082-34921

AR/S

6-30-09

[redacted]

09047178

BILLABONG

Element
wind water fire earth

vonzipper

KUSTOM

PALMERS

HONOLUA
SURF CO.

XCEL

tigerlily

sector 9

DAKINE

Billabong International Limited

ABN 17 084 923 946

Contents

:: FINANCIAL REPORT 30 JUNE 2009

This financial report covers both Billabong International Limited as an individual entity and the consolidated entity consisting of Billabong International Limited and its subsidiaries. The financial report is presented in Australian currency.

Billabong International Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Billabong International Limited
1 Billabong Place
Burleigh Heads QLD 4220

A description of the nature of the consolidated entity's operations and its principal activities is included in the Directors' report on pages 2 – 6, which is not part of this financial report.

The financial report was authorised for issue by the Directors on 21 August 2009. The Company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available on our corporate website: www.billabongbiz.com

Income statements

For the year ended 30 June 2009 : :

		Consolidated		Parent entity	
	Notes	**2009 $'000**	2008 $'000	**2009 $'000**	2008 $'000
Revenue from continuing operations	5	1,674,434	1,354,419	137,046	64,453
Cost of goods sold	7	(780,436)	(608,040)	---	---
Other income	6	1,491	---	10,225	---
Selling, general and administrative expenses	7	(525,351)	(399,411)	(645)	(1,733)
Other expenses	7	(125,530)	(76,420)	---	(15,888)
Finance costs	7	(38,561)	(24,986)	(28,842)	(21,298)
Profit before income tax		206,047	245,562	117,784	25,534
Income tax (expense)/benefit	8	(53,208)	(69,293)	89	3,151
Profit for the year		152,839	176,269	117,873	28,685
Loss attributable to minority interest		---	111	---	---
Profit attributable to members of Billabong International Limited		152,839	176,380	117,873	28,685

Earnings per share for profit attributable to the ordinary equity holders of the Company		Cents	Cents
Basic earnings per share	41	69.2	81.8
Diluted earnings per share	41	68.7	81.2

The above income statements should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2009 $'000	Consolidated 2008 $'000	Parent entity 2009 $'000	Parent entity 2008 $'000
ASSETS					
Current assets					
Cash and cash equivalents	9	332,937	128,477	124,682	43
Trade and other receivables	10	405,155	302,680	20,730	23,673
Inventories	11	253,670	209,701	---	---
Current tax receivables		10,456	8,106	8,186	268
Other	12	18,563	18,559	55	506
Total current assets		1,020,781	667,523	153,653	24,490
Non-current assets					
Receivables	13	11,566	7,677	403,674	274,962
Other financial assets	14	---	---	497,791	414,264
Property, plant and equipment	15	161,816	134,120	---	---
Intangible assets	16	999,491	800,897	---	---
Deferred tax assets	17	21,735	12,008	3,546	4,401
Other	18	5,123	3,236	2,694	589
Total non-current assets		1,199,731	957,938	907,705	694,216
Total assets		2,220,512	1,625,461	1,061,358	718,706
LIABILITIES					
Current liabilities					
Trade and other payables	19	277,947	193,922	1,514	518
Borrowings	20	10,031	11,895	---	---
Current tax liabilities	21	7,690	---	---	---
Provisions	22	13,483	11,285	---	---
Total current liabilities		309,151	217,102	1,514	518
Non-current liabilities					
Borrowings	23	547,872	471,411	313,344	315,992
Deferred tax liabilities	24	56,497	55,223	---	---
Provisions and other payables	25	21,330	10,475	---	---
Deferred payment	35	108,726	76,147	---	---
Total non-current liabilities		734,425	613,256	313,344	315,992
Total liabilities		1,043,576	830,358	314,858	316,510
Net assets		1,176,936	795,103	746,500	402,196
EQUITY					
Contributed equity	26	659,012	316,317	659,012	316,317
Treasury shares	27(a)	(27,295)	(24,896)	---	---
Option reserve	27(b)	2,519	6,995	12,877	12,558
Other reserves	27(b)	(32,480)	(41,441)	(796)	---
Retained profits	27(c)	575,180	538,128	75,407	73,321
Parent entity interest		1,176,936	795,103	746,500	402,196
Minority interest		---	---	---	---
Total equity		1,176,936	795,103	746,500	402,196

The above balance sheets should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2009 $'000	Consolidated 2008 $'000	Parent entity 2009 $'000	Parent entity 2008 $'000
Total equity at the beginning of the financial year		795,103	759,683	402,196	482,187
Cash flow hedge reserve movement, net of tax	27(b)	(10,253)	(1,240)	(796)	---
Exchange differences on translation of foreign operations	27(b)	1,923	(7,931)	---	---
Net investment hedge	27(b)	17,291	(10,330)	---	---
Net income/(expense) recognised directly in equity		8,961	(19,501)	(796)	---
Profit for the year		152,839	176,269	117,873	28,685
Total recognised income for the year		161,800	156,768	117,077	28,685
Transactions with equity holders in their capacity as equity holders:					
Employee share options exercised	26(b)	39	143	39	143
Rights issue, net of transaction costs	26(b)	284,799	---	284,799	---
Dividend reinvestment plan issues	26(b)	57,857	---	57,857	---
Dividends paid	28	(115,787)	(112,014)	(115,787)	(112,014)
Treasury shares purchased by employee share plan trusts	27(a)	(7,194)	(10,751)	---	---
Option reserve in respect of employee share plan	27(b)	319	3,195	319	3,195
Acquisition of subsidiary minority interest		---	(1,921)	---	---
		220,033	(121,348)	227,227	(108,676)
Total equity at the end of the financial year		1,176,936	795,103	746,500	402,196
Total recognised income and expense for the year is attributable to:					
Members of Billabong International Limited		161,800	156,879	117,077	28,685
Minority interest		---	(111)	---	---
		161,800	156,768	117,077	28,685

The above statements of changes in equity should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2009 $'000	Consolidated 2008 $'000	Parent entity 2009 $'000	Parent entity 2008 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of GST)		1,706,459	1,340,297	---	---
Payments to suppliers and employees (inclusive of GST)		(1,447,870)	(1,108,720)	(31)	(16)
		258,589	231,577	(31)	(16)
Dividends received		---	---	1,516	876
Interest received		2,815	4,310	795	4,184
Other revenue		2,360	3,727	87	---
Finance costs		(37,205)	(25,305)	(4,376)	(1,430)
Income taxes (paid)/refunded		(50,874)	(61,102)	---	4
Net cash inflow/(outflow) from operating activities	39	175,685	153,207	(2,009)	3,618
Cash flows from investing activities					
Payments for purchase of subsidiaries and businesses, net of cash acquired	35	(143,760)	(90,688)	---	---
Payments for investments in subsidiaries		---	---	(57,781)	(391)
Payments for property, plant and equipment		(65,355)	(54,688)	---	---
Loans to related parties		---	---	(31,025)	(42,260)
Loans from related parties		---	---	106,046	146,238
Repayment of loans by related parties		---	---	14,714	---
Payments for intangible assets		(6,225)	(3,221)	---	---
Proceeds from sale of property, plant and equipment		97	1,730	---	---
Net cash (outflow)/inflow from investing activities		(215,243)	(146,867)	31,954	103,587
Cash flows from financing activities					
Proceeds from issues of shares and other equity securities		325,154	143	325,154	143
Share issue and transaction costs		(8,219)	---	(8,219)	---
Payments for treasury shares held by employee share plan trusts		(7,194)	(10,751)	(7,194)	(10,751)
Proceeds from borrowings		714,688	338,327	156,149	126,300
Repayment of borrowings		(682,360)	(197,079)	(279,000)	(111,000)
Dividends paid	28	(92,196)	(112,014)	(92,196)	(112,014)
Net cash inflow/(outflow) from financing activities		249,873	18,626	94,694	(107,322)
Net increase/(decrease) in cash and cash equivalents		210,315	24,966	124,639	(117)
Cash and cash equivalents at the beginning of the year		125,852	113,212	43	160
Effects of exchange rate changes on cash and cash equivalents		(3,230)	(12,326)	---	---
Cash and cash equivalents at the end of the year	9	332,937	125,852	124,682	43
Financing arrangements	23				
Non-cash investing and financing activities	40				

The above cash flow statements should be read in conjunction with the accompanying notes.

Contents of the notes to the financial statements

Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Billabong International Limited as an individual entity (the "Company" or "parent entity") and the consolidated entity consisting of Billabong International Limited and its subsidiaries (the "Group" or "consolidated entity").

(a) Basis of preparation

The general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*. Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS).

Compliance with IFRS
The financial report of the consolidated entity and the parent entity also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Early adoption of standards
The Group has elected not to early apply accounting standards that are not applicable to the accounting period ended 30 June 2009.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss and certain classes of property, plant and equipment.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

(b) Principles of consolidation

(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Billabong International Limited as at 30 June 2009 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(h)).

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Note 1. Summary of significant accounting policies (continued)

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

Investments in subsidiaries are accounted for at cost in the individual financial statements of Billabong International Limited. Such investments include both investments in shares issued by the subsidiaries and other parent entity interests that in substance form part of the parent entity's investment in the subsidiaries. These include investments in the form of interest-bearing loans which have been provided to subsidiaries as an additional source of long term capital. Other amounts advanced on commercial terms and conditions are included in receivables.

(ii) Employee Share Trust
The Group has formed trusts to administer the Group's Executive Performance Share Plan. The trusts are consolidated, as the substance of the relationship is that the trusts are controlled by the Group.

Shares held by the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust are disclosed as treasury shares and deducted from equity.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) *Functional and presentation currency*
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is the Company's functional and presentation currency.

(ii) *Transactions and balances*
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

(iii) *Group companies*
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, or borrowings repaid, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Note 1. Summary of significant accounting policies (continued)

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and amounts collected on behalf of third parties. Revenue is recognised for the major business activities as follows:

(i) *Sale of goods*
Revenue from sale of goods is recognised when it can be reliably measured, the significant risks and rewards of ownership have passed to, and the goods been accepted by, the customer and collectibility of the related receivable is probable.

Sales terms determine when risks and rewards are considered to have passed to the customer. Given that sales terms vary between regions and customers the Group recognises some wholesale sales on shipment and others on delivery of goods to the customer, whichever is appropriate. The Group recognises retail sales at the time of sale of the goods to the customer.

(ii) *Interest income*
Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income over the discounted period.

(iii) *Royalty income*
Royalty income is recognised as it accrues.

(iv) *Agent commissions*
Revenue earned from sourcing of product on behalf of licensees is recognised net of the cost of the goods, reflecting the sourcing commission only. Sourcing commission is recognised when the goods are provided.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Note 1. Summary of significant accounting policies (continued)

A deferred tax liability is recognised in relation to a proportion of the Group's indefinite life intangibles. The tax base assumed in determining the magnitude of the deferred tax liability is the capital cost base of the assets. As the assets are indefinite life in nature it was determined the assets would not be recovered through use but rather through sale.

Tax consolidation legislation
Billabong International Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2002.

The head entity, Billabong International Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Billabong International Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable or payable to other entities in the group. Details about the tax funding agreement are disclosed in note 8.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(g) Leases

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long-term payables. Each lease payment is allocated between the liability and finance cost. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance lease is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 33). Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Lease income from operating leases where the Group is a lessor is recognised in income on a straight-line basis over the lease term.

(h) Business combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(q)(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Note 1. Summary of significant accounting policies (continued)

Deferred consideration
When deferred contingent consideration payable becomes probable and the amount can be reliably measured the Group brings it to account. Where settlement of any part of cash consideration is deferred and recognised as a non-current liability, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate.

(i) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment charge is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(j) Cash and cash equivalents

For cash flow statement presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(k) Trade receivables

All trade receivables are recognised at the date they are invoiced, initially at fair value and subsequently measured at amortised cost, and are principally on 30 day terms.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the impairment allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

The amount of the impairment charge is recognised in the income statement within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.

Other receivables is comprised of amounts receivable under a factoring arrangement and amounts due as a result of transactions outside the normal course of trading.

(l) Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value.

(i) *Raw materials*
Cost is determined using the first-in, first-out (FIFO) method and standard costs approximating actual costs.

(ii) *Work in progress and finished goods*
Cost is standard costs approximating actual costs including direct materials, direct labour and an allocation of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts.

Note 1. Summary of significant accounting policies (continued)

Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Cost also includes the transfer from equity of any gains/losses on qualifying cash flow hedges relating to purchases.

(m) Investments and other financial assets

Classification
The Group classifies its investments in the following categories: financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at each reporting date.

(i) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(ii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and an ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the reporting date, which are classified as current assets.

Recognition and derecognition
Regular purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Subsequent measurement
Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit and loss' category, including interest and dividend income, are presented in the income statement within other income or other expenses in the period in which they arise.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in equity. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in equity.

Impairment
The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment charge on that financial asset previously recognised in profit and loss – is removed from equity and recognised in the income statement. Impairment charges recognised in the income statement on equity instruments classified as available-for-sale are not reversed through the income statement.

Note 1. Summary of significant accounting policies (continued)

(n) Derivatives and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

- hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedges), or
- hedges of net investment in a foreign operation (net investment hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative financial instruments used for hedging purposes are disclosed in note 29. Movements in the hedging reserve in shareholders' equity are shown in note 27(b). The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expenses.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognised in the income statement within 'finance costs'. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognised in profit or loss as cost of goods sold in the case of inventory.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(ii) Net investment hedges
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expenses.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

(iii) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses.

Note 1. Summary of significant accounting policies (continued)

(o) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. These techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(p) Property, plant and equipment

Land and buildings are shown at cost. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

- Buildings 20 years
- Owned and leased plant & equipment 3-20 years
- Furniture, fittings and equipment 3-20 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

(q) Intangible assets

(i) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised. Instead goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment charges. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(ii) *Brands*

Expenditure incurred in developing or enhancing brands is written off against operating profit in the year in which it is incurred. Brands are shown at historical cost.

Brands have a limited legal life, however the Group monitors global expiry dates and renews registrations where required. Brands recorded in the financial statements are not currently associated with products which are likely to become commercially or technically obsolete. Accordingly, the Directors are of the view that brands have an indefinite life.

Brands are tested annually for impairment and carried at cost less accumulated impairment charges.

Note 1. Summary of significant accounting policies (continued)

(iii) *Computer software*
Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated contractual lives (three to five years). Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(r) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(s) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or other expenses.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(u) Provisions

Provisions for restoration, restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

(v) Employee benefits

(i) *Wages and salaries, annual leave and sick leave*
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) *Long service leave*
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are

Note 1. Summary of significant accounting policies (continued)

discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) *Termination benefits*
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(iv) *Profit-sharing and bonus plans*
The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(w) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

(x) Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at balance date.

(y) Earnings per share

(i) *Basic earnings per share*
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

(ii) *Diluted earnings per share*
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(z) Employee and executive share plans

Equity-based compensation benefits are provided to employees via the Billabong Executive Incentive Option Plan, the Billabong Executive Performance Share Plan and the Executive Performance and Retention Plan.

Billabong Executive Incentive Option Plan
No options have been granted to employees under the Billabong Executive Incentive Option Plan since August 2002 and it is not envisaged that any further options will be granted under this Plan. For options already granted under the Plan, no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Note 1. Summary of significant accounting policies (continued)

Billabong Executive Performance Share Plan
Share-based compensation benefits are provided to the executive team via the Billabong Executive Performance Share Plan. Information relating to this Plan is set out in note 42.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefit expense with a corresponding increase in equity when the employees become entitled to the shares.

The fair value of equity instruments granted under the Billabong Executive Performance Share Plan is recognised as an employee benefit expense over the period during which the employees become unconditionally entitled to the instruments. There is a corresponding increase in equity, being recognition of an option reserve. Once the employees become unconditionally entitled to the instruments the option reserve is set-off against the treasury shares vested. The fair value of equity instruments granted is measured at grant date and is determined by reference to the Billabong International Limited share price at grant date, taking into account the terms and conditions upon which the rights were granted.

To facilitate the operation of the Billabong Executive Performance Share Plan third party trustees are used to administer the trusts which hold shares allocated under the Plan. CPU Share Plans Pty Ltd and CRS Nominees Ltd are third party trustees for the Billabong Executive Performance Share Plan – Australia trust (for Australian employees) and the Billabong Executive Performance Share Plan trust (for non-Australian employees) respectively. As the trusts were established by the Company for the benefit of the consolidated entity, through the provision of a component of the consolidated entities executive remuneration, the trusts are consolidated in the consolidated entity.

Current equity based instruments granted under the Billabong Executive Performance Share Plan include performance shares and conditional rights. Both performance shares and conditional rights are subject to performance hurdles. Through contributions to the trusts the consolidated entity purchases shares of the Company on market to underpin performance shares and conditional rights issued. The shares are recognised in the balance sheet as treasury shares. Treasury shares are excluded from the weighted average number of shares used as the denominator for determining basic earnings per share and net tangible asset backing per share. The performance shares and conditional rights of the Billabong Executive Performance Share Plan are treated as potential ordinary shares for the purposes of diluted earnings per share.

The Company incurs expenses on behalf of the trusts. These expenses are in relation to administration costs of the trusts and are recorded in the income statement as incurred.

Billabong Executive Performance and Retention Plan
Share-based compensation benefits are also provided to the executive team via the Billabong Executive Performance and Retention Plan. Information relating to this Plan is set out in note 42.

The fair value of the options granted under the Billabong Executive Performance and Retention Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the executive team becomes unconditionally entitled to the options.

The fair value at grant date is independently determined using the Monte-Carlo simulation valuation technique that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The fair value of the options granted is adjusted to reflect market vesting conditions, but excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each reporting date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the income statement with a corresponding adjustment to equity.

Note 1. Summary of significant accounting policies (continued)

(aa) Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* and the amount initially recognised less cumulative amortisation, where appropriate.

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

(bb) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(cc) Rounding of amounts

The Company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars.

(dd) New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2009 reporting periods. The Group's assessment of the impact of these new standards and interpretations is set out below:

(i) AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8
AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting for companies generally, as it requires adoption of a 'management approach' to reporting on financial performance. The information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group will adopt AASB 8 on 1 July 2009. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. However, at this stage, it is not expected to affect any of the amounts recognised in the financial statements.

(ii) Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12]
The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January 2009. It has removed the option to expense all borrowing costs and – when adopted – will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. There will be no impact on the financial report of the Group, as the Group already capitalises borrowing costs relating to qualifying assets.

Note 1. Summary of significant accounting policies (continued)

(iii) Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101
A revised AASB 101 was issued in September 2007 and is applicable for annual reporting periods beginning on or after 1 January 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period. The Group intends to apply the revised standard from 1 July 2009.

(iv) Revised AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127
Revised accounting standards for business combinations and consolidated financial statements were issued in March 2008 and are operative for annual reporting periods beginning on or after 1 July 2009, but may be applied earlier. The Group will apply the revised standards from 1 July 2009. The new rules generally apply only prospectively to transactions that occur after the application date of the standard. Their impact will therefore depend on whether the Group will enter into any business combinations or other transactions that affect the level of ownership held in the controlled entities in the year of initial application. For example, under the new rules:

- all payments (including contingent consideration) to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments subsequently remeasured at fair value through the income statement;
- all transaction costs will be expensed.

(v) AASB 2008-1 Amendments to Australian Accounting Standard - Share-based Payments: Vesting Conditions and Cancellations
AASB 2008-1 was issued in February 2008 and will become applicable for annual reporting periods beginning on or after 1 January 2009. The revised standard clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July 2009.

(vi) AASB 2008-2 Amendments to Australian Accounting Standards – Puttable Financial Instruments and Obligations Arising on Liquidation [AASB 7, AASB 101, AASB 132, AASB 139 and Interpretation 2]
The amendments made by AASB 2008-2 in March 2008 relate to puttable financial instruments and instruments that require the entity to pay the holder a pro-rata share of the entity's net assets on liquidation. The revised standards have to be applied from 1 January 2009. Under the revised rules, the relevant instruments will be classified as equity if certain conditions are satisfied. As the Group has not issued any such instruments, the amendments will not have any effect on the Group's or the parent entity's financial statements.

(vii) Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project
The amendments to AASB 5 *Discontinued Operations* and AASB 1 *First-Time Adoption of Australian-Equivalents to International Financial Reporting Standards* are part of the IASB's annual improvements project published in May 2008. They clarify that all of a subsidiary's assets and liabilities are classified as held for sale if a partial disposal sale plan results in a loss of control. Relevant disclosures should be made for this subsidiary if the definition of a discontinued operation is met. The Group will apply the amendments prospectively to all partial disposals of subsidiaries from 1 July 2009.

(viii) Amendments to IFRS 1 and IAS 27 Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
In May 2008, the IASB made amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements. The new rules will apply to financial reporting periods commencing on or after 1 January 2009. Amendments to the corresponding Australian Accounting Standards are expected to be issued shortly. The Group will apply the revised rules from 1 July 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary's fair value.

Note 1. Summary of significant accounting policies (continued)

(ix) Improvements to IFRSs
In May 2008, the IASB issued a number of improvements to existing International Financial Reporting Standards. The amendments will generally apply to financial reporting periods commencing on or after 1 January 2009, except for some changes to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations regarding the sale of the controlling interest in a subsidiary which will apply from 1 July 2009. We expect the AASB to make the same changes to Australian Accounting Standards shortly. The Group will apply the revised standards from the relevant application dates.

(x) IFRIC Interpretation 16 Hedges of a Net Investment in a Foreign Operation
IFRIC Interpretation 16 was issued in July 2008 and applies to reporting periods commencing on or after 1 October 2008. The interpretation clarifies which foreign currency risks qualify as hedged risk in the hedge of a net investment in a foreign operation and that hedging instruments may be held by any entity or entities within the group. It also provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. The Group will apply the interpretation prospectively from 1 July 2009. There will be no changes to the accounting for the existing hedges of the net investments in the subsidiaries.

(xi) Amendment to IAS 39 Financial Instruments: Recognition and Measurement
On 31 July 2008 the IASB issued an amendment to IAS 39, Eligible Hedged Items. It is effective for accounting periods beginning on or after 1 July 2009 and must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group is currently reviewing its hedging transactions to determine whether there will be an impact on the financial report when the standard is first applied.

(xii) AASB 2009-2 Amendments to Australian Accounting Standards - Improving Disclosures about Financial Instruments (effective for annual periods beginning on or after 1 January 2009)
In April 2009, the AASB published amendments to AASB 7 Financial Instruments: Disclosure to improve the information that entities report about their liquidity risk and the fair value of their financial instruments. The amendments require fair value measurement disclosures to be classified into a new three-level hierarchy and additional disclosures for items whose fair value is determined by valuation techniques rather than observable market values. The AASB also clarified and enhanced the existing requirements for the disclosure of liquidity risk of derivatives. The Group will apply the amendments from 1 July 2009. They will not affect any of the amounts recognised in the financial statements.

(xiii) Group Cash-settled Share-based Payment Transactions - Amendments to IFRS 2 (effective for annual periods commencing on or after 1 January 2010)
The amendments made by the IASB to IFRS 2 confirm that an entity receiving goods or services in a group share-based payment arrangement must recognise an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash. They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity- or a cash-settled transaction. The AASB is expected to make equivalent amendments to AASB 2 shortly. The Group will apply these amendments retrospectively for the financial reporting period commencing on 1 July 2010. However, as the amendments only affect the accounting in the individual entities there will be no impact on the financial statements of the Group.

Note 2. Financial risk management

The Group's activities expose it to a variety of financial risks; market risk (including currency risk and cash flow interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures. Derivatives are used exclusively for hedging purposes and not for trading or speculative purposes.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to United States Dollars.

Foreign currency transaction risk arises when assets and liabilities, and forecasted purchases and sales are denominated in a currency other than the functional currency of the respective entities. As sales are mainly denominated in the respective local currency which is the functional currency, the major transactional exposure is in relation to inventory purchases which are typically denominated in United States Dollars. The risk is measured using sensitivity analysis and cash flow forecasting.

Forward contracts are used to manage foreign exchange risk. The Group's Risk Management Policy is for each region to hedge greater than 80% of forecast foreign denominated inventory purchases for the upcoming season. Further hedges can be executed following receipt of customer orders. All hedges of projected purchases qualify as "highly probable" forecast transactions for hedge accounting purposes. The Group has, as outlined in note 29, forward exchange contracts designated as cash flow hedges.

The carrying amounts of the Group's and parent entity's financial assets and liabilities that are denominated in Australian Dollars and significant foreign currency (figures in Australian Dollars), are set out below:

		Consolidated		Parent entity	
	Notes	**2009 $'000**	2008 $'000	**2009 $'000**	2008 $'000
Australian Dollars					
Cash and cash equivalents	9	157,559	19,866	124,682	43
Trade and other receivables	10, 13	44,114	46,758	317,725	225,373
Borrowings	20, 23	(39,095)	(115,907)	(313,110)	(315,992)
Trade and other payables	19	(27,080)	(24,498)	(1,514)	(518)
		135,498	(73,781)	127,783	(91,094)
United States Dollars					
Cash and cash equivalents	9	129,700	68,169	---	---
Trade and other receivables	10, 13	157,914	99,027	2,340	---
Borrowings	20, 23	(388,619)	(248,223)	---	---
Trade and other payables	19	(163,680)	(94,176)	---	---
		(264,685)	(175,203)	2,340	---
European Euros					
Cash and cash equivalents	9	12,796	11,975	---	---
Trade and other receivables	10, 13	109,626	71,481	---	---
Borrowings	20, 23	(100,947)	(81,735)	---	---
Trade and other payables	19	(46,916)	(42,270)	---	---
		(25,441)	(40,549)	---	---
Other					
Cash and cash equivalents	9	32,882	28,467	---	---
Trade and other receivables	10, 13	105,067	93,091	104,339	73,262
Borrowings	20, 23	(29,242)	(37,441)	(234)	---
Trade and other payables	19	(40,271)	(32,978)	---	---
		68,436	51,139	104,105	73,262

Note 2. Financial risk management (continued)

Sensitivity analysis

The majority of the carrying amounts of the Group's financial assets and liabilities are denominated in the functional currency of the relevant subsidiary and thus there is no foreign exchange exposure. The majority of foreign exchange exposure as at 30 June 2009 relates to intragroup monetary assets or liabilities, which whilst these intragroup assets or liabilities are eliminated on group consolidation, there is an exposure at balance date which is recognised in the consolidated income statement as unrealised foreign exchange gains or losses. This is because the monetary item represents a commitment to convert one currency into another and exposes the Group to a gain or loss through currency fluctuations.

At 30 June 2009 had the Australian Dollar as at 30 June 2009 weakened / strengthened by 10% against the United States Dollar with all other variables held constant, post-tax profit for the year would have been $3.0 million higher / $2.4 million lower (2008: $0.5 million higher / $0.4 million lower), mainly as a result of intragroup monetary assets or liabilities as at 30 June 2009. Profit is more sensitive to movements in the Australian Dollar / United States Dollar in 2009 than 2008 because of increased amounts of intragroup monetary assets or liabilities and increased amounts of United States Dollar assets or liabilities in non-United States Dollar functional currency entities as at 30 June 2009 compared to as at 30 June 2008. Equity (excluding the effect to the Foreign Currency Translation Reserve of translating the United States of America operations' net assets/equity to Australian Dollars) would have been $6.5 million higher / $2.5 million lower (2008: $6.6 million higher / $6.6 million lower). The Group's exposure to other foreign exchange movements as at 30 June 2009 is not material.

The parent entity does not have any material exposure to the United States Dollar as at 30 June 2009 or 30 June 2008. At 30 June 2009 and 30 June 2008 the parent entity had exposure to the South African Rand. At 30 June 2009 had the Australian Dollar as at 30 June 2009 weakened / strengthened by 10% against the South African Rand with all other variables held constant, post-tax profit for the year would have been $5.4 million higher / $4.4 million lower (2008: $3.3 million higher / $2.7 million lower). Equity would have been $5.4 million higher / $4.4 million lower (2008: $3.3 million / $2.7 million lower). The parent entity's exposure to other foreign exchange movements as at 30 June 2009 is not material.

(ii) Cash flow interest rate risk

Other than cash deposits at call, the Group has no significant interest-bearing assets and therefore the Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. In certain circumstances the Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Hedging activities are evaluated regularly to align with interest rate views and defined risk appetite; ensuring optimal hedging strategies are applied, by either positioning the balance sheet or protecting interest expense through different interest rate cycles.

As at the reporting date, the Group had the following variable rate borrowings and interest rate swap contracts outstanding:

	2009 **$'000**	2008 $'000
Bank loans, syndicated facility, drawdown facility and cash advance facilities	553,065	477,087
Interest rate swaps (notional principal amount)	(198,044)	(182,368)
Net exposure to interest rate risk	355,021	294,719

An analysis by maturities is provided in (c) below and a summary of the terms and conditions is in note 23.

Group sensitivity analysis

At 30 June 2009 if interest rates had changed by - / + 50 basis points from the year-end rates with all other variables held constant, post-tax profit for the year would have been $1.5 million lower / higher (2008: $nil). Equity would have been $2.6 million lower / higher (2008: $1.4 million lower/higher) mainly as a result of an increase / decrease in the fair value of the cash flow hedges as at 30 June 2009.

Parent sensitivity analysis

At 30 June 2009 if interest rates had changed by - / + 50 basis points from the year-end rates with all other variables held constant, post-tax profit for the year would have been $0.3 million lower / higher (2008: $nil). Equity would have been $0.3 million lower/higher (2008: $nil).

Note 2. Financial risk management (continued)

(b) Credit risk

Credit risk represents the loss that would be recognised if a counterparty failed to perform as contracted. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

The Group has no significant concentrations of credit risk.

Derivative counterparties and cash deposits are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their financial position, past experience and other factors. Credit limits are set for each individual customer in accordance with parameters set by the Board. These credit limits are regularly monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant. Sales to retail customers are settled in cash or using major credit cards, mitigating credit risk.

Credit risk further arises in relation to financial guarantees given to certain parties. Such guarantees are only provided in exceptional circumstances and are subject to specific Board approval.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates. The vast majority of cash at bank and short-term bank deposits are held with banks with at least a credit rating of 'A'. Derivative counterparties have a credit rating of at least 'A'. The vast majority of trade receivables are with existing customers (who have been customers for at least six months) with no defaults in the past (for further information about impaired trade receivables and past due but not impaired receivables refer to note 10).

(c) Liquidity risk

Due to the financial liabilities within the Group and parent entity, the Group and parent entity are exposed to liquidity risk, being the risk of encountering difficulties in meeting such obligations. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to closeout market positions. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available. Refer to note 23(e) for information in regards to the Group's and parent entity's financing arrangements. Refer to note 26(j) for information in regards to the Group's and parent entity's capital management strategy.

The tables below analyse the Group's and the parent entity's financial liabilities, net and gross settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. For net settled and gross settled derivatives the cash flows have been estimated using spot interest rates applicable at the reporting date.

Note 2. Financial risk management (continued)

(c) Liquidity risk (continued)

Consolidated - 2009	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	268,544	---	---	---	---	268,544	268,544
Fixed rate debt	1,030	881	1,730	1,642	---	5,283	4,838
Variable rate debt	16,425	8,099	257,447	298,207	---	580,178	553,065
Net settled derivatives (interest rate swaps)	3,329	3,311	5,022	---	---	11,662	9,523
Net variable rate liabilities	19,754	11,410	262,469	298,207	---	591,840	562,588
Less: Cash (i)	(332,937)	---	---	---	---	(332,937)	(332,937)
Net variable rate liquidity position	(313,183)	11,410	262,469	298,207	---	258,903	229,651
Gross settled derivatives (forward exchange contracts)							
- (inflow)	(216,980)	(24,003)	---	---	---	(240,983)	---
- outflow	225,529	24,244	---	---	---	249,773	8,987
	8,549	241	---	---	---	8,790	8,987

On 17 July 2008 a new AU$600 million unsecured multi-currency syndicated facility was entered into by the Group to replace the previous AU$515 million secured facilities and to provide additional liquidity to the Group (refer to note 23 for the Group's secured facilities as at 30 June 2009). The new facility was structured on an unsecured basis with two and three year tranches of AU$300 million each. Consistent with the Group's capital risk management strategy (note 26(j)), on 16 October 2008 the Group converted this facility into a US$533.5 million facility to minimise the volatility in the Group's financing facilities due to movements in the AUD/USD exchange rate. The two year tranche under this facility, which was due for roll-over on or prior to 1 July 2010, was extended to 1 July 2012 on 11 August 2009 and the facility balance relating to this tranche was reduced from US$266.75 million to US$216.75 million. The three year tranche under this facility is due for roll-over on or prior to 1 July 2011.

On 21 July 2008 a new AU$100 million unsecured multi-currency drawdown facility was entered into by the Group, replacing the previous secured facility for the same amount (refer to note 23 for the Group's secured facilities as at 30 June 2009). On 22 December 2008 the Group converted this facility into a US$100 million facility to further minimise the volatility in the Group's financing facilities due to movements in the AUD/USD exchange rate. This new facility, which was due for roll-over on or prior to 17 July 2010, was extended to 1 July 2012 on 30 July 2009 subject to the finalisation of formal documentation with the facility provider.

Entitlement offers
In May 2009, the Company invited institutional and retail shareholders to participate in accelerated non-renounceable pro-rata entitlement offers to subscribe for 2 new ordinary shares for every 11 existing ordinary shares at an issue price of $7.50 per share (refer to note 26 for further information). Each offer was fully underwritten by Goldman Sachs JBWere. Details of these offers are as follows:

- The institutional entitlement offer was made on 18 May 2009 with shares issued on and ranking for dividends after 29 May 2009. As a result, 30.6 million new shares were issued, resulting in cash proceeds of $229.2 million.
- The retail entitlement offer was made on 25 May 2009 with shares issued on and ranking for dividends after 19 June 2009. As a result, 8.2 million new shares were issued, resulting in cash proceeds of $61.6 million.

In total the entitlement offer raised cash proceeds of $290.8 million, before transaction costs.

Note 2. Financial risk management (continued)

(c) Liquidity risk (continued)

(i) Cash
Cash is considered in managing the Group's exposure to liquidity and interest rate risks. As at 30 June 2009 the Group held a significant cash balance of $332.9 million. Of this amount $142.0 million was allocated for use in debt repayment or debt offset as follows:

Cash allocated for debt repayment
A comprehensive analysis was performed by management to determine the most efficient use of the net proceeds of the entitlement offers detailed above. The analysis considered the order of repayment of current drawn debt, expected interest rates and commitment and break fees associated with early repayment of debt segments. Based on the results of this analysis, at balance date $124.6 million of these net proceeds were held in an 'at call' deposit account earning market interest rates pending repayment of specific debt segments in July and August 2009 using these net proceeds.

Cash allocated for debt offset
In order to optimise the cost of funds, the Group entered into a cash pooling arrangement during the year wherein a portion of the Group's cash is notionally offset on a daily basis against the outstanding debt drawn under the drawdown facility for the purposes of calculating interest expense payable. At 30 June 2009, the amount of cash included in the notional pooling was $17.4 million (30 June 2008: nil).

Consolidated - 2008	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	189,942	---	---	---	---	189,942	189,942
Fixed rate debt	1,198	1,021	1,625	2,995	64	6,903	6,219
Variable rate debt	18,708	12,998	478,442	---	---	510,148	477,087
Net settled (interest rate swaps) derivatives	999	947	1,893	1,405	---	5,244	1,564
Net variable rate liabilities	19,707	13,945	480,335	1,405	---	515,392	478,651
Less: Cash	(128,477)	---	---	---	---	(128,477)	(128,477)
Net variable rate debt	(108,770)	13,945	480,335	1,405	---	386,915	350,174
Gross settled derivatives							
- (inflow)	(96,633)	(27,434)	---	---	---	(124,067)	---
- outflow	99,832	28,177	---	---	---	128,009	3,071
	3,199	743	---	---	---	3,942	3,071

Parent entity - 2009	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	376	---	---	---	---	376	376
Variable rate debt	12,080	12,080	46,757	80,990	274,408	426,315	313,344
Gross settled derivatives (forward exchange contracts)							
- (inflow)	(103,215)	---	---	---	---	(103,215)	---
- outflow	104,036	---	---	---	---	104,036	1,138
	821	---	---	---	---	821	1,138

Note 2. Financial risk management (continued)

(c) Liquidity risk (continued)

Parent entity - 2008	Less than 6 months	Between 6 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Non-interest bearing	518	---	---	---	---	518	518
Variable rate debt	12,634	12,825	135,547	48,166	200,692	409,864	315,992

There were no gross settled derivatives (forward exchange contracts) in the parent entity in 2008.

(d) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

Certain financial instruments such as derivatives are valued using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of borrowings is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates that are available to the Group for similar financial instruments. Refer to note 13(b) and 23(g) for further information.

Note 3. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Estimated impairment of goodwill and indefinite life intangibles
The Group tests annually whether goodwill and indefinite life intangibles have suffered any impairment and if any intangibles cease to have an indefinite life, in accordance with the accounting policy stated in note 1(i). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates and judgements, in particular the achievement of forecast growth rates which are determined through a Board approved budgeting process. Assumptions used in impairment testing are detailed in note 16.

Deferred contingent consideration
In relation to certain acquisitions that have been made by the Group, deferred contingent consideration may be payable in cash if certain specific conditions are achieved. When the deferred contingent consideration payable becomes probable and the amount can be reliably measured, the Group brings it to account (refer note 35) and the amount of the contingent liability is disclosed in note 32. The calculation of the payable for each acquisition requires the use of estimates and judgements which are reviewed at each reporting period.

Note 4. Segment information

(a) Description of segments

The Group is organised on a global basis into the following geographical segments. Each segment's areas of operation are the wholesaling and retailing of surf, skate and snow apparel and accessories.

Australasia
This segment includes Australia, New Zealand, Japan, South Africa, Singapore, Malaysia and Indonesia.

Americas
This segment includes the United States of America, Canada, Brazil, Peru and Chile.

Europe
This segment includes France, Germany, United Kingdom, Spain, Italy, the Netherlands, Belgium and Austria.

Rest of the World
This segment relates to royalty receipts from third party operations.

(b) Primary reporting format – geographical segments

2009	Australasia $'000	Americas $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	444,260	836,836	387,966	---	1,669,062
Other revenue, including interest revenue	2,632	458	93	2,189	5,372
Total segment revenue	446,892	837,294	388,059	2,189	1,674,434
Segment result	100,378	99,911	82,352	2,189	284,830
Add/(Less): inter-company royalties and sourcing fees	130,098	(85,469)	(44,629)	---	---
Less: depreciation and amortisation	(11,016)	(16,995)	(10,123)	---	(38,134)
Less: impairment charge*	(1,298)	(4,132)	(4,046)	---	(9,476)
Less: interest (expense)/income (net)	(9,367)	(16,959)	(4,847)	---	(31,173)
Profit before income tax	208,795	(23,644)	18,707	2,189	206,047
Consolidated profit before income tax					206,047
Less: income tax expense					(53,208)
Consolidated profit for the year					152,839
Segment assets	1,711,317	946,780	284,506	---	2,942,603
Elimination					(722,091)
Total assets					2,220,512
Segment liabilities	93,180	124,561	83,531	---	301,272
Elimination					(617,003)
Unallocated liabilities					1,359,307
Total liabilities					1,043,576
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	105,966	140,954	23,503	---	270,423
Impairment of inventories	210	45	3,143	---	3,398
Impairment of trade receivables	115	1,024	2,812	---	3,951

* As a result of the impairment review of retail store assets, certain assets have been written down to their recoverable amount, being their value-in-use. Value-in-use has been assessed by reference to management's best estimate of the risk adjusted future earnings performance of each store over the remaining life of the lease. This resulted in a pre-tax impairment charge in respect of retail stores in various countries, but predominately in the United Kingdom and the United States, which amounted to $9.5 million. This impairment charge has been included within the other expenses line item on the income statement.

Note 4. Segment information (continued)

2008	Australasia $'000	Americas $'000	Europe $'000	Rest of the World $'000	Total $'000
Sales to external customers	412,693	620,487	314,438	---	1,347,618
Other revenue, including interest revenue	2,963	1,653	332	1,853	6,801
Total segment revenue	415,656	622,140	314,770	1,853	1,354,419
Segment result	110,081	112,013	68,004	1,853	291,951
Add/(Less): inter-company royalties and sourcing fees	130,983	(82,749)	(48,234)	---	---
Less: depreciation and amortisation	(8,360)	(10,653)	(8,202)	---	(27,215)
Less: interest (expense)/income (net)	(5,378)	(9,539)	(4,257)	---	(19,174)
Profit before income tax	227,326	9,072	7,311	1,853	245,562
Consolidated profit before income tax					245,562
Less: income tax expense					(69,293)
Consolidated profit for the year					176,269
Segment assets	1,159,499	681,758	234,760	---	2,076,017
Elimination					(450,556)
Total assets					1,625,461
Segment liabilities	68,333	86,331	68,424	---	223,088
Elimination					(278,693)
Unallocated liabilities					885,963
Total liabilities					830,358
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	77,348	114,714	19,862	---	211,924
Impairment of inventories	157	244	6,062	---	6,463
Impairment of trade receivables	123	853	2,817	---	3,793

(c) Secondary reporting format – business segments

The consolidated entity operates predominately in one business segment being the surf, skate and snow apparel and accessories market.

Note 5. Revenue

	Consolidated		Parent entity	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
From continuing operations				
Sales revenue				
Sale of goods	1,669,062	1,347,618	---	---
Royalties	2,189	1,853	---	---
	1,671,251	1,349,471	---	---
Other revenue				
Interest	2,039	4,699	26,581	23,577
Dividends	---	---	110,465	40,876
Other	1,144	249	---	---
	3,183	4,948	137,046	64,453
Total revenue from continuing operations	1,674,434	1,354,419	137,046	64,453

Note 6. Other income

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Foreign exchange gains	---	---	10,225	---
Other	1,491	---	---	---
	1,491	---	10,225	---

Note 7. Expenses

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Profit before income tax includes the following specific expenses:				
Expenses				
Cost of goods sold	780,436	608,040	---	---
Selling, general and administrative expenses	525,351	399,411	645	1,733
Employee benefits expense (included in the amounts above)	248,539	173,279	---	---
Depreciation				
Buildings	577	472	---	---
Plant and equipment	35,928	25,360	---	---
Plant and equipment under finance lease	1,114	1,278	---	---
Total depreciation	37,619	27,110	---	---
Amortisation of finite life intangible assets	515	105	---	---
Interest and finance charges				
Interest expense	33,212	23,873	26,172	20,185
Other borrowing costs	2,670	1,113	2,670	1,113
Provisions: unwinding of discount	2,679	---	---	---
Total interest and finance charges	38,561	24,986	28,842	21,298
Net loss on disposal of property, plant and equipment	450	211	---	---
Foreign exchange losses	512	1,020	---	15,888
Rental expense relating to operating leases				
Minimum lease payments	68,532	43,296	---	---
Contingent rentals	4,367	885	---	---
Sub-leases	108	---	---	---
Total rental expense relating to operating leases	73,007	44,181	---	---
Impairment of other assets				
Inventories *(included in the cost of goods sold amount above)*	3,398	6,463	---	---
Trade receivables	3,951	3,793	---	---
Retail store fixed assets	9,476	---	---	---

Note 8. Income tax expense

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
(a) Income tax expense/(benefit)				
Current tax	61,893	62,073	(3,945)	(3,042)
Deferred tax	(7,670)	3,017	3,789	(4,109)
Adjustments for current tax of prior periods	(1,015)	4,203	67	4,000
	53,208	69,293	(89)	(3,151)
Deferred income tax (revenue)/expense included in income tax expense/(benefit) comprises:				
(Increase)/decrease in deferred tax assets (note 17)	(11,870)	791	3,210	(4,468)
Increase in deferred tax liabilities (note 24)	4,200	2,226	579	359
	(7,670)	3,017	3,789	(4,109)
(b) Numerical reconciliation of income tax expense/(benefit) to prima facie tax payable				
Profit from continuing operations before income tax expense	206,047	245,562	117,784	25,534
Tax at the Australian tax rate of 30% (2008 – 30%)	61,814	73,669	35,335	7,660
Tax effect of amounts which are not deductible/ (taxable) in calculating taxable income:				
Net exempt income	(13,534)	(12,647)	(1,833)	(2,548)
Non-taxable dividends	---	---	(33,140)	(12,263)
Entertainment	528	368	---	---
Sundry items	---	(665)	(518)	---
Non-deductible permanent differences	7,847	3,079	---	---
	56,655	63,804	(156)	(7,151)
Difference in overseas tax rates	(2,066)	1,795	---	---
(Over)/under provision in prior years	(1,015)	4,203	67	4,000
Prior year tax losses previously not recognised	(366)	(509)	---	---
Income tax expense/(benefit)	53,208	69,293	(89)	(3,151)
(c) Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit but directly credited to equity				
Net deferred tax – credited (note 17, 24)	6,857	1,827	2,934	---
	6,857	1,827	2,934	---
(d) Tax losses				
Unused tax losses for which no deferred tax asset has been recognised	5,282	1,543	---	---
Potential tax benefit @ 30%	1,585	463	---	---

All unused tax losses were incurred by entities that are not part of the Australian tax consolidated group.

Note 8. Income tax expense (continued)

(e) Tax consolidation legislation

Billabong International Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2002. The accounting policy in relation to this legislation is set out in note 1(f).

On adoption of the tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the Directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Billabong International Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Billabong International Limited for any current tax payable assumed and are compensated by Billabong International Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Billabong International Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities' financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables (note 34).

The income tax expense for the financial year is $53.2 million (2008: $69.3 million), an effective tax rate of 25.8% (2008: 28.2%). The lower effective tax rate reflects in part the increasing impact of net exempt income from branch operations, in particular GSM (Europe) Pty Ltd, consistent with the Group's changing segment mix, together with several one-off prior year tax adjustments. Adjusting for these one-off prior year tax adjustments, the effective tax rate would have been approximately 28%.

Note 9. Current assets - Cash and cash equivalents

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Cash at bank and in hand	204,861	89,969	76	43
Deposits at call	128,076	38,508	124,606	---
	332,937	128,477	124,682	43

(a) Reconciliation to cash at the end of the year

The above figures are reconciled to cash at the end of the financial year as shown in the consolidated cash flow statement as follows:

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Balances as above	332,937	128,477	124,682	43
Bank overdrafts (note 20)	---	(2,625)	---	---
	332,937	125,852	124,682	43

(b) Interest rate risk exposure

The Group's and parent entity's exposure to interest rate risk is discussed in note 2.

Note 10. Current assets – Trade and other receivables

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Trade receivables	396,212	300,313	---	---
Provision for impairment of receivables	(23,133)	(16,033)	---	---
	373,079	284,280	---	---
Recoverables from controlled entity – tax related	---	---	8,026	19,318
Receivables from controlled entities	---	---	12,623	4,355
Other receivables	32,076	18,400	81	---
	405,155	302,680	20,730	23,673

(a) Impaired trade receivables

As at 30 June 2009 current trade receivables of the Group with a nominal value of $23.3 million (2008: $17.3 million) were impaired. The amount of the provision was $23.1 million (2008: $16.0 million). The individually impaired receivables mainly relate to retailers encountering difficult economic conditions. It was assessed that a portion of the receivables is expected to be recovered.

The ageing of these receivables is as follows:

	Consolidated	
	2009	2008
	$'000	$'000
Up to 3 months	3,239	4,882
3 to 6 months	4,400	2,306
Over 6 months	15,697	10,151
	23,336	17,339

Movements in the provision for impairment of receivables are as follows:

	Consolidated	
	2009	2008
	$'000	$'000
At 1 July	16,033	16,127
Provision for impairment recognised during the year	9,906	4,237
Receivables written off during the year	(3,951)	(3,793)
Exchange differences	1,145	(538)
At 30 June	23,133	16,033

The creation and release of the provision for impaired receivables has been included in 'other expenses' in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

There were no impaired trade receivables for the parent entity in 2009 or 2008.

Note 10. Current assets – Trade and other receivables (continued)

(b) Past due but not impaired

As at 30 June 2009, trade receivables of $68.5 million (2008: $55.6 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated	
	2009	2008
	$'000	$'000
Up to 3 months	31,714	30,039
3 to 6 months	15,727	14,672
Over 6 months	21,045	10,899
	68,486	55,610

The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

(c) Other receivables

This amount includes $23.5 million (2008: $13.2 million) relating to amounts recoverable under a debtor factoring arrangement. Other amounts generally arise from transactions outside the usual operating activities of the consolidated entity. Collateral is not normally obtained.

North American subsidiaries of the parent entity assign a portion of their accounts receivable to a factor under an agreement which continues on an annual basis. The factor is appointed solely as an agent to collect outstanding accounts receivable and at all times the outstanding amounts remain the property of, and all credit risk remains with, the North American subsidiaries of the parent entity. The subsidiaries may request advances on the net sales factored at any time before the amounts are collected on terms and conditions as may reasonably be requested by the factor which reduces the amounts owed by the factor to the North American subsidiaries per the agreement. The factor charges a commission on the net sales factored, and interest on any advances at prime rate.

(d) Foreign exchange and interest rate risk

Information about the Group's and the parent entity's exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is provided in note 2.

(e) Fair value and credit risk

Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. The Group does not hold any collateral as security. Refer to note 2 for more information on the Risk Management Policy of the Group and the credit quality of the Group's trade receivables.

Note 11. Current assets – Inventories

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Raw materials and stores – at cost	6,234	2,720	---	---
Work in progress – at cost	7,185	6,245	---	---
Finished goods				
- at cost	199,974	179,365	---	---
- at net realisable value	40,277	21,371	---	---
	253,670	209,701	---	---

(a) Inventory expense

Inventories recognised as an expense during the year ended 30 June 2009 amounted to $777.0 million (2008: $601.5 million). Write-downs of inventories to net realisable value recognised as an expense during the year ended 30 June 2009 amounted to $3.4 million (2008: $6.5 million). The expense has been included in 'cost of goods sold' in the income statement.

Note 12. Current assets - Other

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Prepayments	18,263	17,724	55	506
Derivative financial assets (note 29)	300	835	---	---
	18,563	18,559	55	506

(a) Risk exposure

Information about the Group's and the parent entity's exposure to credit risk, foreign exchange and interest rate risk is provided in note 2.

Note 13. Non-current assets - Receivables

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Receivables from controlled entities - loans	---	---	400,719	272,007
Receivables from controlled entities - other	---	---	2,951	2,951
Other receivables	11,566	7,677	4	4
	11,566	7,677	403,674	274,962

Non-current assets pledged as security
Refer to note 23(d) for information on non-current assets pledged as security by the parent entity or its controlled entities.

(a) Impaired receivables and receivables past due

None of the non-current receivables are impaired or past due but not impaired.

(b) Fair values

The fair values and carrying values of non-current receivables are as follows:

	2009		2008	
	Carrying amount	**Fair value**	Carrying amount	Fair value
	$'000	**$'000**	$'000	$'000
Consolidated				
Other receivables	11,566	11,566	7,677	7,677

Parent entity
The fair values equal the carrying values of non-current receivables.

(c) Risk exposure

Information about the Group's and the parent entity's exposure to credit risk, foreign exchange and interest rate risk is provided in note 2.

Note 14. Non-current assets – Other financial assets

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Shares in controlled entities at cost (note 36)	---	---	342,904	259,377
Other investments – loans to subsidiaries	---	---	154,887	154,887
	---	---	497,791	414,264

Non-current assets pledged as security
Refer to note 23(d) for information on non-current assets pledged as security by the parent entity or its controlled entities.

Other investments
Represents parent entity interest in subsidiaries as described in note 1(b)(i).

Note 15. Non-current assets – Property, plant and equipment

Consolidated	Land and buildings $'000	Furniture, fittings and equipment $'000	Leased plant & equipment $'000	Total $'000
At 1 July 2007				
Cost or fair value	28,067	125,352	12,384	165,803
Accumulated depreciation	(1,422)	(54,151)	(3,239)	(58,812)
Net book amount	26,645	71,201	9,145	106,991
Year ended 30 June 2008				
Opening net book amount	26,645	71,201	9,145	106,991
Additions	1,363	58,187	18	59,568
Disposals	---	(1,788)	(153)	(1,941)
Depreciation charge	(472)	(25,360)	(1,278)	(27,110)
Exchange differences	(452)	(3,211)	275	(3,388)
Closing net book amount	27,084	99,029	8,007	134,120
At 30 June 2008				
Cost or fair value	29,007	173,250	12,254	214,511
Accumulated depreciation	(1,923)	(74,221)	(4,247)	(80,391)
Net book amount	27,084	99,029	8,007	134,120

Consolidated	Land and buildings $'000	Furniture, fittings and equipment $'000	Leased plant & equipment $'000	Total $'000
Year ended 30 June 2009				
Opening net book amount	27,084	99,029	8,007	134,120
Additions	13,724	50,850	---	64,574
Disposals	---	(277)	(270)	(547)
Depreciation charge	(577)	(35,928)	(1,114)	(37,619)
Impairment charge	---	(9,476)	---	(9,476)
Exchange differences	1,085	9,167	512	10,764
Closing net book amount	41,316	113,365	7,135	161,816
At 30 June 2009				
Cost or fair value	43,821	235,957	11,917	291,695
Accumulated depreciation	(2,505)	(122,592)	(4,782)	(129,879)
Net book amount	41,316	113,365	7,135	161,816

Non-current assets pledged as security
Refer to note 23(d) for information on non-current assets pledged as security by the parent entity or its controlled entities.

Impairment charge
Refer to note 4 for information on the impairment charge from a review of retail store assets.

Parent entity
The parent entity does not hold any property, plant and equipment.

Note 16. Non-current assets – Intangible assets

Consolidated	Goodwill	Indefinite life		Finite life	Total
		Brands	Other		
	$'000	$'000	$'000	$'000	$'000
At 1 July 2007					
Cost	115,939	548,610	5,056	3,613	673,218
Accumulated amortisation	(10,215)	---	---	(2,899)	(13,114)
Net book amount	105,724	548,610	5,056	714	660,104
Year ended 30 June 2008					
Opening net book amount	105,724	548,610	5,056	714	660,104
Additions	144,895	7,143	3,185	110	155,333
Amortisation charge	---	---	---	(105)	(105)
Exchange differences	(6,840)	(7,856)	256	5	(14,435)
Closing net book amount	243,779	547,897	8,497	724	800,897
At 30 June 2008					
Cost	253,877	547,897	8,497	3,467	813,738
Accumulated amortisation	(10,098)	---	---	(2,743)	(12,841)
Net book amount	243,779	547,897	8,497	724	800,897

Consolidated	Goodwill	Indefinite life		Finite life	Total
		Brands	Other		
	$'000	$'000	$'000	$'000	$'000
Year ended 30 June 2009					
Opening net book amount	243,779	547,897	8,497	724	800,897
Additions	111,200	66,840	2,390	1,229	181,659
Adjustment to contingent consideration	(28,344)	---	---	---	(28,344)
Amortisation charge	---	---	---	(515)	(515)
Exchange differences	34,062	11,454	136	142	45,794
Closing net book amount	360,697	626,191	11,023	1,580	999,491
At 30 June 2009					
Cost	370,848	626,191	11,023	5,019	1,013,081
Accumulated amortisation	(10,151)	---	---	(3,439)	(13,590)
Net book amount	360,697	626,191	11,023	1,580	999,491

Adjustment to contingent consideration
Information about the adjustment to contingent consideration is provided in note 35.

Amortisation charge
Amortisation charge of $0.5 million (2008: $0.1 million) has been included in 'other expenses' in the income statement.

Parent entity
The parent entity does not hold any intangible assets.

(a) Impairment tests for goodwill and brands

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to brands acquired or geographical regions where operations existed at the time goodwill arose.

Brands are allocated to the Group's CGUs identified according to individual brands.

The recoverable amount of a CGU firstly is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets with anticipated growth rates approved by the Board of Directors covering a four year period and include a terminal value based upon maintainable cash flows.

Note 16. Non-current assets – Intangible assets (continued)

(a) Impairment tests for goodwill and brands (continued)

	Goodwill Consolidated		Brands Consolidated	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Billabong	50,990	50,246	434,533	434,533
Element	850	850	25,733	25,733
Von Zipper	---	---	1,187	1,187
Kustom	3,746	3,746	10,540	10,540
Palmers	---	---	5,113	5,113
Honolua	8,140	5,456	4,385	4,385
Beachculture	---	---	853	853
Nixon	71,047	83,678	68,076	57,316
Amazon	---	---	1,123	1,094
Xcel	7,456	6,277	4,208	3,543
Tigerlily	1,889	1,889	3,600	3,600
Sector 9	24,914	---	11,140	---
DaKine	73,887	---	55,700	---
Australia	9,250	7,437	---	---
New Zealand	8,504	8,256	---	---
South Africa	42,407	34,837	---	---
North America	50,485	41,107	---	---
United Kingdom	7,132	---	---	---
	360,697	243,779	626,191	547,897

(b) Key assumptions used for value-in-use calculations

Pre-tax cash flow projections for brand CGUs are discounted using a pre-tax discount rate range between 12.0% and 14.0% (2008: 12.5% and 15.0%).

Pre-tax cash flow projections for regional CGUs with allocated goodwill only are discounted using a pre-tax discount rate between 12.5% and 14.5% (2008: 13.0% and 15.0%).

The discount rates used reflect specific risks relating to the relevant region of operation or the brand and are derived from the Group's weighted average cost of capital.

Terminal growth rates used in the value-in-use calculations range between 4% and 5% (2008: 5%). The terminal growth rates used reflect the maturity and establishment of the brand or region.

These assumptions have been used for the analysis of each CGU.

(c) Indefinite useful life for brands

No amortisation is provided against the carrying value of purchased brands on the basis that these assets are considered to have an indefinite useful life.

Key factors taken into account in assessing the useful life of brands were:

- The brands are well established and have experienced strong sales growth over time; and
- There are currently no legal, technical or commercial obsolescence factors applying to the brands or the products to which they attach which indicate that the life should be considered limited.

Note 17. Non-current assets – Deferred tax assets

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
The deferred tax assets balance comprises temporary differences attributable to:				
Trade and other receivables	1,896	2,898	---	---
Employee benefits	2,416	3,301	---	---
Inventories	11,460	6,698	---	---
Trade and other payables	4,635	1,405	---	---
Inter-company royalties	---	1,633	---	---
Rights issue	2,593	---	2,593	---
Other	8,237	9,151	1,550	4,760
Tax losses	14,187	7,077	---	---
Finance lease liabilities	3,331	3,023	---	---
Cash flow hedges (note 27)	6,754	1,807	341	---
Total deferred tax assets	55,509	36,993	4,484	4,760
Set-off of deferred tax assets against deferred tax liabilities pursuant to set-off provisions (note 24)	(33,774)	(24,985)	(938)	(359)
Net deferred tax assets	21,735	12,008	3,546	4,401
Movements:				
Opening balance at 1 July	36,993	35,371	4,760	292
Credited/(charged) to the income statement (note 8)	11,870	(791)	(3,210)	4,468
Credited to equity	6,890	2,063	2,934	---
Exchange differences	(1,024)	326	---	---
Acquisition of subsidiary (note 35)	780	24	---	---
Closing balance at 30 June	55,509	36,993	4,484	4,760
Deferred tax assets to be recovered after more than 12 months	23,135	16,928	3,624	4,760
Deferred tax assets to be recovered within 12 months	32,374	20,065	860	---
	55,509	36,993	4,484	4,760

Note 18. Non-current assets - Other

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Prepayments	5,007	3,236	2,694	589
Derivative financial assets (note 29)	116	---	---	---
	5,123	3,236	2,694	589

Note 19. Current liabilities – Trade and other payables

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Trade payables	200,393	161,568	---	---
Other payables	68,151	28,374	376	518
Derivative financial liabilities (note 29)	9,403	3,980	1,138	---
	277,947	193,922	1,514	518

(a) Risk exposure

Information about the Group's and the parent entity's exposure to foreign exchange risk is provided in note 2.

(b) Other payables

Included in other payables is deferred payment payable of $16.9 million relating to Quiet Flight and South Africa licensee and $33.8 million (US$27.3 million) in relation to the second instalment payable for the DaKine acquisition, refer to note 35 (2008: $10.4 million relating to Amazon and Quiet Flight).

Note 20. Current liabilities – Borrowings

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Secured				
Bank overdrafts	---	2,625	---	---
Bank loans	5	67	---	---
Lease liabilities (note 33)	167	1,731	---	---
Other loans	---	19	---	---
Total secured current borrowings	172	4,442	---	---
Unsecured				
Bank loans	8,363	7,453	---	---
Lease liabilities (note 33)	1,496	---	---	---
Total unsecured current borrowings	9,859	7,453	---	---
Total current borrowings	10,031	11,895	---	---

(a) Bank loans

Bank loans represent term loans with fixed and variable interest rates.

(b) Other loans

Other loans represent term loans with fixed interest rates.

(c) Security and fair value disclosures

Details of the security relating to each of the secured liabilities, the fair value of each of the borrowings and further information on the bank loans are set out in note 23.

(d) Risk exposure

Details of the Group's exposures to risks arising from current and non-current borrowings are set out in note 2.

Note 21. Current liabilities – Current tax liabilities

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Income tax	7,690	---	---	---

As shown on the consolidated balance sheet and parent entity balance sheet the current tax receivable is $10.5 million and $8.2 million respectively (2008: $8.1 million and $0.3 million respectively).

Note 22. Current liabilities – Provisions

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Employee benefits	13,483	11,285	---	---

Note 23. Non-current liabilities – Borrowings

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Secured				
Cash advance facilities	---	467,104	---	115,300
Lease liabilities (note 33)	42	4,307	---	---
Total secured non-current borrowings	42	471,411	---	115,300
Unsecured				
Syndicated facility	519,035	---	25,000	---
Drawdown facility	25,667	---	13,936	---
Lease liabilities (note 33)	3,128	---	---	---
Payables to controlled entities	---	---	274,408	200,692
Total unsecured non-current borrowings	547,830	---	313,344	200,692
Total non-current borrowings	547,872	471,411	313,344	315,992

During the year the cash advance facilities were replaced with the syndicated and drawdown facilities.

(a) Cash advance facilities (prior year only)

Cash advance facilities comprise multi-currency cash advance facilities and a USD cash advance facility, the former utilised by the Group's major regions and the latter by the North American operation only. The multi-currency facilities enable the Group to borrow in Australian dollars (AUD), either as a cash advance or a bank bill, United States dollars (USD), Euro (EUR), Great Britain pounds (GBP), Japanese Yen (YEN), New Zealand dollars (NZD) and Canadian dollars (CAD). The multi-currency facilities have funding periods of either 30 days to 185 days or 1, 2, 3, 4, 5 and 6 calendar months. Interest is payable in arrears and calculated as the benchmark reference rate plus a margin. Applicable benchmark reference rates include: London Interbank Offered Rate (LIBOR); Bank Bill Swap Rate (BBSY); and Bank Bill Mid Market Settlement Rate (BKBM). The multi-currency facilities may be drawn at any time during the term of the facilities provided the Company or Group does not trigger an event of default. The USD cash advance facility allows USD cash advances for rolling 1, 2, 3, 4, 5 and 6 calendar month periods with interest payable in arrears and calculated as LIBOR plus a margin.

Note 23. Non-current liabilities – Borrowings (continued)

(b) Syndicated facility (current year only)

The syndicated facility is an unsecured multi-currency facility enabling the Group to borrow in Australian dollars (AUD), United States dollars (USD), Euro (EUR), Great Britain pounds (GBP), Japanese Yen (JPY), New Zealand dollars (NZD), Canadian dollars (CAD), Singapore dollars (SGD) and Hong Kong dollars (HKD). The syndicated facility has funding periods of 1, 2, 3, 4 and 6 calendar months. Interest is payable in arrears and calculated as the benchmark reference rate plus a margin. Applicable benchmark reference rates include: London Interbank Offered Rate (LIBOR); USD LIBOR; and Bank Bill Swap Rate (BBSY). The syndicated facility may be drawn at any time during the term of the facility provided the Company or Group does not trigger an event of default. As at 30 June 2009, the syndicated facility was structured on an unsecured basis with two and three year tranches of US$266.75 million each. The syndicated facility is due for periodic review and roll-over on or prior to 1 July 2010 and 1 July 2011 for each of the two tranches respectively. The two year tranche under this facility, which was due for roll-over on or prior to 1 July 2010, was extended to 1 July 2012 on 11 August 2009 and the facility balance relating to this tranche was reduced from US$266.75 million to US$216.75 million. The three year tranche under this facility is due for roll-over on or prior to 1 July 2011.

(c) Drawdown facility (current year only)

The drawdown facility is an unsecured multi-currency facility enabling the Group to borrow in Australian dollars (AUD), United States dollars (USD), Euro (EUR) and Great Britain pounds (GBP). The facility may be drawn at any time during the term of the facility provided the Company or Group does not trigger an event of default. The drawdown facility is due for periodic review. This new facility, which was due for roll-over on or prior to 17 July 2010, was extended to 1 July 2012 on 30 July 2009 subject to the finalisation of formal documentation with the facility provider.

(d) Assets pledged as security

During the year, the secured cash advance facilities were replaced with the unsecured syndicated and drawdown facilities. In the prior year, the cash advance facilities and certain overdraft facilities of the Group were secured by an equitable mortgage over all assets and undertakings of the consolidated entity. Finance lease liabilities are effectively secured as the rights to the leased assets recognised in the financial statements revert to the lessor in the event of default.

The carrying amounts of assets pledged as security for current and non-current borrowings are:

	Consolidated		Parent entity	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Current				
Floating charge				
Cash and cash equivalents	849	128,477	---	43
Trade and other receivables	8,779	302,680	---	23,673
Current tax receivables	---	8,106	---	268
Other current assets	---	228,260	---	506
Total current assets pledged as security	9,628	667,523	---	24,490
Non-current				
Finance lease				
Plant and equipment	279	8,007	---	---
First mortgage				
Land and buildings	---	1,198	---	---
Floating charge				
Receivables	---	7,677	---	274,962
Other non-current assets	---	941,056	---	419,254
	---	948,733	---	694,216
Total non-current assets pledged as security	279	957,938	---	694,216
Total assets pledged as security	9,907	1,625,461	---	718,706

Note 23. Non-current liabilities – Borrowings (continued)

(e) Financing arrangements

	2009 $'000	2008 $'000	2009 $'000	2008 $'000
Credit standby arrangements				
Total facilities				
Bank overdrafts and at-call facilities	18,269	27,649	24,756	---
Trade finance facilities	41,568	45,018	---	---
Syndicated, drawdown, cash advance and other facilities	796,300	637,933	25,000	115,300
	856,137	710,600	49,756	115,300
Used at balance date				
Bank overdrafts and at-call facilities	---	2,625	13,936	---
Trade finance facilities	12,811	14,460	---	---
Syndicated, drawdown, cash advance and other facilities	546,645	467,604	25,000	115,300
	559,456	484,689	38,936	115,300
Unused at balance date				
Bank overdrafts and at-call facilities	18,269	25,024	10,820	---
Trade finance facilities	28,757	30,558	---	---
Syndicated, drawdown, cash advance and other facilities	249,655	170,329	---	---
	296,681	225,911	10,820	---
Bank loan facilities				
Total facilities	16,904	12,644	---	---
Used at balance date	8,368	7,521	---	---
Unused at balance date	8,536	5,123	---	---

The bank overdraft facilities may be drawn at any time and may be terminated by the bank at any time by way of written notice. Trade finance facilities, utilised by the Group for the provision of letters of credit to suppliers, may be drawn upon at any time and may be terminated by the bank at any time by way of written notice. Subject to no event of default, the Group may draw down on the syndicated and drawdown facilities at any time over the term of the facilities.

(f) Risk exposure

Information about the Group's and parent entity's exposure to interest rate and foreign currency changes is provided in note 2.

(g) Fair value

The carrying amounts and fair values of borrowings at balance date are:

Consolidated	2009 Carrying amount $'000	2009 Fair value $'000	2008 Carrying amount $'000	2008 Fair value $'000
On-balance sheet				
Lease liabilities	4,833	4,705	6,038	5,429
	4,833	4,705	6,038	5,429

All other fair values equal the carrying values of borrowings.

Note 23. Non-current liabilities – Borrowings (continued)

(g) Fair value (continued)

Fair value is inclusive of costs which would be incurred on settlement of a liability. The fair value of the borrowings on balance sheet is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for liabilities with similar risk profiles. None of the borrowings are traded.

Parent entity
The fair values equal the carrying values of borrowings.

Note 24. Non-current liabilities – Deferred tax liabilities

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
The deferred tax liabilities balance comprises temporary differences attributable to:				
Trade and other receivables	940	---	938	---
Property, plant and equipment	10,133	5,095	---	---
Other	6,608	7,244	---	359
Intangible assets – brands	72,457	67,787	---	---
Cash flow hedges (note 27)	133	82	---	---
Total deferred tax liabilities	90,271	80,208	938	359
Set-off of deferred tax assets pursuant to set-off provisions (note 17)	(33,774)	(24,985)	(938)	(359)
Net deferred tax liabilities	56,497	55,223	---	---
Movements:				
Opening balance at 1 July	80,208	78,727	359	---
Charged to the income statement (note 8)	4,200	2,226	579	359
Charged to equity	33	236	---	---
Exchange differences	4,111	(1,307)	---	---
Acquisition of subsidiary (note 35)	1,719	326	---	---
Closing balance at 30 June	90,271	80,208	938	359
Deferred tax liabilities to be settled after more than 12 months	86,191	77,099	---	---
Deferred tax liabilities to be settled within 12 months	4,080	3,109	938	359
	90,271	80,208	938	359

Note 25. Non-current liabilities – Provisions and other payables

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Employee benefits	3,267	2,572	---	---
Derivative financial liabilities (note 29)	9,523	1,490	---	---
Other	8,540	6,413	---	---
	21,330	10,475	---	---

Note 26. Contributed equity

	Notes	Consolidated and Parent entity 2009 Shares '000	Consolidated and Parent entity 2008 Shares '000	Consolidated and Parent entity 2009 $'000	Consolidated and Parent entity 2008 $'000
(a) Share capital					
Ordinary shares					
Fully paid	(b),(d)	252,018	207,433	656,061	313,366
Other equity securities	(c),(e)	---	---	2,951	2,951
Total contributed equity		252,018	207,433	659,012	316,317

(b) Movements in ordinary share capital:

2008

Date	Details	Notes	Number of shares	$'000
1 July 2007	Opening balance		207,419,354	313,223
27 July 2007	Exercise of Element options	(e)	413	3
27 July 2007	Exercise of Element options	(e)	603	5
27 July 2007	Exercise of Element options	(e)	164	2
14 August 2007	Exercise of Element options	(e)	330	2
14 August 2007	Exercise of Element options	(e)	359	5
24 September 2007	Exercise of Element options	(e)	5,501	44
24 September 2007	Exercise of Element options	(e)	5,993	82
30 June 2008	Balance		207,432,717	313,366

2009

Date	Details	Notes	Number of shares	$'000
1 July 2008	Opening balance		207,432,717	313,366
8 August 2008	Exercise of Element options	(e)	4,846	39
24 October 2008	Dividend reinvestment plan issue	(h)	679,669	8,143
24 October 2008	Dividend reinvestment plan issue (underwritten)	(h)	1,761,958	21,390
23 April 2009	Dividend reinvestment plan issue	(h)	1,845,692	15,448
23 April 2009	Dividend reinvestment plan issue (underwritten)	(h)	1,513,035	12,876
29 May 2009	Rights issue	(i)	30,563,449	229,226
19 June 2009	Rights issue	(i)	8,216,393	61,623
				662,111
	Less: Transaction costs arising on rights issue	(i)		(8,643)
	Deferred tax credit recognised directly in equity	(i)		2,593
30 June 2009	Balance		252,017,759	656,061

(c) Movements in other equity securities:

Date	Details	$'000
1 July 2007	Opening balance	2,951
	No options issued	---
30 June 2008	Balance	2,951
	No options issued	---
30 June 2009	Balance	2,951

(d) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Note 26. Contributed equity (continued)

(e) Other equity securities

The amount shown for other equity securities is the value of the options issued in relation to the Element acquisition. Each option is convertible into one ordinary share. Each option is not entitled to participate in dividends or the proceeds on winding up of the Company. Options issued as part of the Element acquisition are as follows:

	Date of Issue	No. of Options Issued	Exercise price	Date of exercise
2006	11 August 2005	5,981	$13.69	10 August 2006
	11 August 2005	11,959	$13.69	10 August 2007
	11 August 2005	5,981	$13.69	10 August 2008
2005	11 August 2004	10,977	$7.99	10 August 2005
	11 August 2004	21,952	$7.99	10 August 2006
	11 August 2004	10,977	$7.99	10 August 2007
2004	10 August 2003	15,032	$6.32	9 August 2004
	10 August 2003	30,066	$6.32	9 August 2005
	10 August 2003	15,032	$6.32	9 August 2006
2003	10 August 2002	15,049	$7.70	9 August 2003
	10 August 2002	30,096	$7.70	9 August 2004
	10 August 2002	15,048	$7.70	9 August 2005

(f) Options – Executive Incentive Option Plan

Information relating to the Billabong Incentive Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in note 42.

(g) Employee share plan

Information relating to the Billabong Employee Share Plan, including details of shares issued under the scheme, during the financial year are set out in note 42.

(h) Dividend reinvestment plan

The Dividend Reinvestment Plan (DRP) was approved by the Directors on 21 August 2008. In the financial year ended 30 June 2009, the DRP was offered to ordinary shareholders for the first time and provided the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value less 2.5%. For the final dividend to be paid on 23 October 2009, the DRP is optional and offers ordinary shareholders the opportunity to acquire fully paid ordinary shares which rank equally with all other shares issued, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP in respect of the 2009 final dividend at any time prior to the record date of 25 September 2009. The DRP was underwritten to 50% of the 2008 final dividend by Goldman Sachs JBWere and was also underwritten to 50% of the 2009 interim dividend by Goldman Sachs JBWere. The DRP in relation to the 2009 final dividend is not underwritten.

The terms of the DRP may be varied for future dividends beyond the final dividend for the year ended 30 June 2009.

(i) Rights issue

Institutional Entitlement Offer
On 18 May 2009 the Company invited eligible institutional shareholders to participate in an accelerated non-renounceable pro-rata entitlement offer to subscribe for 2 new ordinary shares for every 11 existing ordinary shares at an issue price of $7.50 per new share with such shares to be issued on, and rank for dividends after 29 May 2009. As a result, 30.6 million new shares were issued, resulting in gross cash proceeds of $229.2 million. The entitlement offer was fully underwritten by Goldman Sachs JBWere.

Note 26. Contributed equity (continued)

(i) Rights issue (continued)

Retail Entitlement Offer
On 25 May 2009 the Company invited eligible retail shareholders to participate in an accelerated non-renounceable pro-rata entitlement offer to subscribe for 2 new ordinary shares for every 11 existing ordinary shares at an issue price of $7.50 per new share with such shares to be issued on, and rank for dividends after 19 June 2009. As a result, 8.2 million new shares were issued, resulting in gross cash proceeds of $61.6 million. The entitlement offer was fully underwritten by Goldman Sachs JBWere.

Expenses Arising From Rights Issue
Costs incurred in relation to the rights issue up to and including 30 June 2009 were $8.6 million ($6.1 million net of deferred tax credits recognised directly in equity). Directly attributable equity raising costs incurred have been recognised net of any tax effects directly in equity, and therefore do not impact earnings for the year ended 30 June 2009.

(j) Capital risk management

The Group's and the parent entity's objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Consistently with others in the industry, the Group and the parent entity monitor capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as 'equity' as shown in the balance sheet plus net debt.

During 2009, the Group's strategy, which was unchanged from 2008, was to maintain a conservative gearing ratio for the Group. Consistent with this strategy, in 2009 the Group raised approximately $291 million via a rights issue. The proceeds of the rights issue were used to reduce the amount of outstanding drawn debt and thereby increase the Group's financing facility headroom. This strengthened the Group's balance sheet in the current operating environment and ensured a conservative gearing ratio is maintained. The gearing ratios at 30 June 2009 and 30 June 2008 were as follows:

		Consolidated		Parent entity	
	Notes	**2009 $'000**	2008 $'000	**2009 $'000**	2008 $'000
Total borrowings	20, 23	557,903	483,306	313,344	315,992
Less: cash and cash equivalents	9	(332,937)	(128,477)	(124,682)	(43)
Net debt		224,966	354,829	188,662	315,949
Total equity		1,176,936	795,103	746,500	402,196
Total capital		1,401,902	1,149,932	935,162	718,145
Gearing ratio		16%	31%	20%	44%

The decrease in the gearing ratio during 2009 resulted primarily from the rights issue during the year.

Note 27. Treasury shares, reserves and retained profits

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
(a) Treasury shares	(27,295)	(24,896)	---	---
Movement:				
Balance 1 July	(24,896)	(19,708)	---	---
Treasury shares held by employee share plan	(7,194)	(10,751)	---	---
Employee share scheme issue	4,795	5,563	---	---
Balance 30 June	(27,295)	(24,896)	---	---

Treasury shares are shares in Billabong International Limited that are held by the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust for the purpose of issuing shares under the Billabong Executive Performance Share Plan (see note 42 for further information).

Date	Details	Number of shares
1 July 2007	Opening balance	1,503,402
	Acquisition of shares by the employee share plan trusts	681,523
	Employee share scheme issue	(492,637)
30 June 2008	Balance	1,692,288
	Acquisition of shares by the employee share plan trusts	556,865
	Employee share scheme issue	(363,852)
30 June 2009	Balance	1,885,301

Note 27. Treasury shares, reserves and retained profits (continued)

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
(b) Reserves				
Option reserve	2,519	6,995	12,877	12,558
Other reserves				
Foreign currency translation reserve	(19,185)	(38,399)	---	---
Cash flow hedge reserve	(13,295)	(3,042)	(796)	---
Total other reserves	(32,480)	(41,441)	(796)	---
Total reserves	(29,961)	(34,446)	12,081	12,558

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Movements in reserves:				
Option reserve				
Balance 1 July	6,995	9,363	12,558	9,363
Share-based payment expense	319	3,195	319	3,195
Employee share scheme issue	(4,795)	(5,563)	---	---
Balance 30 June	2,519	6,995	12,877	12,558
Foreign currency translation reserve				
Balance 1 July	(38,399)	(20,138)	---	---
Net investment hedge	17,291	(10,330)	---	---
Currency translation differences arising during the year	1,923	(7,931)	---	---
Balance 30 June	(19,185)	(38,399)	---	---
Cash flow hedge reserve				
Balance 1 July	(3,042)	(1,802)	---	---
Revaluation – gross	(19,320)	(10,474)	(1,137)	---
Deferred tax	6,875	3,518	341	---
Transfer to inventory - gross	5,069	8,489	---	---
Deferred tax	(1,763)	(2,740)	---	---
Transfer to net profit - gross	---	(79)	---	---
Deferred tax	---	32	---	---
Effect of exchange rate changes	(1,114)	14	---	---
Balance 30 June	(13,295)	(3,042)	(796)	---

(c) Retained profits

Movements in retained profits were as follows:

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Balance 1 July	538,128	473,762	73,321	156,650
Net profit for the year	152,839	176,380	117,873	28,685
Dividends (note 28)	(115,787)	(112,014)	(115,787)	(112,014)
Balance 30 June	575,180	538,128	75,407	73,321

Note 27. Treasury shares, reserves and retained profits (continued)

(d) Nature and purpose of reserves

Option reserve
The option reserve is used to recognise:

- the grant date fair value of options issued to employees but not exercised;
- the grant date fair value of shares issued to employees;
- in the Group - the issue of shares held by the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust to employees; and
- in the parent entity - the fair value of shares and options issued to employees of subsidiaries and the funding of the share purchase by the Billabong Executive Performance Share Plan – Australia trust and the Billabong Executive Performance Share Plan trust.

Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve, as described in note 1(d).

Cash flow hedge reserve
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(n). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

Note 28. Dividends

	Parent entity	
	2009	2008
	$'000	$'000
(a) Ordinary shares		
2008 final dividend of 28.5 cents per fully paid share paid on 24 October 2008 (2007 final dividend of 27.0 cents per fully paid share paid on 16 October 2007)		
Fully franked based on tax paid at 30%	59,120	56,007
2009 interim dividend of 27.0 cents per fully paid share paid on 23 April 2009 (2008 interim dividend of 27.0 cents per fully paid share paid on 11 April 2008)		
Partially franked to 45% based on tax paid at 30%	56,667	---
Fully franked based on tax paid at 30%	---	56,007
Total dividends paid	115,787	112,014
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan during the year ended 30 June 2009 is as follows:		
Paid in cash	92,196	112,014
Satisfied by issue of shares (note 26(b))	23,591	---
	115,787	112,014

(b) Dividends not recognised at year end

In addition to the above dividends, since year end the Directors have resolved to pay a final dividend of 18.0 cents per fully paid ordinary share partially franked to 50% based on tax paid at 30% (2008: 28.5 cents fully franked based on tax paid at 30%). The aggregate amount of the proposed dividend expected to be paid on 23 October 2009 out of retained profits at 30 June 2009, but not recognised as a liability at year end, is	45,363	59,120

The unfranked portion of the dividend is declared to be conduit foreign income. Australian dividend withholding tax is not payable by non-resident shareholders on the unfranked portion of the dividend sourced from conduit foreign income.

Note 28. Dividends (continued)

(c) Dividend reinvestment plan

The Dividend Reinvestment Plan (DRP) was approved by the Directors on 21 August 2008. In the financial year ended 30 June 2009, the DRP was offered to ordinary shareholders for the first time and provided the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value less 2.5%. For the final dividend to be paid on 23 October 2009, the DRP is optional and offers ordinary shareholders the opportunity to acquire fully paid ordinary shares which rank equally with all other shares issued, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP in respect of the 2009 final dividend at any time prior to the record date of 25 September 2009. The DRP was underwritten to 50% of the 2008 final dividend by Goldman Sachs JBWere and was also underwritten to 50% of the 2009 interim dividend by Goldman Sachs JBWere. The DRP in relation to the 2009 final dividend is not underwritten.

The terms of the DRP may be varied for future dividends beyond the final dividend for the year ended 30 June 2009.

(d) Franked dividends

The franked portions of the final dividends recommended after 30 June 2009 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2010.

	Parent entity	
	2009	2008
	$'000	$'000
Franking credits available for subsequent financial years based on a tax rate of 30% (2008: 30%)	170	177

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the amount of the provision for income tax;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

The impact on the franking account of the dividend recommended by the Directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $9.7 million (2008: $25.3 million).

Note 29. Derivative financial instruments

	Notes	Consolidated 2009 $'000	Consolidated 2008 $'000	Parent entity 2009 $'000	Parent entity 2008 $'000
Current assets					
Forward foreign exchange contracts – cash flow hedges	12	300	835	---	---
Total current derivative financial instrument assets		300	835	---	---
Non-current assets					
Forward foreign exchange contracts – cash flow hedges	18	116	---	---	---
Total non-current derivative financial instrument assets		116	---	---	---
Current liabilities					
Forward foreign exchange contracts – cash flow hedges	19	9,403	3,906	1,138	---
Interest rate swap contracts – cash flow hedges	19	---	74	---	---
Total current derivative financial instrument liabilities		9,403	3,980	1,138	---
Non-current liabilities					
Interest rate swap contracts – cash flow hedges	25	9,523	1,490	---	---
Total current derivative financial instrument liabilities		9,523	1,490	---	---
Net derivative financial instruments		(18,510)	(4,635)	(1,138)	---

(a) Instruments used by the Group

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in interest and foreign exchange rates in accordance with the Group's financial risk management policies (refer to note 2).

(i) Interest rate swap contracts – cash flow hedges

The Group has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors. At balance date the notional principal amount of the interest rate swap contracts covered 51% (2008: 74%) of outstanding USD denominated cash advances. The contract requires settlement of net interest receivable or payable every three months. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

Details of the interest rate swap contracts outstanding at balance date are set out below:

Notional principal amount	Expiry	Fixed interest rate	90 day bank bill rate at 30 June 2009
US$60 million (2008: US$60 million)	January 2011	3.9% (2008: 3.9%)	0.6% (2008: 2.8%)
US$100 million (2008: US$100 million)	January 2011	3.9% (2008: 3.9%)	0.6% (2008: 2.8%)

The gain or loss from remeasuring the hedging instruments at fair value is deferred to equity in the cash flow hedge reserve, to the extent that the hedge is effective, and reclassified into profit and loss when the hedged interest expense is recognised. The ineffective portion is recognised in the income statement immediately.

At balance date the fair value of the interest rate swap contracts were US$7.7 million derivative financial instrument liabilities (2008: US$1.5 million derivative financial instrument liabilities).

Note 29. Derivative financial instruments (continued)

(ii) Forward exchange contracts – cash flow hedges – product purchases
From time to time and in order to protect against exchange rate movements, the Group enters into forward exchange contracts to purchase US dollars, Euro and Australian dollars. The contracts are hedging highly probable forecast purchases for the upcoming season and are timed to mature when major shipments of inventory are scheduled to arrive.

The cash flows are expected to occur at various dates within one year from the balance date. At balance date, the details of outstanding contracts are:

	Buy USD		Average exchange rate	
	2009	2008	**2009**	2008
	US$'000	US$'000		
0 – 6 Months				
Sell Euro	49,924	39,500	1.3521	1.5040
Sell AUD	19,700	30,000	0.7113	0.8911
Sell CAD	4,235	5,642	0.9003	1.0107
Sell Yen	1,673	1,925	0.0104	0.0095
Sell ZAR	4,600	2,500	0.1005	0.1405
6 – 12 Months				
Sell Euro	12,000	18,700	1.4121	1.5192
Sell Yen	850	1,200	0.0105	0.0099
Sell ZAR	750	---	0.1170	---

	Buy Euro		Average exchange rate	
	2009	2008	**2009**	2008
	EUR'000	EUR'000		
0 – 6 Months				
Sell GBP	6,455	4,904	0.9218	0.7952
Sell USD	---	1,312	---	0.6448
6 – 12 Months				
Sell GBP	3,444	3,758	0.8709	0.7981

	Buy AUD		Average exchange rate	
	2009	2008	**2009**	2008
	AU$'000	AU$'000		
0 – 6 Months				
Sell NZD	3,150	3,800	0.8189	0.8594
Sell Yen	150	196	0.0136	0.0116
6 – 12 Months				
Sell NZD	1,000	500	0.7834	0.8124
Sell Yen	150	---	0.0136	---

Amounts disclosed above represent currency acquired measured at the contracted rate.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. When the cash flow occurs, the Group adjusts the initial measurement of the inventory recognised in the balance sheet by the related amount deferred in equity.

At balance date these contracts were net liabilities of $7.8 million (2008: $3.1 million).

Note 29. Derivative financial instruments (continued)

(iii) Forward exchange contracts – cash flow hedges – debt repayments
In order to protect against exchange rate movements on scheduled repayment of drawn debt segments under the Group's syndicated facility, the Group entered into forward exchange contracts to purchase Japanese Yen, Canadian dollars and Euros. The contracts are timed to mature when the debt facility is due for rollover.

The cash flows are expected to occur at various dates within six months from the balance date. At balance date, the details of outstanding contracts are:

Consolidated and parent entity	Buy JPY		Average exchange rate	
	2009	2008	**2009**	2008
	JPY'000	JPY'000		
0 – 6 Months				
Sell AUD	480,000	---	76.16	---
	Buy CAD		Average exchange rate	
	2009	2008	**2009**	2008
	CA$'000	CA$'000		
0 – 6 Months				
Sell AUD	9,000	---	0.8919	---
	Buy Euros		Average exchange rate	
	2009	2008	**2009**	2008
	EUR'000	EUR'000		
0 – 6 Months				
Sell AUD	50,000	---	0.5705	---

Amounts disclosed above represent currency acquired measured at the contracted rate.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. When the cash flow occurs, the Group adjusts the initial measurement of the liability recognised in the balance sheet by the related amount deferred in equity.

At balance date these contracts were net liabilities of $1.1 million (2008: nil).

(iv) Hedge of net investment in foreign entity
The foreign exchange gain of $17.3 million (2008: foreign exchange loss $10.3 million) on translation of inter-company loans to Australian dollars at reporting date is transferred to the foreign currency translation reserve, in equity (note 27(b)). There was no ineffectiveness to be recorded from net investments in foreign entity hedges.

(b) Risk exposures
Information about the Group's and the parent entity's exposure to credit risk, foreign exchange and interest rate risk is provided in note 2.

Note 30. Key management personnel disclosures

(a) Directors

The following persons were Directors of Billabong International Limited during the financial year:

(i) Non-Executive Chairman
E.T. Kunkel

(ii) Executive Directors
D. O'Neill, Chief Executive Officer
P. Naude, General Manager, Billabong USA

(iii) Non-Executive Directors
A.G. Froggatt
M.A. Jackson
F.A. McDonald
G.S. Merchant
C. Paull

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	*Position*	*Employer*
F. Fogliato	General Manager, Billabong Europe	GSM Europe Pty Ltd
C. Kypriotis	General Manager, Billabong South Americas	GSM Brasil Ltda
S. North	General Manager, Billabong Australasia	GSM (Operations) Pty Ltd
J. Schillereff	President, Element Skateboards, Inc	Element Skateboards, Inc
C. White	Chief Financial Officer	GSM (Operations) Pty Ltd

(c) Key management personnel compensation

	Consolidated		Parent entity	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Short-term employee benefits	8,332	9,110	---	---
Long-term employee benefits – long service leave	31	27	---	---
Post-employment benefits	142	133	---	---
Share-based payments	(335)	1,653	---	---
	8,170	10,923	---	---

Detailed remuneration disclosures are provided in sections A – F of the remuneration report.

Note 30. Key management personnel disclosures (continued)

(d) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with the terms and conditions of the options, can be found in section E of the remuneration report.

(ii) Options holdings
The number of options over ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group, including their personally related parties, are set out below.

2009 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited						
D. O'Neill	---	629,007	---	---	629,007	---
P. Naude	---	524,170	---	---	524,170	---
Other key management personnel of the Group						
F. Fogliato	---	314,503	---	---	314,503	---
S. North	---	314,503	---	---	314,503	---
C. White	---	314,503	---	---	314,503	---

2008
No options have been granted, exercised, vested or forfeited during the year ended 30 June 2008. No options are vested and exercisable at the end of the year.

(iii) Rights holdings
Details of rights provided as remuneration and shares issued on the vesting of such rights, together with the terms and conditions of the rights, can be found in section E of the remuneration report. The number of rights over ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group are set out below.

2009 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited						
D. O'Neill	145,982	71,704	(39,809)	(5,687)	172,190	---
P. Naude	136,158	62,020	(39,809)	(5,687)	152,682	---
Other key management personnel of the Group						
F. Fogliato	60,936	35,200	(13,269)	(1,896)	80,971	---
C. Kypriotis	36,729	18,252	(9,289)	(1,327)	44,365	---
S. North	71,331	35,852	(19,462)	(2,780)	84,941	---
J. Schillereff	23,411	6,518	(6,834)	(976)	22,119	---
C. White	86,013	41,440	(23,885)	(3,412)	100,156	---

Note 30. Key management personnel disclosures (continued)

2008 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Billabong International Limited						
D. O'Neill	154,619	56,363	(65,000)	---	145,982	---
P. Naude	152,413	48,745	(65,000)	---	136,158	---
Other key management personnel of the Group						
P. Casey ^	60,864	---	(17,715)	(43,149)	---	---
F. Fogliato	45,070	27,670	(11,804)	---	60,936	---
C. Kypriotis	34,186	14,347	(11,804)	---	36,729	---
S. North	60,864	28,182	(17,715)	---	71,331	---
J. Schillereff	23,865	8,399	(8,853)	---	23,411	---
C. White	82,970	32,568	(29,525)	---	86,013	---

^ P. Casey resigned effective 27 November 2007.

(iv) Share holdings

The numbers of ordinary shares in the Company held during the financial year by each Director of Billabong International Limited and other key management personnel of the Group, including their personally related entities, are set out below.

2009 Name	Balance at the start of the year	Received on the exercise of rights holdings	Received on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Billabong International Limited					
E.T. Kunkel	94,466	---	---	21,567	116,033
D. O'Neill	1,026,821	39,809	---	401,149	1,467,779
A.G.Froggatt	---	---	---	7,505	7,505
M.A. Jackson	228,656	---	---	41,603	270,259
F.A. McDonald	129,500	---	---	23,546	153,046
G.S. Merchant	31,442,183	---	---	6,327,915	37,770,098
P. Naude	1,831,179	39,809	---	(695,000)	1,175,988
C. Paull	2,515,867	---	---	457,422	2,973,289
Other key management personnel of the Group					
F. Fogliato	11,922	13,269	---	---	25,191
C. Kypriotis	11,922	9,289	---	---	21,211
S. North	356,956	19,462	---	(305,966)	70,452
J. Schillereff	63,671	6,834	---	(2,597)	67,908
C. White	56,840	23,885	---	(50,696)	30,029

Note 30. Key management personnel disclosures (continued)

2008 Name	Balance at the start of the year	Received on the exercise of rights holdings	Received on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Billabong International Limited					
E.T. Kunkel	94,466	---	---	---	94,466
D. O'Neill	926,621	65,000	---	35,200	1,026,821
A.G. Froggatt ^	---	---	---	---	---
M.A. Jackson	228,656	---	---	---	228,656
F.A. McDonald	122,500	---	---	7,000	129,500
G.S. Merchant	31,280,444	---	---	161,739	31,442,183
P. Naude	1,866,179	65,000	---	(100,000)	1,831,179
C. Paull	2,515,867	---	---	---	2,515,867
Other key management personnel of the Group					
P. Casey ^^	321,419	17,715	---	(339,134)	---
F. Fogliato	118	11,804	---	---	11,922
C. Kypriotis	118	11,804	---	---	11,922
S. North	165,296	17,715	---	173,945	356,956
J. Schillereff ^^^	66,637	8,853	---	(11,819)	63,671
C. White	56,840	29,525	---	(29,525)	56,840

^ A.G. Froggatt was appointed to the position of Non-Executive Director on 21 February 2008.

^^ P. Casey resigned effective 27 November 2007 - details of P. Casey's share holdings subsequent to his resignation are not required to be disclosed.

^^^ J. Schillereff's shareholdings have been restated.

(e) Other transactions with Directors and other key management personnel

Directors of Billabong International Limited

During 2008 and 2009 Burleigh Point Limited utilised property of Director P. Naude for use in certain advertising and promotional activities. There was no consideration paid by Burleigh Point Limited to P. Naude for use of the property.

The wife of P. Naude was a 33.3% shareholder of one retail store which was acquired by the Group on 1 November 2007 when the Group acquired multiple retail stores via the acquisition of 'Country Feeling Shops CC, Magnatubes CC, Mimosa Surf Shop CC, Woodlands Surf Shop CC, Stellenbosch Surf Shop CC, Garden Route Surf Shop CC and Stamford Hill Surf Shop CC'. The purchase was based on normal commercial terms and conditions.

The wife of P. Naude also owns the building in which the above one retail store is located. The rental agreement is based on normal commercial terms and conditions.

Key management personnel of the consolidated entity

Mr J. Schillereff was a Director of Element Skate Inc at the time the Company acquired the assets comprising the "Element" skate operation. The transaction was effective from 1 July 2002 and as part of the consideration paid by the Company for these assets Mr J. Schillereff was granted 423,053 options. Additionally, as part of the acquisition terms, Mr J. Schillereff was entitled to receive four further tranches of options, granted in August following the first, second, third and fourth anniversary of the transaction. The terms and conditions of each grant of options under the Element acquisition agreement to 30 June 2009 are as follows:

Grant date	Expiry date	Exercise price	Number of options granted	Value per option at grant date	Date exercisable
04 Jul 01	30 Jun 05	$5.35	423,053	$1.74	25% after 30 Jun 02; 50% after 30 Jun 03; 25% after 30 Jun 04
10 Aug 02	09 Aug 06	$7.70	8,847	$1.25	25% after 9 Aug 03; 50% after 9 Aug 04; 25% after 9 Aug 05
10 Aug 03	09 Aug 07	$6.32	8,836	$1.42	25% after 9 Aug 04; 50% after 9 Aug 05; 25% after 9 Aug 06
11 Aug 04	10 Aug 08	$7.99	6,453	$1.26	25% after 10 Aug 05; 50% after 10 Aug 06; 25% after 10 Aug 07
11 Aug 05	10 Aug 09	$13.69	3,516	$2.22	25% after 10 Aug 06; 50% after 10 Aug 07; 25% after 10 Aug 08

Note 31. Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditors of the parent entity, its related practices and non-related audit firms:

	Consolidated		Parent entity	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
(a) Audit services				
PricewaterhouseCoopers Australian firm				
Audit and review of financial reports	726	638	34	30
Related practices of PricewaterhouseCoopers Australian firm	859	638	---	---
Total remuneration for audit services	1,585	1,276	34	30
(b) Non-audit services				
Audit-related services				
PricewaterhouseCoopers Australian firm				
Due diligence services	---	68	---	---
General accounting advice	---	88	---	---
Related practices of PricewaterhouseCoopers Australian firm				
Due diligence services	357	726	---	---
General accounting advice	58	---	---	---
Total remuneration for audit-related services	415	882	---	---
Taxation services				
PricewaterhouseCoopers Australian firm				
International tax consulting together with separate tax advice on acquisitions	3,204	1,638	---	---
Related practices of PricewaterhouseCoopers Australian firm				
International tax consulting together with separate tax advice on acquisitions	1,156	46	---	---
Total remuneration for taxation services	4,360	1,684	---	---
Total remuneration for non-audit services	4,775	2,566	---	---

It is the Group's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Group are important. These assignments are principally tax advice and due diligence reporting on acquisitions, or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

During the 2009 financial year, PricewaterhouseCoopers North America was engaged to provide tax consulting services, which in the prior years was provided by a local North American firm.

Note 32. Contingencies

Details and estimates of maximum amounts of contingent liabilities as at 30 June 2009 are as follows:

Guarantees
The Group had secured guarantees of $9.9 million (refer note 23(d)). In the prior year the Group had secured guarantees in respect of bank overdrafts and the cash advance facilities which were secured by registered mortgages over the assets and undertakings of the Group.

The Group had unsecured guarantees in respect of operating leases of $3.8 million (2008: $1.8 million).

Note 32. Contingencies (continued)

Contingent Consideration
In the event that specific future stretch target earnings and management retention conditions are achieved by 2012, additional consideration may be payable in cash in relation to the DaKine acquisition. Based on current projections, this amount is estimated to be in a range up to US$70 million which is in addition to the minimum deferred consideration of US$34.1 million (AU$39.9 million at present value) already included in the accounts (refer note 35). If it becomes probable that this additional consideration will be payable, it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The final payment of any deferred consideration in relation to this acquisition will be made in the second half of calendar year 2012.

In the event that certain future performance and management retention conditions are achieved, additional consideration may be payable in cash in relation to the Xcel, Quiet Flight, South Africa licensee, Sector 9 and Two Seasons acquisitions. Based on current projections, the total of these amounts is estimated to be in a range up to $20 million which is in addition to the minimum deferred consideration of $30.9 million already included in the accounts. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the respective acquisition when the amount can be reliably measured. The final payment of any deferred consideration in relation to these acquisitions will be made in the financial year ending 2014.

The Group will review the likelihood of these payments in respect of each acquisition at future reporting dates.

Trade Letters of Credit
The Group had $26.1 million letters of credit in favour of suppliers executed but undrawn as at 30 June 2009 (2008: $14.5 million). The letters of credit related to the purchase of inventory in the 2009/10 financial year and are part of the ordinary course of business.

No material losses are anticipated in respect of any of the above contingent liabilities.

Note 33. Commitments

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
(a) Lease commitments				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Within one year	62,696	45,575	---	---
Later than one year but not later than five years	175,193	116,548	---	---
Later than five years	63,178	45,649	---	---
	301,067	207,772	---	---
Representing:				
Non-cancellable operating leases	300,623	207,095	---	---
Future finance charges on finance leases	444	677	---	---
	301,067	207,772	---	---

(i) Operating leases
The Group leases various retail stores, offices and warehouses under non-cancellable operating leases. The leases have varying terms, escalating clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:				
Within one year	62,450	45,276	---	---
Later than one year but not later than five years	174,995	116,170	---	---
Later than five years	63,178	45,649	---	---
	300,623	207,095	---	---

Note 33. Commitments (continued)

(ii) Finance leases
The Group leases various plant and equipment with a carrying amount of $7.1 million (2008: $8.0 million).

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Commitments in relation to finance leases are payable as follows:				
Within one year	1,843	2,032	---	---
Later than one year but not later than five years	3,369	4,619	---	---
Later than five years	65	64	---	---
Minimum lease payments	5,277	6,715	---	---
Future finance charges	(444)	(677)	---	---
Total lease liabilities recognised as a liability	4,833	6,038	---	---
Representing lease liabilities:				
Current (note 20)	1,663	1,731	---	---
Non-current (note 23)	3,170	4,307	---	---
	4,833	6,038	---	---

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
(b) Contests and Athletes				
Commitments in relation to sponsorship of athletes and contests are payable as follows:				
Within one year	15,836	13,462	---	---
Later than one year but not later than five years	17,386	16,290	---	---
	33,222	29,752	---	---

(c) Remuneration commitments

Employment contracts for key management personnel do not have a fixed end date and therefore have not been included in the above note.

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
(d) Capital commitments				
Commitments in relation to capital commitments are payable as follows:				
Within one year	1,094	8,038	---	---
Later than one year but not later than five years	96	---	---	---
Later than five years	96	---	---	---
	1,286	8,038	---	---

Note 34. Related party transactions

(a) Parent entities

The ultimate parent entity within the Group is Billabong International Limited.

(b) Subsidiaries

Interests in subsidiaries are set out in note 36.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 30.

(d) Transactions with related parties

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Dividend revenue				
Subsidiaries	---	---	110,465	40,876
Interest revenue				
Subsidiaries	---	---	26,267	23,271

(e) Outstanding balances

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Current receivables (tax funding agreement)				
Wholly-owned tax consolidated entities	---	---	8,026	19,318
Current receivables				
Receivables from controlled entities	---	---	12,623	4,355
Non-current receivables				
Receivables from controlled entities	---	---	2,951	2,951

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

Note 34. Related party transactions (continued)

(f) Loans to/from related parties

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Loans to subsidiaries				
Beginning of the year	---	---	272,007	189,617
Loans advanced	---	---	117,799	62,382
Loan repayments received	---	---	(14,714)	---
Interest charged	---	---	26,267	23,271
Interest received	---	---	(640)	(3,263)
End of year	---	---	400,719	272,007
Loans from subsidiaries				
Beginning of the year	---	---	200,692	32,737
Loans advanced	---	---	56,397	155,418
Loan repayments received	---	---	---	---
Interest charged	---	---	17,319	12,537
Interest received	---	---	---	---
End of year	---	---	274,408	200,692
Loans to other related parties				
Beginning of the year	---	5,607	---	---
Acquisition of minority interest	---	(5,607)	---	---
Interest charged	---	---	---	---
End of year	---	---	---	---

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

(g) Terms and conditions

Transactions relating to dividends were on the same terms and conditions that applied to other shareholders.

The terms and conditions of the tax funding agreement are set out in note 8(e).

All other transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of loans between the parties. The average interest rate on loans during the year was 8.0% (2008: 8.0%).

Outstanding balances are unsecured and are repayable in cash.

Note 35. Business combinations

Purchase consideration

	Consolidated		Parent entity	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Outflow of cash to acquire businesses and subsidiaries, net of cash acquired				
Cash consideration	136,726	92,591	---	---
Payments relating to prior year acquisitions	7,034	---	---	---
Less: Cash balances acquired	---	(1,903)	---	---
Total outflow of cash to acquire businesses and subsidiaries, net of cash acquired	143,760	90,688	---	---

2009

Da Kine Hawaii, Inc

(a) Summary of acquisition
On 1 October 2008 Burleigh Point, Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Da Kine Hawaii, Inc.

The acquired business contributed revenues of $97.2 million and net profit after tax of $10.1 million to the Group for the period from acquisition to 30 June 2009.

Details of the aggregated fair value of the assets and liabilities related to this acquisition are as follows:

	$'000
Purchase consideration:	
Cash paid	98,622
Estimated cash payable	34,430
Estimated deferred payment	39,868
Direct costs relating to the acquisition	1,412
Total purchase consideration	174,332
Fair value of net identifiable assets acquired	99,148
Goodwill	75,184

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the businesses.

Note 35. Business combinations (continued)

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	---	---
Trade receivables	25,460	25,460
Inventory	18,840	18,272
Plant and Equipment	1,113	1,113
Prepayments	981	981
Deferred tax assets	---	527
Employee entitlements	(128)	(128)
Trade and other payables	(2,784)	(2,784)
Deferred tax liabilities	---	(1,223)
Identifiable intangible assets	---	56,930
Net identifiable assets acquired	43,482	99,148

In regards to the 'Da Kine Hawaii, Inc' acquisition, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates. Refer to note 32.

The 'Da Kine Hawaii, Inc' acquisition was disclosed provisionally in the interim financial report for the half-year ended 31 December 2008. As part of the finalisation of the acquisition, the completion statement has been reviewed and an adjustment was made to working capital, which was the only significant adjustment to the provisional values disclosed in the interim financial report.

Sector 9 Incorporated, Eternity Surf Pty Limited, I.J.J. Pty Limited and Two Seasons Limited

(a) Summary of acquisitions
On 1 July 2008 Burleigh Point, Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Sector 9 Incorporated.

On 1 September 2008 GSM (Operations) Pty Limited and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Eternity Surf Pty Limited and I.J.J. Pty Limited.

On 1 October 2008 GSM England Retail Limited acquired 100% of the issued shares of Two Seasons Limited.

The acquired businesses and subsidiary contributed revenues of $46.9 million and net profit after tax of $3.0 million to the Group for the period from acquisition to 30 June 2009.

Details of the aggregated fair value of the assets and liabilities related to these acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	35,084
Estimated deferred payment	9,110
Direct costs relating to the acquisitions	1,608
Total purchase consideration	45,802
Fair value of net identifiable assets acquired	14,314
Goodwill	31,488

The goodwill is attributable to the high profitability of the acquired businesses and subsidiary and synergies expected to arise after the acquisition of the businesses.

Note 35. Business combinations (continued)

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisitions are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	---	---
Trade receivables	2,432	2,405
Inventory	8,454	7,890
Plant and Equipment	2,539	1,782
Prepayments	794	794
Deferred tax assets	---	253
Employee entitlements	(144)	(144)
Trade and other payables	(7,614)	(7,614)
Deferred tax liabilities	(183)	(496)
Identifiable intangible assets	---	9,444
Net identifiable assets acquired	6,278	14,314

In regards to the 'Sector 9 Incorporated' and 'Two Seasons Limited' acquisitions, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates. Refer to note 32.

The above accounting in regards to the 'Two Seasons Limited' acquisition has been determined provisionally pending a review of the fair value of identifiable assets and liabilities.

If all of the above mentioned acquisitions had occurred on 1 July 2008, consolidated revenue and consolidated net profit after tax for the year ended 30 June 2009 would have been $1,713.0 million and $155.2 million respectively based on best estimates.

2008

(a) Summary of acquisitions
On 1 July 2007 GSM Trading (South Africa) Pty Ltd and GSM Manufacturing (South Africa) (Proprietary) Limited acquired the assets and certain liabilities of Billabong South Africa (Proprietary) Limited, Kustom and Palmers Surf (Proprietary) Limited, Country Feeling CC, Element Skateboards South Africa CC and Von Zipper South Africa CC.

On 1 September 2007 Xcel International, Inc and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Xcel Hawaii, Inc., KEM Hawaii Incorporated and MKD Wetsuits, Inc.

On 1 November 2007 GSM Trading (South Africa) Pty Ltd acquired the assets and certain liabilities of Country Feeling Shops CC, Magnatubes CC, Mimosa Surf Shop CC, Woodlands Surf Shop CC, Stellenbosch Surf Shop CC, Garden Route Surf Shop CC and Stamford Hill Surf Shop CC.

On 11 December 2007 GSM (Operations) Pty Ltd and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Tiger Lily Swimwear Pty Ltd.

On 15 May 2008 GSM (Operations) Pty Ltd and Pineapple Trademarks Pty Ltd acquired the assets and certain liabilities of Kirra Surf Pty Ltd, IP4K Pty Ltd, IP4L Pty Ltd and Local Knowledge (Aust) Pty Ltd.

On 1 June 2008 GSM Investments Ltd and Seal Trademarks Pty Ltd acquired the assets and certain liabilities of Grant Retail Corporation, BTS Retail, LLC, BHS Retail Associates, LLC, Quiet Flight Surf Shop, Inc, The Leasure Group, Inc., N.S.B. Quiet Flight, Inc., Amy Retail, LLC and A.C. Leasure, Inc.

The acquired businesses contributed revenues of $60.1 million and net profit after tax of $7.1 million to the Group for the period from acquisition to 30 June 2008.

Note 35. Business combinations (continued)

Details of the aggregated fair value of the assets and liabilities related to these acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	90,606
Estimated cash payable	8,851
Estimated deferred payment	18,577
Direct costs paid and payable relating to the acquisitions	2,416
Total purchase consideration	120,450
Fair value of net identifiable assets acquired	28,133
Goodwill	92,317

The goodwill is attributable to the high profitability of the acquired businesses and synergies expected to arise after the acquisition of the businesses.

(b) Assets and liabilities acquired
The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisitions are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Cash and cash equivalents	1,903	1,903
Trade receivables	8,565	8,443
Inventory	13,079	12,721
Plant and Equipment	6,814	6,814
Prepayments	1,134	1,134
Deferred tax asset	---	24
Employee entitlements	(257)	(284)
Trade and other payables	(10,033)	(10,033)
Deferred tax liability	---	(326)
Identifiable intangible assets	---	7,737
Net identifiable assets acquired	21,205	28,133

In regards to the 'Billabong South Africa (Proprietary) Limited, Kustom and Palmers Surf (Proprietary) Limited, Country Feeling CC, Element Skateboards South Africa CC and Von Zipper South Africa CC', 'Xcel Hawaii, Inc., KEM Hawaii Incorporated and MKD Wetsuits, Inc' and 'Grant Retail Corporation, BTS Retail, LLC, BHS Retail Associates, LLC, Quiet Flight Surf Shop, Inc, The Leasure Group, Inc., N.S.B. Quiet Flight, Inc., Amy Retail, LLC and A.C. Leasure, Inc' acquisitions, in the event that certain specific conditions are achieved additional consideration may be payable in cash. If it becomes probable that additional consideration will be payable it will be brought to account as a component of the goodwill arising on the acquisition when the amount can be reliably measured. The Group will review the likelihood of these payments at future reporting dates. Refer to note 32.

The 'Tiger Lily Swimwear Pty Ltd' acquisition was disclosed provisionally in the interim financial report for the half-year ended 31 December 2007. The one significant adjustment to the provisional values disclosed in the interim financial report relates to the recognition of the intangible asset relating to the Tigerlily brand name which at acquisition date is considered to have a carrying value of $3.6 million.

If the acquisitions had occurred on 1 July 2007, consolidated revenue and consolidated net profit after tax for the year ended 30 June 2008 would have been $1,410.0 million and $179.7 million respectively based on best estimates.

Note 35. Business combinations (continued)

Other

The non-current deferred payment payable of $108.7 million relates to the Nixon, Xcel, Sector 9, DaKine and Two Seasons acquisitions (2008: $76.1 million relates to Nixon, Xcel and South Africa licensee). Included in note 19 'other payables' is deferred payment payable of $16.9 million relating to Quiet Flight and South Africa licensee (2008: $10.4 million relates to Amazon and Quiet Flight).

The non-current deferred payment in relation to Nixon was restated during the year ended 30 June 2009 taking into account the latest board approved forecast. This resulted in a decrease of approximately US$22 million in the underlying USD payable.

Refer to note 32 for details and estimates of maximum amounts of contingent liabilities in relation to contingent consideration as at 30 June 2009.

Note 36. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following significant subsidiaries in accordance with the accounting policy described in note 1(b):

Name of entity		**Country of Incorporation**	**Class of shares**	**Equity Holding ****	
				2009 %	2008 %
Amazon (New Zealand) Pty Ltd	*	Australia	Ordinary	100	100
Beach Culture International Pty Ltd		Australia	Ordinary	100	100
Billabong Retail, Inc		USA	Ordinary	100	100
Burleigh Point Canada, Inc		Canada	Ordinary	100	100
Burleigh Point, Ltd		USA	Ordinary	100	100
Element Skateboards, Inc		USA	Ordinary	100	100
GSM (Central Sourcing) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Duranbah) Pty Ltd		Australia	Ordinary	100	100
GSM (Europe) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Japan) Limited		Japan	Ordinary	100	100
GSM (NZ Operations) Limited		New Zealand	Ordinary	100	100
GSM (Operations) Pty Ltd	*	Australia	Ordinary	100	100
GSM (Trademarks) Pty Ltd	*	Australia	Ordinary	100	100
GSM Trading (South Africa) Pty Ltd	*	Australia	Ordinary	100	100
GSM Brasil Ltda		Brazil	Ordinary	100	100
GSM England Retail Ltd		England	Ordinary	100	100
GSM Espana Operations Sociedad Limitada		Spain	Ordinary	100	100
GSM Investments Ltd		USA	Ordinary	100	100
GSM Rocket Australia Pty Ltd		Australia	Ordinary	100	100
GSM Trading (Singapore) Pty Ltd		Australia	Ordinary	100	100
Honolua Surf International Ltd		USA	Ordinary	100	100
Nixon Europe SARL		France	Ordinary	100	100
Nixon Inc		USA	Ordinary	100	100
Nixon Pacific Pty Ltd		Australia	Ordinary	100	100
Pineapple Trademarks Pty Ltd	*	Australia	Ordinary	100	100
Rocket Trademarks Pty Ltd	*	Australia	Ordinary	100	100
VeeZee, Inc		USA	Ordinary	100	100

* These subsidiaries have been granted relief from the necessity to prepare financial reports in accordance with Class Order 98/1418 issued by the Australian Securities and Investments Commission. For further information refer to note 37.

** The proportion of ownership interest is equal to the proportion of voting power held.

Note 37. Deed of cross guarantee

Billabong International Limited, GSM (Europe) Pty Ltd, GSM (Operations) Pty Ltd, GSM (Trademarks) Pty Ltd, Pineapple Trademarks Pty Ltd, Rocket Trademarks Pty Ltd, GSM (Central Sourcing) Pty Ltd, Amazon (New Zealand) Pty Ltd and GSM Trading (South Africa) Pty Ltd are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

(a) Consolidated income statement and a summary of movements in consolidated retained profits

The above companies represent a 'Closed Group' for the purposes of the Class Order.

Set out below is the condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2009 of the Closed Group consisting of Billabong International Limited, GSM (Europe) Pty Ltd, GSM (Operations) Pty Ltd, GSM (Trademarks) Pty Ltd, Pineapple Trademarks Pty Ltd, Rocket Trademarks Pty Ltd, GSM (Central Sourcing) Pty Ltd, Amazon (New Zealand) Pty Ltd and GSM Trading (South Africa) Pty Ltd.

Prior year figures set out below represent the condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2008 of the Closed Group at that time consisting of the entities Billabong International Limited, GSM (Europe) Pty Ltd, GSM (Operations) Pty Ltd, GSM (Trademarks) Pty Ltd, Pineapple Trademarks Pty Ltd, Rocket Trademarks Pty Ltd, GSM (Central Sourcing) Pty Ltd, Amazon (New Zealand) Pty Ltd and GSM Trading (South Africa) Pty Ltd.

	2009 $'000	2008 $'000
Income statement		
Revenue from continuing operations	757,580	707,348
Other income	10,996	789
Finance costs	(30,067)	(17,975)
Other expenses	(529,642)	(458,028)
Profit before income tax	208,867	232,134
Income tax expense	(45,514)	(56,596)
Profit for the year	163,353	175,538
Summary of movements in consolidated retained profits		
Retained profits at the beginning of the financial year	404,612	341,088
Profit for the year	163,353	175,538
Dividends paid	(115,787)	(112,014)
Retained profits at the end of the financial year	452,178	404,612

Note 37. Deed of cross guarantee (continued)

(b) Balance sheet

Set out below is a consolidated balance sheet as at 30 June 2009 and 30 June 2008 of the Closed Group consisting of the entities as named above at each point in time.

	2009 $'000	2008 $'000
ASSETS		
Current assets		
Cash and cash equivalents	233,607	62,053
Trade and other receivables	196,589	177,971
Inventories	111,698	102,745
Other	6,609	6,102
Total current assets	548,503	348,871
Non-current assets		
Receivables	111,239	26,356
Other financial assets	453,140	369,612
Property, plant and equipment	60,240	44,471
Intangible assets	182,494	168,265
Deferred tax assets	15,288	7,709
Other	2,907	11,856
Total non-current assets	825,308	628,269
Total assets	1,373,811	977,140
LIABILITIES		
Current liabilities		
Trade and other payables	124,232	102,041
Borrowings	1,549	1,773
Current tax liabilities	---	396
Provisions	8,218	7,958
Total current liabilities	133,999	112,168
Non-current liabilities		
Borrowings	122,091	136,964
Deferred tax liabilities	4,465	744
Provisions	2,541	2,015
Other	1,637	5,877
Total non-current liabilities	130,734	145,600
Total liabilities	264,733	257,768
Net assets	1,109,078	719,372
EQUITY		
Contributed equity	659,012	316,317
Reserves	(2,112)	(1,557)
Retained profits	452,178	404,612
Total equity	1,109,078	719,372

Note 38. Events occurring after the balance sheet date

On 2 July 2009, a unilateral Advanced Pricing Agreement (APA) was entered into with the French Taxation Authority in France in relation to the royalty rate used by GSM (Europe) Pty Ltd for the right to use certain Group brands and trademarks. This agreement will cover the period 1 July 2006 to 30 June 2011 and provides certainty for the Group in respect of royalties being paid in accordance with French transfer pricing rules. This unilateral APA is in addition to the bilateral APA entered into with both the Australian Taxation Office and the United States Internal Revenue Service in 2007.

On 30 July 2009, the US$100 million unsecured multi-currency drawdown facility, which was due for roll-over on or prior to 17 July 2010, was extended to 1 July 2012 subject to the finalisation of formal documentation with the facility provider.

On 11 August 2009, the two year tranche under the Group's US$533.5 million unsecured multi-currency syndicated facility, which was due for roll-over on or prior to 1 July 2010, was extended to 1 July 2012 and the facility balance relating to this tranche was reduced from US$266.75 million to US$216.75 million.

Note 39. Reconciliation of profit for the year to net cash flow from operating activities

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Profit for the year	152,839	176,269	117,873	28,685
Depreciation and amortisation	38,134	27,215	---	---
Impairment of retail store fixed assets	9,476	---	---	---
Share-based payment amortisation expense	319	3,195	319	---
Provisions: unwinding of discount	2,679	---	---	---
Net loss on sale of non-current assets	450	211	---	---
Non-cash dividend income	---	---	(108,949)	(40,000)
Net exchange differences	(2,415)	499	(10,225)	15,888
Change in operating assets and liabilities, excluding effects from business combinations;				
(Increase)/decrease in trade debtors	(34,368)	(47,354)	---	---
(Increase)/decrease in inventories	121	(33,130)	---	---
(Increase)/decrease in deferred tax assets	(11,697)	(3,188)	855	(4,468)
(Increase)/decrease in provision for income taxes receivable	(7,679)	---	(7,918)	---
(Increase)/decrease in other operating assets	(14,583)	(40)	5,040	5,707
Increase/(decrease) in trade creditors and other operating liabilities	22,815	32,918	996	(270)
Increase/(decrease) in provision for income taxes payable	15,909	(6,707)	---	(2,283)
Increase/(decrease) in deferred tax liabilities	1,777	3,464	---	359
Increase/(decrease) in other provisions	1,908	(145)	---	---
Net cash inflow/(outflow) from operating activities	175,685	153,207	(2,009)	3,618

Note 40. Non-cash investing and financing activities

	Consolidated		Parent entity	
	2009	2008	**2009**	2008
	$'000	$'000	**$'000**	$'000
Acquisition of plant and equipment by means of finance lease	---	18	---	---
Investment in subsidiaries	---	---	25,746	---
	---	18	25,746	---

Dividends satisfied by the issue of shares under the dividend reinvestment plan are shown in note 28.

Note 41. Earnings per share

The 2008 basic and diluted earnings per share have been restated to reflect the impact of the rights issue in the 2009 financial year (refer to note 26(i)) in order to achieve a comparable calculation to the 2009 basic and diluted earnings per share. This change takes into account the bonus element included in the rights offer for ordinary shares as the offer was made at a discount to market price.

	Consolidated	
	2009	2008
	Cents	Cents
(a) Basic earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company	69.2	81.8
(b) Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company	68.7	81.2

(c) Reconciliations of earnings used in calculating earnings per share

	Consolidated	
	2009	2008
	$'000	$'000
Basic earnings per share		
Profit attributable to the ordinary equity holders of the Company used in calculating basic earnings per share from continuing operations	152,839	176,380
Diluted earnings per share		
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	152,839	176,380

(d) Weighted average number of shares used as the denominator

	Consolidated	
	2009	2008
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	220,737,879	215,572,428
Adjustments for calculation of diluted earnings per share:		
Performance shares and conditional rights	1,719,746	1,564,023
Options	---	3,048
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	222,457,625	217,139,499

(e) Information concerning the classification of securities

Rights

Rights granted to employees under the Billabong Executive Performance Share Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The rights have been excluded in the determination of basic earnings per share. Details relating to the rights are set out in note 42.

Note 41. Earnings per share (continued)

Options

Options granted to employees under the Billabong Performance and Retention Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 42.

The 1,782,183 options granted on 31 October 2008 and the 314,503 options granted on 24 November 2008 are not included in the calculation of diluted earnings per share because they are antidilutive for the year ended 30 June 2009. These options could potentially dilute basic earnings per share in the future.

Note 42. Share-based payments

(a) Billabong Executive Incentive Option Plan

The establishment of the Executive Incentive Option Plan was approved by special resolution in the Annual General Meeting of the Company held on 4 July 2000.

Staff eligible to participate in the Plan are those of supervisor level and above (including Executive Directors).

Options are granted under the Plan for no consideration. Options are granted for a four year period, and 33% of each new tranche becomes exercisable after each of Year 2, 3 and 4 anniversaries of the date of grant. The employees' entitlements to the options are vested (i.e. they are not conditional on future employment) as soon as they become exercisable.

Options granted under the Plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Securities Exchange during the ten trading days immediately before the options are granted. Amounts receivable on the exercise of options are recognised as share capital.

Set out below are summaries of options granted under the Plan.

Consolidated and parent entity – 2009

There are no options remaining to be exercised under the Billabong Executive Incentive Option Plan. The Board has no current intention to make any future grants under this Plan.

Consolidated and parent entity – 2008

Grant date	Expiry date	Exercise price	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number	Exercisable at end of year Number
23 August 2002	23 August 2007	$8.10	15,334	---	---	(15,334)	---	---
			15,334	---	---	(15,334)	---	---
Weighted average exercise price			$8.10	---	---	---	---	---

No options were forfeited during the period covered by the above table.

The weighted average share price at the date of exercise of options exercised regularly during the year ended 30 June 2009 was nil (2008: nil).

The weighted average remaining contractual life of share options outstanding at the end of the period was nil (2008: nil).

Note 42. Share-based payments (continued)

(b) Billabong Executive Performance Share Plan

Following the review of executive remuneration undertaken by the Committee in 2008, the EPSP was restructured into Tier 1 and Tier 2.

EPSP – Tier 1
Tier 1 participants comprise the executives of the Group who are directly responsible for driving the growth strategy of the Group. The objectives of the EPSP for Tier 1 participants remain the same i.e. to provide executives with an equity-based reward opportunity that vests based on the Group's three year EPS performance. The establishment of the EPSP was approved by shareholders at the 2004 Annual General Meeting.

Under the Plan the Group awards the following equity subject to the tax implications in the relevant jurisdiction.

Equity vehicle	Overview
Tier 1 Performance shares	An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the Plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. For Australian employees, once the shares have vested they remain in the trust until the earlier of the employee leaving the Group, the tenth anniversary of the date the performance shares were awarded or the Board approving an application for their release. For non-Australian employees, once their performance shares vest the shares are transferred to them (or sold on their behalf if they choose). However, if the performance shares do not vest, they are forfeited by the employee (for no consideration).
Tier 1 Conditional rights	An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. For French employees granted rights after 1 July 2005, shares associated with vested rights are automatically transferred to the employee. These shares cannot be disposed of before the end of a 24 month Restriction Period following the allocation date, except in the event of death. Until such time that the rights have vested the employee cannot use the rights to vote or receive dividends. For all other employees, from the time of the employee receiving notice of the rights having vested they have one month to exercise the rights and either sell the shares or transfer them into their name. If the rights are not exercised by the employee they will automatically exercise and the shares will be transferred to the employee. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends. However, if the conditional rights do not vest, they are forfeited by the employee (for no consideration).

Note that for the purposes of the remuneration tables in this report, performance shares and conditional rights are collectively referred to as "rights".

Award, vesting and exercises under the Plan are made for no consideration.

Awards under the Plan vest on the third anniversary of grant only if the EPS performance hurdles are satisfied in the relevant performance period. The performance periods are summarised in the table below:

Grant	Performance period
FY 2006	FY05 (base year EPS) to FY08
FY 2007	FY06 (base year EPS) to FY09
FY 2008	FY07 (base year EPS) to FY10
FY 2009	FY08 (base year EPS) to FY11

Note 42. Share-based payments (continued)

(b) Billabong Executive Performance Share Plan (continued)

The following chart summarises the EPS performance hurdles for outstanding unvested grants and the grants made in financial years ended 30 June 2006 and 30 June 2007 (which vested following the close of the financial years ended 30 June 2008 and 30 June 2009 respectively).


EPSP performance hurdle summary
Stretch performance component (FY08 & FY09 awards only)
120.0%
FY09
120%
FY08
100.0%
100%
100%
FY07
100%
FY06
75%
60%
50.0%
50%
% of awards vesting
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
10.0%
12.5%
15.0%
17.5%
20.0%
Compound EPS growth per annum

The Board selected EPS as the appropriate hurdle for the Plan as the Plan is intended to focus executives on the long-term (three year) earnings performance of the Group.

Each year, prior to awards being granted, the Human Resource and Remuneration Committee considers the market environment, the Group's business strategy and performance expectations and shareholder expectations and sets the performance targets for the awards to be granted that year. Due to the growth of the Group and the challenges of maintaining the high growth rate of earnings from a resulting higher EPS base, the targets, set at grant, differ for each of the 2005/06, 2006/07, 2007/08 and 2008/09 grants.

Details of the awards to Executive Directors, Derek O'Neill and Paul Naude in the 2009/10 financial year will be set out for shareholder approval in the Notice of Meeting and Explanatory Memorandum for the Company's 2009 Annual General Meeting.

At the end of the relevant performance period, in line with its charter, the Human Resource and Remuneration Committee consider the EPS performance of the Group on both a reported and constant currency basis and determines to what extent the awards should vest based on the above vesting conditions.

EPSP - Tier 2
Tier 2 participants comprise other senior management of the Group, including one of the key management personnel, President, Element Skateboards, Inc. The primary objective of the Tier 2 EPSP is retention. Under the Plan, Tier 2 participants are awarded performance shares and conditional rights. The awards do not vest unless the employee has completed a period of two years of employment from the date the awards are granted.

Note 42. Share-based payments (continued)

(b) Billabong Executive Performance Share Plan (continued)

The Group awards the following equity subject to the tax implications in the relevant jurisdiction:

Equity vehicle	Overview
Tier 2 Performance shares	An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the Plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. Once the shares have vested the shares are transferred to the employee. However, if the performance shares do not vest, they are forfeited (for no consideration).
Tier 2 Conditional rights	An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends. However, if the conditional rights do not vest, they are forfeited (for no consideration).

Set out below is a summary of equity based rights (performance shares and conditional rights) awarded under the Plan:

Type of right	Grant date	Performance determination date	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number
Consolidated and parent entity – 2009							
Performance Shares	1 December 2005	30 June 2011	1,348,249	588,029	(302,745)	(94,853)	1,538,680
Conditional Rights	1 December 2005	30 June 2011	245,347	112,643	(61,107)	(8,728)	288,155
			1,593,596	700,672	(363,852)	(103,581)	1,826,835
Consolidated and parent entity – 2008							
Performance Shares	1 November 2004	30 June 2010	1,258,651	614,962	(418,862)	(106,502)	1,348,249
Conditional Rights	1 November 2004	30 June 2010	220,881	98,241	(73,775)	---	245,347
			1,479,532	713,203	(492,637)	(106,502)	1,593,596

None of the rights awarded under the Plan vested or became exercisable during the year.

The total equity based rights that expired during the year ended 30 June 2009 and have not yet been granted under a new award was 58,466 (2008: 98,692). These expired equity based rights are held pending in the Plan until further awards are made.

Fair value of rights granted
The assessed fair value at grant date of rights granted under the Billabong Executive Performance Share Plan during the year ended 30 June 2009 was $12.91 per right (2008: $15.65). The fair value at grant date is determined by reference to the Billabong International Limited share price at grant date, taking into account the terms and conditions upon which the rights were granted, the expected dividend yield and the expected price volatility of the underlying share.

(c) Billabong Executive Performance and Retention Plan

The establishment of the Executive Performance and Retention Plan was approved at the Annual General Meeting of the Company held on 28 October 2008. The Executive Performance and Retention Plan is designed to retain and effectively reward key senior executives over a five year period for growing the market value of the Group and delivering returns to shareholders. Under the Plan, the executive team are granted options. The options will only vest if certain performance hurdles are met and if the individual is still employed by the Group at the end of the vesting period.

Note 42. Share-based payments (continued)

(c) Billabong Executive Performance and Retention Plan (continued)

Vesting of the options is subject to the Company's Total Shareholder Return (TSR) performance. TSR measures growth in the Company's share price, together with the value of dividends received during the relevant period. Two TSR performance hurdles must be achieved in order for awards to vest:

- A 'gateway' relative TSR hurdle of above median of a comparator group of companies over the five year performance period, measured from start of performance period to end of year five; and
- Absolute TSR hurdle with a 120% target (equivalent to approximately 12.8% share price growth p.a. over five years) to be achieved at any point over the five year performance period.

The comparator group for the relative TSR comparator group is the constituents of the S&P/ASX 100 Index at the start of the performance period (excluding companies in the Global Industry Classification Standard (GICS) name codes: 'Oil, Gas and Consumable Fuels' and 'Metals and Mining').

The use of a relative TSR hurdle gateway directly aligns executive reward and shareholder return by ensuring that executive are only rewarded for the absolute TSR performance if they are also in the "top half" of ASX 100 (excluding certain GICS industries) performers at the time performance is tested.

The use of the stretch absolute TSR performance target focuses executives on significantly growing the business in line with the strategic plan and generating strong returns for shareholders.

An early banking opportunity is also provided to executives, where the absolute and relative performance hurdles are satisfied. However, in order for the options to vest, the continued employment condition must be satisfied. The banking approach allows for executives to be rewarded for "early" high TSR performance. However, due to the continued employment requirement and the delivery vehicle being options, this Plan encourages sustained share price performance throughout the five year period and enhances the retention impact of the awards.

The performance hurdles and the early banking opportunities are summarised in the table below:

Date	Year 3 test 30 June 2011	Year 4 test 30 June 2012	Year 5 test 30 June 2013
Absolute TSR	80% TSR achieved at any time during the prior three years.	100% TSR achieved at any time during the prior four years.	120% TSR achieved at any time during the prior five years.
Relative TSR	Above median TSR performance achieved against comparator group of companies.	Above median TSR performance achieved against comparator group of companies.	Above median TSR performance achieved against comparator group of companies.
Banking	1/3 of total options.	2/3 of total options.	All options earned.

Once vested, the options remain exercisable for a period of two years.

Options granted under the Plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Securities Exchange during the five trading days immediately before the options are granted. Amounts received on the exercise of options are recognised as share capital.

Note 42. Share-based payments (continued)

(c) Billabong Executive Performance and Retention Plan (continued)

Set out below are summaries of options granted under the Plan.

Consolidated and parent entity – 2009

Grant date	Expiry date	Exercise price	Balance at start of year Number	Granted during the year Number	Exercised during the year Number	Expired during the year Number	Balance at end of year Number	Exercisable at end of year Number
31 October 2008	31 October 2015	$11.43	---	1,782,183	---	---	1,782,183	---
24 November 2008	24 November 2015	$10.80	---	314,503	---	---	314,503	---
			---	2,096,686	---	---	2,096,686	---
Weighted average exercise price			---	$11.34	---	---	$11.34	---

Fair value of options granted

The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using the Monte-Carlo simulation option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2009 included:	Grant Date 31 October 2008	24 November 2008
(a) exercise price:	$11.43	$10.80
(b) vesting date:	31 October 2013	24 November 2013
(c) expiry date:	31 October 2015	24 November 2015
(d) share price at grant date	$11.92	$9.60
(e) expected price volatility of the Company's shares:	30%	30%
(f) expected dividend yield:	3.80%	4.20%
(g) expected life:	6.0 years	6.0 years
(h) risk free interest rate:	4.84%	4.20%

(i) options are granted for no consideration and vest based on the Company's TSR, including share price growth, dividends and capital returns compared to the TSR of the constituents of the S&P/ASX 100 Index at the start of the performance period (excluding companies under the Global Industry Classification Standard name codes: 'Oil, Gas and Consumable Fuels' and 'Metals and Mining') over a five year period. Vested options are exercisable for a period of two years after vesting.

Consolidated and parent entity – 2008

The Billabong Executive Performance and Retention Plan was not in effect for the year ended 30 June 2008.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefits expense were as follows:

	Consolidated **2009 $'000**	Consolidated 2008 $'000	Parent entity **2009 $'000**	Parent entity 2008 $'000
Operating costs of the Billabong Executive Performance Share Plan	19	28	---	---
Share-based payment expense	319	3,195	---	---
	338	3,223	---	---

In the Directors' opinion:

(a) the financial statements and notes set out on pages 38 to 114 are in accordance with the *Corporations Act 2001*, including:

   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements, and

   (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2009 and of their performance for the financial year ended on that date, and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable, and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 37 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 37.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast
21 August 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Independent auditor's report to the members of Billabong International Limited

Report on the financial report

We have audited the accompanying financial statements of Billabong International Limited (the company), which comprise the statement of financial position as at 30 June 2009, and the income statement, statement of changes in equity and statement of cash flow for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Billabong International Limited and the Billabong Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In note 1(a), the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

PRICEWATERHOUSECOOPERS

Independent auditor's report to the members of Billabong International Limited (continued)

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion

In our opinion:

(a) the financial report of Billabong International Limited is in accordance with the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2009 and of their performance for the year ended on that date; and

   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001;* and

(b) the financial report and notes also comply with International Financial Reporting Standards as disclosed in note 1(a).

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 10 to 26 of the directors' report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the Remuneration Report of Billabong International Limited for the year ended 30 June 2009, complies with section 300A of the *Corporations Act 2001*.

PricewaterhouseCoopers

Robert Hubbard
Partner

Brisbane
21 August 2009

Liability limited by a scheme approved under Professional Standards Legislation

The shareholder information set out below was applicable as at 17 August 2009.

Distribution of Equity Securities
Analysis of numbers of equity security holders by size of holding:

	Ordinary shares		Unquoted options	
	Number of share holders	Number of shares	Number of option holders	Number of options
1 – 1,000	14,260	5,915,705	---	---
1,001 – 5,000	7,127	15,362,328	---	---
5,001 – 10,000	770	5,299,047	---	---
10,001 – 100,000	394	9,052,560	---	---
100,001 and over	72	216,388,119	5	2,096,686
	22,623	252,017,759	5	2,096,686

There were 535 holders of less than a marketable parcel of ordinary shares.

Equity Security Holders

Twenty largest quoted equity security holders
The names of the twenty largest holders of quoted equity securities are listed below:

Name	Ordinary shares Number held	Percentage of issued shares
HSBC Custody Nominees (Australia) Limited	47,813,350	18.97%
J P Morgan Nominees Australia Limited	41,378,153	16.42%
Gordon Merchant No 2 Pty Ltd <The Merchant Family A/C>	37,770,098	14.99%
National Nominees Limited	27,210,929	10.80%
Jontex Pty Ltd	9,925,966	3.94%
Citicorp Nominees Pty Limited	9,649,602	3.83%
Cogent Nominees Pty Limited	4,248,514	1.69%
RBC Dexia Investor Services Australia Nominees Pty Ltd <Pipooled A/C>	3,768,798	1.50%
ANZ Nominees Limited <Cash Income A/C>	3,438,859	1.36%
Australian Reward Investment Alliance	2,998,156	1.19%
Mr Michael McAuliffe & Ms Colette Paull	1,849,801	0.73%
Queensland Investment Corporation	1,816,310	0.72%
HSBC Custody Nominees (Australia) Limited – A/C 3	1,636,087	0.65%
AMP Life Limited	1,599,289	0.63%
RBC Dexia Investor Services Australia Nominees Pty Limited	1,548,661	0.61%
ANZ Nominees Limited <Income Reinvest Plan A/C>	1,331,069	0.53%
Argo Investments Limited	1,180,528	0.47%
Mr Paul Naude	1,160,988	0.46%
Billytoo Pty Ltd <Colette Paull Family Account>	1,123,488	0.45%
CPU Share Plans Pty Limited <BBG PSP AUS Control A/C>	922,833	0.36%
	202,371,479	80.30%

Unquoted Equity Securities		Number on issue	Number of holders
Options issued under the Executive Performance and Retention Plan as approved by shareholders at the Annual General Meeting of 28 October 2008:			
Class – BBGAI		1,782,183	4
Class – BBGAK		314,503	1

The options listed above are the only unquoted equity securities on issue.

The following people hold 20% or more of these securities:

Class – BBGAI	Derek O'Neill	629,007
	Paul Naude	524,170
Class – BBGAK	Franco Fogliato	314,503

Substantial Holders
As at 17 August 2009 the names of substantial holders in the Company who have notified the Company in accordance with Section 671B of the *Corporations Act 2001* are set out below:

Ordinary Shares	Number	Percentage
Gordon Stanley Merchant & Gordon Merchant No. 2 Pty Ltd	33,013,703	15.95%
The Capital Group Companies Inc	15,398,568	7.34%
Concord Capital Ltd	14,847,380	6.09%
Perpetual Investments	12,122,587	5.78%

Voting Rights
The voting rights attaching to each class of equity securities are set out below:

(a) Ordinary shares
On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Options
No voting rights.

Stock Exchange Listing
The shares of the Company are listed under the symbol BBG on the Australian Securities Exchange. The Company's home branch is Brisbane.

Shareholder Enquiries
Shareholders with queries about their shareholdings should contact the Company's Share Registry as follows:

Computershare Investor Services Pty Ltd
GPO Box 523
BRISBANE QLD 4001

Telephone Australia:	1 300 552 270
Telephone International:	(+61 3) 9415 4000
Fax:	(+61 7) 3237 2152
Email:	web.queries@computershare.com.au

Change of Address
Issuer sponsored shareholders should notify the share registry in writing immediately upon any change in their address quoting their Securityholder Reference Number (SRN). Changes in addresses for broker sponsored holders should be directed to the sponsoring brokers with the appropriate Holder Identification Number (HIN).

Dividends
Dividend payments, where possible, may be paid directly to a nominated financial institution in Australia, New Zealand, United Kingdom or United States. Payments are electronically credited on the dividend payment date and confirmed by payment advices mailed directly to the shareholder's registered address. A form for this purpose is available from Computershare Investor Services Pty Ltd. Billabong International Limited also pays dividends by local currency cheque to shareholders who maintain a registered address in the following jurisdictions:

Hong Kong - $HK, Japan - Yen, Europe - Euro, United States - $US

If a shareholder has not provided direct credit instructions to have their dividend paid directly into a nominated financial institution or they do not have their shareholding registered in one of the above four countries, then by default they will receive an Australian dividend cheque.

Annual Report
Due to recent legislation changes the Company has elected to distribute Annual Reports by making them available on the website. Hard copies of the Annual Reports will only be sent to shareholders requesting one.

Tax File Numbers (TFN)
Billabong International Limited is obliged to deduct tax from unfranked or partially franked dividends paid to shareholders registered in Australia who have not provided their TFN to the Company. If you wish to provide your TFN, please contact the Share Registry.

Consolidation of Multiple Shareholdings
If you have multiple shareholding accounts that you wish to consolidate into a single account, please advise the Share Registry in writing. If your holdings are broker sponsored, please contact the sponsoring broker directly.

Become an Online Shareholder
Billabong International Limited offers shareholders an electronic service that enables them to be kept up-to-date with significant Company announcements as they happen. By subscribing for this service, shareholders can also elect not to receive a printed annual report and to view the annual report on line in the future.

To register, shareholders should visit the share registry at www.computershare.com/easyupdate/bbg and enter your personal securityholder information (eg Holder Identification Number (HIN) or Securityholder Reference Number (SRN)) and postcode, then click on 'Submit'.

After the shareholder has entered their email address and selected which publications they wish to receive via email, an email will be sent to the shareholder for confirmation purposes. When received, the shareholder should simply click 'Reply' to confirm their details, then 'Send'.

Shareholders can also visit the Company's website at www.billabongbiz.com, where they can view:

- Annual and half-year reports
- Stock Exchange announcements
- Billabong's share price information
- General shareholder information

Billabong
International
Limited

ABN 17 084 923 946









1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

BILLABONG INTERNATIONAL LIMITED
RESULTS FOR THE FINANCIAL YEAR TO 30 JUNE 2009

GOLD COAST, 21 August 2009: Billabong International Limited today announced an operating net profit after tax (NPAT) of $160.2 million for the financial year ended 30 June 2009, being down 9.2% compared to $176.4 million in the prior corresponding year. After inclusion of a non-cash impairment charge on retail assets of $7.4 million post tax, reported NPAT was $152.8 million.

In mid May 2009 the Company forecast a reported operating NPAT in the range of $160 million to $165 million, with the forecast being based on monthly average exchange rates in May and June of 75 cents for the AUD/USD and 55 cents for the AUD/Euro. The rapid appreciation in the AUD against the USD and, to some extent the AUD against the Euro, in the period following the provision of the revised forecast in mid May reduced reported operating NPAT from $163.1 million to $160.2 million before impairment charges.

The result translates into earnings per share of 72.6 cents per share before impairment charges (down 11.2% from 81.8 cents per share) or 69.2 cents per share with the inclusion of impairment charges (down 15.4%), with the reduction reflecting the reduced profit result and a rise in the weighted average number of shares on issue following the recent equity raising and the introduction of the dividend reinvestment plan during the financial year.

Group sales revenue of $1.67 billion represented a 23.9% increase on the prior year (or 9.1% higher in constant currency terms). The sales growth was amplified by acquisitions and the translation benefit from the relative weakness in the Australian dollar, primarily against the USD and Euro, throughout much of the financial year.

Gross profit margins of 53.2% (54.9% previously) remained strong, with the easing primarily reflecting the impact of the tougher economic environment in the United States.

Group EBITDA of $284.8 million eased 2.4% (down 13.9% in constant currency terms), while EBITDA margins reduced to 17.1% (from 21.7%), primarily reflecting the impact of challenging trading conditions, in particular in the United States, combined with an increased contribution from lower margin territories and acquired brands.

Billabong International Limited chief executive officer Derek O'Neill said the result reflected the swift and unprecedented economic slowdown that impacted global economies.

"Given the lack of retailer confidence, the steep slowdown in consumer spending in various global economies and the extreme volatility in exchange rates, the Company has emerged in remarkably good shape," said Mr O'Neill.

"Highlights for the Company included the protection of brand equity as demonstrated by the preservation of gross profit margins, revenues surpassing the $1.5 billion milestone for the first time, higher cashflow from operating activities with inventory under control and a strong balance sheet with a conservative gearing ratio of 16%, so I feel we are ready to participate in any recovery."

On a regional basis, reported sales in the Americas lifted 34.9% (up 12.1% in constant currency terms) to $836.8 million, primarily reflecting a nine-month contribution from the acquisition of DaKine.

Europe remained a standout performer, with reported sales lifting 23.4% to $388.0 million (up 9.3% in constant currency terms).

Reported sales in Australasia were also higher, lifting 7.6% (or 3.9% in constant currency terms) to $444.3 million, principally driven by strong growth in Asia and Japan.

Mr O'Neill said the Group was approaching the 2009-10 financial year with conservative expectations as it is difficult to build a potential recovery in retailer demand and consumer spending into the Group's forecasts.

In the absence of any further unforeseen, exceptional circumstances impacting the global boardsports market, the Group is forecasting reported NPAT to be flat for the 2009-10 financial year compared to the prior year. This is based on actual monthly average exchange rates for the month of July 2009 and an assumption of August exchange rates as the monthly average exchange rate for the remainder of the 2009-10 financial year, in particular a AUD/USD rate of 83 cents and a AUD/Euro rate of 58 cents. The forecast represents constant currency NPAT growth of approximately 5% when excluding the impairment charge from the prior year, or NPAT growth of approximately 10% when including the impairment charge from the prior year.

Directors declared a final ordinary dividend of 18 cents per share, franked to 50%. This takes the full year dividend to 45 cents per share, representing a full year payout ratio of 63.7% of NPAT, excluding the impairment charge.

MARIA MANNING
COMPANY SECRETARY









08 09

BILLABONG.

FULL YEAR RESULTS PRESENTATION

BILLABONG INTERNATIONAL LIMITED ABN 17 084 923 946

Presentation by Derek O'Neill
Billabong International's Chief Executive Officer

Following a year characterised by a significant contraction in global economic activity, Billabong International Limited today reported an operating net profit after tax (NPAT) of $160.2 million for the financial year ended 30 June 2009, with the result down 9.2% compared to $176.4 million in the prior corresponding year. After inclusion of a non-cash impairment charge on retail assets of $7.4 million post tax, reported NPAT was $152.8 million. In mid May 2009 the Company provided a forecast of expected reported operating NPAT in the range of $160 million to $165 million before impairment charges, with the forecast based on monthly average exchange rates in May and June of 75 cents for the AUD/USD and 55 cents for the AUD/Euro. The rapid appreciation in the AUD against the USD and, to some extent, the AUD against the Euro in the period following the provision of the revised forecast in mid May reduced reported operating NPAT from $163.1 million to $160.2 million, before impairment charges.

The result translates into earnings per share of 72.6 cents per share before impairment charges (down 11.2% from 81.8 cents per share) or 69.2 cents per share after impairment charges (down 15.4%), with the reduction reflecting the reduced profit result and a rise in the weighted average number of shares on issue following the recent equity raising and the introduction of the dividend reinvestment plan during the financial year.

Directors declared a final ordinary dividend of 18 cents per share, franked to 50%. This takes the full year dividend to 45 cents per share, representing a full year payout ratio of 63.7% of NPAT, excluding the impairment charge.

Group sales revenue of $1.67 billion represented a 23.9% increase on the prior year (or 9.1% higher in constant currency terms). The sales growth was amplified by acquisitions and the translation benefit from the relative weakness in the Australian dollar, primarily against the USD and the Euro, throughout much of the financial year. Excluding the acquisition of the DaKine business, Group sales were up 2.8% in constant currency terms.

Gross profit margins of 53.2% (54.9% previously) remained strong, with the easing primarily reflecting the impact of the challenging economic environment in the United States.

Group EBITDA and margins were particularly affected by the broad-based economic slowdown caused by the global financial crisis. Group EBITDA of $284.8 million fell 2.4% (down 13.9% in constant currency terms), while EBITDA margins reduced to 17.1% (from 21.7%), primarily reflecting the impact of a decline in revenues in the existing business, excluding acquisitions, particularly in the United States, combined with an increased contribution from lower margin territories and the acquired brands, predominantly DaKine.

Cash flow from operating activities rose strongly, up 14.7% to $175.7 million, reflecting the strong focus on cash and working capital management.

The Group's operations in the Americas were the most adversely impacted by the global economic slowdown, with softness in North America offset somewhat by a strong performance in South America. While reported sales surged 34.9% (up 12.1%

in constant currency terms) to $836.8 million, primarily reflecting a nine-month contribution from DaKine, reported EBITDA of $99.9 million was down 10.8% (down 28.0% in constant currency terms). Full-year EBITDA margins eased to 11.9% (from 18.1%).

Europe remained a standout performer, with reported sales revenue lifting 23.4% to $388.0 million (up 9.3% in constant currency terms) and reported EBITDA up 21.1% (up 5.7% in constant currency terms) to $82.4 million. EBITDA margins remained strong at 21.2% (from 21.6%).

The Group's Australasian business experienced reported sales revenue growth of 7.6% (up 3.9% in constant currency terms) to $444.3 million, while EBITDA declined 8.8% (down 10.6% in constant currency terms) to $100.4 million. EBITDA margins eased to 22.6% (from 26.7%), in part reflecting the continued growth and development of business in lower-margin non-Australian territories.

Company owned retail store performances around the world were mixed, with strong results in Australasia contrasted by weaker trading in the United States and parts of Europe. Overall, company owned retail contributed approximately 21% of Group revenue, with EBITDA margins of 10.2% significantly below prior year EBITDA margins of 18.0% primarily due to a marked decline in comparative store sales from October 2008 to the end of the financial year. Company owned store numbers at the close of the year totalled 335 (up from 306 stores at 31 December 2008), with the newly opened doors including shop-in-shop concepts in Europe and Asia.

Americas:

Reported Group sales revenue in the Americas lifted 34.9% to $836.8 million (from $620.5 million, or 12.1% higher in constant currency terms), primarily reflecting acquisitions and currency gains from the relative weakness of the Australian dollar compared to the US dollar for much of the financial year. Reported EBITDA of $99.9 million was down 10.8% (from $112.0 million, or 28.0% lower in constant currency terms), reflecting the impact of lower than expected sales volumes at both a wholesale level and within Company owned retail operations which resulted in a decline in full year EBITDA margins to 11.9% (from 18.1%). While ultimately below expectations, EBITDA margins showed some recovery to 13.1% in the second half, from 10.6% in the first half.

North America delivered double digit constant currency sales growth, primarily reflecting the inclusion of nine months of sales from DaKine following the acquisition of the business on 1 October 2008. Excluding the acquisitions of DaKine and Sector 9, as well as the Quiet Flight retail business which was acquired in June 2008, sales in North America were down approximately 13% in USD terms. The North American market, particularly the United States, was adversely impacted by an unprecedented slowdown in consumer spending beginning in the second quarter of the financial year. The slowdown triggered a wave of discounting throughout the US market as retailers and wholesalers sought to rebuild sales momentum and clear excess inventory. This exacerbated the short term impact on the Company as the Group chose to maintain its closely-managed pricing strategy as an investment into the long term integrity of its brands. In response to the difficult economic environment and the widespread availability of product, retailers also altered traditional ordering patterns and began buying closer to the season to minimise their own inventory risk. This further impacted the Group's wholesale business. The slowdown and pricing pressures continued into the third and fourth quarters, during which time the

Company responded to the conditions by reducing overheads. While there were encouraging signs at retail around the Easter holidays in April, conditions again deteriorated and were worse than previous expectations through May and June. The ongoing structural changes being made to the business, combined with the maintenance of brand equity through the downturn, have positioned the Company well to take advantage of any future return to a more normalised trading environment.

Similar macroeconomic conditions were experienced throughout the broader North America region which, combined with the weaker Canadian dollar relative to the USD, adversely impacted the region's results. However, the Group's South American operations performed very well, with sales in the region growing approximately 30% in constant currency terms and more than 35% in reported terms, on improving margins.

The difficult trading conditions in the Americas, particularly the United States, were felt by each of the brands, although they each competed well in response to their continued focus on product quality and maintenance of brand equity. The Billabong and Element brands experienced percentage sales declines in the mid teens in USD terms. However, these declines were somewhat less significant excluding business with retailer Pacific Sunwear. Nixon performed well, which was pleasing given its ongoing focus on product innovation. Sales of Von Zipper declined in a difficult market for eyewear, wetsuit brand Xcel continued to show good growth and both the Sector 9 skate longboard brand and the DaKine brand made strong initial contributions to the Group. Tigerlily was introduced into the US market late in the year and received an encouraging initial response from retailers.

The Group retained its disciplined distribution strategy, which focuses on the independent specialty retail channel and select mall-based chain retailers. The broad-based nature of the consumer slowdown in the United States saw both the specialty channel and chain retailers experience similar sales trends across the country. Most retailers in the boardsports sector indicated they had negative comparative store sales in the teen and low 20% range through most of the second half. As previously foreshadowed, sales to chain retailer Pacific Sunwear continued to decline and accounted for less than 10% of the Group's sales in the Americas. This followed the Group's reluctance to endorse Pacific Sunwear's shift into a value price driven retail offer. The Group's own retail network recorded good sales growth following a lift in stores numbers to 111 (from 97 at the half year), with half of the new doors added in South America.

Looking ahead, the Company anticipates a continuation of negative comparative store sales through the first quarter, although the size of the declines is expected to moderate. From the second quarter, the Company begins to cycle the prior year's lower sales levels so comparative store sales are expected to improve. The Group's overall inventory holding in the Americas was brought back to very manageable levels in the second half of the year and there is a growing expectation that retailers are likely to experience an inventory shortage in key categories leading into the holiday season in the second quarter of the 2009-10 financial year. While this is yet to translate into a return to traditional forward ordering patterns, the overhang of excess product in the retail channel had begun to dissipate by the close of the 2008-09 financial year. Storewide promotional activity throughout the boardsport retail channel is showing some signs of easing, although continued in-season discounting by some competitors may further delay any immediate return to traditional indent patterns.

Europe:

Europe maintained its strong momentum, with reported sales revenue lifting 23.4% to $388.0 million (from $314.4 million, or 9.3% higher in constant currency terms), with organic growth and currency translation benefits contributing to the reported rise. Reported EBITDA climbed 21.1% to $82.4 million (from $68.0 million, or 5.7% higher in constant currency terms). EBITDA margins remained strong at 21.2% (from 21.6%), with adverse currency impacts from the weakening British pound compared to the Euro offset by operational synergies and currency-related product purchasing benefits.

Germany and other central European countries were the standout territories, while Italy performed well through the year but softened a little in the latter part of the period. Eastern Europe performed well but some territories were impacted by significant shifts in currency which weakened retailer and consumer buying power. The difficult trading environment that has defined the United Kingdom retail market for some years remained largely unchanged but there were positive signs late in the second half of the financial year, while high unemployment levels in Spain resulted in a modest decline in Group sales in the territory. While the macroeconomic environment throughout the region was subdued and numerous economies officially were in recession, there were limited signs of the dramatic market deterioration that impacted the North America region.

Among the Group's brands, sales of Billabong remained steady, while Element, Von Zipper and Nixon all showed strong growth. The Company's own retail network in Europe grew to 81 doors (from 77 at the half year), with 25 of the total doors being low overhead shop-in-shop locations primarily in Spain. The primary contributor to the growth of the Company owned store base was the acquisition of the 2 Seasons retail business in the UK. The acquisition has brought new retail management experience into the Group and the Company is beginning to see improvements in its entire UK retail portfolio.

The decline of various European economies is tempering growth opportunities in some territories but the Company still anticipates solid ongoing sales growth, particularly given the conversion of a number of DaKine's European distributors into directly-controlled operations in the 2009-10 financial year. The Company has continued to realise market share gains within the core specialty retail channel and continues to see strong growth opportunities.

Retailers showed a level of caution late in the 2008-09 financial year due to erratic and generally cooler summer weather patterns. This was evident through repeat business in the spring and summer period. While the winter forward order book is strong on the back of a very good season in the prior year, it is expected that retailers will again show some caution in early orders for spring and summer 2010. Overall, the Company's brands remain in strong demand and continue to gain market share.

Australasia:

The ongoing development of the Group's business in the Australasian region contributed to a 7.6% increase in reported sales revenue to $444.3 million (from $412.7 million, or 3.9% higher in constant currency terms). Reported EBITDA eased 8.8% to $100.4 million (from $110.1 million, or 10.6% lower in constant currency terms), reflecting lower EBITDA margins in Australia, combined with growing contributions from lower margin territories outside Australia, which contributed to an easing in EBITDA margins to 22.6% (from 26.7%). EBITDA margins in Australia eased in the second half in part reflecting weaker product purchase hedge rates compared to the prior year.

Group sales in Australia remained steady, despite some retailers exercising caution and de-stocking their stores. Overall, the Australian retail environment remained resilient through the year, although it is difficult to separate sustainable underlying demand from spending supported by the Federal Government's economic stimulus packages. There was strong constant currency sales growth in all Asian territories, while New Zealand and South Africa experienced more modest growth.

The performance of each of the brands was generally reflective of trends in individual regional economies, although Nixon experienced good growth and Tigerlily performed very strongly in Australia. Billabong and Element were recognised as leading brands within their target market, with both placing highly in the Australian results of a global youth survey.

Retailers remained cautious through the year in anticipation of a sharp slowdown in demand along the lines of that experienced in the United States. However, this did not materialise and retailers generally ended the period in a clean inventory position. Within the Company's own retail network, sales were strong. The number of company owned doors in the region grew to 143 stores (from 132 at the half year) and comprised standalone retail doors as well as shop-in-shops in emerging Asian territories. The vast majority of the region's own retail network is in areas outside of Australia, with Asia providing the primary growth opportunities.

The Australasian region ended the year with good momentum and confidence is beginning to return in most territories. Forward orders in Australia are flat to slightly down, but early repeat business has been very good. It is anticipated forward orders will begin to lift again through 2009-10 as retailers seek to minimise the risk of in-season product shortages. Elsewhere in the region, the Group's business in Japan slowed in the last quarter of 2008-09 and the early part of the new financial year after being particularly resilient through the depth of the country's recession. Strong sales and profit growth is expected through the balance of Asia on the back of further growth in the account base. New Zealand's performance was satisfactory through the year, while business in South Africa remains difficult, particularly given the large fluctuations in the South African Rand and the resultant impact on product pricing.

Summary and Outlook:

The Company completed the 2008-09 financial year in a relatively strong position, particularly given the series of unprecedented shocks to the global economy and the resultant extreme volatility in exchange rates. Together, these presented enormous challenges in forecasting the expected financial performance of the business. Ultimately, the Group recorded a decline in profit in the 2008-09 financial year which, while uncharacteristic for a company with a strong historical growth profile, was reflective of the trading climate.

Highlights for the Company included the protection of brand equity as demonstrated by the preservation of gross profit margins, revenues surpassing the $1.5 billion milestone for the first time, the implementation of ongoing structural changes with a focus on global overhead and higher cashflow from operating activities, with inventory under control.

The Company also undertook significant measures to ensure the ongoing strength of its overall financial position. In June 2009 the Group successfully completed an accelerated, non-renounceable, pro-rata entitlement offer to shareholders. The offer, which closed oversubscribed, raised approximately $291 million. Proceeds from the offer were used to pay down existing debt and further strengthen the Company's balance sheet. As at 30 June 2009, the Company has a conservative gearing ratio of 16%.

Following the close of the financial year, the Group also rolled over several of its financing facilities. The first tranche of the Group's existing US$534 million unsecured, multi-currency, syndicated facility, which was due to roll over on or prior to 1 July 2010, has now been extended to 1 July 2012 and reduced from US$266.75 million to US$216.75 million. The second tranche of this syndicated facility remains unchanged, with a roll over of this facility being required on or prior to 1 July 2011. Separately, the Group also received approval for the extension of its existing US$100 million unsecured, multi-currency, drawdown facility to 1 July 2012, which was due to roll over on or prior to 17 July 2010.

Looking to the 2009-10 financial year, the business is generally well positioned. Forward orders remain solid in Europe and reasonably static in Australasia. The US is experiencing lower initial forward orders, but there are early signs of emerging product shortages in some fashion-driven categories and discounting at retail is more sporadic rather than widespread throughout stores.

Overall, the current level of business is encouraging but it is difficult to build a recovery in retailer demand and consumer spending into the Group's forecasts at this time. Therefore, the Group enters the 2009-10 financial year with conservative expectations. In the absence of any further unforeseen, exceptional circumstances impacting the global boardsports market, the Group is forecasting reported NPAT to be flat for the 2009-10 financial year compared to the prior year. This is based on actual monthly average exchange rates for the month of July 2009 and an assumption of August exchange rates as the monthly average exchange rate for the remainder of the 2009-10 financial year, in particular a AUD/USD rate of 83 cents and a AUD/Euro rate of 58 cents. The forecast represents constant currency NPAT growth of approximately 5% when excluding the impairment charge from the prior year, or NPAT growth of approximately 10% when including the impairment charge from the prior year.

BILLABONG.

Presentation by Craig White
Billabong International's Chief Financial Officer

The following commentary should be read in conjunction with the attached tables.

Table 1: Consolidated Results

- As previously foreshadowed, reported operating net profit after tax (NPAT) of $160.2 million (excluding a $7.4 million post-tax impairment charge relating to the Group's impaired retail store assets in various countries, but predominately in the United Kingdom and the United States) represents a decrease of 9.2% over the prior year. Including this impairment charge, reported NPAT decreased 13.3% to $152.8 million. In constant currency terms, NPAT decreased by 22.6% over the prior year excluding the impairment charge and 26.2% including the impairment charge.

  The components of this result include:

  - Reported sales revenue of $1,669.1 million, excluding third party royalties, represents a 23.9% increase over the prior year. Constant currency sales revenue growth over the prior year was 9.1%.

  - The Group's gross margin remained strong at 53.2% compared to the prior year's 54.9%. The 1.7% gross margin decrease reflects a combination of various factors including stronger purchase hedge rates achieved in Australia and Europe offset by higher product sourcing costs, higher levels of promotional activity in the United States in the current challenging trading environment, together with the dilutionary impact of the acquisitions of DaKine and Sector 9 whose gross margins are lower due to the extensive use of third party distributors.

  - Reported Group EBITDA of $284.8 million, represents a slight decrease of 2.4% compared to the prior year, principally reflecting the current challenging trading environment, particularly in the United States. In constant currency terms EBITDA decreased 13.9% compared to the prior year.

  - The Group's EBITDA margin of 17.1% is 4.6% lower than that for the prior year of 21.7%, driven by segment mix with strong reported EBITDA growth and consistent strong EBITDA margins in Europe offset by lower margins in the Americas and, to a lesser extent, Australasia.

  - Excluding the impairment charge, earnings per share was 72.6 cents, a decrease of 11.2% over the prior year (81.8 cents). Including the impairment charge, earnings per share was 69.2 cents, a decrease of 15.4% over the prior year. This reduction reflects the reduced profit result and a rise in the weighted average number of shares on issue following the recent equity raising and the introduction of the dividend reinvestment plan during the financial year.

  - Return on average equity was 15.5% (2008: 22.7%).

Table 2: Depreciation, Amortisation, Impairment Charge, Interest Expense and Tax Expense

- Reported depreciation and amortisation expense increased by 40.1% (22.7% in constant currency terms) to $38.1 million principally due to acquisitions, including DaKine, Sector 9, Quiet Flight and Two Seasons (a 15 store retail business in the United Kingdom), combined with organic retail store expansion.

- The pre-tax impairment charge of $9.5 million reflects management's best estimate of the charge required as at 30 June 2009 in relation to the Group's impaired retail store assets in various countries but predominately the United Kingdom and the United States.

- Reported net interest expense increased 62.6% (43.6% in constant currency terms) to $31.2 million driven by the capital expenditure requirements for acquisitions and organic retail store expansion, together with increased working capital requirements to support both organic growth as well as acquired businesses.

- The income tax expense for the year is $53.2 million (2008: $69.3 million), an effective tax rate of 25.8% (2008: 28.2%) reflecting in part the increasing impact of net exempt income from branch operations, in particular GSM (Europe) Pty Ltd, consistent with the Group's changing segment mix, together with several one-off prior year tax adjustments. Adjusting for these one-off prior year tax adjustments, the effective tax rate would have been approximately 28%.

  In addition to the bilateral Advanced Pricing Agreement the Group has in place with both the Australian Tax Office and the United States Internal Revenue Service, on 2 July 2009 a unilateral Advanced Pricing Agreement was entered into with the French Taxation Authority in France in relation to the royalty rate used by GSM (Europe) Pty Ltd for the right to use certain Group brands and trademarks. This agreement will cover the period 1 July 2006 to 30 June 2011 and provides certainty for the Group in respect of royalties being paid in accordance with French transfer pricing rules and regulations.

Table 3: Balance Sheet

- Working capital (including factored receivables) at $441.0 million represents 28.1% as a percentage of the prior twelve months' sales stated at year end exchange rates, being a 2.5% increase over the prior year, or a 19.4% increase in absolute dollars compared to revenue growth of 9.1% in constant currency terms, in part reflecting the impact of the acquisition of DaKine for which only nine months of sales were included in the financial year following the acquisition. Excluding the acquisition of DaKine, working capital represents 27.0% as a percentage of the prior twelve months' sales stated at year end exchange rates, being a 1.4% increase over the prior year, or a 8.8% increase in absolute dollars compared to revenue growth of 3.3% in constant currency terms.

- This working capital result represents a significant improvement on the Group's half year working capital position and in particular reflects the impact of strategies adopted by management to return inventory to more normal levels, with inventory excluding DaKine growing by 4.7% compared to revenue growth of 3.3% in constant currency terms.

- The doubtful debts provision at $23.1 million is considered to be conservative and should be sufficient to meet the Group's requirements.

- Net debt decreased 36.6% to $225.0 million taking into account the proceeds received from the entitlement offer noted below, with a conservative gearing ratio (net debt to net debt plus equity) of 16.0% (2008: 30.9%).

- Interest cover remains strong at 7.1 times (2008: 11.1 times).

- On 17 July 2008 a new AUD600 million unsecured, multi-currency, syndicated facility was entered into by the Group to replace the previous AUD515 million secured facilities and to provide additional liquidity to the Group. The new facility was structured on an unsecured basis with two and three year tranches of AUD300 million each. Consistent with the Group's capital risk management strategy, on 16 October 2008 the Group converted this facility into a USD533.5 million facility to minimise the volatility in the Group's financing facilities due to movements in the AUD/USD exchange rate. The two year tranche under this facility, which was due for roll-over on or prior to 1 July 2010, was extended to 1 July 2012 on 11 August 2009 and the facility balance relating to this tranche was reduced from USD266.75 million to USD216.75 million. The three year tranche under this facility is due for roll-over on or prior to 1 July 2011.

- On 21 July 2008 a new AUD100 million unsecured, multi-currency, drawdown facility was entered into by the Group, replacing the previous secured facility for the same amount. On 22 December 2008 the Group converted this facility into a USD100 million facility to further minimise the volatility in the Group's financing facilities due to movements in the AUD/USD exchange rate. This new facility, which was due for roll-over on or prior to 17 July 2010, was extended to 1 July 2012 on 30 July 2009, subject to finalisation of formal documentation with the facility provider.

- In May 2009, the Company invited institutional and retail shareholders to participate in accelerated, non-renounceable, pro-rata entitlement offers to subscribe for 2 new ordinary shares for every 11 existing ordinary shares held at an issue price of $7.50 per share. Each offer was fully underwritten by Goldman Sachs JBWere. Details of these offers are as follows:
    - The institutional entitlement offer was made on 18 May 2009 with shares issued on and ranking for dividends after 29 May 2009. As a result, 30.6 million new shares were issued, resulting in cash proceeds of $229.2 million.
    - The retail entitlement offer was made on 25 May 2009 with shares issued on and ranking for dividends after 19 June 2009. As a result, 8.2 million new shares were issued, resulting in cash proceeds of $61.6 million.

  In total the entitlement offer raised cash proceeds of $290.8 million, before transaction costs.

- The Dividend Reinvestment Plan (DRP) was approved by the Directors on 21 August 2008. In the financial year ended 30 June 2009, the DRP was offered to ordinary shareholders for the first time and provided the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value less 2.5%. For the final dividend to be paid on 23 October 2009, the DRP is optional and offers ordinary shareholders the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP in respect of the 2009 final dividend at any time prior to the record date of 25 September 2009. The DRP was underwritten to 50% of the 2008 final dividend by Goldman Sachs JBWere and was also underwritten to 50% of the 2009 interim dividend by Goldman Sachs JBWere. The DRP in relation to the 2009 final dividend is not underwritten.

  The terms of the DRP may be varied for future dividends beyond the final dividend for the year ended 30 June 2009.

- The unfranked portion of the final ordinary dividend to be paid on 23 October 2009 is declared to be conduit foreign income. Australian dividend withholding tax is not payable by non-resident shareholders on the unfranked portion of the dividend sourced from conduit foreign income.

Table 4: Cash Flow Statement

- Cash flow from operations of $175.7 million represents a strong increase of 14.7% over the prior year period driven by both higher net cash receipts and the timing of income tax payments in the prior year offset by higher finance cost payments. Net cash receipts of $258.6 million are 11.7% higher than the prior year period.

- Cash outflow from investing activities of $215.2 million was in accordance with expectations and includes the acquisitions of DaKine, Sector 9 and Two Seasons, together with general investment in owned retail globally.

The following tables should be read in conjunction with the presentation by Billabong's Chief Executive Officer and presentation by Billabong's Chief Financial Officer as set out in the Full Year Results Summary.

CONSOLIDATED RESULTS

Table: 1
Consolidated Results

	2009 $m	2008 $m	2009 Change %
Results as Reported (AUD)			
• Sales Revenue[1]	1,669.1	1,347.6	23.9
• EBITDA	284.8	292.0	(2.4)
• EBITDA Margin	17.1%	21.7%	
• NPAT (pre-impairment charge)	160.2	176.4	(9.2)
• NPAT (post-impairment charge)	152.8	176.4	(13.3)
• Earnings per Share (pre-impairment charge)	72.6c	81.8c	(11.2)
• Earnings per Share (post-impairment charge)	69.2c	81.8c	(15.4)
• Return on Equity	15.5%	22.7%	
Results in Constant Currency (AUD)			
• Sales Revenue* [1]	1,669.1	1,529.2	9.1
• EBITDA*	284.8	330.9	(13.9)

* 2008 results have been adjusted assuming local currencies were translated at the same rates as for 2009

[1] Excluding third party royalties.

1

BILLABONG.

Table 2: Depreciation, Amortisation, Impairment Charge, Interest Expense and Tax Expense

	2009 $m	2008 $m	2009 Change %
Depreciation	37.6	27.1	38.8
Amortisation	0.5	0.1	390.5
Impairment Charge	9.5	0.0	n/a
Net Interest Expense	31.2	19.2	62.6
Tax Expense	53.2	69.3	(23.2)

2

Table 3: Balance Sheet

	2009 $m	2008 $m	2009 Change %
Working Capital in Constant Currency (AUD)			
Receivables (inc factored receivables)	405.2	333.8	
Inventory	253.7	224.9	
Creditors	(217.9)	(189.3)	
	441.0	369.4	19.4
Gearing Levels			
Borrowings (net)	225.0	354.8	(36.6)
Gearing Ratio (Net Debt/Net Debt + Equity)	16.0%	30.9%	
Interest Cover	7.1 times	11.1 times	

3

BILLABONG.

Table 4:
Cash Flow Statement

	2009 $m	2008 $m	2009 Change %
Net Cash Inflow from Operating Activities	175.7	153.2	14.7
Payment for Purchase of Subsidiaries, net of Cash Acquired	(143.8)	(90.7)	
Net Payments for Plant and Equipment	(65.2)	(52.9)	
Payments for Intangibles	(6.2)	(3.2)	
Net Cash Outflow from Investing Activities	(215.2)	(146.8)	
Proceeds from Issues of Shares, net of Transaction Costs	316.9	0.1	
Payments for Treasury Shares held in Employee Share Plan Trusts	(7.2)	(10.8)	
Net Proceeds from Borrowings	32.3	141.3	
Dividends Paid	(92.2)	(112.0)	
Net Cash Inflow from Financing Activities	249.8	18.6	
Net Movement in Cash Held	210.3	25.0	

4

BILLABONG

SEGMENT & BRAND RESULTS

Americas Segment

	2009 $m	2008 $m	2009 Change %
Results as Reported (AUD)			
• Sales Revenue	836.8	620.5	34.9
• EBITDA	99.9	112.0	(10.8)
• EBITDA Margin	11.9%	18.1%	
Results in Constant Currency (AUD)			
• Sales Revenue	836.8	746.4	12.1
• EBITDA	99.9	138.8	(28.0)

5

European Segment

	2009 $m	2008 $m	2009 Change %
Results as Reported (AUD)			
• Sales Revenue	388.0	314.4	23.4
• EBITDA	82.4	68.0	21.1
• EBITDA Margin	21.2%	21.6%	
Results in Constant Currency (AUD)			
• Sales Revenue	388.0	355.1	9.3
• EBITDA	82.4	77.9	5.7

6

BILLABONG.

Australasian Segment

	2009 $m	2008 $m	2009 Change %
Results as Reported (AUD)			
• Sales Revenue	444.3	412.7	7.6
• EBITDA	100.4	110.1	(8.8)
• EBITDA Margin	22.6%	26.7%	
Results in Constant Currency (AUD)			
• Sales Revenue	444.3	427.7	3.9
• EBITDA	100.4	112.3	(10.6)

7

Note:

Segment Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) excludes inter-company royalties and sourcing fees and includes an allocation of head office corporate overhead costs (including international advertising and promotion costs). Consistent with prior reporting periods corporate overhead costs have been allocated to each segment based on each segment's sales as a proportion of Group sales.

2009 FX Impacts

- **The current policy of hedging purchases, but not profit translation, remains unchanged.**
- **The short term impact of currency movements on the 2009 full year result (profit translation) is as follows:**

1 cent increase in the average monthly rate for the AUD against the

USD = decrease NPAT by 0.3%
EURO = decrease NPAT by 0.9%

8

8

Billabong International Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

ASX ANNOUNCEMENT

OUTLOOK AND GUIDANCE CLARIFICATION

GOLD COAST, 21 AUGUST 2009: Billabong International Limited today announced its financial results for the financial year ended 30 June 2009. The results announcement contained an outlook statement that included profit guidance for the 2009-10 financial year. For clarification purposes, the outlook statement is repeated below with the addition of the underlined words.

In the absence of any further unforeseen, exceptional circumstances impacting the global boardsports market, the Group is forecasting reported NPAT to be flat for the 2009-10 financial year compared to the prior year of $160.2 million excluding impairment charges. This is based on actual monthly average exchange rates for the month of July 2009 and an assumption of August exchange rates as the monthly average exchange rate for the remainder of the 2009-10 financial year, in particular a AUD/USD rate of 83 cents and a AUD/Euro rate of 58 cents. The forecast represents constant currency NPAT growth of approximately 5% when excluding the impairment charge from the prior year, or constant currency NPAT growth of approximately 10% when including the impairment charge from the prior year.

MARIA MANNING
COMPANY SECRETARY

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme BILLABONG INTERNATIONAL LIMITED

ACN/ARSN 084 923 946

1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _21_ /_08_ /_2009_

The previous notice was given to the company on _27_ /_04_ /_2009_

The previous notice was dated _24_ /_04_ /_2009_

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
	Refer to Annexure 2				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme as follows:

Name and ACN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services Australia Pty Limited ACF PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF PIML (Select Investments) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001
ALL 'PIAEA' CODES	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Equity Analyst Fund Account Code: PIAEAP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australian Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Australia Share Fund Account Code PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Investor Choice Australian Asset Group Account Code PIICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Investor Choice Industrial Asset Group Account Code PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Investor Choice Smaller Asset Group Account Code. PISSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services Australia Pty Limited Account Code PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Independent Australian Share Fund Account Code PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Independent Australian Share Fund Account Code PIBIAS GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services Australia Pty Limited Account Code PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services Australia Pty Limited Account Code PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF Perpetual Equity Alpha Fund Account code PIEATF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIRAF	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Resource Fund Account code PIRAF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <BKPIOTH A/C> GPO Box 5430 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF Perpetual Wholesale Geared Australian Share Fund Account code PIWGAF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Dexia Investor Services Australia Pty Limited ACF PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual JF Wholesale Prop Income Fund Account Code PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF Perpetual QI Market Neutral Fund Account code PIWQMN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000

PIWSPF	UBS Nominee Pty Ltd ACF Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF Perpetual QI Long Short Fund Account code PIWQLS RBC Dexia investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual's Industrial Share Fund One Account Code PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISFJ	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PMISFJ A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services Australia Pty Limited ATF Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Wholesale Smaller Companies (M) Account Code PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Wholesale Smaller Companies (S) Account Code PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Wholesael Ethical Fund Account Code PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services Australia Pty Limited ATF Perpetual James Fielding Wholesale Property Securities Fund Account Code PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Dexia Investor Services Australia Pty Limited ACF Perpetual Wholesale Smaller Co Fund Account Code PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services Australia Pty Limited ACF PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited ACF PIML (Select Super) RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF IOOF Account Account Code PIAMC RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF Australian Retirement Fund Account Code PIARF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF Commonwealth Aust Shares Fund 4 Account Code:PICISF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation Account Code PINSWT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P O Box R209 Royal Exchange Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF Australian Capital Territory Treasury Account Code PIACT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PICATS	RBC Dexia Investor Services Australia Pty Limited ACF Catholic Superannuation Fund Account Code PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C COPMUT/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF EFM Australian Share Fund 6 Account Code PIEFM6 RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P O Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF Fiji National Provident Fund Account Code PIFIJI RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services Australia Pty Limited ACF HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	Permanent Trustees Australia Ltd ACF PI United Sector Leaders Property Fund Account Code SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services Australia Pty Limited ACF SAS Trustee Corporation Account Code: PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF Commonwealth Property Fund 3 Account Code PICPSF RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF Frank Russell Investment Management Account Code PIMFR RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF Host - Plus Pty Ltd Account Code PIHOST RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code PTPML RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited ACF Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code PTPNOM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code PTPAL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code PTPAN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code PTPCO RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code PTPGEN RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P T A Nominees Limited ATF Perpetual Trustees Nominees Limited Account Code PTPNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code PTPQLD RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code PTNM RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code PTPWA RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services Australia Pty Limited AFT Quantitative Investments TE 2 Equity Fund Account Code PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services Australia Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF SMF Funds Management <SMF 0013> Account Code. PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF Telstra Superannuation Pty Limited Account Code PITEL RBC Dexia Investor Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value	Price	AsAtDate
PIEFM6	BBG	15,867	123,471	$ 7.78	28/05/2009
PIEFM6	BBG	16,089	126,413	$ 7.86	29/05/2009
PIEFM6	BBG	12,710	99,774	$ 7.50	01/06/2009
PIEFM6	BBG	- 23,694	- 193,405	$ 8.16	22/06/2009
PIEFM6	BBG	1,336	10,020	$ 7.50	23/06/2009
PIEFM6	BBG	- 6,647	- 60,934	$ 9.17	05/08/2009
PIEFM6	BBG	- 16,420	- 157,548	$ 9.59	10/08/2009
PIEFM6	BBG	- 16,286	- 171,563	$ 10.53	18/08/2009
PMISF	BBG	138,579	1,078,366	$ 7.78	28/05/2009
PMISF	BBG	139,027	1,092,349	$ 7.86	29/05/2009
PMISF	BBG	110,133	864,544	$ 7.50	01/06/2009
PMISF	BBG	- 209,915	- 1,713,452	$ 8.16	22/06/2009
PMISF	BBG	11,580	86,850	$ 7.50	23/06/2009
PMISF	BBG	- 74,593	- 683,809	$ 9.17	05/08/2009
PMISF	BBG	- 138,413	- 1,328,059	$ 9.59	10/08/2009
PMISF	BBG	- 136,477	- 1,437,703	$ 10.53	18/08/2009
PISINP	BBG	20,213	157,289	$ 7.78	28/05/2009
PISINP	BBG	19,908	156,419	$ 7.86	29/05/2009
PISINP	BBG	15,618	122,601	$ 7.50	01/06/2009
PISINP	BBG	- 29,762	- 242,935	$ 8.16	22/06/2009
PISINP	BBG	1,642	12,315	$ 7.50	23/06/2009
PISINP	BBG	- 8,906	- 81,643	$ 9.17	05/08/2009
PISINP	BBG	- 20,133	- 193,174	$ 9.59	10/08/2009
PISINP	BBG	- 19,853	- 209,139	$ 10.53	18/08/2009
CBAISF	BBG	25,341	197,194	$ 7.78	28/05/2009
CBAISF	BBG	24,976	196,239	$ 7.86	29/05/2009
CBAISF	BBG	19,757	155,092	$ 7.50	01/06/2009
CBAISF	BBG	- 36,629	- 298,988	$ 8.16	22/06/2009
CBAISF	BBG	2,077	15,578	$ 7.50	23/06/2009
CBAISF	BBG	- 9,854	- 90,334	$ 9.17	05/08/2009
CBAISF	BBG	- 25,034	- 240,199	$ 9.59	10/08/2009
CBAISF	BBG	2,573	26,003	$ 10.11	17/08/2009
CBAISF	BBG	- 27,384	- 288,474	$ 10.53	18/08/2009
PMCBUS	BBG	- 16,148	- 151,601	$ 9.39	28/04/2009
PMCBUS	BBG	- 24,823	- 248,478	$ 10.01	29/04/2009
PMCBUS	BBG	- 2,979	- 29,046	$ 9.75	29/04/2009
PMCBUS	BBG	- 24,010	- 252,309	$ 10.51	30/04/2009
PMCBUS	BBG	- 5,336	- 56,241	$ 10.54	30/04/2009
PMCBUS	BBG	- 14,729	- 163,352	$ 11.09	04/05/2009
PMCBUS	BBG	- 26,125	- 284,308	$ 10.88	05/05/2009
PMCBUS	BBG	- 3,423	- 37,174	$ 10.86	06/05/2009
PMCBUS	BBG	- 7,066	- 76,746	$ 10.86	06/05/2009
PMCBUS	BBG	- 10,642	- 114,263	$ 10.74	06/05/2009
PMCBUS	BBG	50,131	513,843	$ 10.25	08/05/2009
PMCBUS	BBG	16,958	170,428	$ 10.05	11/05/2009
PMCBUS	BBG	94,206	955,786	$ 10.15	11/05/2009

PMCBUS	BBG	-	9,951	-	105,574	$	10.61	13/05/2009
PMCBUS	BBG	-	79,800	-	681,380	$	8.54	22/05/2009
PMCBUS	BBG	-	61,088	-	520,800	$	8.53	25/05/2009
PMCBUS	BBG	-	21,436	-	179,276	$	8.36	26/05/2009
PMCBUS	BBG	-	34,977	-	272,177	$	7.78	28/05/2009
PMCBUS	BBG	-	34,638	-	272,154	$	7.86	29/05/2009
PMCBUS	BBG		301,055		2,363,282	$	7.50	01/06/2009
PMCBUS	BBG	-	17,852	-	152,351	$	8.53	03/06/2009
PMCBUS	BBG		29,310		219,825	$	7.50	23/06/2009
PMCBUS	BBG		11,410		92,099	$	8.07	23/06/2009
PMCBUS	BBG		10,850		92,070	$	8.49	29/06/2009
PMCBUS	BBG		261,417		2,264,446	$	8.66	30/06/2009
PMCBUS	BBG		16,827		145,678	$	8.66	30/06/2009
PMCBUS	BBG		34,314		295,080	$	8.60	02/07/2009
PMCBUS	BBG	-	30,731	-	261,714	$	8.52	24/07/2009
PMCBUS	BBG	-	7,062	-	67,371	$	9.54	28/07/2009
PMCBUS	BBG	-	13,387	-	125,606	$	9.38	28/07/2009
PMCBUS	BBG	-	26,187	-	241,444	$	9.22	29/07/2009
PMCBUS	BBG		15,291		139,913	$	9.15	04/08/2009
PMCBUS	BBG	-	31,681	-	317,548	$	10.02	13/08/2009
PMCBUS	BBG	-	21,120	-	210,463	$	9.97	13/08/2009
PMCBUS	BBG	-	24,406	-	254,088	$	10.41	14/08/2009
PMCBUS	BBG	-	5,018	-	51,685	$	10.30	17/08/2009
PMCBUS	BBG	-	39,358	-	413,759	$	10.51	18/08/2009
PMCBUS	BBG	-	2,243	-	23,580	$	10.51	18/08/2009
PMCBUS	BBG	-	95,372	-	912,519	$	9.57	21/08/2009
PCAEPR	BBG	-	4,242	-	39,825	$	9.39	28/04/2009
PCAEPR	BBG	-	7,222	-	72,292	$	10.01	29/04/2009
PCAEPR	BBG	-	867	-	8,453	$	9.75	29/04/2009
PCAEPR	BBG	-	1,548	-	16,316	$	10.54	30/04/2009
PCAEPR	BBG	-	6,968	-	73,223	$	10.51	30/04/2009
PCAEPR	BBG	-	4,267	-	47,323	$	11.09	04/05/2009
PCAEPR	BBG	-	7,605	-	82,762	$	10.88	05/05/2009
PCAEPR	BBG	-	2,046	-	22,222	$	10.86	06/05/2009
PCAEPR	BBG	-	991	-	10,762	$	10.86	06/05/2009
PCAEPR	BBG	-	3,082	-	33,091	$	10.74	06/05/2009
PCAEPR	BBG		14,715		150,829	$	10.25	08/05/2009
PCAEPR	BBG		4,938		49,627	$	10.05	11/05/2009
PCAEPR	BBG		27,433		278,327	$	10.15	11/05/2009
PCAEPR	BBG	-	3,064	-	32,507	$	10.61	13/05/2009
PCAEPR	BBG	-	35,602	-	304,874	$	8.56	20/05/2009
PCAEPR	BBG	-	5,382	-	45,884	$	8.53	25/05/2009
PCAEPR	BBG	-	6,165	-	51,560	$	8.36	26/05/2009
PCAEPR	BBG	-	10,262	-	79,855	$	7.78	28/05/2009
PCAEPR	BBG	-	10,035	-	78,846	$	7.86	29/05/2009
PCAEPR	BBG		87,274		685,101	$	7.50	01/06/2009
PCAEPR	BBG	-	12,219	-	104,085	$	8.52	03/06/2009
PCAEPR	BBG	-	4,638	-	39,581	$	8.53	03/06/2009
PCAEPR	BBG		8,497		63,728	$	7.50	23/06/2009
PCAEPR	BBG		3,087		24,918	$	8.07	23/06/2009
PCAEPR	BBG		3,059		25,958	$	8.49	29/06/2009
PCAEPR	BBG		77,990		675,565	$	8.66	30/06/2009

PCAEPR	BBG		5,020		43,460	$	8.66	30/06/2009
PCAEPR	BBG		5,254		45,181	$	8.60	02/07/2009
PCAEPR	BBG		71,061		576,305	$	8.11	21/07/2009
PCAEPR	BBG	-	2,462	-	23,487	$	9.54	28/07/2009
PCAEPR	BBG	-	4,668	-	43,798	$	9.38	28/07/2009
PCAEPR	BBG	-	8,521	-	78,564	$	9.22	29/07/2009
PCAEPR	BBG		22,586		206,662	$	9.15	04/08/2009
PCAEPR	BBG	-	7,032	-	70,075	$	9.97	13/08/2009
PCAEPR	BBG	-	10,547	-	105,716	$	10.02	13/08/2009
PCAEPR	BBG	-	8,162	-	84,974	$	10.41	14/08/2009
PCAEPR	BBG	-	5,437	-	57,158	$	10.51	18/08/2009
PCAEPR	BBG	-	8,641	-	90,841	$	10.51	18/08/2009
PCAEPR	BBG	-	27,946	-	267,387	$	9.57	21/08/2009
NSWTC	BBG	-	34,241	-	321,588	$	9.39	27/04/2009
NSWTC	BBG	-	7,334	-	68,853	$	9.39	28/04/2009
NSWTC	BBG	-	9,182	-	91,911	$	10.01	29/04/2009
NSWTC	BBG	-	1,102	-	10,745	$	9.75	29/04/2009
NSWTC	BBG	-	1,428	-	15,051	$	10.54	30/04/2009
NSWTC	BBG	-	6,426	-	67,528	$	10.51	30/04/2009
NSWTC	BBG	-	4,170	-	46,247	$	11.09	04/05/2009
NSWTC	BBG	-	10,158	-	110,545	$	10.88	05/05/2009
NSWTC	BBG	-	2,282	-	24,785	$	10.86	06/05/2009
NSWTC	BBG	-	1,105	-	12,000	$	10.86	06/05/2009
NSWTC	BBG	-	3,436	-	36,891	$	10.74	06/05/2009
NSWTC	BBG		13,326		136,592	$	10.25	08/05/2009
NSWTC	BBG		3,988		40,079	$	10.05	11/05/2009
NSWTC	BBG		22,157		224,798	$	10.15	11/05/2009
NSWTC	BBG	-	8,247	-	84,394	$	10.23	12/05/2009
NSWTC	BBG	-	19,648	-	168,250	$	8.56	20/05/2009
NSWTC	BBG	-	12,920	-	110,319	$	8.54	22/05/2009
NSWTC	BBG	-	7,727	-	65,877	$	8.53	25/05/2009
NSWTC	BBG		76,614		601,420	$	7.50	01/06/2009
NSWTC	BBG		7,459		55,943	$	7.50	23/06/2009
NSWTC	BBG		8,361		67,486	$	8.07	23/06/2009
NSWTC	BBG	-	442,311	-	3,831,386	$	8.66	30/06/2009
NSWTC	BBG		6,226		53,541	$	8.60	02/07/2009
NSWTC	BBG		41,598		351,420	$	8.45	03/07/2009
NSWTC	BBG	-	2,580	-	24,613	$	9.54	28/07/2009
NSWTC	BBG	-	4,891	-	45,891	$	9.38	28/07/2009
NSWTC	BBG	-	1,887	-	17,719	$	9.39	28/07/2009
NSWTC	BBG		13,033		119,252	$	9.15	04/08/2009
NSWTC	BBG		53,557		492,034	$	9.19	06/08/2009
NSWTC	BBG		154,511		1,413,868	$	9.15	06/08/2009
NSWTC	BBG		250,000		2,297,350	$	9.19	07/08/2009
NSWTC	BBG		132,318		1,270,253	$	9.60	12/08/2009
PMSTA	BBG	-	22,583	-	212,014	$	9.39	28/04/2009
PMSTA	BBG	-	38,597	-	386,356	$	10.01	29/04/2009
PMSTA	BBG	-	4,631	-	45,153	$	9.75	29/04/2009
PMSTA	BBG	-	8,244	-	86,892	$	10.54	30/04/2009
PMSTA	BBG	-	37,100	-	389,865	$	10.51	30/04/2009
PMSTA	BBG	-	22,537	-	249,947	$	11.09	04/05/2009
PMSTA	BBG	-	40,568	-	441,485	$	10.88	05/05/2009

PMSTA	BBG	-	10,850	-	117,845	$	10.86	06/05/2009
PMSTA	BBG	-	5,256	-	57,080	$	10.86	06/05/2009
PMSTA	BBG	-	16,341	-	175,453	$	10.74	06/05/2009
PMSTA	BBG		78,930		809,033	$	10.25	08/05/2009
PMSTA	BBG		26,351		264,828	$	10.05	11/05/2009
PMSTA	BBG		146,392		1,485,249	$	10.15	11/05/2009
PMSTA	BBG	-	16,880	-	179,087	$	10.61	13/05/2009
PMSTA	BBG	-	166,352	-	1,424,539	$	8.56	20/05/2009
PMSTA	BBG	-	53,804	-	458,701	$	8.53	25/05/2009
PMSTA	BBG	-	33,074	-	276,608	$	8.36	26/05/2009
PMSTA	BBG	-	54,512	-	424,191	$	7.78	28/05/2009
PMSTA	BBG	-	53,409	-	419,640	$	7.86	29/05/2009
PMSTA	BBG		464,921		3,649,630	$	7.50	01/06/2009
PMSTA	BBG	-	27,164	-	231,820	$	8.53	03/06/2009
PMSTA	BBG		45,263		339,473	$	7.50	23/06/2009
PMSTA	BBG		18,206		146,955	$	8.07	23/06/2009
PMSTA	BBG		16,715		141,838	$	8.49	29/06/2009
PMSTA	BBG		28,064		242,961	$	8.66	30/06/2009
PMSTA	BBG		435,998		3,776,702	$	8.66	30/06/2009
PMSTA	BBG		18,113		155,761	$	8.60	02/07/2009
PMSTA	BBG	-	47,430	-	403,928	$	8.52	24/07/2009
PMSTA	BBG	-	21,298	-	199,833	$	9.38	28/07/2009
PMSTA	BBG	-	11,235	-	107,182	$	9.54	28/07/2009
PMSTA	BBG	-	40,525	-	373,641	$	9.22	29/07/2009
PMSTA	BBG		27,484		251,479	$	9.15	04/08/2009
PMSTA	BBG	-	29,103	-	291,708	$	10.02	13/08/2009
PMSTA	BBG	-	19,402	-	193,343	$	9.97	13/08/2009
PMSTA	BBG	-	69,853	-	727,233	$	10.41	14/08/2009
PMSTA	BBG	-	7,474	-	76,982	$	10.30	17/08/2009
PMSTA	BBG	-	61,586	-	647,435	$	10.51	18/08/2009
PMSTA	BBG	-	3,515	-	36,952	$	10.51	18/08/2009
PMSTA	BBG	-	165,576	-	1,584,231	$	9.57	21/08/2009
PCEF	BBG	-	19,238	-	180,610	$	9.39	28/04/2009
PCEF	BBG	-	4,177	-	40,726	$	9.75	29/04/2009
PCEF	BBG	-	34,805	-	348,398	$	10.01	29/04/2009
PCEF	BBG	-	33,592	-	353,002	$	10.51	30/04/2009
PCEF	BBG	-	7,465	-	78,681	$	10.54	30/04/2009
PCEF	BBG	-	20,500	-	227,355	$	11.09	04/05/2009
PCEF	BBG	-	36,372	-	395,822	$	10.88	05/05/2009
PCEF	BBG	-	9,537	-	103,584	$	10.86	06/05/2009
PCEF	BBG	-	14,364	-	154,226	$	10.74	06/05/2009
PCEF	BBG	-	4,621	-	50,184	$	10.86	06/05/2009
PCEF	BBG		72,115		739,179	$	10.25	08/05/2009
PCEF	BBG		23,028		231,431	$	10.05	11/05/2009
PCEF	BBG		127,927		1,297,909	$	10.15	11/05/2009
PCEF	BBG	-	14,260	-	151,290	$	10.61	13/05/2009
PCEF	BBG	-	162,042	-	1,387,630	$	8.56	20/05/2009
PCEF	BBG	-	22,460	-	191,480	$	8.53	25/05/2009
PCEF	BBG	-	34,435	-	287,990	$	8.36	26/05/2009
PCEF	BBG	-	45,508	-	354,125	$	7.78	28/05/2009
PCEF	BBG	-	47,930	-	376,591	$	7.86	29/05/2009
PCEF	BBG		416,777		3,271,699	$	7.50	01/06/2009

PCEF	BBG	-	22,663	-	193,408	$	8.53	03/06/2009
PCEF	BBG	-	16,271	-	138,248	$	8.50	18/06/2009
PCEF	BBG		40,576		304,320	$	7.50	23/06/2009
PCEF	BBG		31,118		251,178	$	8.07	23/06/2009
PCEF	BBG		16,393		139,106	$	8.49	29/06/2009
PCEF	BBG		387,545		3,356,992	$	8.66	30/06/2009
PCEF	BBG		24,946		215,968	$	8.66	30/06/2009
PCEF	BBG	-	46,089	-	394,149	$	8.55	02/07/2009
PCEF	BBG		23,785		204,537	$	8.60	02/07/2009
PCEF	BBG	-	23,964	-	204,085	$	8.52	24/07/2009
PCEF	BBG	-	8,533	-	81,405	$	9.54	28/07/2009
PCEF	BBG	-	16,178	-	151,793	$	9.38	28/07/2009
PCEF	BBG	-	33,919	-	312,733	$	9.22	29/07/2009
PCEF	BBG		29,933		273,887	$	9.15	04/08/2009
PCEF	BBG	-	29,329	-	293,973	$	10.02	13/08/2009
PCEF	BBG	-	19,552	-	194,838	$	9.97	13/08/2009
PCEF	BBG	-	48,992	-	510,051	$	10.41	14/08/2009
PCEF	BBG	-	4,070	-	41,921	$	10.30	17/08/2009
PCEF	BBG	-	54,088	-	568,611	$	10.51	18/08/2009
PCEF	BBG	-	4,294	-	45,142	$	10.51	18/08/2009
PCEF	BBG	-	141,318	-	1,352,131	$	9.57	21/08/2009
PCAEPR	BBG		9,919	-		-		29/05/2009
PCAEPR	BBG	-	2,170	-	18,192	$	8.38	02/06/2009
PCAEPR	BBG		9,178		75,532	$	8.23	21/07/2009
PCAEPR	BBG		7,732		66,611	$	8.62	24/07/2009
PCAEPR	BBG		1,993		18,186	$	9.12	31/07/2009
PCAEPR	BBG		2,344		23,572	$	10.06	17/08/2009
PIACT	BBG	-	3,872	-	36,351	$	9.39	28/04/2009
PIACT	BBG	-	792	-	7,722	$	9.75	29/04/2009
PIACT	BBG	-	6,600	-	66,066	$	10.01	29/04/2009
PIACT	BBG	-	6,358	-	66,813	$	10.51	30/04/2009
PIACT	BBG	-	1,413	-	14,893	$	10.54	30/04/2009
PIACT	BBG	-	3,894	-	43,186	$	11.09	04/05/2009
PIACT	BBG	-	6,996	-	76,135	$	10.88	05/05/2009
PIACT	BBG	-	2,811	-	30,182	$	10.74	06/05/2009
PIACT	BBG	-	1,867	-	20,278	$	10.86	06/05/2009
PIACT	BBG	-	904	-	9,817	$	10.86	06/05/2009
PIACT	BBG		13,420		137,555	$	10.25	08/05/2009
PIACT	BBG		25,045		254,099	$	10.15	11/05/2009
PIACT	BBG		4,508		45,305	$	10.05	11/05/2009
PIACT	BBG	-	2,773	-	29,420	$	10.61	13/05/2009
PIACT	BBG	-	32,606	-	279,218	$	8.56	20/05/2009
PIACT	BBG	-	4,833	-	41,203	$	8.53	25/05/2009
PIACT	BBG	-	5,676	-	47,470	$	8.36	26/05/2009
PIACT	BBG	-	9,325	-	72,563	$	7.78	28/05/2009
PIACT	BBG	-	9,171	-	72,057	$	7.86	29/05/2009
PIACT	BBG		79,762		626,132	$	7.50	01/06/2009
PIACT	BBG	-	4,706	-	40,161	$	8.53	03/06/2009
PIACT	BBG		7,765		58,238	$	7.50	23/06/2009
PIACT	BBG		3,078		24,845	$	8.07	23/06/2009
PIACT	BBG		2,870		24,354	$	8.49	29/06/2009
PIACT	BBG		4,655		40,300	$	8.66	30/06/2009

PIACT	BBG		72,316		626,416	$	8.66	30/06/2009
PIACT	BBG		5,805		49,920	$	8.60	02/07/2009
PIACT	BBG	-	8,160	-	69,493	$	8.52	24/07/2009
PIACT	BBG	-	1,902	-	18,145	$	9.54	28/07/2009
PIACT	BBG	-	3,606	-	33,834	$	9.38	28/07/2009
PIACT	BBG	-	6,948	-	64,061	$	9.22	29/07/2009
PIACT	BBG		5,199		47,571	$	9.15	04/08/2009
PIACT	BBG	-	6,767	-	67,828	$	10.02	13/08/2009
PIACT	BBG	-	4,512	-	44,963	$	9.97	13/08/2009
PIACT	BBG	-	9,137	-	95,124	$	10.41	14/08/2009
PIACT	BBG	-	1,307	-	13,462	$	10.30	17/08/2009
PIACT	BBG	-	10,521	-	110,604	$	10.51	18/08/2009
PIACT	BBG	-	600	-	6,308	$	10.51	18/08/2009
PIACT	BBG	-	28,314	-	270,908	$	9.57	21/08/2009
PMHOST	BBG	-	5,907	-	55,456	$	9.39	28/04/2009
PMHOST	BBG	-	1,207	-	11,768	$	9.75	29/04/2009
PMHOST	BBG	-	10,057	-	100,671	$	10.01	29/04/2009
PMHOST	BBG	-	9,694	-	101,869	$	10.51	30/04/2009
PMHOST	BBG	-	2,154	-	22,703	$	10.54	30/04/2009
PMHOST	BBG	-	5,938	-	65,855	$	11.09	04/05/2009
PMHOST	BBG	-	10,619	-	115,562	$	10.88	05/05/2009
PMHOST	BBG	-	1,377	-	14,954	$	10.86	06/05/2009
PMHOST	BBG	-	2,842	-	30,868	$	10.86	06/05/2009
PMHOST	BBG	-	4,279	-	45,944	$	10.74	06/05/2009
PMHOST	BBG		20,443		209,541	$	10.25	08/05/2009
PMHOST	BBG		6,871		69,054	$	10.05	11/05/2009
PMHOST	BBG		38,170		387,261	$	10.15	11/05/2009
PMHOST	BBG	-	4,247	-	45,058	$	10.61	13/05/2009
PMHOST	BBG	-	49,689	-	425,507	$	8.56	20/05/2009
PMHOST	BBG	-	7,349	-	62,653	$	8.53	25/05/2009
PMHOST	BBG	-	8,640	-	72,259	$	8.36	26/05/2009
PMHOST	BBG	-	14,221	-	110,662	$	7.78	28/05/2009
PMHOST	BBG	-	13,977	-	109,819	$	7.86	29/05/2009
PMHOST	BBG		121,530		954,011	$	7.50	01/06/2009
PMHOST	BBG	-	7,135	-	60,891	$	8.53	03/06/2009
PMHOST	BBG		11,832		88,740	$	7.50	23/06/2009
PMHOST	BBG		4,694		37,889	$	8.07	23/06/2009
PMHOST	BBG		4,374		37,116	$	8.49	29/06/2009
PMHOST	BBG		7,106		61,519	$	8.66	30/06/2009
PMHOST	BBG		110,403		956,333	$	8.66	30/06/2009
PMHOST	BBG		8,626		74,178	$	8.60	02/07/2009
PMHOST	BBG	-	12,398	-	105,585	$	8.52	24/07/2009
PMHOST	BBG	-	5,501	-	51,614	$	9.38	28/07/2009
PMHOST	BBG	-	2,902	-	27,685	$	9.54	28/07/2009
PMHOST	BBG	-	10,587	-	97,612	$	9.22	29/07/2009
PMHOST	BBG		7,052		64,526	$	9.15	04/08/2009
PMHOST	BBG	-	10,097	-	101,205	$	10.02	13/08/2009
PMHOST	BBG	-	6,731	-	67,075	$	9.97	13/08/2009
PMHOST	BBG	-	14,206	-	147,897	$	10.41	14/08/2009
PMHOST	BBG	-	1,986	-	20,456	$	10.30	17/08/2009
PMHOST	BBG	-	16,022	-	168,434	$	10.51	18/08/2009
PMHOST	BBG	-	912	-	9,588	$	10.51	18/08/2009

PMHOST	BBG	-	43,113	-	412,505	$	9.57	21/08/2009
T2	BBG		50,692		380,190	$	7.50	23/06/2009
TEL	BBG	-	65,759	-	617,602	$	9.39	27/04/2009
TEL	BBG	-	7,666	-	71,970	$	9.39	28/04/2009
TEL	BBG	-	16,264	-	162,801	$	10.01	29/04/2009
TEL	BBG	-	1,952	-	19,032	$	9.75	29/04/2009
TEL	BBG	-	2,663	-	28,068	$	10.54	30/04/2009
TEL	BBG	-	11,983	-	125,923	$	10.51	30/04/2009
TEL	BBG	-	7,080	-	78,520	$	11.09	04/05/2009
TEL	BBG	-	16,584	-	180,477	$	10.88	05/05/2009
TEL	BBG	-	7,328	-	78,679	$	10.74	06/05/2009
TEL	BBG	-	4,866	-	52,851	$	10.86	06/05/2009
TEL	BBG	-	2,358	-	25,608	$	10.86	06/05/2009
TEL	BBG		25,629		262,697	$	10.25	08/05/2009
TEL	BBG		49,715		504,393	$	10.15	11/05/2009
TEL	BBG		8,950		89,948	$	10.05	11/05/2009
TEL	BBG	-	29,253	-	299,355	$	10.23	12/05/2009
TEL	BBG	-	54,040	-	462,755	$	8.56	20/05/2009
TEL	BBG	-	2,280	-	19,468	$	8.54	22/05/2009
TEL	BBG	-	14,773	-	125,947	$	8.53	25/05/2009
TEL	BBG		137,313		1,077,907	$	7.50	01/06/2009
TEL	BBG		13,368		100,260	$	7.50	23/06/2009
TEL	BBG		6,055		48,873	$	8.07	23/06/2009
TEL	BBG	-	784,937	-	6,799,281	$	8.66	30/06/2009
TEL	BBG		10,649		91,577	$	8.60	02/07/2009
TEL	BBG		70,902		598,980	$	8.45	03/07/2009
TEL	BBG	-	4,545	-	43,359	$	9.54	28/07/2009
TEL	BBG	-	8,616	-	80,841	$	9.38	28/07/2009
TEL	BBG	-	3,325	-	31,222	$	9.39	28/07/2009
TEL	BBG		22,117		202,371	$	9.15	04/08/2009
TEL	BBG	-	87,182	-	836,947	$	9.60	12/08/2009
PIHEST	BBG	-	13,010	-	122,140	$	9.39	28/04/2009
PIHEST	BBG	-	2,651	-	25,848	$	9.75	29/04/2009
PIHEST	BBG	-	22,092	-	221,141	$	10.01	29/04/2009
PIHEST	BBG	-	21,369	-	224,556	$	10.51	30/04/2009
PIHEST	BBG	-	4,749	-	50,054	$	10.54	30/04/2009
PIHEST	BBG	-	13,135	-	145,674	$	11.09	04/05/2009
PIHEST	BBG	-	23,251	-	253,031	$	10.88	05/05/2009
PIHEST	BBG	-	3,050	-	33,123	$	10.86	06/05/2009
PIHEST	BBG	-	6,295	-	68,372	$	10.86	06/05/2009
PIHEST	BBG	-	9,481	-	101,798	$	10.74	06/05/2009
PIHEST	BBG		44,576		456,904	$	10.25	08/05/2009
PIHEST	BBG		15,096		151,715	$	10.05	11/05/2009
PIHEST	BBG		83,867		850,889	$	10.15	11/05/2009
PIHEST	BBG	-	8,825	-	93,628	$	10.61	13/05/2009
PIHEST	BBG	-	110,459	-	945,905	$	8.56	20/05/2009
PIHEST	BBG	-	15,084	-	128,597	$	8.53	25/05/2009
PIHEST	BBG	-	19,074	-	159,522	$	8.36	26/05/2009
PIHEST	BBG	-	31,195	-	242,747	$	7.78	28/05/2009
PIHEST	BBG	-	30,840	-	242,313	$	7.86	29/05/2009
PIHEST	BBG		268,053		2,104,216	$	7.50	01/06/2009
PIHEST	BBG	-	15,842	-	135,197	$	8.53	03/06/2009

PIHEST	BBG		26,097		195,728	$	7.50	23/06/2009
PIHEST	BBG		10,097		81,501	$	8.07	23/06/2009
PIHEST	BBG		9,739		82,642	$	8.49	29/06/2009
PIHEST	BBG		14,918		129,151	$	8.66	30/06/2009
PIHEST	BBG		231,760		2,007,551	$	8.66	30/06/2009
PIHEST	BBG		31,603		271,767	$	8.60	02/07/2009
PIHEST	BBG	-	27,317	-	232,640	$	8.52	24/07/2009
PIHEST	BBG	-	6,279	-	59,902	$	9.54	28/07/2009
PIHEST	BBG	-	11,904	-	111,692	$	9.38	28/07/2009
PIHEST	BBG	-	23,313	-	214,946	$	9.22	29/07/2009
PIHEST	BBG		15,108		138,238	$	9.15	04/08/2009
PIHEST	BBG	-	18,756	-	186,905	$	9.97	13/08/2009
PIHEST	BBG	-	28,134	-	281,996	$	10.02	13/08/2009
PIHEST	BBG	-	21,789	-	226,843	$	10.41	14/08/2009
PIHEST	BBG	-	4,483	-	46,175	$	10.30	17/08/2009
PIHEST	BBG	-	35,061	-	368,586	$	10.51	18/08/2009
PIHEST	BBG	-	1,986	-	20,878	$	10.51	18/08/2009
PIHEST	BBG	-	83,754	-	801,358	$	9.57	21/08/2009
PIAUST	BBG	-	94	-	917	$	9.75	29/04/2009
PIAUST	BBG	-	784	-	7,848	$	10.01	29/04/2009
PIAUST	BBG	-	188	-	1,982	$	10.54	30/04/2009
PIAUST	BBG	-	846	-	8,890	$	10.51	30/04/2009
PIAUST	BBG	-	2,546	-	28,236	$	11.09	04/05/2009
PIAUST	BBG	-	2,485	-	27,043	$	10.88	05/05/2009
PIAUST	BBG	-	66	-	717	$	10.86	06/05/2009
PIAUST	BBG	-	137	-	1,488	$	10.86	06/05/2009
PIAUST	BBG	-	206	-	2,212	$	10.74	06/05/2009
PIAUST	BBG		3,212		32,923	$	10.25	08/05/2009
PIAUST	BBG		1,050		10,553	$	10.05	11/05/2009
PIAUST	BBG		5,835		59,199	$	10.15	11/05/2009
PIAUST	BBG	-	1,640	-	16,783	$	10.23	12/05/2009
PIAUST	BBG	-	904	-	7,741	$	8.56	20/05/2009
PIAUST	BBG	-	2,955	-	25,232	$	8.54	22/05/2009
PIAUST	BBG	-	2,752	-	23,462	$	8.53	25/05/2009
PIAUST	BBG		13,797		108,306	$	7.50	01/06/2009
PIAUST	BBG		1,343		10,073	$	7.50	23/06/2009
PIAUST	BBG		11,142		89,935	$	8.07	23/06/2009
PIAUST	BBG	-	89,935	-	779,035	$	8.66	30/06/2009
PIAUST	BBG	-	6,634	-	73,306	$	11.05	04/05/2009
PIAUST	BBG		4,120		32,342	$	7.50	01/06/2009
PIAUST	BBG		433		3,248	$	7.50	23/06/2009
PIAUST	BBG		5,000		43,311	$	8.66	30/06/2009
PMWSRF	BBG	-	8,145	-	81,531	$	10.01	29/04/2009
PMWSRF	BBG	-	977	-	9,526	$	9.75	29/04/2009
PMWSRF	BBG	-	5,290	-	55,591	$	10.51	30/04/2009
PMWSRF	BBG	-	1,176	-	12,395	$	10.54	30/04/2009
PMWSRF	BBG	-	1,204	-	13,353	$	11.09	04/05/2009
PMWSRF	BBG	-	6,898	-	75,068	$	10.88	05/05/2009
PMWSRF	BBG	-	1,149	-	12,478	$	10.86	06/05/2009
PMWSRF	BBG	-	2,371	-	25,752	$	10.86	06/05/2009
PMWSRF	BBG	-	3,571	-	38,342	$	10.74	06/05/2009
PMWSRF	BBG		9,773		100,173	$	10.25	08/05/2009

PMWSRF	BBG		3,262		32,783	$	10.05	11/05/2009
PMWSRF	BBG		18,123		183,867	$	10.15	11/05/2009
PMWSRF	BBG	-	10,860	-	111,134	$	10.23	12/05/2009
PMWSRF	BBG	-	23,658	-	202,586	$	8.56	20/05/2009
PMWSRF	BBG	-	2,045	-	17,461	$	8.54	22/05/2009
PMWSRF	BBG	-	4,748	-	40,479	$	8.53	25/05/2009
PMWSRF	BBG		46,843		367,718	$	7.50	01/06/2009
PMWSRF	BBG		4,560		34,200	$	7.50	23/06/2009
PMWSRF	BBG		736		5,941	$	8.07	23/06/2009
PMWSRF	BBG	-	260,246	-	2,254,303	$	8.66	30/06/2009
PMWSRF	BBG	-	28,366	-	313,444	$	11.05	04/05/2009
PMWSRF	BBG		15,070		118,300	$	7.50	01/06/2009
PMWSRF	BBG		1,584		11,880	$	7.50	23/06/2009
PMWSRF	BBG	-	5,000	-	43,311	$	8.66	30/06/2009
PISTCF	BBG		7,455		58,522	$	7.50	01/06/2009
PISTCF	BBG	-	48,455	-	400,282	$	8.26	26/06/2009
PISMA1	BBG	-	1,000	-	9,910	$	9.91	29/04/2009
PISMA1	BBG		554		4,349	$	7.50	01/06/2009
PMWSC	BBG	-	3,637	-	35,461	$	9.75	29/04/2009
PMWSC	BBG	-	30,313	-	303,433	$	10.01	29/04/2009
PMWSC	BBG	-	6,709	-	70,502	$	10.51	30/04/2009
PMWSC	BBG	-	1,491	-	15,715	$	10.54	30/04/2009
PMWSC	BBG	-	8,378	-	92,916	$	11.09	04/05/2009
PMWSC	BBG		10,851		110,134	$	10.15	07/05/2009
PMWSC	BBG		19,228		163,630	$	8.51	20/05/2009
PMWSC	BBG		12,390		95,279	$	7.69	28/05/2009
PMWSC	BBG		50,837		399,070	$	7.50	01/06/2009
PMWSC	BBG	-	8,018	-	66,309	$	8.27	02/06/2009
PMWSC	BBG	-	9,297	-	83,768	$	9.01	11/06/2009
PMWSC	BBG		4,348		32,610	$	7.50	23/06/2009
PMWSC	BBG	-	11,006	-	103,456	$	9.40	28/07/2009
PMWSC	BBG	-	11,006	-	103,319	$	9.39	28/07/2009
PMWSC	BBG	-	603	-	6,344	$	10.52	14/08/2009
PMWSC	BBG	-	12,417	-	132,117	$	10.64	18/08/2009
PMWSC	BBG		29,248		274,639	$	9.39	21/08/2009
ICSC	BBG	-	4,934	-	48,107	$	9.75	29/04/2009
ICSC	BBG	-	41,116	-	411,571	$	10.01	29/04/2009
ICSC	BBG	-	9,655	-	101,460	$	10.51	30/04/2009
ICSC	BBG	-	2,145	-	22,608	$	10.54	30/04/2009
ICSC	BBG	-	11,622	-	128,894	$	11.09	04/05/2009
ICSC	BBG		14,149		143,608	$	10.15	07/05/2009
ICSC	BBG		30,772		261,870	$	8.51	20/05/2009
ICSC	BBG		17,610		135,421	$	7.69	28/05/2009
ICSC	BBG		69,337		544,295	$	7.50	01/06/2009
ICSC	BBG	-	11,982	-	99,091	$	8.27	02/06/2009
ICSC	BBG	-	10,703	-	96,436	$	9.01	11/06/2009
ICSC	BBG		5,930		44,475	$	7.50	23/06/2009
ICSC	BBG	-	13,994	-	131,369	$	9.39	28/07/2009
ICSC	BBG	-	13,994	-	131,544	$	9.40	28/07/2009
ICSC	BBG	-	2,012	-	21,168	$	10.52	14/08/2009
ICSC	BBG	-	17,583	-	187,083	$	10.64	18/08/2009
ICSC	BBG		40,752		382,661	$	9.39	21/08/2009

PIBIAS	BBG		115,000		1,178,750	$	10.25	08/05/2009
PIBIAS	BBG	-	115,000	-	1,155,750	$	10.05	11/05/2009
PMWSRF	BBG		4,116		35,396	$	8.60	02/07/2009
PMWSRF	BBG		27,369		231,216	$	8.45	03/07/2009
PMWSRF	BBG	-	1,921	-	18,326	$	9.54	28/07/2009
PMWSRF	BBG	-	3,641	-	34,162	$	9.38	28/07/2009
PMWSRF	BBG		6,659		60,930	$	9.15	04/08/2009
PMWSRF	BBG	-	32,582	-	312,787	$	9.60	12/08/2009
PIAUST	BBG		1,509		12,977	$	8.60	02/07/2009
PIAUST	BBG		10,131		85,588	$	8.45	03/07/2009
PIAUST	BBG	-	579	-	5,524	$	9.54	28/07/2009
PIAUST	BBG	-	1,098	-	10,302	$	9.38	28/07/2009
PIAUST	BBG		2,591		23,708	$	9.15	04/08/2009
PIAUST	BBG	-	12,554	-	120,518	$	9.60	12/08/2009
PIFIRS	BBG		91,717		787,849	$	8.59	24/07/2009
PIFIRS	BBG		150,000		1,383,000	$	9.22	29/07/2009
PIFIRS	BBG		17,947		164,215	$	9.15	04/08/2009
PIFIRS	BBG	-	4,342	-	43,521	$	10.02	13/08/2009
PIFIRS	BBG	-	2,895	-	28,849	$	9.97	13/08/2009
PIFIRS	BBG	-	3,455	-	35,970	$	10.41	14/08/2009
PIFIRS	BBG	-	662	-	6,819	$	10.30	17/08/2009
PIFIRS	BBG	-	5,427	-	57,052	$	10.51	18/08/2009
PIFIRS	BBG	-	309	-	3,248	$	10.51	18/08/2009
PIFIRS	BBG	-	14,607	-	139,760	$	9.57	21/08/2009
PIBIAS	BBG		200,000		1,829,900	$	9.15	05/08/2009
PIBIAS	BBG	-	100,000	-	1,042,440	$	10.42	20/08/2009
PIBIAS	BBG	-	100,000	-	1,043,000	$	10.43	20/08/2009

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	22 June 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 September 2009
No. of securities held prior to change	277,165 Derek O'Neill & Nicole O'Neill <O'Neill Family A/C> 1,190,614 (Derek O'Neill) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 71,704 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,639,969 TOTAL FULLY PAID ORDINARY SHARES** 629,007 (Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **629,007 TOTAL SHARE OPTIONS**
Class	Fully paid ordinary listed shares

Number acquired	N/A
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	277,165 Derek O'Neill & Nicole O'Neill <O'Neill Family A/C> 1,190,614 (Derek O'Neill) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 71,704 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,595,846 TOTAL FULLY PAID ORDINARY SHARES** 629,007 (Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **629,007 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	No shares vested under the Billabong Executive Performance Share Plan (as approved by shareholders on 21 October 2005) as no performance hurdles were met as at 30 June 2009.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	31 March 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	1 September 2009
No. of securities held prior to change	1,160,988 (Paul Naude) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 62,020 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,313,670 TOTAL FULLY PAID ORDINARY SHARES** 524,170 (Paul Naude – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **524,170 TOTAL SHARE OPTIONS**
Class	Fully paid ordinary listed shares

+ See chapter 19 for defined terms.

Number acquired	N/A
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	NIL
No. of securities held after change	1,160,988 (Paul Naude) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 62,020 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,271,753 TOTAL FULLY PAID ORDINARY SHARES** 524,170 (Paul Naude – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **524,170 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	No shares vested under the Billabong Executive Performance Share Plan (as approved by shareholders on 21 October 2005) as no performance hurdles were met as at 30 June 2009.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	4 September 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.		
Date of change	4 September 2009	
No. of securities held prior to change	277,165	Derek O'Neill & Nicole O'Neill <O'Neill Family A/C>
	1,190,614	(Derek O'Neill)
	56,363	(Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met)
	71,704	(Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met)
	1,595,846	**TOTAL FULLY PAID ORDINARY SHARES**
	629,007	(Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15)
	629,007	**TOTAL SHARE OPTIONS**
Class	Fully paid ordinary listed shares	

Number acquired	N/A
Number disposed	350,263
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,780,458.61
No. of securities held after change	277,165 Derek O'Neill & Nicole O'Neill <O'Neill Family A/C> 840,351 (Derek O'Neill) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 71,704 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,245,583 TOTAL FULLY PAID ORDINARY SHARES** 629,007 (Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **629,007 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Billabong
International
Limited

ABN 17 084 923 946



1 Billabong Place
Burleigh Heads
QLD 4220 Australia

P O Box 283
Burleigh Heads
QLD 4220 Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

www.billabongbiz.com

8 September 2009

RECEIVED
2009 OCT 20 A 9:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC Mail Processing Section
OCT 13 2009
Washington, DC
122

SEC Mail Processing Section
OCT 14 2009
Washington, DC
122

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam

BILLABONG INTERNATIONAL LIMITED – INFORMATION FURNISHED PURSUANT TO EXCHANGE ACT RULE 12G3-2(B)(1)(I) – FILE NO. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

MARIA MANNING
Company Secretary

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Change of Director`s Interest Notice (Appendix 3Y Gordon Merchant)	01/06/2009	ASX
Change in substantial holding (Concord Capital)	01/06/2009	ASX
Notice of initial substantial shareholder (FMR LLC and FIL Limited)	09/06/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Allan McDonald)	22/06/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Colette Paull)	22/06/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Derek O'Neill)	22/06/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Margaret Jackson)	22/06/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Ted Kunkel)	22/06/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Tony Froggatt)	22/06/2009	ASX
Notice of ceasing to be a substantial shareholder (FMR LLC and FIL Limited)	04/08/2009	ASX
Appendix 3B	14/08/2009	ASX
Appendix 4E and Billabong Full Financial Report 30 June 2009	21/08/2009	ASX
Billabong Full Year Results Media Release 30 June 2009	21/08/2009	ASX
Billabong CEO and CFO Full Year Results Presentation 30 June 2009	21/08/2009	ASX
Billabong Outlook Clarification	21/08/2009	ASX
Notice of ceasing to be a substantial shareholder (Perpetual Limited)	24/08/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Derek O'Neill)	04/09/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Paul Naude)	04/09/2009	ASX
Change of Director`s Interest Notice (Appendix 3Y Derek O'Neill)	07/09/2009	ASX

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BILLABONG INTERNATIONAL LIMITED	
ABN 17 084 923 946	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gordon Stanley Merchant
Date of last notice	26 March 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Gordon Merchant No.2 Pty Ltd as trustee for others including Gordon Merchant and shares held by GSM Pty Ltd, of which Gordon Merchant is the sole shareholder.
Date of change	29 May 2009
No. of securities held prior to change	31,959,314 (comprised of 29,690,320 Gordon Merchant No.2 Pty Ltd, and 2,268,994 GSM Pty Ltd)
Class	Fully paid ordinary shares
Number acquired	5,810,784
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$43,580,880
No. of securities held after change	37,770,098 (comprised of 35,501,104 Gordon Merchant No.2 Pty Ltd, and 2,268,994 GSM Pty Ltd)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Institutional Entitlement Offer.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Billabong International Limited
ACN/ARSN	17 084 923 946

1. Details of substantial holder (1)

Name	CONCORD CAPITAL
ACN/ARSN (if applicable)	092 842 889

There was a change in the interests of the substantial holder on	28/05/2009
The previous notice was given to the company on	18/03/2009
The previous notice was dated	16/03/2009

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FULLY PAID ORDINARY SHARES	10,570,250	5.04%	14,847,380	6.09%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	REFER TO ANNEXURE A		REFER TO ANNEXURE B		

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		REFER TO ANNEXURE C			

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CONCORD CAPITAL LTD	LEVEL 17, 56 PITT STREET, SYDNEY NSW 2000

Signature

print name GARY DUNCAN capacity COMPANY SECRETARY

sign here Gary Duncan date 1 / 6 / 2009

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

concord

Annexure A of Form 603 – Notice of Initial Substantial Holder.

Details of registered shareholdings as at 16 March 2009

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	480,681
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,408,125
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	560,381
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	568,659
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	84,611
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	198,779
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	2,104,496
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,294,409
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	1,688,713
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	1,437,198
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	744,198
Total		**10,570,250**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

concord

Annexure B of Form 604 – Notice of Change of Substantial Holder.

Details of net trades between 16/03/09 and 28/05/09.

Date	$ Consideration	Net Trade
28-May-09	33,164,687.25	4,277,130
TOTAL		**4,277,130**

concord

Annexure C of Form 604 – Notice of Change of Substantial Holder.

Details of registered shareholdings as at 28 May 2009

Registered holder of securities	Address	Number of securities
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	649,287
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,941,603
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	785,041
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	1,006,602
Cogent Nominees Limited	PO Box R209, Royal Exchange, NSW 1225	110,011
Bond Street Custodians Limited	Level 26, 20 Bond Street, Sydney NSW 2001	279,153
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	2,901,860
National Custodian Services	GPO Box 1406M, Melbourne VIC 3001	1,783,907
JP Morgan Chase Limited	Level 37, 259 George Street, NSW 2000	2,977,116
National Custodian Services	GPO Box 1406M, Melbourne, VIC 3001	1,978,579
ANZ Custodian Services	Level 25, 530 Collins Street, Melbourne, VIC 3001	434,221
Total		**14,847,380**

Neither Concord Capital nor any affiliates own these shares for any of their own accounts, rather the shares reported above are owned by accounts under the discretionary investment management of Concord Capital.

Form 603
Corporations Act 2001
Section 671B

Notice of Initial Substantial Holder

To: **Billabong International Ltd**
ACN/ARSN:

1. Details of substantial holder (s)

Name: FMR LLC and FIL Limited (FIL)
ACN/ARSN (if applicable)

The holder became a substantial holder on 4 June 2009

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of Securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	12,211,332	12,211,332	5.01%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
FMR LLC & FIL	Parent companies of a fund management group with power to exercise control over disposal of the securities	12,211,332

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Number of securities
FMR LLC & FIL	Various Custodians	ACCIDENT REHAB & CMP-GLB EX-US	81,073
FMR LLC & FIL	Various Custodians	ASIAN DEVELOPMENT BANK	10,873
FMR LLC & FIL	Various Custodians	FMT_GL ROW	24,227
FMR LLC & FIL	Various Custodians	AGILENT TEC INT-PAC BAS T50416	6,026
FMR LLC & FIL	Various Custodians	AWW PENSION SELECT INTL T55487	13,945
FMR LLC & FIL	Various Custodians	AWW VEBA SELECT INTL T55488	6,264
FMR LLC & FIL	Various Custodians	FIJ IT BALCAP	1,520

FMR LLC & FIL	Various Custodians	PYRAMIS PAC BAS XJP C PL T1057	63,450
FMR LLC & FIL	Various Custodians	BANK OF MONTREAL S INTL T55349	23,755
FMR LLC & FIL	Various Custodians	BRITISH ENERGY GEN GRP - ROW	133,664
FMR LLC & FIL	Various Custodians	CALPERS SELCT INTL PORT T55434	143,900
FMR LLC & FIL	Various Custodians	CATERPLLR VEBA SEL EUR T55257	9,927
FMR LLC & FIL	Various Custodians	CATERPILLAR INC T55207	51,645
FMR LLC & FIL	Various Custodians	CDP QUEBEC T55293	154,227
FMR LLC & FIL	Various Custodians	CHURCH COMM FOR ENGLAND - ROW	71,145
FMR LLC & FIL	Various Custodians	CHEVRON TEX PAC BASIN T55006	5,921
FMR LLC & FIL	Various Custodians	CHEVRON TEXACO UK PNS PL-ROW	29,191
FMR LLC & FIL	Various Custodians	CIBC IMP OS EQ POOL PB T55340	1,520
FMR LLC & FIL	Various Custodians	CALPERS SEL INTL PORT T55486	16,900
FMR LLC & FIL	Various Custodians	CITY OF FRESNO RT SY-SI T50621	23,164
FMR LLC & FIL	Various Custodians	CORDARES	29,676
FMR LLC & FIL	Various Custodians	CATERPILLAR INC 401K SI T50578	11,109
FMR LLC & FIL	Various Custodians	STATE OF CT RET PLAN T50251	72,327
FMR LLC & FIL	Various Custodians	CO-OPERATIVE GRP PENS - RW	36,991
FMR LLC & FIL	Various Custodians	DALLAS POLICE & FIRE T50092	34,627
FMR LLC & FIL	Various Custodians	EAST SUSSEX CNTY COUNCIL-ROW	111,091
FMR LLC & FIL	Various Custodians	FID INSTL FD-PACIFIC(EX JAP)FD	64,184
FMR LLC & FIL	Various Custodians	FID INSTL SOUTH EAST ASIA FUND	369,020
FMR LLC & FIL	Various Custodians	EXELON CSH BL SLCT INTL T55403	10,282
FMR LLC & FIL	Various Custodians	FID FDS - AUSTRALIA POOL	596,180
FMR LLC & FIL	Various Custodians	FID FDS-CON GL CONS IND POOL	76,652
FMR LLC & FIL	Various Custodians	FID FDS - GL CONSUMER INDU PL	114,922
FMR LLC & FIL	Various Custodians	FID FDS-INST ASIA PAC(EX-JP)PL	24,751
FMR LLC & FIL	Various Custodians	FIDELITY AUSTRALIAN EQ FUND	243,580
FMR LLC & FIL	Various Custodians	FA EUROPE CAPITAL APPRECIATION	6,193
FMR LLC & FIL	Various Custodians	FID PACIFIC DEVELOPED XJAP PLT	1,416
FMR LLC & FIL	Various Custodians	FIDELITY GLOBAL CONSUMER INDS	4,662
FMR LLC & FIL	Various Custodians	FID GLOBAL DISC EQUITY (INTL)	14,064
FMR LLC & FIL	Various Custodians	FID GLOBAL EQUITY INVESMENT TR	2,364
FMR LLC & FIL	Various Custodians	HQ SLCT INTL INV ACCT T55492	61,100
FMR LLC & FIL	Various Custodians	PYRAMIS SLCT INTL EQ TR T55106	77,055
FMR LLC & FIL	Various Custodians	FID INTL DISCIPLINED EQUITY FD	16,900
FMR LLC & FIL	Various Custodians	FID INTERNATIONAL EQTY INV TR	3,191
FMR LLC & FIL	Various Custodians	GLOBAL - SOUTH EAST ASIA SUB	16,238
FMR LLC & FIL	Various Custodians	FICL GLBL ASSET ALL EQUITY SUB	103,574
FMR LLC & FIL	Various Custodians	FIDELITY ASIA CONS PILOT FUND	2,318
FMR LLC & FIL	Various Custodians	FIDELITY OVERSEAS FUND -CANADA	5,554
FMR LLC & FIL	Various Custodians	PYRAMIS INTL GRW PAC BSN T2333	8,666
FMR LLC & FIL	Various Custodians	PYR CANA SEL GLBL EQ TR T55281	8,273
FMR LLC & FIL	Various Custodians	FIDLITY INTERNATIONAL VALUE FD	11,078
FMR LLC & FIL	Various Custodians	FID EUROPE CAP APPRECIATION FD	41,437
FMR LLC & FIL	Various Custodians	FID EUROPE FUND	234,869
FMR LLC & FIL	Various Custodians	FIDELITY FONDS HCA	22,079
FMR LLC & FIL	Various Custodians	PYRAMIS INST INT GR PXJP T2311	2,400
FMR LLC & FIL	Various Custodians	FF-INST PACIFIC EX JAPA POOL	8,084

FMR LLC & FIL	Various Custodians	STATE BRD ADM OF FL-PAC T55116	26,769
FMR LLC & FIL	Various Custodians	PYRAMIS SELECT INTL EQ CM T319	709,918
FMR LLC & FIL	Various Custodians	WORLDWIDE NON-US EQUITY SUB	275,837
FMR LLC & FIL	Various Custodians	FID GLBL BAL EUROPEAN EQTY SUB	21,656
FMR LLC & FIL	Various Custodians	FID GLBL BAL ASIAXJP+AUS+NZ SB	3,737
FMR LLC & FIL	Various Custodians	GM VEBA SELECT INTL ACT T55189	53,418
FMR LLC & FIL	Various Custodians	GPIF SG	102,464
FMR LLC & FIL	Various Custodians	GENERAL MOTORS SEL INTL T55193	99,864
FMR LLC & FIL	Various Custodians	FIJ IT GOPNAP	5,456
FMR LLC & FIL	Various Custodians	HKMPF-MKT INV ASIA PAC EQ FND	388,986
FMR LLC & FIL	Various Custodians	HALLIBURTON INTL GRO PB T55203	4,028
FMR LLC & FIL	Various Custodians	IBM CANADA SELECT INT'L T2286	43,373
FMR LLC & FIL	Various Custodians	IBM NETHERLANDS - SELECT PAC	47,753
FMR LLC & FIL	Various Custodians	IBM JAPAN TQPP UK-OEIC	5,956
FMR LLC & FIL	Various Custodians	FID INTL DISCOVERY FUND	4,780,603
FMR LLC & FIL	Various Custodians	FA INT SOUTH EAST ASIA SUB	79,935
FMR LLC & FIL	Various Custodians	FIMM LLC - INTL EQTY QNT PILOT	562
FMR LLC & FIL	Various Custodians	KBR PAC BASN EX JPN SUB T55378	1,951
FMR LLC & FIL	Various Custodians	KENTUCKY INS PAC BASIN T2348	6,350
FMR LLC & FIL	Various Custodians	KENTUCKY PEN PAC BASIN T2343	19,342
FMR LLC & FIL	Various Custodians	LA WTR PWR PAC X JPN SB T52361	7,887
FMR LLC & FIL	Various Custodians	LONDON BOROUGH CAMDEN PENSN FD	26,000
FMR LLC & FIL	Various Custodians	MINN SBI-MSCI WXUS-PBXJ T55308	5,512
FMR LLC & FIL	Various Custodians	MINNESOTA SBI SEL INTL T55303	41,836
FMR LLC & FIL	Various Custodians	MTR CORP RETMT SCHM PACIF EQTY	27,035
FMR LLC & FIL	Various Custodians	NYKREDIT DEV PAC EX JP EQ ACC	11,921
FMR LLC & FIL	Various Custodians	NYKREDIT DEV PAC EX JP EQ DIS	9,468
FMR LLC & FIL	Various Custodians	NORGES BANK AUSTRALIA	317,644
FMR LLC & FIL	Various Custodians	NPC TRUST - ACTIVE 1 - ROW	122,318
FMR LLC & FIL	Various Custodians	NPFA SG	39,000
FMR LLC & FIL	Various Custodians	NORTH YORKSHIRE COUNTY COUNCIL	34,155
FMR LLC & FIL	Various Custodians	NYC EMPL RET IG PAC SUB T50716	8,063
FMR LLC & FIL	Various Custodians	NYC POLICE&FIRE XJP SUB T50712	14,090
FMR LLC & FIL	Various Custodians	OH P&F ACWI XUS PB XJPN T50412	11,916
FMR LLC & FIL	Various Custodians	OREGON INV COUNSIL CSF T55433	17,727
FMR LLC & FIL	Various Custodians	OREGON INVMT CL SEL INT T55271	126,573
FMR LLC & FIL	Various Custodians	BRAUNSCHWEIG INSURANCE RW	9,440
FMR LLC & FIL	Various Custodians	PENN TOBACCO STL INV (T51638)	7,918
FMR LLC & FIL	Various Custodians	FIDELITY INTL FD - PEP PAC BSN	3,858
FMR LLC & FIL	Various Custodians	PRINCIPAL PARTNERS INTL T50423	202,418
FMR LLC & FIL	Various Custodians	PRIT SELECT INTL PORT T51513	110,264
FMR LLC & FIL	Various Custodians	LONDON LIFE INTL EQTY T55479	23,636
FMR LLC & FIL	Various Custodians	PY SLCT GLBL EQUITY CP T51438	13,827
FMR LLC & FIL	Various Custodians	PYR SELECT INTL EQ LLC T51488	3,309
FMR LLC & FIL	Various Custodians	RAILWAYS PENS EQ-PACIFIC BASIN	55,175
FMR LLC & FIL	Various Custodians	RIYAD BANK PACIFIC SUB	3,900
FMR LLC & FIL	Various Custodians	SAN DIEGO RETIREMENT (T2193)	46,327
FMR LLC & FIL	Various Custodians	STANISLAUS ERA IG PBXJ T50585	2,934

FMR LLC & FIL	Various Custodians	SEVEN RE FIDELITY PACIFIC	61,462
FMR LLC & FIL	Various Custodians	SGE MM ROW	61,482
FMR LLC & FIL	Various Custodians	SHELL OIL SELECT INTL T55322	48,100
FMR LLC & FIL	Various Custodians	FID SELECT GLB EX-JP EQ T55415	15,600
FMR LLC & FIL	Various Custodians	STATE SUPER FINANCIAL SERVICES	130,435
FMR LLC & FIL	Various Custodians	ILLINOIS SURS-SEL INTL T50448	26,355
FMR LLC & FIL	Various Custodians	CIBC INTL EQTY PAC BAS T55010	4,792
FMR LLC & FIL	Various Custodians	FMR CAPINC-INTL VALUE PILOT	5,192
FMR LLC & FIL	Various Custodians	UNILEVER(SUPERANN) IRELAND-ROW	19,145
FMR LLC & FIL	Various Custodians	U OF W.ONTARIO- PB XJPN T55326	2,149
FMR LLC & FIL	Various Custodians	VGH HANNOVER RW	12,645
FMR LLC & FIL	Various Custodians	FUND 232	430,541
FMR LLC & FIL	Various Custodians	WORLD BANK SELECT INTL T55274	32,973
FMR LLC & FIL	Various Custodians	WISCONSIN SIB FIX PAC T55233	34,214
FMR LLC & FIL	Various Custodians	WISCONSIN SIB VAR-PB T55245	2,111
FMR LLC & FIL	Various Custodians	WICHITA RET SYS PAC BSN T50636	1,814
FMR LLC & FIL	Various Custodians	WASHINGTON SIB PAC T55179	20,969
	TOTAL	**12,211,332**	**5.01%**

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)	Class and number of securities ordinary shares
		Cash/non-cash USD	
FMR LLC & FIL	**20 February 2009**	**4.05**	**52,462**
FMR LLC & FIL	27 February 2009	4.47	1,100
FMR LLC & FIL	27 February 2009	4.47	1,100
FMR LLC & FIL	27 February 2009	4.47	1,100
FMR LLC & FIL	27 February 2009	4.47	1,100
FMR LLC & FIL	27 February 2009	4.47	1,100
FMR LLC & FIL	27 February 2009	4.47	1,100
FMR LLC & FIL	27 February 2009	4.47	1,100
FMR LLC & FIL	27 February 2009	4.47	1,100
FMR LLC & FIL	27 February 2009	4.47	1,100
FMR LLC & FIL	27 February 2009	4.56	1,100
FMR LLC & FIL	27 February 2009	4.47	1,125
FMR LLC & FIL	27 February 2009	4.56	1,145
FMR LLC & FIL	27 February 2009	4.47	1,229
FMR LLC & FIL	27 February 2009	4.47	1,284
FMR LLC & FIL	27 February 2009	4.47	1,309
FMR LLC & FIL	27 February 2009	4.56	1,351
FMR LLC & FIL	27 February 2009	4.47	1,353
FMR LLC & FIL	27 February 2009	4.56	1,505

FMR LLC & FIL	27 February 2009	4.56	1,505
FMR LLC & FIL	27 February 2009	4.47	1,515
FMR LLC & FIL	27 February 2009	4.47	1,583
FMR LLC & FIL	27 February 2009	4.47	1,587
FMR LLC & FIL	27 February 2009	4.56	1,588
FMR LLC & FIL	27 February 2009	4.47	1,690
FMR LLC & FIL	27 February 2009	4.47	1,755
FMR LLC & FIL	27 February 2009	4.47	2,040
FMR LLC & FIL	27 February 2009	4.47	2,305
FMR LLC & FIL	27 February 2009	4.47	2,379
FMR LLC & FIL	27 February 2009	4.47	2,650
FMR LLC & FIL	27 February 2009	4.47	2,908
FMR LLC & FIL	27 February 2009	4.47	3,032
FMR LLC & FIL	27 February 2009	4.56	3,325
FMR LLC & FIL	27 February 2009	4.47	3,378
FMR LLC & FIL	27 February 2009	4.47	3,441
FMR LLC & FIL	27 February 2009	4.56	3,594
FMR LLC & FIL	27 February 2009	4.56	3,616
FMR LLC & FIL	27 February 2009	4.47	3,903
FMR LLC & FIL	27 February 2009	4.47	4,079
FMR LLC & FIL	27 February 2009	4.56	4,365
FMR LLC & FIL	27 February 2009	4.47	4,655
FMR LLC & FIL	27 February 2009	4.56	5,402
FMR LLC & FIL	27 February 2009	4.56	6,216
FMR LLC & FIL	27 February 2009	4.56	6,723
FMR LLC & FIL	27 February 2009	4.56	7,187
FMR LLC & FIL	27 February 2009	4.47	7,218
FMR LLC & FIL	27 February 2009	4.47	7,330
FMR LLC & FIL	27 February 2009	4.56	7,720
FMR LLC & FIL	27 February 2009	4.56	9,191
FMR LLC & FIL	27 February 2009	4.47	9,198
FMR LLC & FIL	27 February 2009	4.56	9,640
FMR LLC & FIL	27 February 2009	4.56	10,306
FMR LLC & FIL	27 February 2009	4.56	10,330
FMR LLC & FIL	27 February 2009	4.47	17,343
FMR LLC & FIL	27 February 2009	4.56	18,297
FMR LLC & FIL	27 February 2009	4.47	49,115
FMR LLC & FIL	2 March 2009	4.24	1,136
FMR LLC & FIL	2 March 2009	4.24	1,156
FMR LLC & FIL	2 March 2009	4.28	1,180
FMR LLC & FIL	2 March 2009	4.24	1,188
FMR LLC & FIL	2 March 2009	4.28	1,300
FMR LLC & FIL	2 March 2009	4.24	1,321
FMR LLC & FIL	2 March 2009	4.28	1,343
FMR LLC & FIL	2 March 2009	4.28	1,377
FMR LLC & FIL	2 March 2009	4.24	1,392
FMR LLC & FIL	2 March 2009	4.24	1,396
FMR LLC & FIL	2 March 2009	4.24	1,493

FMR LLC & FIL	2 March 2009	4.24	1,554
FMR LLC & FIL	2 March 2009	4.24	1,754
FMR LLC & FIL	2 March 2009	4.24	2,036
FMR LLC & FIL	2 March 2009	4.24	2,050
FMR LLC & FIL	2 March 2009	4.24	2,342
FMR LLC & FIL	2 March 2009	4.24	2,550
FMR LLC & FIL	2 March 2009	4.24	2,680
FMR LLC & FIL	2 March 2009	4.28	2,885
FMR LLC & FIL	2 March 2009	4.24	2,982
FMR LLC & FIL	2 March 2009	4.24	3,040
FMR LLC & FIL	2 March 2009	4.28	3,115
FMR LLC & FIL	2 March 2009	4.28	3,173
FMR LLC & FIL	2 March 2009	4.24	3,405
FMR LLC & FIL	2 March 2009	4.24	3,579
FMR LLC & FIL	2 March 2009	4.28	3,762
FMR LLC & FIL	2 March 2009	4.24	4,107
FMR LLC & FIL	2 March 2009	4.28	4,683
FMR LLC & FIL	2 March 2009	4.28	5,360
FMR LLC & FIL	2 March 2009	4.28	5,936
FMR LLC & FIL	2 March 2009	4.28	6,279
FMR LLC & FIL	2 March 2009	4.24	6,382
FMR LLC & FIL	2 March 2009	4.24	6,474
FMR LLC & FIL	2 March 2009	4.28	6,694
FMR LLC & FIL	2 March 2009	4.28	7,940
FMR LLC & FIL	2 March 2009	4.24	8,137
FMR LLC & FIL	2 March 2009	4.28	8,320
FMR LLC & FIL	2 March 2009	4.28	8,853
FMR LLC & FIL	2 March 2009	4.28	9,040
FMR LLC & FIL	2 March 2009	4.24	15,334
FMR LLC & FIL	2 March 2009	4.28	15,820
FMR LLC & FIL	2 March 2009	4.24	43,047
FMR LLC & FIL	3 March 2009	4.28	1,200
FMR LLC & FIL	3 March 2009	4.28	1,219
FMR LLC & FIL	3 March 2009	4.28	1,414
FMR LLC & FIL	3 March 2009	4.28	1,423
FMR LLC & FIL	3 March 2009	4.28	1,626
FMR LLC & FIL	3 March 2009	4.28	1,772
FMR LLC & FIL	3 March 2009	4.28	1,860
FMR LLC & FIL	3 March 2009	4.18	2,005
FMR LLC & FIL	3 March 2009	4.28	2,069
FMR LLC & FIL	3 March 2009	4.28	2,114
FMR LLC & FIL	3 March 2009	4.18	2,160
FMR LLC & FIL	3 March 2009	4.18	2,207
FMR LLC & FIL	3 March 2009	4.28	2,485
FMR LLC & FIL	3 March 2009	4.28	2,527
FMR LLC & FIL	3 March 2009	4.18	2,610
FMR LLC & FIL	3 March 2009	4.28	2,853
FMR LLC & FIL	3 March 2009	4.18	3,257

FMR LLC & FIL	3 March 2009	4.18	3,750
FMR LLC & FIL	3 March 2009	4.18	4,128
FMR LLC & FIL	3 March 2009	4.18	4,369
FMR LLC & FIL	3 March 2009	4.28	4,429
FMR LLC & FIL	3 March 2009	4.28	4,499
FMR LLC & FIL	3 March 2009	4.18	4,648
FMR LLC & FIL	3 March 2009	4.18	5,487
FMR LLC & FIL	3 March 2009	4.28	5,646
FMR LLC & FIL	3 March 2009	4.18	5,763
FMR LLC & FIL	3 March 2009	4.18	6,123
FMR LLC & FIL	3 March 2009	4.18	6,281
FMR LLC & FIL	3 March 2009	4.28	10,664
FMR LLC & FIL	3 March 2009	4.18	10,996
FMR LLC & FIL	3 March 2009	4.28	29,164
FMR LLC & FIL	4 March 2009	4.40	1,146
FMR LLC & FIL	4 March 2009	4.40	1,172
FMR LLC & FIL	4 March 2009	4.40	1,318
FMR LLC & FIL	4 March 2009	4.40	1,445
FMR LLC & FIL	4 March 2009	4.40	1,508
FMR LLC & FIL	4 March 2009	4.40	1,600
FMR LLC & FIL	4 March 2009	4.37	1,631
FMR LLC & FIL	4 March 2009	4.40	1,677
FMR LLC & FIL	4 March 2009	4.40	1,714
FMR LLC & FIL	4 March 2009	4.37	1,751
FMR LLC & FIL	4 March 2009	4.37	1,788
FMR LLC & FIL	4 March 2009	4.40	2,026
FMR LLC & FIL	4 March 2009	4.40	2,072
FMR LLC & FIL	4 March 2009	4.37	2,116
FMR LLC & FIL	4 March 2009	4.40	2,317
FMR LLC & FIL	4 March 2009	4.37	2,651
FMR LLC & FIL	4 March 2009	4.37	3,040
FMR LLC & FIL	4 March 2009	4.37	3,345
FMR LLC & FIL	4 March 2009	4.37	3,552
FMR LLC & FIL	4 March 2009	4.40	3,592
FMR LLC & FIL	4 March 2009	4.40	3,648
FMR LLC & FIL	4 March 2009	4.37	3,768
FMR LLC & FIL	4 March 2009	4.37	4,450
FMR LLC & FIL	4 March 2009	4.40	4,576
FMR LLC & FIL	4 March 2009	4.37	4,684
FMR LLC & FIL	4 March 2009	4.37	4,966
FMR LLC & FIL	4 March 2009	4.37	5,122
FMR LLC & FIL	4 March 2009	4.40	8,637
FMR LLC & FIL	4 March 2009	4.37	8,917
FMR LLC & FIL	4 March 2009	4.40	23,895
FMR LLC & FIL	5 March 2009	4.30	1,150
FMR LLC & FIL	5 March 2009	4.30	1,150
FMR LLC & FIL	5 March 2009	4.30	1,173
FMR LLC & FIL	5 March 2009	4.30	1,292

FMR LLC & FIL	5 March 2009	4.30	1,343
FMR LLC & FIL	5 March 2009	4.36	1,452
FMR LLC & FIL	5 March 2009	4.30	1,494
FMR LLC & FIL	5 March 2009	4.30	1,524
FMR LLC & FIL	5 March 2009	4.36	1,564
FMR LLC & FIL	5 March 2009	4.36	1,591
FMR LLC & FIL	5 March 2009	4.30	1,812
FMR LLC & FIL	5 March 2009	4.30	1,866
FMR LLC & FIL	5 March 2009	4.36	1,889
FMR LLC & FIL	5 March 2009	4.30	2,061
FMR LLC & FIL	5 March 2009	4.36	2,365
FMR LLC & FIL	5 March 2009	4.36	2,672
FMR LLC & FIL	5 March 2009	4.36	2,977
FMR LLC & FIL	5 March 2009	4.36	3,156
FMR LLC & FIL	5 March 2009	4.30	3,200
FMR LLC & FIL	5 March 2009	4.30	3,245
FMR LLC & FIL	5 March 2009	4.36	3,359
FMR LLC & FIL	5 March 2009	4.36	3,988
FMR LLC & FIL	5 March 2009	4.30	4,077
FMR LLC & FIL	5 March 2009	4.36	4,184
FMR LLC & FIL	5 March 2009	4.36	4,580
FMR LLC & FIL	5 March 2009	4.36	5,032
FMR LLC & FIL	5 March 2009	4.30	7,681
FMR LLC & FIL	5 March 2009	4.36	7,959
FMR LLC & FIL	5 March 2009	4.30	21,520
FMR LLC & FIL	6 March 2009	4.24	1,167
FMR LLC & FIL	6 March 2009	4.24	1,176
FMR LLC & FIL	6 March 2009	4.28	1,189
FMR LLC & FIL	6 March 2009	4.28	1,213
FMR LLC & FIL	6 March 2009	4.28	1,222
FMR LLC & FIL	6 March 2009	4.28	1,297
FMR LLC & FIL	6 March 2009	4.28	1,349
FMR LLC & FIL	6 March 2009	4.28	1,551
FMR LLC & FIL	6 March 2009	4.28	1,768
FMR LLC & FIL	6 March 2009	4.28	1,824
FMR LLC & FIL	6 March 2009	4.28	2,033
FMR LLC & FIL	6 March 2009	4.28	2,239
FMR LLC & FIL	6 March 2009	4.28	2,328
FMR LLC & FIL	6 March 2009	4.24	2,460
FMR LLC & FIL	6 March 2009	4.28	2,589
FMR LLC & FIL	6 March 2009	4.24	2,632
FMR LLC & FIL	6 March 2009	4.28	2,641
FMR LLC & FIL	6 March 2009	4.24	2,758
FMR LLC & FIL	6 March 2009	4.28	3,141
FMR LLC & FIL	6 March 2009	4.24	3,183
FMR LLC & FIL	6 March 2009	4.28	3,233
FMR LLC & FIL	6 March 2009	4.28	3,572
FMR LLC & FIL	6 March 2009	4.24	3,995

FMR LLC & FIL	6 March 2009	4.24	4,580
FMR LLC & FIL	6 March 2009	4.24	5,159
FMR LLC & FIL	6 March 2009	4.24	5,387
FMR LLC & FIL	6 March 2009	4.28	5,545
FMR LLC & FIL	6 March 2009	4.28	5,623
FMR LLC & FIL	6 March 2009	4.24	5,679
FMR LLC & FIL	6 March 2009	4.24	6,743
FMR LLC & FIL	6 March 2009	4.24	7,055
FMR LLC & FIL	6 March 2009	4.28	7,066
FMR LLC & FIL	6 March 2009	4.24	7,937
FMR LLC & FIL	6 March 2009	4.24	8,419
FMR LLC & FIL	6 March 2009	4.28	13,310
FMR LLC & FIL	6 March 2009	4.24	13,416
FMR LLC & FIL	6 March 2009	4.28	37,285
FMR LLC & FIL	9 March 2009	4.21	1,224
FMR LLC & FIL	9 March 2009	4.21	1,300
FMR LLC & FIL	9 March 2009	4.21	1,300
FMR LLC & FIL	9 March 2009	4.21	1,300
FMR LLC & FIL	9 March 2009	4.21	1,300
FMR LLC & FIL	9 March 2009	4.21	1,300
FMR LLC & FIL	9 March 2009	4.21	1,300
FMR LLC & FIL	9 March 2009	4.21	1,300
FMR LLC & FIL	9 March 2009	4.21	1,300
FMR LLC & FIL	9 March 2009	4.21	1,300
FMR LLC & FIL	9 March 2009	4.25	1,300
FMR LLC & FIL	9 March 2009	4.25	1,300
FMR LLC & FIL	9 March 2009	4.21	1,307
FMR LLC & FIL	9 March 2009	4.21	1,328
FMR LLC & FIL	9 March 2009	4.25	1,340
FMR LLC & FIL	9 March 2009	4.25	1,483
FMR LLC & FIL	9 March 2009	4.21	1,516
FMR LLC & FIL	9 March 2009	4.21	1,563
FMR LLC & FIL	9 March 2009	4.25	1,571
FMR LLC & FIL	9 March 2009	4.25	1,572
FMR LLC & FIL	9 March 2009	4.21	1,603
FMR LLC & FIL	9 March 2009	4.21	1,603
FMR LLC & FIL	9 March 2009	4.21	1,715
FMR LLC & FIL	9 March 2009	4.21	1,787
FMR LLC & FIL	9 March 2009	4.21	1,902
FMR LLC & FIL	9 March 2009	4.21	2,031
FMR LLC & FIL	9 March 2009	4.21	2,339
FMR LLC & FIL	9 March 2009	4.21	2,687
FMR LLC & FIL	9 March 2009	4.21	2,937
FMR LLC & FIL	9 March 2009	4.21	3,082
FMR LLC & FIL	9 March 2009	4.25	3,308
FMR LLC & FIL	9 March 2009	4.21	3,429
FMR LLC & FIL	9 March 2009	4.21	3,494
FMR LLC & FIL	9 March 2009	4.25	3,549

FMR LLC & FIL	9 March 2009	4.25	3,651
FMR LLC & FIL	9 March 2009	4.21	4,118
FMR LLC & FIL	9 March 2009	4.21	4,246
FMR LLC & FIL	9 March 2009	4.25	4,288
FMR LLC & FIL	9 March 2009	4.21	4,727
FMR LLC & FIL	9 March 2009	4.25	5,388
FMR LLC & FIL	9 March 2009	4.25	6,142
FMR LLC & FIL	9 March 2009	4.25	6,828
FMR LLC & FIL	9 March 2009	4.25	7,259
FMR LLC & FIL	9 March 2009	4.21	7,335
FMR LLC & FIL	9 March 2009	4.21	7,433
FMR LLC & FIL	9 March 2009	4.25	7,657
FMR LLC & FIL	9 March 2009	4.25	9,122
FMR LLC & FIL	9 March 2009	4.21	9,357
FMR LLC & FIL	9 March 2009	4.25	9,506
FMR LLC & FIL	9 March 2009	4.25	10,413
FMR LLC & FIL	9 March 2009	4.25	11,366
FMR LLC & FIL	9 March 2009	4.21	17,565
FMR LLC & FIL	9 March 2009	4.25	18,080
FMR LLC & FIL	9 March 2009	4.21	48,838
FMR LLC & FIL	**9 March 2009**	**4.26**	**1,975**
FMR LLC & FIL	10 March 2009	4.25	400
FMR LLC & FIL	10 March 2009	4.16	1,159
FMR LLC & FIL	10 March 2009	4.16	1,200
FMR LLC & FIL	10 March 2009	4.25	1,200
FMR LLC & FIL	10 March 2009	4.25	1,200
FMR LLC & FIL	10 March 2009	4.25	1,200
FMR LLC & FIL	10 March 2009	4.25	1,200
FMR LLC & FIL	10 March 2009	4.25	1,200
FMR LLC & FIL	10 March 2009	4.25	1,200
FMR LLC & FIL	10 March 2009	4.25	1,200
FMR LLC & FIL	10 March 2009	4.25	1,200
FMR LLC & FIL	10 March 2009	4.16	1,331
FMR LLC & FIL	10 March 2009	4.25	1,374
FMR LLC & FIL	10 March 2009	4.25	1,430
FMR LLC & FIL	10 March 2009	4.25	1,530
FMR LLC & FIL	10 March 2009	4.25	1,553
FMR LLC & FIL	10 March 2009	4.16	1,588
FMR LLC & FIL	10 March 2009	4.16	1,749
FMR LLC & FIL	10 March 2009	4.25	1,774
FMR LLC & FIL	10 March 2009	4.25	1,814
FMR LLC & FIL	10 March 2009	4.16	1,823
FMR LLC & FIL	10 March 2009	4.16	1,852
FMR LLC & FIL	10 March 2009	4.25	1,875
FMR LLC & FIL	10 March 2009	4.25	1,876
FMR LLC & FIL	10 March 2009	4.25	2,006
FMR LLC & FIL	10 March 2009	4.25	2,090
FMR LLC & FIL	10 March 2009	4.16	2,113

FMR LLC & FIL	10 March 2009	4.25	2,371
FMR LLC & FIL	10 March 2009	4.16	2,487
FMR LLC & FIL	10 March 2009	4.25	2,736
FMR LLC & FIL	10 March 2009	4.25	3,143
FMR LLC & FIL	10 March 2009	4.16	3,340
FMR LLC & FIL	10 March 2009	4.25	3,439
FMR LLC & FIL	10 March 2009	4.25	3,604
FMR LLC & FIL	10 March 2009	4.16	3,904
FMR LLC & FIL	10 March 2009	4.25	4,010
FMR LLC & FIL	10 March 2009	4.25	4,087
FMR LLC & FIL	10 March 2009	4.16	4,268
FMR LLC & FIL	10 March 2009	4.25	4,820
FMR LLC & FIL	10 March 2009	4.25	4,922
FMR LLC & FIL	10 March 2009	4.25	5,536
FMR LLC & FIL	10 March 2009	4.16	7,982
FMR LLC & FIL	10 March 2009	4.16	8,491
FMR LLC & FIL	10 March 2009	4.25	8,584
FMR LLC & FIL	10 March 2009	4.25	8,693
FMR LLC & FIL	10 March 2009	4.16	9,003
FMR LLC & FIL	10 March 2009	4.16	10,015
FMR LLC & FIL	10 March 2009	4.16	10,611
FMR LLC & FIL	10 March 2009	4.16	10,684
FMR LLC & FIL	10 March 2009	4.25	10,942
FMR LLC & FIL	10 March 2009	4.16	11,048
FMR LLC & FIL	10 March 2009	4.16	12,188
FMR LLC & FIL	10 March 2009	4.25	20,515
FMR LLC & FIL	10 March 2009	4.25	56,561
FMR LLC & FIL	11 March 2009	4.47	734
FMR LLC & FIL	11 March 2009	4.47	1,054
FMR LLC & FIL	11 March 2009	4.43	1,200
FMR LLC & FIL	11 March 2009	4.43	1,200
FMR LLC & FIL	11 March 2009	4.47	1,200
FMR LLC & FIL	11 March 2009	4.47	1,200
FMR LLC & FIL	11 March 2009	4.47	1,200
FMR LLC & FIL	11 March 2009	4.47	1,200
FMR LLC & FIL	11 March 2009	4.47	1,200
FMR LLC & FIL	11 March 2009	4.47	1,216
FMR LLC & FIL	11 March 2009	4.43	1,752
FMR LLC & FIL	11 March 2009	4.43	1,856
FMR LLC & FIL	11 March 2009	4.47	1,888
FMR LLC & FIL	11 March 2009	4.47	1,910
FMR LLC & FIL	11 March 2009	4.43	1,976
FMR LLC & FIL	11 March 2009	4.43	2,352
FMR LLC & FIL	11 March 2009	4.47	2,404
FMR LLC & FIL	11 March 2009	4.43	2,666
FMR LLC & FIL	11 March 2009	4.47	4,513
FMR LLC & FIL	11 March 2009	4.47	12,620
FMR LLC & FIL	**11 March 2009**	**4.66**	**1,030**

FMR LLC & FIL	12 March 2009	4.53	1,100
FMR LLC & FIL	12 March 2009	4.53	1,100
FMR LLC & FIL	12 March 2009	4.53	1,346
FMR LLC & FIL	12 March 2009	4.53	1,547
FMR LLC & FIL	12 March 2009	4.53	1,683
FMR LLC & FIL	12 March 2009	4.53	1,773
FMR LLC & FIL	12 March 2009	4.55	1,919
FMR LLC & FIL	12 March 2009	4.53	1,973
FMR LLC & FIL	12 March 2009	4.53	2,011
FMR LLC & FIL	12 March 2009	4.55	2,096
FMR LLC & FIL	12 March 2009	4.53	2,361
FMR LLC & FIL	12 March 2009	4.53	2,459
FMR LLC & FIL	12 March 2009	4.53	2,726
FMR LLC & FIL	12 March 2009	4.55	3,920
FMR LLC & FIL	12 March 2009	4.55	4,171
FMR LLC & FIL	12 March 2009	4.53	4,227
FMR LLC & FIL	12 March 2009	4.53	4,276
FMR LLC & FIL	12 March 2009	4.55	4,418
FMR LLC & FIL	12 March 2009	4.55	5,246
FMR LLC & FIL	12 March 2009	4.53	5,385
FMR LLC & FIL	12 March 2009	4.55	5,969
FMR LLC & FIL	12 March 2009	4.53	10,112
FMR LLC & FIL	12 March 2009	4.53	28,182
FMR LLC & FIL	13 March 2009	4.92	369
FMR LLC & FIL	13 March 2009	4.92	461
FMR LLC & FIL	13 March 2009	4.92	585
FMR LLC & FIL	13 March 2009	4.92	602
FMR LLC & FIL	13 March 2009	4.92	626
FMR LLC & FIL	13 March 2009	4.92	654
FMR LLC & FIL	13 March 2009	4.88	696
FMR LLC & FIL	13 March 2009	4.92	820
FMR LLC & FIL	13 March 2009	4.88	999
FMR LLC & FIL	13 March 2009	4.92	1,019
FMR LLC & FIL	13 March 2009	4.92	1,108
FMR LLC & FIL	13 March 2009	4.92	1,138
FMR LLC & FIL	13 March 2009	4.92	1,155
FMR LLC & FIL	13 March 2009	4.88	1,200
FMR LLC & FIL	13 March 2009	4.88	1,205
FMR LLC & FIL	13 March 2009	4.88	1,304
FMR LLC & FIL	13 March 2009	4.88	1,313
FMR LLC & FIL	13 March 2009	4.92	1,328
FMR LLC & FIL	13 March 2009	4.88	1,393
FMR LLC & FIL	13 March 2009	4.92	1,394
FMR LLC & FIL	13 March 2009	4.92	1,395
FMR LLC & FIL	13 March 2009	4.92	1,406
FMR LLC & FIL	13 March 2009	4.92	1,492
FMR LLC & FIL	13 March 2009	4.92	1,549
FMR LLC & FIL	13 March 2009	4.92	2,035

FMR LLC & FIL	13 March 2009	4.88	2,297
FMR LLC & FIL	13 March 2009	4.92	2,338
FMR LLC & FIL	13 March 2009	4.92	2,577
FMR LLC & FIL	13 March 2009	4.92	2,685
FMR LLC & FIL	13 March 2009	4.88	2,930
FMR LLC & FIL	13 March 2009	4.92	2,988
FMR LLC & FIL	13 March 2009	4.92	3,039
FMR LLC & FIL	13 March 2009	4.88	3,168
FMR LLC & FIL	13 March 2009	4.92	3,614
FMR LLC & FIL	13 March 2009	4.92	3,798
FMR LLC & FIL	13 March 2009	4.92	4,119
FMR LLC & FIL	13 March 2009	4.88	5,925
FMR LLC & FIL	13 March 2009	4.88	6,239
FMR LLC & FIL	13 March 2009	4.88	6,296
FMR LLC & FIL	13 March 2009	4.92	6,405
FMR LLC & FIL	13 March 2009	4.92	6,464
FMR LLC & FIL	13 March 2009	4.88	6,721
FMR LLC & FIL	13 March 2009	4.88	6,736
FMR LLC & FIL	13 March 2009	4.88	7,997
FMR LLC & FIL	13 March 2009	4.92	8,151
FMR LLC & FIL	13 March 2009	4.88	9,135
FMR LLC & FIL	13 March 2009	4.92	15,302
FMR LLC & FIL	13 March 2009	4.92	43,505
FMR LLC & FIL	16 March 2009	4.92	1,217
FMR LLC & FIL	16 March 2009	4.92	1,294
FMR LLC & FIL	16 March 2009	4.92	1,296
FMR LLC & FIL	16 March 2009	4.95	1,317
FMR LLC & FIL	16 March 2009	4.95	1,329
FMR LLC & FIL	16 March 2009	4.92	1,380
FMR LLC & FIL	16 March 2009	4.92	1,385
FMR LLC & FIL	16 March 2009	4.92	1,636
FMR LLC & FIL	16 March 2009	4.95	1,677
FMR LLC & FIL	16 March 2009	4.92	1,865
FMR LLC & FIL	16 March 2009	4.95	3,145
FMR LLC & FIL	16 March 2009	4.95	8,811
FMR LLC & FIL	17 March 2009	4.84	983
FMR LLC & FIL	17 March 2009	4.85	1,004
FMR LLC & FIL	17 March 2009	4.85	1,096
FMR LLC & FIL	17 March 2009	4.84	1,100
FMR LLC & FIL	17 March 2009	4.84	1,100
FMR LLC & FIL	17 March 2009	4.85	1,156
FMR LLC & FIL	17 March 2009	4.84	1,255
FMR LLC & FIL	17 March 2009	4.85	1,286
FMR LLC & FIL	17 March 2009	4.85	1,305
FMR LLC & FIL	17 March 2009	4.84	1,360
FMR LLC & FIL	17 March 2009	4.85	1,419
FMR LLC & FIL	17 March 2009	4.85	1,539
FMR LLC & FIL	17 March 2009	4.85	1,769

FMR LLC & FIL	17 March 2009	4.85	1,797
FMR LLC & FIL	17 March 2009	4.84	2,543
FMR LLC & FIL	17 March 2009	4.84	2,664
FMR LLC & FIL	17 March 2009	4.84	2,703
FMR LLC & FIL	17 March 2009	4.85	2,757
FMR LLC & FIL	17 March 2009	4.85	2,778
FMR LLC & FIL	17 March 2009	4.84	2,858
FMR LLC & FIL	17 March 2009	4.84	2,889
FMR LLC & FIL	17 March 2009	4.84	3,424
FMR LLC & FIL	17 March 2009	4.85	3,507
FMR LLC & FIL	17 March 2009	4.84	3,888
FMR LLC & FIL	17 March 2009	4.85	6,589
FMR LLC & FIL	17 March 2009	4.85	18,247
FMR LLC & FIL	18 March 2009	5.11	639
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.11	1,000
FMR LLC & FIL	18 March 2009	5.12	1,000
FMR LLC & FIL	18 March 2009	5.12	1,000
FMR LLC & FIL	18 March 2009	5.12	1,000
FMR LLC & FIL	18 March 2009	5.12	1,000
FMR LLC & FIL	18 March 2009	5.12	1,000
FMR LLC & FIL	18 March 2009	5.12	1,000
FMR LLC & FIL	18 March 2009	5.12	1,000
FMR LLC & FIL	18 March 2009	5.12	1,000
FMR LLC & FIL	18 March 2009	5.11	1,172
FMR LLC & FIL	18 March 2009	5.12	1,313
FMR LLC & FIL	18 March 2009	5.11	1,331
FMR LLC & FIL	18 March 2009	5.11	1,347
FMR LLC & FIL	18 March 2009	5.11	1,474
FMR LLC & FIL	18 March 2009	5.11	1,548
FMR LLC & FIL	18 March 2009	5.12	1,676
FMR LLC & FIL	18 March 2009	5.11	1,722
FMR LLC & FIL	18 March 2009	5.11	1,750
FMR LLC & FIL	18 March 2009	5.12	1,823
FMR LLC & FIL	18 March 2009	5.11	1,930

FMR LLC & FIL	18 March 2009	5.11	2,069
FMR LLC & FIL	18 March 2009	5.11	2,375
FMR LLC & FIL	18 March 2009	5.11	2,499
FMR LLC & FIL	18 March 2009	5.12	2,673
FMR LLC & FIL	18 March 2009	5.12	3,408
FMR LLC & FIL	18 March 2009	5.11	3,493
FMR LLC & FIL	18 March 2009	5.12	3,587
FMR LLC & FIL	18 March 2009	5.12	3,625
FMR LLC & FIL	18 March 2009	5.11	3,688
FMR LLC & FIL	18 March 2009	5.11	3,725
FMR LLC & FIL	18 March 2009	5.12	3,872
FMR LLC & FIL	18 March 2009	5.12	4,565
FMR LLC & FIL	18 March 2009	5.11	4,698
FMR LLC & FIL	18 March 2009	5.12	5,230
FMR LLC & FIL	18 March 2009	5.11	8,871
FMR LLC & FIL	18 March 2009	5.11	25,077
FMR LLC & FIL	18 March 2009	5.11	60,312
FMR LLC & FIL	19 March 2009	5.37	738
FMR LLC & FIL	19 March 2009	5.30	950
FMR LLC & FIL	19 March 2009	5.37	950
FMR LLC & FIL	19 March 2009	5.37	950
FMR LLC & FIL	19 March 2009	5.37	950
FMR LLC & FIL	19 March 2009	5.37	950
FMR LLC & FIL	19 March 2009	5.37	977
FMR LLC & FIL	19 March 2009	5.30	1,000
FMR LLC & FIL	19 March 2009	5.37	1,009
FMR LLC & FIL	19 March 2009	5.30	1,136
FMR LLC & FIL	19 March 2009	5.30	1,187
FMR LLC & FIL	19 March 2009	5.37	1,216
FMR LLC & FIL	19 March 2009	5.30	1,350
FMR LLC & FIL	19 March 2009	5.37	1,357
FMR LLC & FIL	19 March 2009	5.37	1,376
FMR LLC & FIL	19 March 2009	5.30	1,561
FMR LLC & FIL	19 March 2009	5.30	1,589
FMR LLC & FIL	19 March 2009	5.37	1,598
FMR LLC & FIL	19 March 2009	5.30	1,600
FMR LLC & FIL	19 March 2009	5.30	1,660
FMR LLC & FIL	19 March 2009	5.37	1,662
FMR LLC & FIL	19 March 2009	5.37	1,664
FMR LLC & FIL	19 March 2009	5.37	1,695
FMR LLC & FIL	19 March 2009	5.37	1,778
FMR LLC & FIL	19 March 2009	5.37	1,852
FMR LLC & FIL	19 March 2009	5.30	2,021
FMR LLC & FIL	19 March 2009	5.37	2,424
FMR LLC & FIL	19 March 2009	5.30	2,728
FMR LLC & FIL	19 March 2009	5.37	2,787
FMR LLC & FIL	19 March 2009	5.37	3,105
FMR LLC & FIL	19 March 2009	5.37	3,201

FMR LLC & FIL	19 March 2009	5.37	3,562
FMR LLC & FIL	19 March 2009	5.37	3,621
FMR LLC & FIL	19 March 2009	5.30	3,771
FMR LLC & FIL	19 March 2009	5.37	4,072
FMR LLC & FIL	19 March 2009	5.37	4,358
FMR LLC & FIL	19 March 2009	5.30	4,889
FMR LLC & FIL	19 March 2009	5.37	4,915
FMR LLC & FIL	19 March 2009	5.37	5,338
FMR LLC & FIL	19 March 2009	5.30	7,050
FMR LLC & FIL	19 March 2009	5.37	7,320
FMR LLC & FIL	19 March 2009	5.30	7,403
FMR LLC & FIL	19 March 2009	5.30	7,416
FMR LLC & FIL	19 March 2009	5.30	7,513
FMR LLC & FIL	19 March 2009	5.37	7,630
FMR LLC & FIL	19 March 2009	5.37	7,706
FMR LLC & FIL	19 March 2009	5.30	7,987
FMR LLC & FIL	19 March 2009	5.30	9,426
FMR LLC & FIL	19 March 2009	5.37	9,717
FMR LLC & FIL	19 March 2009	5.30	9,942
FMR LLC & FIL	19 March 2009	5.30	11,010
FMR LLC & FIL	19 March 2009	5.30	14,818
FMR LLC & FIL	19 March 2009	5.30	16,555
FMR LLC & FIL	19 March 2009	5.37	18,392
FMR LLC & FIL	19 March 2009	5.37	52,708
FMR LLC & FIL	19 March 2009	5.37	126,253
FMR LLC & FIL	20 March 2009	5.35	524
FMR LLC & FIL	20 March 2009	5.32	789
FMR LLC & FIL	20 March 2009	5.32	900
FMR LLC & FIL	20 March 2009	5.32	900
FMR LLC & FIL	20 March 2009	5.32	900
FMR LLC & FIL	20 March 2009	5.32	900
FMR LLC & FIL	20 March 2009	5.32	900
FMR LLC & FIL	20 March 2009	5.32	900
FMR LLC & FIL	20 March 2009	5.32	900
FMR LLC & FIL	20 March 2009	5.35	900
FMR LLC & FIL	20 March 2009	5.35	900
FMR LLC & FIL	20 March 2009	5.35	900
FMR LLC & FIL	20 March 2009	5.35	900
FMR LLC & FIL	20 March 2009	5.35	900
FMR LLC & FIL	20 March 2009	5.35	900
FMR LLC & FIL	20 March 2009	5.35	900
FMR LLC & FIL	20 March 2009	5.35	900
FMR LLC & FIL	20 March 2009	5.35	900
FMR LLC & FIL	20 March 2009	5.35	900
FMR LLC & FIL	20 March 2009	5.35	900
FMR LLC & FIL	20 March 2009	5.35	900
FMR LLC & FIL	20 March 2009	5.35	900
FMR LLC & FIL	20 March 2009	5.35	991

FMR LLC & FIL	20 March 2009	5.35	1,140
FMR LLC & FIL	20 March 2009	5.32	1,142
FMR LLC & FIL	20 March 2009	5.35	1,270
FMR LLC & FIL	20 March 2009	5.35	1,309
FMR LLC & FIL	20 March 2009	5.35	1,457
FMR LLC & FIL	20 March 2009	5.35	1,481
FMR LLC & FIL	20 March 2009	5.32	1,542
FMR LLC & FIL	20 March 2009	5.35	1,665
FMR LLC & FIL	20 March 2009	5.32	1,749
FMR LLC & FIL	20 March 2009	5.35	1,782
FMR LLC & FIL	20 March 2009	5.35	2,010
FMR LLC & FIL	20 March 2009	5.32	2,119
FMR LLC & FIL	20 March 2009	5.35	2,183
FMR LLC & FIL	20 March 2009	5.32	2,883
FMR LLC & FIL	20 March 2009	5.35	2,998
FMR LLC & FIL	20 March 2009	5.32	3,082
FMR LLC & FIL	20 March 2009	5.35	3,120
FMR LLC & FIL	20 March 2009	5.35	3,151
FMR LLC & FIL	20 March 2009	5.32	3,218
FMR LLC & FIL	20 March 2009	5.32	3,227
FMR LLC & FIL	20 March 2009	5.32	3,334
FMR LLC & FIL	20 March 2009	5.35	3,974
FMR LLC & FIL	20 March 2009	5.32	4,311
FMR LLC & FIL	20 March 2009	5.32	4,503
FMR LLC & FIL	20 March 2009	5.32	6,386
FMR LLC & FIL	20 March 2009	5.32	7,177
FMR LLC & FIL	20 March 2009	5.35	7,522
FMR LLC & FIL	20 March 2009	5.35	21,557
FMR LLC & FIL	20 March 2009	5.35	51,969
FMR LLC & FIL	23 March 2009	5.42	897
FMR LLC & FIL	23 March 2009	5.33	903
FMR LLC & FIL	23 March 2009	5.42	937
FMR LLC & FIL	23 March 2009	5.42	1,266
FMR LLC & FIL	23 March 2009	5.33	1,291
FMR LLC & FIL	23 March 2009	5.33	1,300
FMR LLC & FIL	23 March 2009	5.33	1,369
FMR LLC & FIL	23 March 2009	5.33	1,372
FMR LLC & FIL	23 March 2009	5.42	1,396
FMR LLC & FIL	23 March 2009	5.42	1,409
FMR LLC & FIL	23 March 2009	5.33	1,423
FMR LLC & FIL	23 March 2009	5.42	1,780
FMR LLC & FIL	23 March 2009	5.33	1,835
FMR LLC & FIL	23 March 2009	5.33	1,969
FMR LLC & FIL	23 March 2009	5.33	2,174
FMR LLC & FIL	23 March 2009	5.33	2,740
FMR LLC & FIL	23 March 2009	5.33	3,086
FMR LLC & FIL	23 March 2009	5.42	3,336
FMR LLC & FIL	23 March 2009	5.42	9,239

FMR LLC & FIL	23 March 2009	5.42	22,031
FMR LLC & FIL	24 March 2009	5.65	40
FMR LLC & FIL	24 March 2009	5.68	53
FMR LLC & FIL	24 March 2009	5.65	75
FMR LLC & FIL	24 March 2009	5.65	77
FMR LLC & FIL	24 March 2009	5.65	85
FMR LLC & FIL	24 March 2009	5.68	89
FMR LLC & FIL	24 March 2009	5.65	105
FMR LLC & FIL	24 March 2009	5.68	126
FMR LLC & FIL	24 March 2009	5.65	130
FMR LLC & FIL	24 March 2009	5.65	146
FMR LLC & FIL	24 March 2009	5.65	148
FMR LLC & FIL	24 March 2009	5.65	168
FMR LLC & FIL	24 March 2009	5.68	168
FMR LLC & FIL	24 March 2009	5.68	171
FMR LLC & FIL	24 March 2009	5.68	177
FMR LLC & FIL	24 March 2009	5.65	178
FMR LLC & FIL	24 March 2009	5.65	179
FMR LLC & FIL	24 March 2009	5.65	180
FMR LLC & FIL	24 March 2009	5.65	191
FMR LLC & FIL	24 March 2009	5.65	199
FMR LLC & FIL	24 March 2009	5.68	230
FMR LLC & FIL	24 March 2009	5.65	260
FMR LLC & FIL	24 March 2009	5.68	288
FMR LLC & FIL	24 March 2009	5.65	300
FMR LLC & FIL	24 March 2009	5.65	330
FMR LLC & FIL	24 March 2009	5.65	345
FMR LLC & FIL	24 March 2009	5.65	384
FMR LLC & FIL	24 March 2009	5.65	389
FMR LLC & FIL	24 March 2009	5.68	406
FMR LLC & FIL	24 March 2009	5.65	424
FMR LLC & FIL	24 March 2009	5.65	463
FMR LLC & FIL	24 March 2009	5.65	528
FMR LLC & FIL	24 March 2009	5.68	537
FMR LLC & FIL	24 March 2009	5.65	571
FMR LLC & FIL	24 March 2009	5.65	673
FMR LLC & FIL	24 March 2009	5.68	759
FMR LLC & FIL	24 March 2009	5.65	772
FMR LLC & FIL	24 March 2009	5.68	776
FMR LLC & FIL	24 March 2009	5.65	804
FMR LLC & FIL	24 March 2009	5.68	805
FMR LLC & FIL	24 March 2009	5.68	815
FMR LLC & FIL	24 March 2009	5.65	822
FMR LLC & FIL	24 March 2009	5.65	829
FMR LLC & FIL	24 March 2009	5.68	843
FMR LLC & FIL	24 March 2009	5.65	1,048
FMR LLC & FIL	24 March 2009	5.68	1,093
FMR LLC & FIL	24 March 2009	5.68	1,171

FMR LLC & FIL	24 March 2009	5.68	1,433
FMR LLC & FIL	24 March 2009	5.68	1,654
FMR LLC & FIL	24 March 2009	5.68	1,857
FMR LLC & FIL	24 March 2009	5.65	1,973
FMR LLC & FIL	24 March 2009	5.65	4,648
FMR LLC & FIL	24 March 2009	5.65	5,628
FMR LLC & FIL	24 March 2009	5.65	13,457
FMR LLC & FIL	25 March 2009	5.75	898
FMR LLC & FIL	25 March 2009	5.75	1,018
FMR LLC & FIL	25 March 2009	5.71	1,029
FMR LLC & FIL	25 March 2009	5.75	1,052
FMR LLC & FIL	25 March 2009	5.71	1,055
FMR LLC & FIL	25 March 2009	5.71	1,096
FMR LLC & FIL	25 March 2009	5.71	1,110
FMR LLC & FIL	25 March 2009	5.75	1,114
FMR LLC & FIL	25 March 2009	5.75	1,124
FMR LLC & FIL	25 March 2009	5.71	1,155
FMR LLC & FIL	25 March 2009	5.75	1,420
FMR LLC & FIL	25 March 2009	5.71	1,492
FMR LLC & FIL	25 March 2009	5.71	1,567
FMR LLC & FIL	25 March 2009	5.71	1,955
FMR LLC & FIL	25 March 2009	5.71	2,222
FMR LLC & FIL	25 March 2009	5.71	2,506
FMR LLC & FIL	25 March 2009	5.75	2,674
FMR LLC & FIL	25 March 2009	5.75	5,947
FMR LLC & FIL	25 March 2009	5.75	7,388
FMR LLC & FIL	25 March 2009	5.75	17,678
FMR LLC & FIL	26 March 2009	5.93	800
FMR LLC & FIL	26 March 2009	5.93	800
FMR LLC & FIL	26 March 2009	5.93	800
FMR LLC & FIL	26 March 2009	5.93	800
FMR LLC & FIL	26 March 2009	5.93	800
FMR LLC & FIL	26 March 2009	5.93	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800

FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	800
FMR LLC & FIL	26 March 2009	5.98	802
FMR LLC & FIL	26 March 2009	5.98	814
FMR LLC & FIL	26 March 2009	5.93	848
FMR LLC & FIL	26 March 2009	5.98	873
FMR LLC & FIL	26 March 2009	5.98	958
FMR LLC & FIL	26 March 2009	5.93	981
FMR LLC & FIL	26 March 2009	5.98	1,105
FMR LLC & FIL	26 March 2009	5.93	1,133
FMR LLC & FIL	26 March 2009	5.98	1,168
FMR LLC & FIL	26 March 2009	5.98	1,388
FMR LLC & FIL	26 March 2009	5.98	1,579
FMR LLC & FIL	26 March 2009	5.93	1,585
FMR LLC & FIL	26 March 2009	5.93	1,623
FMR LLC & FIL	26 March 2009	5.98	1,637
FMR LLC & FIL	26 March 2009	5.93	1,682
FMR LLC & FIL	26 March 2009	5.93	1,713
FMR LLC & FIL	26 March 2009	5.98	1,718
FMR LLC & FIL	26 March 2009	5.98	1,734
FMR LLC & FIL	26 March 2009	5.93	1,775
FMR LLC & FIL	26 March 2009	5.98	2,190
FMR LLC & FIL	26 March 2009	5.93	2,301
FMR LLC & FIL	26 March 2009	5.93	2,419
FMR LLC & FIL	26 March 2009	5.93	3,001
FMR LLC & FIL	26 March 2009	5.93	3,452
FMR LLC & FIL	26 March 2009	5.93	3,883
FMR LLC & FIL	26 March 2009	5.98	4,123
FMR LLC & FIL	26 March 2009	5.98	9,260
FMR LLC & FIL	26 March 2009	5.98	11,543
FMR LLC & FIL	26 March 2009	5.98	27,427
FMR LLC & FIL	27 March 2009	5.78	787
FMR LLC & FIL	27 March 2009	5.78	904
FMR LLC & FIL	27 March 2009	5.89	930
FMR LLC & FIL	27 March 2009	5.78	958
FMR LLC & FIL	27 March 2009	5.78	1,140
FMR LLC & FIL	27 March 2009	5.89	1,294
FMR LLC & FIL	27 March 2009	5.78	1,308
FMR LLC & FIL	27 March 2009	5.78	1,339
FMR LLC & FIL	27 March 2009	5.89	1,352
FMR LLC & FIL	27 March 2009	5.89	1,381
FMR LLC & FIL	27 March 2009	5.78	1,400
FMR LLC & FIL	27 March 2009	5.89	1,406
FMR LLC & FIL	27 March 2009	5.78	1,416
FMR LLC & FIL	27 March 2009	5.89	1,472
FMR LLC & FIL	27 March 2009	5.78	1,787
FMR LLC & FIL	27 March 2009	5.89	1,888

FMR LLC & FIL	27 March 2009	5.89	1,989
FMR LLC & FIL	27 March 2009	5.89	2,453
FMR LLC & FIL	27 March 2009	5.89	2,833
FMR LLC & FIL	27 March 2009	5.89	3,201
FMR LLC & FIL	27 March 2009	5.78	3,371
FMR LLC & FIL	27 March 2009	5.78	7,581
FMR LLC & FIL	27 March 2009	5.78	9,481
FMR LLC & FIL	27 March 2009	5.78	22,609
FMR LLC & FIL	30 March 2009	5.74	97
FMR LLC & FIL	30 March 2009	5.74	100
FMR LLC & FIL	30 March 2009	5.74	109
FMR LLC & FIL	30 March 2009	5.83	115
FMR LLC & FIL	30 March 2009	5.74	136
FMR LLC & FIL	30 March 2009	5.74	170
FMR LLC & FIL	30 March 2009	5.74	189
FMR LLC & FIL	30 March 2009	5.74	191
FMR LLC & FIL	30 March 2009	5.74	213
FMR LLC & FIL	30 March 2009	5.74	225
FMR LLC & FIL	30 March 2009	5.83	227
FMR LLC & FIL	30 March 2009	5.83	230
FMR LLC & FIL	30 March 2009	5.74	231
FMR LLC & FIL	30 March 2009	5.74	231
FMR LLC & FIL	30 March 2009	5.74	247
FMR LLC & FIL	30 March 2009	5.74	257
FMR LLC & FIL	30 March 2009	5.83	304
FMR LLC & FIL	30 March 2009	5.74	337
FMR LLC & FIL	30 March 2009	5.74	363
FMR LLC & FIL	30 March 2009	5.74	388
FMR LLC & FIL	30 March 2009	5.74	424
FMR LLC & FIL	30 March 2009	5.74	446
FMR LLC & FIL	30 March 2009	5.74	496
FMR LLC & FIL	30 March 2009	5.74	504
FMR LLC & FIL	30 March 2009	5.83	524
FMR LLC & FIL	30 March 2009	5.74	596
FMR LLC & FIL	30 March 2009	5.74	685
FMR LLC & FIL	30 March 2009	5.74	720
FMR LLC & FIL	30 March 2009	5.74	868
FMR LLC & FIL	30 March 2009	5.74	900
FMR LLC & FIL	30 March 2009	5.74	900
FMR LLC & FIL	30 March 2009	5.83	900
FMR LLC & FIL	30 March 2009	5.83	900
FMR LLC & FIL	30 March 2009	5.83	900
FMR LLC & FIL	30 March 2009	5.83	981
FMR LLC & FIL	30 March 2009	5.74	984
FMR LLC & FIL	30 March 2009	5.74	996
FMR LLC & FIL	30 March 2009	5.83	1,046
FMR LLC & FIL	30 March 2009	5.83	1,050
FMR LLC & FIL	30 March 2009	5.74	1,061

FMR LLC & FIL	30 March 2009	5.74	1,074
FMR LLC & FIL	30 March 2009	5.83	1,080
FMR LLC & FIL	30 March 2009	5.83	1,135
FMR LLC & FIL	30 March 2009	5.83	1,454
FMR LLC & FIL	30 March 2009	5.83	1,505
FMR LLC & FIL	30 March 2009	5.83	1,867
FMR LLC & FIL	30 March 2009	5.83	2,154
FMR LLC & FIL	30 March 2009	5.83	2,433
FMR LLC & FIL	30 March 2009	5.74	2,515
FMR LLC & FIL	30 March 2009	5.74	5,644
FMR LLC & FIL	30 March 2009	5.74	7,120
FMR LLC & FIL	30 March 2009	5.74	16,991
FMR LLC & FIL	31 March 2009	5.92	178
FMR LLC & FIL	31 March 2009	5.92	224
FMR LLC & FIL	31 March 2009	5.92	248
FMR LLC & FIL	31 March 2009	5.92	251
FMR LLC & FIL	31 March 2009	5.92	278
FMR LLC & FIL	31 March 2009	5.92	302
FMR LLC & FIL	31 March 2009	5.92	304
FMR LLC & FIL	31 March 2009	5.92	325
FMR LLC & FIL	31 March 2009	5.92	339
FMR LLC & FIL	31 March 2009	5.92	393
FMR LLC & FIL	31 March 2009	5.92	671
FMR LLC & FIL	31 March 2009	5.92	736
FMR LLC & FIL	31 March 2009	5.80	900
FMR LLC & FIL	31 March 2009	5.80	900
FMR LLC & FIL	31 March 2009	5.80	900
FMR LLC & FIL	31 March 2009	5.92	900
FMR LLC & FIL	31 March 2009	5.92	900
FMR LLC & FIL	31 March 2009	5.92	900
FMR LLC & FIL	31 March 2009	5.80	922
FMR LLC & FIL	31 March 2009	5.80	946
FMR LLC & FIL	31 March 2009	5.92	947
FMR LLC & FIL	31 March 2009	5.80	1,050
FMR LLC & FIL	31 March 2009	5.92	1,167
FMR LLC & FIL	31 March 2009	5.92	1,299
FMR LLC & FIL	31 March 2009	5.92	1,302
FMR LLC & FIL	31 March 2009	5.92	1,309
FMR LLC & FIL	31 March 2009	5.80	1,366
FMR LLC & FIL	31 March 2009	5.80	1,379
FMR LLC & FIL	31 March 2009	5.92	1,393
FMR LLC & FIL	31 March 2009	5.80	1,424
FMR LLC & FIL	31 March 2009	5.80	1,488
FMR LLC & FIL	31 March 2009	5.92	1,500
FMR LLC & FIL	31 March 2009	5.92	1,792
FMR LLC & FIL	31 March 2009	5.80	1,922
FMR LLC & FIL	31 March 2009	5.92	2,248
FMR LLC & FIL	31 March 2009	5.80	2,484

FMR LLC & FIL	31 March 2009	5.92	2,488
FMR LLC & FIL	31 March 2009	5.92	2,523
FMR LLC & FIL	31 March 2009	5.92	2,787
FMR LLC & FIL	31 March 2009	5.80	2,833
FMR LLC & FIL	31 March 2009	5.92	2,902
FMR LLC & FIL	31 March 2009	5.80	2,952
FMR LLC & FIL	31 March 2009	5.92	3,031
FMR LLC & FIL	31 March 2009	5.92	3,048
FMR LLC & FIL	31 March 2009	5.80	3,190
FMR LLC & FIL	31 March 2009	5.92	3,256
FMR LLC & FIL	31 March 2009	5.92	3,399
FMR LLC & FIL	31 March 2009	5.92	3,841
FMR LLC & FIL	31 March 2009	5.80	4,127
FMR LLC & FIL	31 March 2009	5.92	4,159
FMR LLC & FIL	31 March 2009	5.92	5,077
FMR LLC & FIL	31 March 2009	5.80	5,432
FMR LLC & FIL	31 March 2009	5.92	5,531
FMR LLC & FIL	31 March 2009	5.80	5,785
FMR LLC & FIL	31 March 2009	5.92	6,059
FMR LLC & FIL	31 March 2009	5.92	7,253
FMR LLC & FIL	31 March 2009	5.92	7,419
FMR LLC & FIL	31 March 2009	5.92	7,430
FMR LLC & FIL	31 March 2009	5.80	8,117
FMR LLC & FIL	31 March 2009	5.92	8,123
FMR LLC & FIL	31 March 2009	5.92	8,713
FMR LLC & FIL	31 March 2009	5.80	9,482
FMR LLC & FIL	31 March 2009	5.92	9,491
FMR LLC & FIL	31 March 2009	5.80	9,747
FMR LLC & FIL	31 March 2009	5.92	11,697
FMR LLC & FIL	31 March 2009	5.92	13,015
FMR LLC & FIL	31 March 2009	5.92	13,118
FMR LLC & FIL	31 March 2009	5.80	13,687
FMR LLC & FIL	31 March 2009	5.80	13,819
FMR LLC & FIL	31 March 2009	5.92	13,955
FMR LLC & FIL	31 March 2009	5.80	14,268
FMR LLC & FIL	31 March 2009	5.80	14,911
FMR LLC & FIL	31 March 2009	5.80	19,260
FMR LLC & FIL	31 March 2009	5.92	22,347
FMR LLC & FIL	31 March 2009	5.80	28,379
FMR LLC & FIL	31 March 2009	5.92	30,169
FMR LLC & FIL	31 March 2009	5.80	31,956
FMR LLC & FIL	31 March 2009	5.92	74,314
FMR LLC & FIL	31 March 2009	5.92	223,701
FMR LLC & FIL	1 April 2009	5.95	374
FMR LLC & FIL	1 April 2009	5.95	470
FMR LLC & FIL	1 April 2009	5.95	474
FMR LLC & FIL	1 April 2009	5.95	493
FMR LLC & FIL	1 April 2009	5.95	520

FMR LLC & FIL	1 April 2009	5.95	527
FMR LLC & FIL	1 April 2009	5.95	583
FMR LLC & FIL	1 April 2009	5.95	634
FMR LLC & FIL	1 April 2009	5.95	637
FMR LLC & FIL	1 April 2009	5.95	681
FMR LLC & FIL	1 April 2009	5.95	711
FMR LLC & FIL	1 April 2009	5.97	881
FMR LLC & FIL	1 April 2009	5.95	1,517
FMR LLC & FIL	1 April 2009	5.95	1,985
FMR LLC & FIL	1 April 2009	5.97	2,010
FMR LLC & FIL	1 April 2009	5.95	2,124
FMR LLC & FIL	1 April 2009	5.95	2,845
FMR LLC & FIL	1 April 2009	5.97	2,907
FMR LLC & FIL	1 April 2009	5.97	2,929
FMR LLC & FIL	1 April 2009	5.97	3,022
FMR LLC & FIL	1 April 2009	5.97	3,148
FMR LLC & FIL	1 April 2009	5.97	4,082
FMR LLC & FIL	1 April 2009	5.97	6,575
FMR LLC & FIL	1 April 2009	5.97	6,944
FMR LLC & FIL	1 April 2009	5.95	11,347
FMR LLC & FIL	1 April 2009	5.95	16,139
FMR LLC & FIL	2 April 2009	6.27	459
FMR LLC & FIL	2 April 2009	6.27	736
FMR LLC & FIL	2 April 2009	6.27	860
FMR LLC & FIL	2 April 2009	6.14	900
FMR LLC & FIL	2 April 2009	6.27	900
FMR LLC & FIL	2 April 2009	6.27	957
FMR LLC & FIL	2 April 2009	6.14	1,058
FMR LLC & FIL	2 April 2009	6.27	1,078
FMR LLC & FIL	2 April 2009	6.27	1,212
FMR LLC & FIL	2 April 2009	6.14	1,426
FMR LLC & FIL	2 April 2009	6.27	1,463
FMR LLC & FIL	2 April 2009	6.27	1,470
FMR LLC & FIL	2 April 2009	6.27	1,714
FMR LLC & FIL	2 April 2009	6.27	1,775
FMR LLC & FIL	2 April 2009	6.27	1,897
FMR LLC & FIL	2 April 2009	6.14	1,988
FMR LLC & FIL	2 April 2009	6.27	3,480
FMR LLC & FIL	2 April 2009	6.14	4,456
FMR LLC & FIL	2 April 2009	6.27	6,481
FMR LLC & FIL	2 April 2009	6.14	6,491
FMR LLC & FIL	2 April 2009	6.14	6,598
FMR LLC & FIL	2 April 2009	6.14	6,717
FMR LLC & FIL	2 April 2009	6.14	7,055
FMR LLC & FIL	2 April 2009	6.14	9,053
FMR LLC & FIL	2 April 2009	6.14	14,718
FMR LLC & FIL	2 April 2009	6.14	15,589
FMR LLC & FIL	2 April 2009	6.27	36,712

FMR LLC & FIL	3 April 2009	6.54	258
FMR LLC & FIL	3 April 2009	6.54	771
FMR LLC & FIL	3 April 2009	6.54	800
FMR LLC & FIL	3 April 2009	6.54	812
FMR LLC & FIL	3 April 2009	6.56	882
FMR LLC & FIL	3 April 2009	6.56	886
FMR LLC & FIL	3 April 2009	6.54	1,171
FMR LLC & FIL	3 April 2009	6.56	1,203
FMR LLC & FIL	3 April 2009	6.54	1,246
FMR LLC & FIL	3 April 2009	6.54	1,610
FMR LLC & FIL	3 April 2009	6.56	1,695
FMR LLC & FIL	3 April 2009	6.54	2,867
FMR LLC & FIL	3 April 2009	6.56	3,789
FMR LLC & FIL	3 April 2009	6.56	4,634
FMR LLC & FIL	3 April 2009	6.54	5,481
FMR LLC & FIL	3 April 2009	6.56	5,505
FMR LLC & FIL	3 April 2009	6.56	5,712
FMR LLC & FIL	3 April 2009	6.56	5,976
FMR LLC & FIL	3 April 2009	6.56	7,705
FMR LLC & FIL	3 April 2009	6.56	12,569
FMR LLC & FIL	3 April 2009	6.56	13,327
FMR LLC & FIL	3 April 2009	6.54	31,071
FMR LLC & FIL	6 April 2009	6.26	4,422
FMR LLC & FIL	6 April 2009	6.30	11,202
FMR LLC & FIL	6 April 2009	6.30	25,056
FMR LLC & FIL	6 April 2009	6.30	30,605
FMR LLC & FIL	6 April 2009	6.26	36,058
FMR LLC & FIL	7 April 2009	5.87	4,400
FMR LLC & FIL	7 April 2009	5.99	16,101
FMR LLC & FIL	7 April 2009	5.92	18,065
FMR LLC & FIL	7 April 2009	5.92	18,583
FMR LLC & FIL	7 April 2009	5.92	18,890
FMR LLC & FIL	7 April 2009	5.92	25,091
FMR LLC & FIL	7 April 2009	5.99	25,319
FMR LLC & FIL	7 April 2009	5.99	26,044
FMR LLC & FIL	7 April 2009	5.99	26,475
FMR LLC & FIL	7 April 2009	5.99	35,166
FMR LLC & FIL	7 April 2009	5.92	39,980
FMR LLC & FIL	7 April 2009	5.92	42,391
FMR LLC & FIL	7 April 2009	5.99	56,033
FMR LLC & FIL	7 April 2009	5.99	59,414
FMR LLC & FIL	8 April 2009	5.89	15,438
FMR LLC & FIL	8 April 2009	5.89	20,047
FMR LLC & FIL	8 April 2009	5.89	21,607
FMR LLC & FIL	8 April 2009	5.89	31,372
FMR LLC & FIL	8 April 2009	5.89	50,619
FMR LLC & FIL	8 April 2009	5.89	55,534
FMR LLC & FIL	**8 April 2009**	**5.93**	**474**

FMR LLC & FIL	9 April 2009	5.97	3,890
FMR LLC & FIL	14 April 2009	6.27	4,540
FMR LLC & FIL	14 April 2009	6.27	15,871
FMR LLC & FIL	14 April 2009	6.23	49,439
FMR LLC & FIL	14 April 2009	6.23	77,318
FMR LLC & FIL	15 April 2009	6.31	4,860
FMR LLC & FIL	15 April 2009	6.31	13,787
FMR LLC & FIL	15 April 2009	6.27	42,523
FMR LLC & FIL	15 April 2009	6.27	66,523
FMR LLC & FIL	16 April 2009	6.52	3,342
FMR LLC & FIL	16 April 2009	6.47	20,541
FMR LLC & FIL	16 April 2009	6.47	32,125
FMR LLC & FIL	17 April 2009	6.56	34,598
FMR LLC & FIL	17 April 2009	6.56	54,080
FMR LLC & FIL	20 April 2009	6.31	2,000
FMR LLC & FIL	22 April 2009	6.24	7,000
FMR LLC & FIL	24 April 2009	6.49	5,192
FMR LLC & FIL	24 April 2009	6.49	11,078
FMR LLC & FIL	24 April 2009	6.62	20,000
FMR LLC & FIL	29 April 2009	7.05	1,266
FMR LLC & FIL	29 April 2009	7.05	5,792
FMR LLC & FIL	29 April 2009	7.05	18,844
FMR LLC & FIL	29 April 2009	7.05	19,836
FMR LLC & FIL	30 April 2009	7.63	1,963
FMR LLC & FIL	30 April 2009	7.63	28,986
FMR LLC & FIL	30 April 2009	7.63	30,399
FMR LLC & FIL	1 May 2009	7.37	700
FMR LLC & FIL	1 May 2009	7.40	2,389
FMR LLC & FIL	1 May 2009	7.41	3,000
FMR LLC & FIL	1 May 2009	7.37	4,573
FMR LLC & FIL	1 May 2009	7.37	4,727
FMR LLC & FIL	1 May 2009	7.34	4,785
FMR LLC & FIL	1 May 2009	7.34	4,945
FMR LLC & FIL	1 May 2009	7.40	37,737
FMR LLC & FIL	1 May 2009	7.40	39,688
FMR LLC & FIL	**1 May 2009**	**7.37**	**700**
FMR LLC & FIL	**1 May 2009**	**7.37**	**4,573**
FMR LLC & FIL	**1 May 2009**	**7.37**	**4,727**
FMR LLC & FIL	**1 May 2009**	**7.34**	**4,785**
FMR LLC & FIL	**1 May 2009**	**7.34**	**4,945**
FMR LLC & FIL	4 May 2009	8.05	718
FMR LLC & FIL	12 May 2009	7.59	2,800
FMR LLC & FIL	**20 May 2009**	**6.66**	**147,101**
FMR LLC & FIL	**20 May 2009**	**6.66**	**230,046**
FMR LLC & FIL	20 May 2009	5.88	86
FMR LLC & FIL	20 May 2009	5.83	218
FMR LLC & FIL	20 May 2009	5.83	357
FMR LLC & FIL	20 May 2009	5.76	364

FMR LLC & FIL	20 May 2009	5.76	491
FMR LLC & FIL	20 May 2009	5.76	509
FMR LLC & FIL	20 May 2009	5.76	854
FMR LLC & FIL	20 May 2009	5.76	953
FMR LLC & FIL	20 May 2009	5.76	964
FMR LLC & FIL	20 May 2009	5.76	1,218
FMR LLC & FIL	20 May 2009	5.76	1,273
FMR LLC & FIL	20 May 2009	5.81	1,452
FMR LLC & FIL	20 May 2009	5.76	1,527
FMR LLC & FIL	20 May 2009	5.76	1,582
FMR LLC & FIL	20 May 2009	5.81	1,673
FMR LLC & FIL	20 May 2009	5.76	1,709
FMR LLC & FIL	20 May 2009	5.81	1,945
FMR LLC & FIL	20 May 2009	5.76	2,127
FMR LLC & FIL	20 May 2009	5.76	2,145
FMR LLC & FIL	20 May 2009	5.76	2,164
FMR LLC & FIL	20 May 2009	5.81	2,400
FMR LLC & FIL	20 May 2009	5.76	2,600
FMR LLC & FIL	20 May 2009	5.76	2,600
FMR LLC & FIL	20 May 2009	5.76	2,727
FMR LLC & FIL	20 May 2009	5.81	2,823
FMR LLC & FIL	20 May 2009	5.81	2,945
FMR LLC & FIL	20 May 2009	5.81	3,068
FMR LLC & FIL	20 May 2009	5.76	3,332
FMR LLC & FIL	20 May 2009	5.76	3,564
FMR LLC & FIL	20 May 2009	5.76	3,636
FMR LLC & FIL	20 May 2009	5.76	3,655
FMR LLC & FIL	20 May 2009	5.81	3,727
FMR LLC & FIL	20 May 2009	5.81	4,000
FMR LLC & FIL	20 May 2009	5.76	4,055
FMR LLC & FIL	20 May 2009	5.81	4,491
FMR LLC & FIL	20 May 2009	5.81	4,808
FMR LLC & FIL	20 May 2009	5.76	5,073
FMR LLC & FIL	20 May 2009	5.81	5,255
FMR LLC & FIL	20 May 2009	5.76	5,327
FMR LLC & FIL	20 May 2009	5.81	5,691
FMR LLC & FIL	20 May 2009	5.81	6,000
FMR LLC & FIL	20 May 2009	5.76	6,375
FMR LLC & FIL	20 May 2009	5.81	6,382
FMR LLC & FIL	20 May 2009	5.76	6,436
FMR LLC & FIL	20 May 2009	5.76	6,673
FMR LLC & FIL	20 May 2009	5.76	7,127
FMR LLC & FIL	20 May 2009	5.81	7,347
FMR LLC & FIL	20 May 2009	5.76	7,400
FMR LLC & FIL	20 May 2009	5.76	7,945
FMR LLC & FIL	20 May 2009	5.81	8,218
FMR LLC & FIL	20 May 2009	5.81	8,688
FMR LLC & FIL	20 May 2009	5.76	9,400

FMR LLC & FIL	20 May 2009	5.81	10,945
FMR LLC & FIL	20 May 2009	5.76	11,127
FMR LLC & FIL	20 May 2009	5.76	11,855
FMR LLC & FIL	20 May 2009	5.81	12,473
FMR LLC & FIL	20 May 2009	5.81	15,364
FMR LLC & FIL	20 May 2009	5.81	15,764
FMR LLC & FIL	20 May 2009	5.76	16,964
FMR LLC & FIL	20 May 2009	5.81	17,091
FMR LLC & FIL	20 May 2009	5.76	18,600
FMR LLC & FIL	20 May 2009	5.81	18,818
FMR LLC & FIL	20 May 2009	5.76	19,473
FMR LLC & FIL	20 May 2009	5.81	20,067
FMR LLC & FIL	20 May 2009	5.81	20,564
FMR LLC & FIL	20 May 2009	5.81	23,727
FMR LLC & FIL	20 May 2009	5.76	36,134
FMR LLC & FIL	20 May 2009	5.76	42,218
FMR LLC & FIL	20 May 2009	5.76	42,436
FMR LLC & FIL	20 May 2009	5.81	45,510
FMR LLC & FIL	20 May 2009	5.81	48,551
FMR LLC & FIL	20 May 2009	5.81	48,868
FMR LLC & FIL	20 May 2009	5.81	66,237
FMR LLC & FIL	20 May 2009	5.81	73,205
FMR LLC & FIL	20 May 2009	5.81	73,403
FMR LLC & FIL	20 May 2009	5.76	79,935
FMR LLC & FIL	20 May 2009	5.81	91,720
FMR LLC & FIL	20 May 2009	5.76	109,218
FMR LLC & FIL	20 May 2009	5.81	111,877
FMR LLC & FIL	20 May 2009	5.76	735,477
FMR LLC & FIL	27 May 2009	6.42	5,463
FMR LLC & FIL	**28 May 2009**	**6.04**	**335,929**
FMR LLC & FIL	**29 May 2009**	**6.17**	**147,692**
FMR LLC & FIL	2 June 2009	6.79	20,000
FMR LLC & FIL	3 June 2009	6.95	720
FMR LLC & FIL	3 June 2009	7.01	720
FMR LLC & FIL	3 June 2009	6.95	879
FMR LLC & FIL	3 June 2009	6.95	945
FMR LLC & FIL	3 June 2009	6.95	1,022
FMR LLC & FIL	3 June 2009	6.95	1,041
FMR LLC & FIL	3 June 2009	6.95	1,162
FMR LLC & FIL	3 June 2009	6.95	1,421
FMR LLC & FIL	3 June 2009	6.95	1,810
FMR LLC & FIL	3 June 2009	7.01	1,869
FMR LLC & FIL	3 June 2009	7.01	1,889
FMR LLC & FIL	3 June 2009	6.95	1,951
FMR LLC & FIL	3 June 2009	6.95	2,321
FMR LLC & FIL	3 June 2009	7.01	2,643
FMR LLC & FIL	3 June 2009	6.95	2,670
FMR LLC & FIL	3 June 2009	6.95	2,868

FMR LLC & FIL	3 June 2009	7.01	2,885
FMR LLC & FIL	3 June 2009	6.95	2,919
FMR LLC & FIL	3 June 2009	6.95	3,076
FMR LLC & FIL	3 June 2009	6.95	3,820
FMR LLC & FIL	3 June 2009	6.95	3,906
FMR LLC & FIL	3 June 2009	7.01	3,916
FMR LLC & FIL	3 June 2009	6.95	4,198
FMR LLC & FIL	3 June 2009	7.01	4,586
FMR LLC & FIL	3 June 2009	6.95	5,772
FMR LLC & FIL	3 June 2009	7.01	5,775
FMR LLC & FIL	3 June 2009	6.95	6,825
FMR LLC & FIL	3 June 2009	6.95	7,866
FMR LLC & FIL	3 June 2009	6.95	9,369
FMR LLC & FIL	3 June 2009	6.95	10,157
FMR LLC & FIL	3 June 2009	7.01	10,695
FMR LLC & FIL	3 June 2009	6.95	12,967
FMR LLC & FIL	3 June 2009	7.01	14,375
FMR LLC & FIL	3 June 2009	6.95	16,573
FMR LLC & FIL	3 June 2009	7.01	26,727
FMR LLC & FIL	3 June 2009	7.01	29,772
FMR LLC & FIL	3 June 2009	6.95	30,735
FMR LLC & FIL	3 June 2009	7.01	31,095
FMR LLC & FIL	4 June 2009	6.70	800
FMR LLC & FIL	4 June 2009	6.70	800
FMR LLC & FIL	4 June 2009	6.70	935
FMR LLC & FIL	4 June 2009	6.70	1,006
FMR LLC & FIL	4 June 2009	6.70	1,089
FMR LLC & FIL	4 June 2009	6.70	1,108
FMR LLC & FIL	4 June 2009	6.70	1,238
FMR LLC & FIL	4 June 2009	6.70	1,513
FMR LLC & FIL	4 June 2009	6.70	1,927
FMR LLC & FIL	4 June 2009	6.70	1,989
FMR LLC & FIL	4 June 2009	6.70	2,011
FMR LLC & FIL	4 June 2009	6.70	2,077
FMR LLC & FIL	4 June 2009	6.70	2,471
FMR LLC & FIL	4 June 2009	6.70	2,813
FMR LLC & FIL	4 June 2009	6.70	2,842
FMR LLC & FIL	4 June 2009	6.70	3,053
FMR LLC & FIL	4 June 2009	6.70	3,071
FMR LLC & FIL	4 June 2009	6.70	3,107
FMR LLC & FIL	4 June 2009	6.70	3,274
FMR LLC & FIL	4 June 2009	6.70	4,067
FMR LLC & FIL	4 June 2009	6.70	4,157
FMR LLC & FIL	4 June 2009	6.70	4,168
FMR LLC & FIL	4 June 2009	6.70	4,468
FMR LLC & FIL	4 June 2009	6.70	4,882
FMR LLC & FIL	4 June 2009	6.70	6,144
FMR LLC & FIL	4 June 2009	6.70	6,146

FMR LLC & FIL	4 June 2009	6.70	7,265
FMR LLC & FIL	4 June 2009	6.70	8,372
FMR LLC & FIL	4 June 2009	6.70	9,973
FMR LLC & FIL	4 June 2009	6.70	10,812
FMR LLC & FIL	4 June 2009	6.70	11,384
FMR LLC & FIL	4 June 2009	6.70	13,802
FMR LLC & FIL	4 June 2009	6.70	15,301
FMR LLC & FIL	4 June 2009	6.70	17,641
FMR LLC & FIL	4 June 2009	6.70	28,448
FMR LLC & FIL	4 June 2009	6.70	31,690
FMR LLC & FIL	4 June 2009	6.70	32,715
FMR LLC & FIL	4 June 2009	6.70	33,089

Please note that the trades shown in bold in the above table are dispositions of shares.

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are all follows:

Name and ACN/ARSN (if applicable)	Nature of association
FMR LLC	FMR LLC is a Delaware limited liability company with its principal place of business at 82 Devonshire Street, Boston, Massachusetts. Fidelity Management & Research Company (FMR Co.), Fidelity Management Trust Company (FMTC) and Pyramis Global Advisors LLC (PGALLC) are wholly-owned subsidiaries of FMR LLC and under the common control of FMR LLC. Each may be considered a related body corporate and hence an 'associate' of FMR LLC, as such term is used in the Corporations Law 2001. FMR Co. is advisor to registered holders named in Section 4 and has power under its management agreements to dispose of the subject shares. FMR Co. also carries out voting under the written guidelines established by the Boards of Trustees of the Funds which are registered holders. The relevant interests of FMTC and PGALLC consist of the power to dispose of, and may also consist of the power to vote or direct the voting of, the shares of institutional accounts with which they each have management agreements.
FIL	FIL Limited (FIL), previously known as Fidelity International Limited) is a Bermuda domiciled company with a registered office at Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda. FIL may vote or direct the voting of the shares of registered holders named in Section 4 under written guidelines established by the Board of Directors of FIL. FIL and its subsidiary management companies such as Fidelity Investments International (FII) and Fidelity Pensions Management (FPM) have power to dispose of shares of funds of registered holders named in Section 4 and/or of institutional accounts with which the companies have management agreements. FII and FPM are wholly-owned subsidiary of FIL and hence 'associates' of FIL as such term is used in the Corporations Law 2001.

7. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
FMR LLC	82 Devonshire Street, Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Sign Here ______________________________

Dated: 9 June 2009

Rebecca Uh

Regulatory Reporting Manager

Duly authorized under Powers of Attorney dated 2 June by Scott Goebel by and on behalf of FMR LLC and its direct and indirect subsidiaries, and FIL Limited and its direct and indirect subsidiaries.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Fergus Allan McDonald
Date of last notice	26 November 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of the Trustee Lawnsong Pty Ltd (Lawnsong Super Fund a/c) and beneficiary of the superannuation fund.
Date of change	19 June 2009
No. of securities held prior to change	122,500 Fergus Allan McDonald 7,000 Lawnsong Pty Ltd <Lawnsong Super Fund A/C> **129,500 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	23,546
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$176,595.00
No. of securities held after change	144,773 Fergus Allan McDonald 8,273 Lawnsong Pty Ltd <Lawnsong Super Fund A/C> **153,046 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares under the 2 for 11 Retail Entitlement Offer.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Colette Paull
Date of last notice	21 September 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Billytoo Pty Ltd as trustee for others including Colette Paull. Colette Paull as trustee for others without any economic interest.
Date of change	19 June 2009
No. of securities held prior to change	25,196 Ms Colette Paull 330,000 Billytoo Pty Ltd <Colette Paull Family A/c> 595,455 BT Portfolio Services <Colette Paull Family A/c> 1,565,216 Colette Paull as trustee for others without any economic interest. **2,515,867 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	457,422
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,430,665.00
No. of securities held after change	29,778 Ms Colette Paull 390,000 Billytoo Pty Ltd <Colette Paull Family A/c> 703,710 BT Portfolio Services <Colette Paull Family A/c> 1,849,801 Colette Paull as trustee for others without any economic interest. **2,973,289 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares under the 2 for 11 Retail Entitlement Offer.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	26 February 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 June 2009
No. of securities held prior to change	234,524 Derek O'Neill & Nicole O'Neill <O'Neill Family A/C> 980,951 (Derek O'Neill) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 71,704 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,387,665 TOTAL FULLY PAID ORDINARY SHARES** 629,007 (Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **629,007 TOTAL SHARE OPTIONS**
Class	Fully paid ordinary listed shares

Number acquired	252,304
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,892,280.00
No. of securities held after change	277,165 Derek O'Neill & Nicole O'Neill <O'Neill Family A/C> 1,190,614 (Derek O'Neill) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 56,363 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) 71,704 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2011, provided the performance hurdles have been met) **1,639,969 TOTAL FULLY PAID ORDINARY SHARES** 629,007 (Derek O'Neill – Share Options issued 31/10/08, exercisable at A$11.43, provided the performance hurdles have been met. Options expire 31/10/15) **629,007 TOTAL SHARE OPTIONS**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares under the 2 for 11 Retail Entitlement Offer.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Jackson
Date of last notice	29 April 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 June 2009
No. of securities held prior to change	60,767 Mrs Margaret Jackson 3,276 Ms Margaret Jackson <Lauren Donazzan A/c> 3,276 Ms Margaret Jackson <Matthew Donazzan A/c> 5,284 Kimbry Pty Ltd <Bassano #1 Business a/c> 26,420 Kimbry Pty Ltd <The Donazzan Super Fund a/c> 45,948 Graemar Nominees Pty Ltd <Jaws Family Fund a/c> 56,516 Graemar Nominees Pty Ltd <M A Jackson Superannuation Fund a/c> 10,568 Roger Donazzan 28,000 WJ & DJ Jackson **240,055 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	30,204
Number disposed	

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$226,530.00
No. of securities held after change	71,816 Mrs Margaret Jackson 3,872 Ms Margaret Jackson <Lauren Donazzan A/c> 3,872 Ms Margaret Jackson <Matthew Donazzan A/c> 6,245 Kimbry Pty Ltd <Bassano #1 Business a/c> 31,224 Kimbry Pty Ltd <The Donazzan Super Fund a/c> 45,948 Graemar Nominees Pty Ltd <Jaws Family Fund a/c> 66,792 Graemar Nominees Pty Ltd <M A Jackson Superannuation Fund a/c> 12,490 Roger Donazzan 28,000 WJ & DJ Jackson **270,259 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares under the 2 for 11 Retail Entitlement Offer.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony Grant Froggatt
Date of last notice	25 November 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 June 2009
No. of securities held prior to change	6,350
Class	Fully paid ordinary listed shares
Number acquired	1,155
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,662.50
No. of securities held after change	7,505
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares under the 2 for 11 Retail Entitlement Offer.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Edward Kunkel
Date of last notice	29 April 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by ETK Nominees Pty Ltd as trustee for others including Edward Kunkel.
Date of change	19 June 2009
No. of securities held prior to change	21,992 Edward Thomas Kunkel 76,189 ETK Nominees Pty Ltd <ETK Super Fund A/C> **98,181 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	17,852
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$133,890.00
No. of securities held after change	25,991 Edward Thomas Kunkel 90,042 ETK Nominees Pty Ltd <ETK Super Fund A/C> **116,033 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares under the 2 for 11 Retail Entitlement Offer.

Part 2 – Change of director's interests in contracts – N/A

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Form 605
Corporations Act 2001
Section 671B

Notice of Ceasing to be a Substantial Holder

To: **Billabong International Ltd**
ACN/ARSN:

1. **Details of substantial holder (s)**

Name: FMR LLC and FIL Limited
ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on	30 July 2009
The previous notice was given to the company on	9 June 2009
The previous notice was dated	9 June 2009

2. **Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
			US $	common stock	common stock
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	679	679
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	750	750
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	750	750
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	755	755
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	768	768
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	858	858
5 June 2009	FMR LLC & FIL	Market Acquisition	6.74	978	978
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	1,049	1,049
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	1,336	1,336
5 June 2009	FMR LLC & FIL	Market Acquisition	6.74	1,379	1,379
5 June 2009	FMR LLC & FIL	Market Acquisition	6.74	1,394	1,394
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	1,440	1,440

5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	1,713	1,713
5 June 2009	FMR LLC & FIL	Market Acquisition	6.74	1,951	1,951
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	1,971	1,971
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	2,117	2,117
5 June 2009	FMR LLC & FIL	Market Acquisition	6.74	2,129	2,129
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	2,155	2,155
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	2,271	2,271
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	2,820	2,820
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	2,883	2,883
5 June 2009	FMR LLC & FIL	Market Acquisition	6.74	2,891	2,891
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	3,099	3,099
5 June 2009	FMR LLC & FIL	Market Acquisition	6.74	3,385	3,385
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	4,261	4,261
5 June 2009	FMR LLC & FIL	Market Acquisition	6.74	4,262	4,262
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	5,038	5,038
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	5,806	5,806
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	6,915	6,915
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	7,497	7,497
5 June 2009	FMR LLC & FIL	Market Acquisition	6.74	7,894	7,894
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	9,571	9,571
5 June 2009	FMR LLC & FIL	Market Acquisition	6.74	10,611	10,611
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	12,233	12,233
5 June 2009	FMR LLC & FIL	Market Acquisition	6.74	19,727	19,727
5 June 2009	FMR LLC & FIL	Market Acquisition	6.74	21,975	21,975
5 June 2009	FMR LLC & FIL	Market Acquisition	6.73	22,686	22,686
5 June 2009	FMR LLC & FIL	Market Acquisition	6.74	22,942	22,942
9 June 2009	FMR LLC & FIL	Market Acquisition	6.46	850	850
9 June 2009	FMR LLC & FIL	Market Acquisition	6.53	943	943
9 June 2009	FMR LLC & FIL	Market Acquisition	6.53	1,052	1,052
9 June 2009	FMR LLC & FIL	Market Acquisition	6.46	1,071	1,071
9 June 2009	FMR LLC & FIL	Market Acquisition	6.46	1,100	1,100
9 June 2009	FMR LLC & FIL	Market Acquisition	6.53	1,379	1,379
9 June 2009	FMR LLC & FIL	Market Acquisition	6.53	1,740	1,740
9 June 2009	FMR LLC & FIL	Market Acquisition	6.53	1,998	1,998
9 June 2009	FMR LLC & FIL	Market Acquisition	6.53	2,588	2,588
9 June 2009	FMR LLC & FIL	Market Acquisition	6.53	3,304	3,304
9 June 2009	FMR LLC & FIL	Market Acquisition	6.53	3,922	3,922
9 June 2009	FMR LLC & FIL	Market Acquisition	6.46	5,081	5,081
9 June 2009	FMR LLC & FIL	Market Acquisition	6.53	5,622	5,622
9 June 2009	FMR LLC & FIL	Market Disposition	6.73	562	562
10 June 2009	FMR LLC & FIL	Market Acquisition	6.80	750	750
10 June 2009	FMR LLC & FIL	Market Acquisition	6.80	750	750
10 June 2009	FMR LLC & FIL	Market Acquisition	6.80	750	750
10 June 2009	FMR LLC & FIL	Market Acquisition	6.80	750	750

10 June 2009	FMR LLC & FIL	Market Acquisition	6.80	750	750
10 June 2009	FMR LLC & FIL	Market Acquisition	6.80	750	750
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	750	750
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	750	750
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	750	750
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	750	750
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	788	788
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	797	797
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	823	823
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	857	857
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	882	882
10 June 2009	FMR LLC & FIL	Market Acquisition	6.80	951	951
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	1,006	1,006
10 June 2009	FMR LLC & FIL	Market Acquisition	6.80	1,019	1,019
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	1,068	1,068
10 June 2009	FMR LLC & FIL	Market Acquisition	6.80	1,081	1,081
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	1,082	1,082
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	1,144	1,144
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	1,165	1,165
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	1,165	1,165
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	1,181	1,181
10 June 2009	FMR LLC & FIL	Market Acquisition	6.80	1,263	1,263
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	1,601	1,601
10 June 2009	FMR LLC & FIL	Market Acquisition	6.80	1,678	1,678
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	2,098	2,098
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	2,648	2,648
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	3,046	3,046
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	3,945	3,945
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	4,870	4,870
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	5,033	5,033
10 June 2009	FMR LLC & FIL	Market Acquisition	6.80	7,734	7,734
10 June 2009	FMR LLC & FIL	Market Acquisition	6.86	8,575	8,575
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	551	551
11 June 2009	FMR LLC & FIL	Market Acquisition	7.22	700	700
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	738	738
11 June 2009	FMR LLC & FIL	Market Acquisition	7.22	902	902
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	971	971
11 June 2009	FMR LLC & FIL	Market Acquisition	7.22	1,133	1,133
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	1,165	1,165
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	1,392	1,392
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	1,405	1,405
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	1,452	1,452
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	1,514	1,514
11 June 2009	FMR LLC & FIL	Market Acquisition	7.22	1,706	1,706

11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	1,884	1,884
11 June 2009	FMR LLC & FIL	Market Acquisition	7.22	1,962	1,962
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	2,054	2,054
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	2,071	2,071
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	2,825	2,825
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	2,976	2,976
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	4,677	4,677
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	5,373	5,373
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	6,957	6,957
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	8,868	8,868
11 June 2009	FMR LLC & FIL	Market Acquisition	7.22	13,646	13,646
11 June 2009	FMR LLC & FIL	Market Acquisition	7.34	15,030	15,030
12 June 2009	FMR LLC & FIL	Market Acquisition	7.06	92	92
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	102	102
12 June 2009	FMR LLC & FIL	Market Acquisition	7.33	178	178
12 June 2009	FMR LLC & FIL	Market Acquisition	6.99	419	419
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	462	462
12 June 2009	FMR LLC & FIL	Market Acquisition	6.99	585	585
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	681	681
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	784	784
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	937	937
12 June 2009	FMR LLC & FIL	Market Acquisition	7.33	982	982
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	989	989
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	1,027	1,027
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	1,052	1,052
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	1,068	1,068
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	1,320	1,320
12 June 2009	FMR LLC & FIL	Market Acquisition	7.33	1,343	1,343
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	1,408	1,408
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	1,415	1,415
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	1,441	1,441
12 June 2009	FMR LLC & FIL	Market Acquisition	7.09	1,453	1,453
12 June 2009	FMR LLC & FIL	Market Acquisition	7.09	1,659	1,659
12 June 2009	FMR LLC & FIL	Market Acquisition	7.33	1,831	1,831
12 June 2009	FMR LLC & FIL	Market Acquisition	7.06	1,942	1,942
12 June 2009	FMR LLC & FIL	Market Acquisition	7.06	2,124	2,124
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	2,151	2,151
12 June 2009	FMR LLC & FIL	Market Acquisition	7.09	2,895	2,895
12 June 2009	FMR LLC & FIL	Market Acquisition	7.33	3,628	3,628
12 June 2009	FMR LLC & FIL	Market Acquisition	7.33	3,741	3,741
12 June 2009	FMR LLC & FIL	Market Acquisition	7.33	3,768	3,768
12 June 2009	FMR LLC & FIL	Market Acquisition	7.06	3,868	3,868
12 June 2009	FMR LLC & FIL	Market Acquisition	7.09	4,558	4,558
12 June 2009	FMR LLC & FIL	Market Acquisition	7.23	5,126	5,126

12 June 2009	FMR LLC & FIL	Market Acquisition	7.06	6,090	6,090
12 June 2009	FMR LLC & FIL	Market Acquisition	7.33	6,815	6,815
12 June 2009	FMR LLC & FIL	Market Acquisition	7.33	7,150	7,150
12 June 2009	FMR LLC & FIL	Market Acquisition	7.09	8,590	8,590
12 June 2009	FMR LLC & FIL	Market Acquisition	7.33	8,669	8,669
12 June 2009	FMR LLC & FIL	Market Acquisition	7.09	9,841	9,841
12 June 2009	FMR LLC & FIL	Market Acquisition	7.06	11,476	11,476
12 June 2009	FMR LLC & FIL	Market Acquisition	7.06	13,148	13,148
12 June 2009	FMR LLC & FIL	Market Disposition	7.06	92	92
12 June 2009	FMR LLC & FIL	Market Disposition	7.09	419	419
12 June 2009	FMR LLC & FIL	Market Disposition	7.09	585	585
12 June 2009	FMR LLC & FIL	Market Disposition	7.09	1,453	1,453
12 June 2009	FMR LLC & FIL	Market Disposition	7.09	1,659	1,659
12 June 2009	FMR LLC & FIL	Market Disposition	7.06	1,942	1,942
12 June 2009	FMR LLC & FIL	Market Disposition	7.06	2,124	2,124
12 June 2009	FMR LLC & FIL	Market Disposition	7.09	2,895	2,895
12 June 2009	FMR LLC & FIL	Market Disposition	7.06	3,868	3,868
12 June 2009	FMR LLC & FIL	Market Disposition	7.09	4,558	4,558
12 June 2009	FMR LLC & FIL	Market Disposition	7.06	6,090	6,090
12 June 2009	FMR LLC & FIL	Market Disposition	7.09	8,590	8,590
12 June 2009	FMR LLC & FIL	Market Disposition	7.09	9,841	9,841
12 June 2009	FMR LLC & FIL	Market Disposition	7.06	11,476	11,476
12 June 2009	FMR LLC & FIL	Market Disposition	7.06	13,148	13,148
12 June 2009	FMR LLC & FIL	Market Disposition	7.12	106,463	106,463
12 June 2009	FMR LLC & FIL	Market Disposition	7.12	198,812	198,812
16 June 2009	FMR LLC & FIL	Market Disposition	6.70	5,501	5,501
16 June 2009	FMR LLC & FIL	Market Acquisition	6.78	896	896
19 June 2009	FMR LLC & FIL	Market Acquisition	6.60	5,809	5,809
19 June 2009	FMR LLC & FIL	Market Acquisition	6.60	12,348	12,348
23 June 2009	FMR LLC & FIL	Market Acquisition	6.38	2,901	2,901
23 June 2009	FMR LLC & FIL	Market Acquisition	6.38	4,709	4,709
23 June 2009	FMR LLC & FIL	Market Acquisition	6.38	23,742	23,742
23 June 2009	FMR LLC & FIL	Market Acquisition	6.38	30,000	30,000
24 June 2009	FMR LLC & FIL	Market Acquisition	6.65	11,000	11,000
25 June 2009	FMR LLC & FIL	Market Acquisition	6.71	4,000	4,000
25 June 2009	FMR LLC & FIL	Market Disposition	6.60	673	673
25 June 2009	FMR LLC & FIL	Market Disposition	6.59	1,331	1,331
25 June 2009	FMR LLC & FIL	Market Disposition	6.59	6,760	6,760
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	39	39
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	61	61
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	62	62
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	71	71
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	82	82
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	106	106

29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	140	140
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	168	168
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	201	201
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	203	203
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	210	210
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	239	239
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	245	245
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	273	273
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	409	409
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	534	534
29 June 2009	FMR LLC & FIL	Market Acquisition	6.78	784	784
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	2,917	2,917
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	4,540	4,540
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	4,578	4,578
29 June 2009	FMR LLC & FIL	Market Acquisition	6.82	4,969	4,969
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	5,228	5,228
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	6,050	6,050
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	7,849	7,849
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	10,344	10,344
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	12,380	12,380
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	14,145	14,145
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	14,786	14,786
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	14,908	14,908
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	15,456	15,456
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	17,554	17,554
29 June 2009	FMR LLC & FIL	Market Acquisition	6.82	18,055	18,055
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	20,059	20,059
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	30,076	30,076
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	39,210	39,210
29 June 2009	FMR LLC & FIL	Market Acquisition	6.80	56,896	56,896
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	763	763
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	1,425	1,425
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	1,730	1,730
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	1,805	1,805
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	2,253	2,253
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	2,940	2,940
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	4,988	4,988
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	5,320	5,320
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	5,708	5,708
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	5,982	5,982
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	7,120	7,120
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	7,399	7,399
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	7,929	7,929
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	10,127	10,127

30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	11,341	11,341
30 June 2009	FMR LLC & FIL	Market Acquisition	7.00	14,560	14,560
30 June 2009	FMR LLC & FIL	Market Acquisition	7.00	19,070	19,070
30 June 2009	FMR LLC & FIL	Market Acquisition	7.00	20,650	20,650
30 June 2009	FMR LLC & FIL	Market Acquisition	7.02	21,520	21,520
30 June 2009	FMR LLC & FIL	Market Acquisition	7.00	22,011	22,011
30 June 2009	FMR LLC & FIL	Market Acquisition	7.00	65,359	65,359
30 June 2009	FMR LLC & FIL	Market Disposition	6.98	19,486	19,486
1 July 2009	FMR LLC & FIL	Market Acquisition	6.85	43,414	43,414
1 July 2009	FMR LLC & FIL	Market Acquisition	6.85	126,221	126,221
2 July 2009	FMR LLC & FIL	Market Acquisition	6.72	30,000	30,000
3 July 2009	FMR LLC & FIL	Market Acquisition	6.73	4,322	4,322
6 July 2009	FMR LLC & FIL	Market Acquisition	6.65	2,981	2,981
7 July 2009	FMR LLC & FIL	Market Acquisition	6.72	800	800
7 July 2009	FMR LLC & FIL	Market Acquisition	6.72	1,276	1,276
7 July 2009	FMR LLC & FIL	Market Acquisition	6.69	1,487	1,487
7 July 2009	FMR LLC & FIL	Market Acquisition	6.72	2,002	2,002
7 July 2009	FMR LLC & FIL	Market Acquisition	6.69	2,022	2,022
7 July 2009	FMR LLC & FIL	Market Acquisition	6.69	2,025	2,025
7 July 2009	FMR LLC & FIL	Market Acquisition	6.69	2,072	2,072
7 July 2009	FMR LLC & FIL	Market Acquisition	6.72	2,799	2,799
7 July 2009	FMR LLC & FIL	Market Acquisition	6.72	3,770	3,770
7 July 2009	FMR LLC & FIL	Market Acquisition	6.72	6,529	6,529
7 July 2009	FMR LLC & FIL	Market Acquisition	6.69	7,522	7,522
7 July 2009	FMR LLC & FIL	Market Acquisition	6.72	8,672	8,672
7 July 2009	FMR LLC & FIL	Market Acquisition	6.69	11,458	11,458
7 July 2009	FMR LLC & FIL	Market Acquisition	6.69	16,761	16,761
8 July 2009	FMR LLC & FIL	Market Acquisition	6.41	800	800
8 July 2009	FMR LLC & FIL	Market Acquisition	6.41	1,438	1,438
8 July 2009	FMR LLC & FIL	Market Acquisition	6.39	1,672	1,672
8 July 2009	FMR LLC & FIL	Market Acquisition	6.43	1,677	1,677
8 July 2009	FMR LLC & FIL	Market Acquisition	6.41	2,256	2,256
8 July 2009	FMR LLC & FIL	Market Acquisition	6.43	2,279	2,279
8 July 2009	FMR LLC & FIL	Market Acquisition	6.43	2,283	2,283
8 July 2009	FMR LLC & FIL	Market Acquisition	6.43	2,336	2,336
8 July 2009	FMR LLC & FIL	Market Acquisition	6.41	3,155	3,155
8 July 2009	FMR LLC & FIL	Market Acquisition	6.39	4,135	4,135
8 July 2009	FMR LLC & FIL	Market Acquisition	6.41	4,250	4,250
8 July 2009	FMR LLC & FIL	Market Acquisition	6.42	4,822	4,822
8 July 2009	FMR LLC & FIL	Market Acquisition	6.39	6,489	6,489
8 July 2009	FMR LLC & FIL	Market Acquisition	6.42	6,555	6,555
8 July 2009	FMR LLC & FIL	Market Acquisition	6.42	6,564	6,564
8 July 2009	FMR LLC & FIL	Market Acquisition	6.42	6,717	6,717
8 July 2009	FMR LLC & FIL	Market Acquisition	6.41	7,360	7,360

8 July 2009	FMR LLC & FIL	Market Acquisition	6.43	8,479	8,479
8 July 2009	FMR LLC & FIL	Market Acquisition	6.39	9,072	9,072
8 July 2009	FMR LLC & FIL	Market Acquisition	6.41	9,775	9,775
8 July 2009	FMR LLC & FIL	Market Acquisition	6.39	12,219	12,219
8 July 2009	FMR LLC & FIL	Market Acquisition	6.43	15,680	15,680
8 July 2009	FMR LLC & FIL	Market Acquisition	6.43	18,886	18,886
8 July 2009	FMR LLC & FIL	Market Acquisition	6.41	19,346	19,346
8 July 2009	FMR LLC & FIL	Market Acquisition	6.39	21,164	21,164
8 July 2009	FMR LLC & FIL	Market Acquisition	6.42	24,381	24,381
8 July 2009	FMR LLC & FIL	Market Acquisition	6.39	28,106	28,106
8 July 2009	FMR LLC & FIL	Market Acquisition	6.42	45,085	45,085
8 July 2009	FMR LLC & FIL	Market Acquisition	6.42	54,304	54,304
8 July 2009	FMR LLC & FIL	Market Acquisition	6.39	55,620	55,620
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	425	425
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	1,006	1,006
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	1,065	1,065
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	1,080	1,080
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	1,143	1,143
9 July 2009	FMR LLC & FIL	Market Acquisition	6.40	2,004	2,004
9 July 2009	FMR LLC & FIL	Market Acquisition	6.40	2,660	2,660
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	3,496	3,496
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	3,753	3,753
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	6,053	6,053
9 July 2009	FMR LLC & FIL	Market Acquisition	6.40	7,310	7,310
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	7,323	7,323
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	7,901	7,901
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	8,057	8,057
9 July 2009	FMR LLC & FIL	Market Acquisition	6.40	8,145	8,145
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	8,240	8,240
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	9,452	9,452
9 July 2009	FMR LLC & FIL	Market Acquisition	6.40	11,388	11,388
9 July 2009	FMR LLC & FIL	Market Acquisition	6.40	15,338	15,338
9 July 2009	FMR LLC & FIL	Market Acquisition	6.40	26,585	26,585
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	27,461	27,461
9 July 2009	FMR LLC & FIL	Market Acquisition	6.40	28,542	28,542
9 July 2009	FMR LLC & FIL	Market Acquisition	6.40	35,279	35,279
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	56,591	56,591
9 July 2009	FMR LLC & FIL	Market Acquisition	6.34	61,058	61,058
9 July 2009	FMR LLC & FIL	Market Acquisition	6.40	69,803	69,803
9 July 2009	FMR LLC & FIL	Market Disposition	6.34	425	425
9 July 2009	FMR LLC & FIL	Market Disposition	6.34	1,006	1,006
9 July 2009	FMR LLC & FIL	Market Disposition	6.34	1,065	1,065
9 July 2009	FMR LLC & FIL	Market Disposition	6.34	1,080	1,080
9 July 2009	FMR LLC & FIL	Market Disposition	6.34	1,143	1,143

9 July 2009	FMR LLC & FIL	Market Disposition	6.34	3,496	3,496
9 July 2009	FMR LLC & FIL	Market Disposition	6.34	3,753	3,753
9 July 2009	FMR LLC & FIL	Market Disposition	6.34	7,901	7,901
9 July 2009	FMR LLC & FIL	Market Disposition	6.34	8,057	8,057
9 July 2009	FMR LLC & FIL	Market Disposition	6.34	26,585	26,585
9 July 2009	FMR LLC & FIL	Market Disposition	6.34	28,542	28,542
9 July 2009	FMR LLC & FIL	Market Disposition	6.40	103,574	103,574
10 July 2009	FMR LLC & FIL	Market Acquisition	6.42	1,477	1,477
10 July 2009	FMR LLC & FIL	Market Acquisition	6.42	1,961	1,961
10 July 2009	FMR LLC & FIL	Market Acquisition	6.48	4,462	4,462
10 July 2009	FMR LLC & FIL	Market Acquisition	6.42	5,388	5,388
10 July 2009	FMR LLC & FIL	Market Acquisition	6.48	5,399	5,399
10 July 2009	FMR LLC & FIL	Market Acquisition	6.42	6,004	6,004
10 July 2009	FMR LLC & FIL	Market Acquisition	6.48	6,073	6,073
10 July 2009	FMR LLC & FIL	Market Acquisition	6.48	6,967	6,967
10 July 2009	FMR LLC & FIL	Market Acquisition	6.42	8,394	8,394
10 July 2009	FMR LLC & FIL	Market Acquisition	6.42	11,306	11,306
10 July 2009	FMR LLC & FIL	Market Acquisition	6.48	20,241	20,241
10 July 2009	FMR LLC & FIL	Market Acquisition	6.42	26,005	26,005
10 July 2009	FMR LLC & FIL	Market Acquisition	6.48	41,713	41,713
10 July 2009	FMR LLC & FIL	Market Acquisition	6.48	45,007	45,007
10 July 2009	FMR LLC & FIL	Market Acquisition	6.42	51,452	51,452
13 July 2009	FMR LLC & FIL	Market Acquisition	6.30	1,141	1,141
13 July 2009	FMR LLC & FIL	Market Acquisition	6.30	1,515	1,515
13 July 2009	FMR LLC & FIL	Market Acquisition	6.32	3,446	3,446
13 July 2009	FMR LLC & FIL	Market Acquisition	6.30	4,161	4,161
13 July 2009	FMR LLC & FIL	Market Acquisition	6.32	4,168	4,168
13 July 2009	FMR LLC & FIL	Market Acquisition	6.30	4,635	4,635
13 July 2009	FMR LLC & FIL	Market Acquisition	6.32	4,690	4,690
13 July 2009	FMR LLC & FIL	Market Acquisition	6.32	5,380	5,380
13 July 2009	FMR LLC & FIL	Market Acquisition	6.30	6,481	6,481
13 July 2009	FMR LLC & FIL	Market Acquisition	6.30	8,729	8,729
13 July 2009	FMR LLC & FIL	Market Acquisition	6.32	15,627	15,627
13 July 2009	FMR LLC & FIL	Market Acquisition	6.30	20,076	20,076
13 July 2009	FMR LLC & FIL	Market Acquisition	6.32	32,203	32,203
13 July 2009	FMR LLC & FIL	Market Acquisition	6.32	34,745	34,745
13 July 2009	FMR LLC & FIL	Market Acquisition	6.30	39,706	39,706
13 July 2009	FMR LLC & FIL	Market Disposition	6.23	550	550
14 July 2009	FMR LLC & FIL	Market Acquisition	6.48	3,000	3,000
14 July 2009	FMR LLC & FIL	Market Disposition	6.41	30,137	30,137
14 July 2009	FMR LLC & FIL	Market Disposition	6.41	51,822	51,822
15 July 2009	FMR LLC & FIL	Market Acquisition	6.49	3,000	3,000
15 July 2009	FMR LLC & FIL	Market Disposition	6.40	28,414	28,414
15 July 2009	FMR LLC & FIL	Market Disposition	6.40	48,859	48,859

15 July 2009	FMR LLC & FIL	Market Disposition	6.41	65,101	65,101
15 July 2009	FMR LLC & FIL	Market Disposition	6.41	111,941	111,941
16 July 2009	FMR LLC & FIL	Market Disposition	6.58	2,204	2,204
16 July 2009	FMR LLC & FIL	Market Disposition	6.58	60,567	60,567
16 July 2009	FMR LLC & FIL	Market Disposition	6.58	104,145	104,145
17 July 2009	FMR LLC & FIL	Market Disposition	6.52	28,485	28,485
17 July 2009	FMR LLC & FIL	Market Disposition	6.52	48,982	48,982
20 July 2009	FMR LLC & FIL	Market Acquisition	6.50	7,220	7,220
20 July 2009	FMR LLC & FIL	Market Disposition	6.50	65,350	65,350
20 July 2009	FMR LLC & FIL	Market Disposition	6.50	112,370	112,370
21 July 2009	FMR LLC & FIL	Market Acquisition	6.71	53,507	53,507
21 July 2009	FMR LLC & FIL	Market Acquisition	6.70	87,393	87,393
21 July 2009	FMR LLC & FIL	Market Disposition	6.72	64,401	64,401
21 July 2009	FMR LLC & FIL	Market Disposition	6.72	110,737	110,737
22 July 2009	FMR LLC & FIL	Market Disposition	6.96	4,251	4,251
22 July 2009	FMR LLC & FIL	Market Disposition	6.96	7,310	7,310
22 July 2009	FMR LLC & FIL	Market Disposition	6.96	28,780	28,780
22 July 2009	FMR LLC & FIL	Market Disposition	6.93	37,896	37,896
22 July 2009	FMR LLC & FIL	Market Disposition	6.93	65,160	65,160
22 July 2009	FMR LLC & FIL	Market Disposition	6.93	256,488	256,488
23 July 2009	FMR LLC & FIL	Market Disposition	6.77	1,320	1,320
23 July 2009	FMR LLC & FIL	Market Disposition	6.77	5,194	5,194
23 July 2009	FMR LLC & FIL	Market Disposition	6.79	13,483	13,483
23 July 2009	FMR LLC & FIL	Market Disposition	6.79	21,862	21,862
23 July 2009	FMR LLC & FIL	Market Disposition	6.78	32,456	32,456
23 July 2009	FMR LLC & FIL	Market Disposition	6.78	55,806	55,806
23 July 2009	FMR LLC & FIL	Market Disposition	6.79	86,051	86,051
23 July 2009	FMR LLC & FIL	Market Disposition	6.78	219,667	219,667
27 July 2009	FMR LLC & FIL	Market Disposition	7.22	3,428	3,428
27 July 2009	FMR LLC & FIL	Market Disposition	7.25	4,662	4,662
27 July 2009	FMR LLC & FIL	Market Disposition	7.19	122,142	122,142
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	699	699
30 July 2009	FMR LLC & FIL	Market Disposition	7.52	700	700
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	700	700
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	709	709
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	795	795
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	925	925
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	970	970
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	1,011	1,011
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	1,442	1,442
30 July 2009	FMR LLC & FIL	Market Disposition	7.52	1,486	1,486
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	1,570	1,570
30 July 2009	FMR LLC & FIL	Market Disposition	7.55	1,751	1,751
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	1,846	1,846

30 July 2009	FMR LLC & FIL	Market Disposition	7.52	2,106	2,106
30 July 2009	FMR LLC & FIL	Market Disposition	7.52	2,118	2,118
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	2,124	2,124
30 July 2009	FMR LLC & FIL	Market Disposition	7.52	2,258	2,258
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	2,284	2,284
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	2,324	2,324
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	2,338	2,338
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	2,935	2,935
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	3,022	3,022
30 July 2009	FMR LLC & FIL	Market Disposition	7.52	3,071	3,071
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	3,108	3,108
30 July 2009	FMR LLC & FIL	Market Disposition	7.52	3,247	3,247
30 July 2009	FMR LLC & FIL	Market Disposition	7.52	3,746	3,746
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	4,391	4,391
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	4,597	4,597
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	4,657	4,657
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	5,766	5,766
30 July 2009	FMR LLC & FIL	Market Disposition	7.52	7,290	7,290
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	8,083	8,083
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	9,993	9,993
30 July 2009	FMR LLC & FIL	Market Disposition	7.52	11,363	11,363
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	12,896	12,896
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	18,715	18,715
30 July 2009	FMR LLC & FIL	Market Disposition	7.52	21,369	21,369
30 July 2009	FMR LLC & FIL	Market Disposition	7.52	23,307	23,307
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	24,206	24,206
30 July 2009	FMR LLC & FIL	Market Disposition	7.52	25,473	25,473
30 July 2009	FMR LLC & FIL	Market Disposition	7.61	335,689	335,689
				Market Acquisitions	2,803,449
				Market Dispositions	3,062,056
				Non-Market Acquisitions	442,245
				Overall Change	183,638

3. Resulting interest

Class of Securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	12,394,970	12,394,970	4.92%

4. Changes in Association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
FMR LLC	No Change
FIL	No Change

5. Addresses

The addresses of persons named in this form are as follows:

Name	Address
FMR LLC	82 Devonshire Street Boston, MA 02109
FIL	PO Box HM 670, Hamilton HMCX, Bermuda

Sign Here ______________________________
Dated: 4 August 2009
Ryo Sato
Assistant Manager, Regulatory Reporting
Duly authorized under Powers of Attorney dated 2 June 2008 by Scott Goebel by and on behalf of FMR LLC and its direct and indirect subsidiaries, and FIL Limited and its direct and indirect subsidiaries.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Billabong International Limited

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	N/A
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	N/A
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	11,588 options exercisable at $13.69 expired out of the money 10 August 2009 (BBGAY).

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
252,017,759	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,782,183	Options expiring 31 October 2015 exercisable at $11.43 (BBGAI)
314,503	Options expiring 24 November 2015 exercisable at $10.80 (BBGAK)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A	
39	Class of +securities for which quotation is sought	N/A	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A	
41	Reason for request for quotation now : In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A	
		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	[signature]	Date: 14 August 2009

Print name: MARIA MANNING
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Appendix 4E

Preliminary final report

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

Financial year ended

30 JUNE 2009

Comparative Financial year ended

30 JUNE 2008

Results for announcement to the market

Results				$A'000
Revenues from continuing operations	Up	23.6%	to	1,674,434
Profit from ordinary activities after tax attributable to members	Down	13.3%	to	152,839
Net profit for the period attributable to members	Down	13.3%	to	152,839

Dividends	Amount per security	Franked amount per security	Tax rate for franking
Current period – 2009			
Final dividend – payable on 23 October 2009	18.0¢	9.0¢	30%
Interim dividend – paid on 23 April 2009	27.0¢	12.2¢	30%
Previous corresponding period – 2008			
Final dividend – paid on 24 October 2008	28.5¢	28.5¢	30%
Interim dividend – paid on 11 April 2008	27.0¢	27.0¢	30%

The Record date for determining entitlements to the final 2009 dividend is 25 September 2009.

The unfranked portion of the dividend is declared to be conduit foreign income. Australian dividend withholding tax is not payable by non-resident shareholders on the unfranked portion of the dividend sourced from conduit foreign income.

The Dividend Reinvestment Plan (DRP) was approved by the Directors on 21 August 2008. In the financial year ended 30 June 2009, the DRP was offered to ordinary shareholders for the first time and provided the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value less 2.5%. For the final dividend to be paid on 23 October 2009, the DRP is optional and offers ordinary shareholders the opportunity to acquire fully paid ordinary shares which rank equally with all other shares issued, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP in respect of the 2009 final dividend at any time prior to the record date of 25 September 2009.

The terms of the DRP may be varied for future dividends beyond the final dividend for the year ended 30 June 2009.

NTA backing	**2009**	2008
Net tangible asset backing per ordinary security	$0.70	($0.03)

Compliance statement

This report is based on the consolidated financial report which has been audited.

Refer to the attached full financial report for all other disclosures in respect of the Appendix 4E.

Signed: .... Date: 21 August 2009

Derek O'Neill
Chief Executive Officer

Billabong International Limited

ABN 17 084 923 946

Contents

:: FULL FINANCIAL REPORT 2008 - 09

Your Directors present their report on the consolidated entity (referred to hereafter as the Group) consisting of Billabong International Limited (the Company) and the entities it controlled at the end of, or during, the year ended 30 June 2009.

Directors
The following persons were Directors of Billabong International Limited during the whole of the financial year and up to the date of this report:

E.T. Kunkel
D. O'Neill
A. G. Froggatt
M.A. Jackson
F.A. McDonald
G.S. Merchant
P. Naude
C. Paull

Principal activities
During the year the principal continuing activities of the Group consisted of the wholesaling and retailing of surf, skate and snow apparel and accessories, and the licensing of the Group trademarks to specified regions of the world.

Dividends – Billabong International Limited
Dividends paid to members during the financial year were as follows:

	$'000
• Final ordinary fully franked dividend for the year ended 30 June 2008 of 28.5 cents per fully paid share paid on 24 October 2008	59,120
• Interim ordinary dividend partially franked to 45% for the year ended 30 June 2009 of 27.0 cents per fully paid share paid on 23 April 2009	56,667
	115,787

In addition to the above dividends, since the end of the financial year the Directors have resolved to pay a final ordinary dividend partially franked to 50% of $45.4 million (18.0 cents per fully paid share) to be paid on 23 October 2009 out of retained profits at 30 June 2009.

The unfranked portion of the dividend is declared to be conduit foreign income. Australian dividend withholding tax is not payable by non-resident shareholders on the unfranked portion of the dividend sourced from conduit foreign income.

The Dividend Reinvestment Plan (DRP) was approved by the Directors on 21 August 2008. In the financial year ended 30 June 2009, the DRP was offered to ordinary shareholders for the first time and provided the opportunity to acquire fully paid ordinary shares, without transaction costs, at the prevailing market value less 2.5%. For the final dividend to be paid on 23 October 2009, the DRP is optional and offers ordinary shareholders the opportunity to acquire fully paid ordinary shares which rank equally with all other shares issued, without transaction costs, at the prevailing market value. A shareholder can elect to participate in or terminate their involvement in the DRP in respect of the 2009 final dividend at any time prior to the record date of 25 September 2009. The DRP was underwritten to 50% of the 2008 final dividend by Goldman Sachs JBWere and was also underwritten to 50% of the 2009 interim dividend by Goldman Sachs JBWere. The DRP in relation to the 2009 final dividend is not underwritten.

The terms of the DRP may be varied for future dividends beyond the final dividend for the year ended 30 June 2009.

Review of operations

A summary of consolidated revenues and results by significant geographical segments is set out below:

Segment	Segment revenues		Segment EBITDA*	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Australasia	444,260	412,693	100,378	110,081
Americas	836,836	620,487	99,911	112,013
Europe	387,966	314,438	82,352	68,004
Third party royalties	2,189	1,853	2,189	1,853
	1,671,251	1,349,471	284,830	291,951
Less: Net interest expense			(31,173)	(19,174)
Depreciation and amortisation			(38,134)	(27,215)
Impairment charge			(9,476)	---
Profit from continuing operations before income tax expense			206,047	245,562
Income tax expense			(53,208)	(69,293)
Profit from continuing operations after income tax expense			152,839	176,269
Loss attributable to minority interest			---	111
Profit attributable to members of Billabong International Limited			152,839	176,380
Add back: Post tax impairment charge			7,396	---
Profit attributable to members of Billabong International Limited before impairment charge			160,235	176,380

* Segment Earnings Before Interest, Taxes, Depreciation and Amortisation (EBITDA) excludes inter-company royalties and sourcing fees and includes an allocation of head office corporate overhead costs (including international advertising and promotion costs).

Comments on the operations and the results of those operations are set out below:

Consolidated Result
Profit after tax for the year ended 30 June 2009 was $152.8 million, a decrease of 13.3% in reported terms (a decrease of 26.2% in constant currency terms) compared to the 2007/08 year (the prior year). Excluding the after tax impact of an impairment charge expense of $7.4 million, the profit after tax for the year ended 30 June 2009 was $160.2 million, a decrease of 9.2% in reported terms (a decrease of 22.6% in constant currency terms) compared to the prior year.

Reported profit after tax was adversely impacted in particular by a deterioration in trading conditions at a consumer level in the United States partly offset by the favourable impact of the depreciation in the AUD against the USD and the Euro.

Sales revenue of $1,669.1 million, excluding third party royalties, represented an increase of 23.9% in reported terms (9.1% in constant currency terms) over the prior year. At a segment level, in reported terms, sales revenue in Australasia increased 7.6%, the Americas increased 34.9% and Europe increased 23.4% over the prior year.

Consolidated gross margins remained strong at 53.2% compared to the prior year's 54.9%, reflecting a combination of various factors including stronger purchase hedge rates achieved in Australia and Europe offset by higher product sourcing costs, higher levels of promotional activity in the United States in the current challenging trading environment, together with the dilutionary impact of the acquisitions of DaKine and Sector 9 whose gross margins are lower due to the extensive use of third party distributors.

EBITDA of $284.8 million, represented a slight decrease of 2.4% in reported terms (13.9% in constant currency terms) compared to the prior year principally reflecting the current challenging trading environment, particularly in the United States. The Europe segment was a highlight, with EBITDA growth of 21.1% in reported terms.

The consolidated EBITDA margin of 17.1% decreased by 4.6% compared to that of the prior year of 21.7%, driven by segment mix with strong reported EBITDA growth and consistent strong EBITDA margins in Europe offset by lower margins in the Americas and, to a lesser extent, Australasia.

Australasia
Compared with the prior year in reported terms, sales revenue increased 7.6% to $444.3 million (up from $412.7 million) and EBITDA decreased 8.8% to $100.4 million (down from $110.1 million). EBITDA margins were lower at 22.6% compared to 26.7% in the prior year, reflecting the segment's changing regional mix.

Review of operations (continued)

In constant currency terms, sales revenue increased 3.9% and EBITDA decreased 10.6%.

Sales revenue growth in local currencies was particularly strong in Japan and Asia, with both territories delivering strong EBITDA growth. Sales revenue in Australia and New Zealand were in line with that of the prior year. Trading conditions in South Africa were difficult, with margins being adversely impacted following a steep depreciation of the South African Rand against the USD.

Americas
Compared with the prior year in reported terms, sales revenue increased 34.9% to $836.8 million (up from $620.5 million), driven by acquisitions and the stronger USD against the AUD. EBITDA decreased 10.8% to $99.9 million (down from $112.0 million). EBITDA margins were lower at 11.9% compared to 18.1% in the prior year, reflecting the extremely weak trading and macroeconomic conditions in North America. The significant weakening of the CAD against the USD also had an adverse impact on the segment result.

In constant currency terms, sales revenue increased 12.1% and EBITDA decreased 28.0%.

Strong double digit sales revenue and EBITDA growth was achieved in South America.

Europe
Compared with the prior year in reported terms, sales revenue increased 23.4% to $388.0 million (up from $314.4 million) and EBITDA rose 21.1% to $82.4 million (up from $68.0 million). EBITDA margins of 21.2% were in line with the prior year of 21.6%, driven by a combination of cost controls, operational synergies and currency related product purchasing benefits, offset by the significant weakening of the GBP against the Euro.

In constant currency terms, sales revenue increased 9.3% and EBITDA increased 5.7%.

Europe's strong sales revenue and EBITDA result demonstrates continued strong business performance and positions the region well for 2010.

Depreciation and Amortisation Expense
Depreciation and amortisation expense growth of 40.1% in reported terms (22.7% in constant currency terms) was principally driven by both acquisitions and retail store expansion.

Impairment Charge Expense
As a result of the impairment review of retail store assets, certain assets have been written down to their recoverable amount, being their value-in-use. For the year ended 30 June 2009, this resulted in a pre-tax impairment charge in respect of retail stores which amounted to $9.5 million.

Net Interest Expense
Net interest expense growth of 62.6% in reported terms (43.6% in constant currency terms) was driven by increased borrowings to fund the capital expenditure requirements for acquisitions and organic retail store expansion, together with increased working capital requirements to support both organic growth as well as acquired businesses.

Income Tax Expense
The income tax expense for the year ended 30 June 2009 is $53.2 million (2008: $69.3 million), an effective rate of tax of 25.8% (2008: 28.2%). The lower effective tax rate reflects in part the increasing impact of net exempt income from branch operations, in particular GSM (Europe) Pty Ltd, consistent with the Group's changing segment mix, together with several one-off prior year tax adjustments. Adjusting for these one-off prior year tax adjustments, the effective tax rate would have been approximately 28%.

In addition to the bilateral Advanced Pricing Agreement the Group has in place with both the Australian Tax Office and the United States Internal Revenue Service, on 2 July 2009 a unilateral Advanced Pricing Agreement was entered into with the French Taxation Authority in France in relation to the royalty rate used by GSM (Europe) Pty Ltd for the right to use certain Group brands and trademarks. This agreement will cover the period 1 July 2006 to 30 June 2011 and provides certainty for the Group in respect of royalties being paid in accordance with French transfer pricing rules and regulations.

Review of operations (continued)

Consolidated Balance Sheet, Cash Flow Items and Capital Expenditure
Working capital (including factored receivables) at $441.0 million represents 28.1% as a percentage of the prior twelve months' sales stated at year end exchange rates, being a 2.5% increase over the prior year, or a 19.4% increase in absolute dollars compared to revenue growth of 9.1% in constant currency terms, in part reflecting the impact of the acquisition of DaKine for which only nine months of sales were included in the financial year following the acquisition. Excluding the acquisition of DaKine, working capital represents 27.0% as a percentage of the prior twelve months' sales stated at year end exchange rates, being a 1.4% increase over the prior year, or a 8.8% increase in absolute dollars compared to revenue growth of 3.3% in constant currency terms.

This working capital result represents a significant improvement on the Group's half year working capital position and in particular reflects the impact of strategies adopted by management to return inventory to more normal levels, with inventory excluding DaKine growing by 4.7% compared to revenue growth of 3.3% in constant currency terms.

Cash flow from operations of $175.7 million represents a strong increase of 14.7% over the prior year period driven by both higher net cash receipts and the timing of income tax payments in the prior year offset by higher finance cost payments. Net cash receipts of $258.6 million are 11.7% higher than the prior year period.

Cash outflow from investing activities of $215.2 million was in accordance with expectations and includes the acquisitions of DaKine, Sector 9 and Two Seasons (a 15 store retail business in the United Kingdom), together with general investment in owned retail globally.

Net debt decreased 36.6% to $225.0 million taking into account the proceeds received from the entitlement offer noted below, with a conservative gearing ratio (net debt to net debt plus equity) of 16.0% and strong interest cover of 7.1 times.

On 17 July 2008 a new AU$600 million unsecured multi-currency syndicated facility was entered into by the Group to replace the previous AU$515 million secured facilities and to provide additional liquidity to the Group. The new facility was structured on an unsecured basis with two and three year tranches of AU$300 million each.

Consistent with the Group's capital risk management strategy, on 16 October 2008 the Group converted this facility into a US$533.5 million facility to minimise the volatility in the Group's financing facilities due to movements in the AUD/USD exchange rate. The two year tranche under this facility which was due for roll-over on or prior to 1 July 2010 was extended to 1 July 2012 on 11 August 2009 and the facility balance relating to this tranche was reduced from US$266.75 million to US$216.75 million. The three year tranche under this facility is due for roll-over on or prior to 1 July 2011.

On 21 July 2008 a new AU$100 million unsecured multi-currency drawdown facility was entered into by the Group, replacing the previous secured facility for the same amount. On 22 December 2008 the Group converted this facility into a US$100 million facility to further minimise the volatility in the Group's financing facilities due to movements in the AUD/USD exchange rate. This new facility which was due for roll-over on or prior to 17 July 2010 was extended to 1 July 2012 on 30 July 2009 subject to the finalisation of formal documentation with the facility provider.

In May 2009, the Company invited institutional and retail shareholders to participate in accelerated non-renounceable pro-rata entitlement offers to subscribe for 2 new ordinary shares for every 11 existing ordinary shares held at an issue price of $7.50 per share. Each offer was fully underwritten by Goldman Sachs JBWere. Details of these offers are as follows:

- The institutional entitlement offer was made on 18 May 2009 with shares issued on and ranking for dividends after 29 May 2009. As a result, 30.6 million new shares were issued, resulting in cash proceeds of $229.2 million.
- The retail entitlement offer was made on 25 May 2009 with shares issued on and ranking for dividends after 19 June 2009. As a result, 8.2 million new shares were issued, resulting in cash proceeds of $61.6 million.

In total the entitlement offer raised cash proceeds of $290.8 million, before transaction costs.

Significant changes in the state of affairs
There were no significant changes in the state of affairs of the Group during the financial year.

Matters subsequent to the end of the financial year
On 2 July 2009, a unilateral Advanced Pricing Agreement (APA) was entered into with the French Taxation Authority in France in relation to the royalty rate used by GSM (Europe) Pty Ltd for the right to use certain Group brands and trademarks. This agreement will cover the period 1 July 2006 to 30 June 2011 and provides certainty for the Group in respect of royalties being paid in accordance with French transfer pricing rules. This unilateral APA is in addition to the bilateral APA entered into with both the Australian Taxation Office and the United States Internal Revenue Service in 2007.

On 30 July 2009, the US$100 million unsecured multi-currency drawdown facility, which was due for roll-over on or prior to 17 July 2010, was extended to 1 July 2012 subject to the finalisation of formal documentation with the facility provider.

On 11 August 2009, the two year tranche under the Group's US$533.5 million unsecured multi-currency syndicated facility, which was due for roll-over on or prior to 1 July 2010, was extended to 1 July 2012 and the facility balance relating to this tranche was reduced from US$266.75 million to US$216.75 million.

Likely developments and expected results of operations
Looking to the 2009/10 financial year, the business is generally well positioned. Forward orders remain solid in Europe and reasonably static in Australasia. The US is experiencing lower initial forward orders, but there are early signs of emerging product shortages in some fashion-driven categories and discounting at retail is more sporadic rather than widespread throughout stores.

Overall, the current level of business is encouraging but it is difficult to build a recovery in retailer demand and consumer spending into the Group's forecasts at this time. Therefore, the Group enters the 2009/10 financial year with conservative expectations. In the absence of any further unforeseen, exceptional circumstances impacting the global boardsports market, the Group is forecasting reported NPAT to be flat for the 2009/10 financial year compared to the prior year. This is based on actual monthly average exchange rates for the month of July 2009 and an assumption of August exchange rates as the monthly average exchange rate for the remainder of the 2009/10 financial year, in particular a AUD/USD rate of 83 cents and a AUD/Euro rate of 58 cents. The forecast represents constant currency NPAT growth of approximately 5% when excluding the impairment charge from the prior year, or NPAT growth of approximately 10% when including the impairment charge from the prior year.

Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation
The Group, while not subject to any significant environmental regulation or mandatory emissions reporting, voluntarily measures its carbon emissions using the *National Greenhouse and Energy Reporting Act 2007.*

Information on Directors

TED KUNKEL *(Non-Executive Chairman)*

Experience and expertise
Previously the President and Chief Executive Officer of Foster's Group Limited and associated companies. Mr Kunkel has extensive international business experience. Appointed Non-Executive Director on 19 February 2001.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Chairman of the Board and Nominations Committee and member of Human Resource and Remuneration and Audit Committees.

Interests in shares and options
116,033 ordinary shares in Billabong International Limited.

DEREK O'NEILL *(Executive Director)*

Experience and expertise
Derek O'Neill was appointed as Chief Executive Officer effective 1 January 2003. He has previously held senior management positions with Billabong, including General Manager of Billabong's European operations from 1992-2003. In 2002, Mr O'Neill was awarded a Chevalier d'Ordre de Merite Nationale for services to business in France. Appointed Executive Director on 5 March 2002.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Chief Executive Officer.

Interests in shares and options
1,467,779 ordinary shares in Billabong International Limited.
172,190 share rights in Billabong International Limited.
629,007 options in Billabong International Limited.

Information on Directors (continued)

MARGARET JACKSON AC *(Non-Executive Director)*

Experience and expertise
Margaret Jackson was a Partner of KPMG Peat Marwick's Management Consulting Division and National Chairman of the KPMG Micro Economic Reform Group until 30 June 1992, when she resigned to pursue a full-time career as a company Director. Ms Jackson was previously a Director of Australia and New Zealand Banking Group Limited, The Broken Hill Proprietary Company Limited, Pacific Dunlop Limited, John Fairfax Holdings Limited, Southcorp Limited and Chairman of Qantas Airways Limited. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
FlexiGroup Limited, director and Chairman since 20 November 2006.

Former directorships in last 3 years
Australia and New Zealand Banking Group Limited, from 22 March 1994 to 21 March 2009.
Qantas Airways Limited, Director from 1 July 1992 to 14 November 2007 and Chairman from 1 August 2000 to 14 November 2007.

Special responsibilities
Chairman of Human Resource and Remuneration Committee and member of Nominations and Audit Committees.

Interests in shares and options
270,259 ordinary shares in Billabong International Limited.

ALLAN MCDONALD *(Non-Executive Director)*

Experience and expertise
Allan McDonald has extensive experience in the investment and commercial banking fields and is presently associated with a number of companies as a consultant and company Director. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Astro Japan Property Trust (Director of responsible entity, Babcock & Brown Japan Property Management Limited), Director and Chairman since 19 February 2005.
Multiplex Property Trust (Director of responsible entity, Brookfield Multiplex Funds Management Limited), Director since 22 October 2003 and Chairman from May 2005.
Ross Human Directions Limited, Director and Chairman since 3 April 2000.

Former directorships in last 3 years
Multiplex Limited, from 22 October 2003 to 31 October 2007.
DCA Group Ltd, from 19 May 1988 to 13 December 2006.

Special responsibilities
Chairman of Audit Committee and member of Nominations and Human Resource and Remuneration Committees.

Interests in shares and options
153,046 ordinary shares in Billabong International Limited.

Information on Directors (continued)

GORDON MERCHANT *(Non-Executive Director)*

Experience and expertise
Gordon Merchant founded Billabong's business in 1973 and has been a major stakeholder in the business since its inception. Mr Merchant has extensive experience in promotion, advertising, sponsorship and design within the surfwear apparel industry. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
Plantic Technologies Limited, since 12 April 2005.

Former directorships in last 3 years
None.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
37,770,098 ordinary shares in Billabong International Limited.

PAUL NAUDE *(Executive Director)*

Experience and expertise
Paul Naude was appointed President of Billabong's American operations in 1998 and established Billabong USA as a wholly owned activity in North America. He has been involved in the surfing industry since 1973 with extensive experience in apparel brand management. Appointed Executive Director on 14 November 2002.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
General Manager, Billabong USA.

Interests in shares and options
1,175,988 ordinary shares in Billabong International Limited.
152,682 share rights in Billabong International Limited.
524,170 options in Billabong International Limited.

COLETTE PAULL *(Non-Executive Director)*

Experience and expertise
Colette Paull was one of the earliest employees of the Billabong business in 1973. Since that time, Ms Paull has been broadly involved in the development of Billabong's business from its initial growth within Australia to its expansion as a global brand. Ms Paull previously held the position of Company Secretary until 1 October 1999. Appointed Non-Executive Director on 4 July 2000.

Other current directorships
None.

Former directorships in last 3 years
None.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
2,973,289 ordinary shares in Billabong International Limited.

Information on Directors (continued)

TONY FROGGATT *(Non-Executive Director)*

Experience and expertise
Tony Froggatt was the CEO of Scottish and Newcastle PLC brewing company based in Edinburgh, UK until he retired on 31 October 2007 to return to Australia. He has extensive marketing and distribution knowledge in Australia, Western and Central Europe and Asia particularly in the international food and beverages sectors. Appointed Non-Executive Director on 21 February 2008.

Other current directorships
Brambles Industries Limited, since 1 June 2006.
AXA Asia Pacific Holdings Limited, since 16 April 2008.
National Mutual Life Association of Australasia Ltd, since 16 April 2008.

Former directorships in last 3 years
Scottish and Newcastle PLC from 12 May 2003 to 31 October 2007.

Special responsibilities
Member of Nominations, Human Resource and Remuneration and Audit Committees.

Interests in shares and options
7,505 ordinary shares in Billabong International Limited.

Company Secretary
The Company Secretary is Ms Maria Manning B.Bus (Acc), CPA and FCIS. Ms Manning was appointed to the position of Company Secretary in April 2006. She has over 18 years experience as a Company Secretary of publicly listed companies in Australia.

Meetings of Directors
The numbers of meetings of the Company's Board of Directors and of each Board Committee held during the year ended 30 June 2009, and the numbers of meetings attended by each Director were:

	Billabong International Limited Board									
	Scheduled Meetings		Unscheduled Meetings		Audit Committee		Nominations Committee		Human Resource and Remuneration Committee	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended	Held	Attended
E.T. Kunkel	9	9	11	11	3	3	2	2	6	6
D. O'Neill	9	9	11	11	*	*	*	*	*	*
A.G. Froggatt	9	9	11	11	3	3	2	2	6	6
M.A. Jackson	9	9	11	11	3	3	2	2	6	6
F.A. McDonald	9	9	11	11	3	3	2	2	6	6
G.S. Merchant	9	9	11	10	3	3	2	2	6	6
P. Naude	9	9	11	10	*	*	*	*	*	*
C. Paull	9	9	11	11	3	3	2	2	6	6

* Not a member of the relevant Committee.

Remuneration report

The remuneration report is set out under the following main headings:

- A Remuneration at a glance;
- B Principles used to determine the nature and amount of remuneration;
- C Details of remuneration;
- D Service agreements;
- E Share-based compensation; and
- F Additional information.

The information provided in this remuneration report has been audited as required by section 308(3C) of the *Corporations Act 2001*.

Remuneration report (continued)

A Remuneration at a glance

The following section sets out key details of the Group's executive and Non-Executive Director remuneration strategy and framework and the impact of recent regulatory developments. Further details are set out in the remainder of this remuneration report.

Executive remuneration

- Fixed remuneration is targeted to be competitive with the market. Base pay is typically reviewed annually to ensure this objective is achieved. It has been agreed to implement a salary freeze on executive remuneration for the 2009/10 financial year.
- A portion of the executive's total remuneration is "at risk" to encourage high performance and align executive and shareholder interests. The "at risk" component increases as an executive gains seniority within the Group.
- The short-term incentive plan rewards executives for achieving financial and non-financial objectives at a Group, regional and individual level. For the 2008/09 financial year cash bonuses were paid to executives reflecting the extent to which they achieved their individual KPI's and financial targets. Actual bonus amounts paid for the 2008/09 financial year were significantly lower than the 2007/08 financial year.
- The Executive Performance Share Plan is the main long-term performance component of the Group's executive remuneration framework. The plan delivers equity-based remuneration to key executives in the form of either shares or rights to shares (depending on the executive's jurisdiction). For key executives (Tier 1), awards vest after three years based on the Group's three year Earnings per Share (EPS) performance. The EPS targets are set by the Board for each grant to ensure they are appropriate stretch targets given the Group's circumstances and the prevailing market environment at the time of grant. The 2006/07 grant was tested based on financial performance to 30 June 2009, the performance hurdles were not achieved and therefore no shares will vest.
- A variant of the Executive Performance Share Plan was introduced in the 2008/09 financial year and is used for other senior management (Tier 2), including one of the key management personnel, which is focussed on retention and vests subject to a service condition that the individual must be employed by the Group at the end of a two year vesting period. All other terms of this variant of the Plan are the same.
- At the 2008 Annual General Meeting, the Executive Performance and Retention Plan was approved. The key objectives of this one-off grant of share options was to focus the Chief Executive Officer (CEO) and his executive team on retention and delivery of enhanced returns to shareholders over the period of the Group's five year strategic plan. Vesting of awards under the Plan is based on a relative Total Shareholder Return (TSR) performance hurdle and a stretching absolute TSR hurdle (120% TSR over five years is required for full vesting).

Non-executive director remuneration

- Non-Executive Directors receive fees and payments that reflect the nature of their role and their responsibilities.
- The maximum aggregate fee pool was approved in 2005 and has not been modified since.

Impact of regulatory developments

- Over the past year, there have been many regulatory developments in the area of executive remuneration. The Company anticipates that potential regulatory developments in the coming year, including recommendations arising from the Productivity Commission's review of executive remuneration, may result in the need to further review the Group's remuneration arrangements. The following specific changes are under ongoing review and will be addressed by the Group as appropriate over the course of the financial year:
    - Termination cap legislation: when the final legislation is released, the Group will be reviewing its approach to executive contracts.
    - Taxation of employee share plans: the new regime applies to all equity awards granted on or after 1 July 2009. As a result of the announcement, the Group has temporarily suspended all equity-based awards to employees. It is envisaged that once the final legislation is released, the Group will review the design aspects of its equity plans. The discussion of the Group's equity plans in this Remuneration Report is based on the current plan design and the design of the plans may need to change subject to the final taxation legislation.

B Principles used to determine the nature and amount of remuneration

Role of the Human Resource and Remuneration Committee

The Board has a Human Resource and Remuneration Committee which provides advice on remuneration and incentive policies and practices and makes specific recommendations to the Board regarding the remuneration packages and other terms of employment for Executive Directors, other senior management and Non-Executive Directors. The Corporate Governance Statement provides further information on the role of this Committee.

Remuneration report (continued)

B Principles used to determine the nature and amount of remuneration (continued)

Executive remuneration policy and principles
The overall objective of the Group's executive remuneration policy and framework is to provide market competitive reward opportunities to executives through an incentive framework that rewards appropriately for the results delivered and is aligned to the creation of value for shareholders.

In consultation with external remuneration consultants, the Board has developed an executive reward framework based on the following key principles:

- Provide a market competitive reward opportunity;
- Apply performance targets that take into consideration the Group's strategic objectives, business plan performance expectations and deliver rewards commensurate for achieving these objectives and targets;
- Ensure executives have line of sight to the performance hurdles (i.e. they can impact the achievement of the targets through their performance);
- Align executive remuneration with the creation of shareholder value through the selection of performance hurdles and delivery of part of the reward package as equity;
- Encourage the retention of key executives and senior management who are critical to the future success of the Group; and
- Consider market practice and shareholder views in relation to executive remuneration, whilst ensuring that executive remuneration meets the unique commercial requirements of the Group.

Overview of the executive remuneration components
The executive remuneration framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As key management personnel gain seniority within the Group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

The executive remuneration framework consists of the following components:

Component	Purpose
Fixed remuneration (including benefits)	For the completion of day-to-day accountabilities and behaving in accordance with the Group's culture and values.
Short-term incentive plan	To reward executives for meeting personal key performance indicators, achieving regional budget expectations (if applicable) and the Group's overall performance against the annual budget.
Executive Performance Share Plan Tier 1 (key executives)	To provide an equity based reward opportunity to executives based on the Group's three year EPS performance.
Executive Performance Share Plan Tier 2 (other senior management, including one of the key management personnel)	To provide an equity based reward opportunity to key management based on retention.
Executive Performance and Retention Plan	To lock-in and effectively reward selected senior executives over a five year period for growing the market value of the Group and delivering returns to shareholders.

Each of these components are discussed in more detail below.

Billabong Executive Incentive Option Plan – Details of this Plan have been provided in previous Annual Reports. The Board has no current intention to make any future grants under this Plan.

Fixed remuneration
Executives are offered a competitive remuneration that comprises the components of base pay and benefits. External remuneration consultants provide analysis and advice to ensure remuneration is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Remuneration report (continued)

B Principles used to determine the nature and amount of remuneration (continued)

A salary freeze has been implemented on executive remuneration for the 2009/10 financial year.

Executives receive benefits including health insurance and superannuation as required by the laws in the various jurisdictions in which the Group operates. In certain circumstances, additional benefits (e.g. travel, accommodation, etc) may also be provided.

Short-term incentive plan
The short-term incentive (STI) plan delivers a cash reward based on the following performance hurdles:

Executive	Performance hurdles
Chief Executive Officer and Chief Financial Officer	The Group NPAT performance, the Group working capital as a percentage of sales and personal performance objectives.
Regional General Managers	The Group NPAT performance, regional EBIT performance, regional working capital as a percentage of sales and personal performance objectives.
President, Element Skateboards, Inc	Element USA EBIT performance.

The performance hurdles were selected to focus executives on the strategic aims of the business, provide a line of sight (i.e. performance measures that they can impact through their performance) and ensure variable reward is only achieved when value has been created for shareholders.

For the 2008/09 financial year, cash bonuses were paid to executives reflecting the extent to which they achieved their individual KPI's and Group or regional financial targets. These bonus amounts were significantly lower than those paid for the 2007/08 financial year.

The STI target annual payment is reviewed each year.

In accordance with their charter, subject to the Human Resource and Remuneration Committee's review of performance against each executive's performance targets, all bonuses are paid in early September of the following financial year. The short-term bonus payments may be adjusted up or down in line with under or over achievement against the target performance levels. This is at the discretion of the Human Resource and Remuneration Committee.

The Committee is currently reviewing the operation of the STI plan for 2009/10 financial year to ensure that it appropriately motivates and rewards the executive team for delivering against, and exceeding, the Group's financial targets. Any revisions to the Plan will be disclosed in next year's Remuneration Report.

Executive Performance Share Plan (EPSP)
Following the review of executive remuneration undertaken by the Committee in 2008, the EPSP was restructured into Tier 1 and Tier 2.

EPSP – Tier 1
Tier 1 participants comprise the executives of the Group who are directly responsible for driving the growth strategy of the Group. The objectives of the EPSP for Tier 1 participants remain the same i.e. to provide executives with an equity-based reward opportunity that vests based on the Group's three year EPS performance. The establishment of the EPSP was approved by shareholders at the 2004 Annual General Meeting.

Remuneration report (continued)

B Principles used to determine the nature and amount of remuneration (continued)

Under the Plan the Group awards the following equity, subject to the tax implications in the relevant jurisdiction:

Equity vehicle	Overview
Tier 1 Performance shares	An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the Plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. For Australian employees, once the shares have vested they remain in the trust until the earlier of the employee leaving the Group, the tenth anniversary of the date the performance shares were awarded or the Board approving an application for their release. For non-Australian employees, once their performance shares vest the shares are transferred to them (or sold on their behalf if they choose). However, if the performance shares do not vest, they are forfeited by the employee (for no consideration).
Tier 1 Conditional rights	An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. For French employees granted rights after 1 July 2005, shares associated with vested rights are automatically transferred to the employee. These shares cannot be disposed of before the end of a 24 month Restriction Period following the allocation date, except in the event of death. Until such time that the rights have vested the employee cannot use the rights to vote or receive dividends. For all other employees, from the time of the employee receiving notice of the rights having vested they have one month to exercise the rights and either sell the shares or transfer them into their name. If the rights are not exercised by the employee they will automatically exercise and the shares will be transferred to the employee. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends. However, if the conditional rights do not vest, they are forfeited by the employee (for no consideration).

Note that for the purposes of the remuneration tables in this report, performance shares and conditional rights are collectively referred to as "rights".

Award, vesting and exercises under the Plan are made for no consideration.

Awards under the Plan vest on the third anniversary of grant only if the EPS performance hurdles are satisfied in the relevant performance period. The performance periods are summarised in the table below:

Grant	Performance period
FY 2006	FY05 (base year EPS) to FY08
FY 2007	FY06 (base year EPS) to FY09
FY 2008	FY07 (base year EPS) to FY10
FY 2009	FY08 (base year EPS) to FY11

Remuneration report (continued)

B Principles used to determine the nature and amount of remuneration (continued)

The following chart summarises the EPS performance hurdles for outstanding unvested grants and the grants made in financial years ended 30 June 2006 and 30 June 2007 (which vested following the close of the financial years ended 30 June 2008 and 30 June 2009 respectively).


EPSP performance hurdle summary
Stretch performance component (FY08 & FY09 awards only)
120.0%
FY09
120%
FY08
100.0%
100%
100%
FY07
100%
FY06
60%
75%
50.0%
50%
% of awards vesting
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
10.0%
12.5%
15.0%
17.5%
20.0%
Compound EPS growth per annum

The Board selected EPS as the appropriate hurdle for the Plan as the Plan is intended to focus executives on the long-term (three year) earnings performance of the Group.

Each year, prior to awards being granted, the Human Resource and Remuneration Committee considers the market environment, the Group's business strategy and performance expectations and shareholder expectations and sets the performance targets for the awards to be granted that year. Due to the growth of the Group and the challenges of maintaining the high growth rate of earnings from a resulting higher EPS base, the targets, set at grant, differ for each of the 2005/06, 2006/07, 2007/08 and 2008/09 grants.

Details of the awards to Executive Directors, Derek O'Neill and Paul Naude in the 2009/10 financial year will be set out for shareholder approval in the Notice of Meeting and Explanatory Memorandum for the Company's 2009 Annual General Meeting.

At the end of the relevant performance period, in line with its charter, the Human Resource and Remuneration Committee consider the EPS performance of the Group on both a reported and constant currency basis and determines to what extent the awards should vest based on the above vesting conditions.

EPSP - Tier 2

Tier 2 participants comprise other senior management of the Group, including one of the key management personnel, President, Element Skateboards, Inc. The primary objective of the Tier 2 EPSP is retention. Under the Plan, Tier 2 participants are awarded performance shares and conditional rights. The awards do not vest unless the employee has completed a period of two years of employment from the date the awards are granted.

Remuneration report (continued)

B Principles used to determine the nature and amount of remuneration (continued)

The Group awards the following equity, subject to the tax implications in the relevant jurisdiction:

Equity vehicle	Overview
Tier 2 Performance shares	An employee awarded performance shares is not legally entitled to shares in the Company before the performance shares allocated under the Plan vest. However, the employee can vote and receive dividends in respect of shares allocated to them. Once the shares have vested the shares are transferred to the employee. However, if the performance shares do not vest, they are forfeited (for no consideration).
Tier 2 Conditional rights	An employee awarded conditional rights is not legally entitled to shares in the Company before the rights allocated under the Plan vest. Once vested, each right entitles the employee to receive one share in the Company. Until such time that the rights are exercised the employee cannot use the rights to vote or receive dividends. However, if the conditional rights do not vest, they are forfeited (for no consideration).

Executive Performance and Retention Plan
The establishment of the Executive Performance and Retention Plan was approved at the Annual General Meeting of the Company held on 28 October 2008. The Executive Performance and Retention Plan is designed to retain and effectively reward key senior executives over a five year period for growing the market value of the Group and delivering returns to shareholders. Under the Plan, the executive team are granted options. The options will only vest if certain performance hurdles are met and if the individual is still employed by the Group at the end of the vesting period.

Vesting of the options is subject to the Company's Total Shareholder Return (TSR) performance. TSR measures growth in the Company's share price, together with the value of dividends received during the relevant period. Two TSR performance hurdles must be achieved in order for awards to vest:

- A 'gateway' relative TSR hurdle of above median of a comparator group of companies over the five year performance period, measured from start of performance period to the end of year five; and
- Absolute TSR hurdle with a 120% target (equivalent to approximately 12.8% share price growth p.a. over five years) to be achieved at any point over the five year performance period.

The comparator group for the relative TSR comparator group is the constituents of the S&P/ASX 100 Index at the start of the performance period (excluding companies in the Global Industry Classification Standard (GICS) name codes: 'Oil, Gas and Consumable Fuels' and 'Metals and Mining').

The use of a relative TSR hurdle gateway directly aligns executive reward and shareholder return by ensuring that executive's are only rewarded for the absolute TSR performance if they are also in the "top half" of ASX 100 (excluding certain GICS industries) performers at the time performance is tested.

The use of the stretch absolute TSR performance target focuses executives on significantly growing the business in line with the strategic plan and generating strong returns for shareholders.

An early banking opportunity is also provided to executives, where the absolute and relative performance hurdles are satisfied. However, in order for the options to vest, the continued employment condition must be satisfied. The banking approach allows for executives to be rewarded for "early" high TSR performance. However, due to the continued employment requirement and the delivery vehicle being options, this Plan encourages sustained share price performance throughout the five year period and enhances the retention impact of the awards.

Remuneration report (continued)

B Principles used to determine the nature and amount of remuneration (continued)

The performance hurdles and the early banking opportunities are summarised in the table below:

Date	**Year 3 test 30 June 2011**	**Year 4 test 30 June 2012**	**Year 5 test 30 June 2013**
Absolute TSR	80% TSR achieved at any time during the prior three years.	100% TSR achieved at any time during the prior four years.	120% TSR achieved at any time during the prior five years.
Relative TSR	Above median TSR performance achieved against comparator group of companies.	Above median TSR performance achieved against comparator group of companies.	Above median TSR performance achieved against comparator group of companies.
Banking	1/3 of total options.	2/3 of total options.	All options earned.

Once vested, the options remain exercisable for a period of two years.

Options granted under the Plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share upon receipt of funds.

The exercise price of options is based on the weighted average price at which the Company's shares are traded on the Australian Securities Exchange during the five trading days immediately before the options are granted. Amounts received on the exercise of options are recognised as share capital.

Non-Executive Directors
Fees and payments to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the Non-Executive Directors. Non-Executive Directors do not receive share options or retirement benefits (other than statutory superannuation payments).

Non-Executive Directors' fees are determined within an aggregate Directors' fee pool limit. The maximum aggregate remuneration pool was approved by members on 21 October 2005. The maximum currently stands at $1,200,000.

C Details of remuneration

Amounts of remuneration
Details of the remuneration of the Directors and the key management personnel (as defined in AASB 124 *Related Party Disclosures)* and specified executives of the Group are set out in the following tables. The cash bonuses are dependent on the satisfaction of performance conditions as set out in the section headed *Short-term incentive plan* above.

Billabong International Limited, the Company, does not remunerate any of the Directors or key management personnel. Rather, the Directors and key management personnel are remunerated via subsidiaries of the Company, hence separate remuneration disclosure for Billabong International Limited is not required.

The key management personnel of the Group are the Directors of the Group and certain executives that either report directly to the Chief Executive Officer or the General Manager of Billabong USA being:

Name	*Position*	*Employer*
F. Fogliato	General Manager, Billabong Europe	GSM (Europe) Pty Ltd
C. Kypriotis	General Manager, Billabong South Americas	GSM Brasil Ltda
S. North	General Manager, Billabong Australasia	GSM (Operations) Pty Ltd
J. Schillereff	President, Element Skateboards, Inc	Element Skateboards, Inc
C. White	Chief Financial Officer	GSM (Operations) Pty Ltd

In addition, the following person must be disclosed under the *Corporations Act 2001* as they are among the five highest remunerated Group executives:

Name	*Position*	*Employer*
E. Leasure	President, Quiet Flight	GSM Investments Ltd

Remuneration report (continued)

C Details of remuneration (continued)

Key management personnel and other executives of the Group

2009	Short-term employee benefits			Post-employment benefits	Long-term benefits	Share-based payments		
Name	Cash salary and fees $'000	Cash bonus $'000	Non-monetary benefits $'000	Super-annuation $'000	Long service leave $'000	Options * $'000	Rights ** $'000	Total $'000
Executive Directors								
D. O'Neill *Chief Executive Officer*	1,144	578	3	13	19	190	(249)	1,698
P. Naude *General Manager Billabong USA*	1,208	401	19	4	---	159	(227)	1,564
Non-Executive Directors								
E.T. Kunkel *Chairman*	333	---	2	13	---	---	---	348
A.G. Froggatt	130	---	2	12	---	---	---	144
M.A. Jackson	145	---	2	13	---	---	---	160
F.A. McDonald	155	---	2	14	---	---	---	171
G.S. Merchant	130	---	2	12	---	---	---	144
C. Paull	130	---	2	12	---	---	---	144
Other Key Management Personnel								
F. Fogliato ^	611	317	13	---	---	53	(111)	883
C. Kypriotis	386	169	22	18	---	---	(66)	529
S. North ^	564	200	5	14	8	95	(120)	766
J. Schillereff ^	589	53	18	3	---	---	(8)	655
C. White ^	661	334	2	14	4	95	(146)	964
Other Group Executives								
E. Leasure ^	687	11	17	---	---	---	16	731

^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the *Corporations Act 2001.*

* Remuneration in the form of options relates to the accounting charge recognised in the Group's Income Statement based on the fair value of the award at the date of grant amortised on a straight-line basis over the vesting period of the Executive Performance and Retention Plan. The accounting charge is reflected as an expense in the financial statements regardless of whether the Executive Performance and Retention Plan may fully vest, partially vest or not vest at all.

** Remuneration in the form of rights includes negative amounts for the write back in the accumulated expense previously recognised in the Group's Income Statement in respect of the Executive Performance Share Plan as a result of performance hurdles in relation to certain components of that Plan not being met or which are unlikely to be met. In particular, the 2006/07 grant was tested based on financial performance to 30 June 2009, the performance hurdles were not achieved and therefore no shares will vest.

Remuneration report (continued)

C Details of remuneration (continued)

2008	Short-term employee benefits			Post-employment benefits	Long-term benefits	Share-based payments		
Name	Cash salary and fees $'000	Cash bonus $'000	Non-monetary benefits $'000	Super-annuation $'000	Long service leave $'000	Options $'000	Rights $'000	Total $'000
<u>Executive Directors</u>								
D. O'Neill *Chief Executive Officer*	1,082	1,100	4	13	9	---	435	2,643
P. Naude *General Manager Billabong USA*	930	782	18	3	---	---	420	2,153
<u>Non-Executive Directors</u>								
E.T. Kunkel *Chairman*	325	---	2	13	---	---	---	340
A.G. Froggatt *	45	---	---	4	---	---	---	49
M.A. Jackson	145	---	2	13	---	---	---	160
F.A. McDonald	155	---	2	13	---	---	---	170
G.S. Merchant	130	---	2	12	---	---	---	144
C. Paull	130	---	2	12	---	---	---	144
<u>Other Key Management Personnel</u>								
P. Casey **	330	---	2	6	---	---	12	350
F. Fogliato ^	494	281	11	---	---	---	157	943
C. Kypriotis *** ^	340	458	13	16	---	---	103	930
S. North ^	533	258	5	13	18	---	203	1,030
J. Schillereff ^	476	89	17	2	---	---	71	655
C. White ^	627	318	2	13	---	---	252	1,212

* From 21 February 2008 to 30 June 2008.

** P. Casey resigned from the consolidated entity effective 27 November 2007. Cash salary and fees include termination benefits of $119k.

*** Cash bonus figure includes a one-off retention bonus of US$250k.

^ Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the *Corporations Act 2001.*

Remuneration report (continued)

C Details of remuneration (continued)

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed remuneration		At risk – Short Term Incentives		At risk – Long Term Incentives	
Name	**2009**	2008	**2009**	2008	**2009**	2008
Executive Directors						
D. O'Neill *Chief Executive Officer*	69%	42%	34%	42%	(3%)	16%
P. Naude *General Manager Billabong USA*	79%	44%	25%	36%	(4%)	20%
Non-Executive Directors						
E.T. Kunkel *Chairman*	100%	100%	---	---	---	---
A.G. Froggatt *	100%	100%	---	---	---	---
M.A. Jackson	100%	100%	---	---	---	---
F.A. McDonald	100%	100%	---	---	---	---
G.S. Merchant	100%	100%	---	---	---	---
C. Paull	100%	100%	---	---	---	---
Other Key Management Personnel						
P. Casey **	---	97%	---	---	---	3%
F. Fogliato	71%	54%	36%	30%	(7%)	16%
C. Kypriotis	80%	40%	32%	49%	(12%)	11%
S. North	77%	55%	26%	25%	(3%)	20%
J. Schillereff	93%	75%	8%	14%	(1%)	11%
C. White	71%	53%	35%	26%	(6%)	21%
Other Group Executives						
E. Leasure***	96%	---	2%	---	2%	---

* From 21 February 2008 to 30 June 2008.
** P. Casey resigned from the consolidated entity effective 27 November 2007.
*** E. Leasure commenced employment with the consolidated entity effective 1 June 2008.

D Service agreements

On appointment, new Directors are provided with a letter of appointment setting out the Company's expectations including involvement with committee work, their responsibilities, remuneration, including superannuation and expenses. They are also provided with all relevant policies and company documents.

Remuneration and other terms of employment for the Chief Executive Officer, the other key management personnel and specified executives are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including health insurance, car allowances and tax advisory services, and participation, when eligible, in equity incentive plans. Key provisions of the agreements relating to remuneration are set out below.

The Group note that the Federal Government has recently proposed changes to the termination cap legislation. When the legislation has been finalised the Group will be reviewing its approach to executive contracts.

D. O'Neill, Chief Executive Officer

- Term of agreement – Open, commencing 1 January 2003.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $1,157k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 2.0 times annual base salary.
- Period of notice to be given by employee – twelve months.

Remuneration report (continued)

D Service agreements (continued)

P. Naude, General Manager, Billabong USA
- Term of agreement – Open, commencing 1 January 2008.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $1,212k (US$907k) to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to 1.5 annual base salary plus the performance bonus for the year of termination.
- Period of notice to be given by employee – eighteen months.

F. Fogliato, General Manager, Billabong Europe
- Term of agreement – Open, commencing 1 January 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $611k (€330k) to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary plus the average of the short term bonus over the previous two years.
- Period of notice to be given by employee – three months.

C. Kypriotis, General Manager, Billabong South Americas
- Term of agreement – Open, commencing 1 January 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $404k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – six months.

E. Leasure, President, Quiet Flight
- Term of agreement – Fixed, commencing 1 June 2008 and ending 30 June 2012.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $687k (US$514k) to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary plus performance bonus for the year of termination, pro-rated to the date of termination.

S. North, General Manager, Billabong Australasia
- Term of agreement – Open, commencing 11 July 2000.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $578k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – twelve months.

J. Schillereff, President, Element Skateboards, Inc
- Term of agreement – Open, commencing 7 February 2001.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $592k (US$443k) to be reviewed annually.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to annual base salary plus performance bonus for the year of termination.
- Period of notice to be given by employee – twelve months.

C. White, Chief Financial Officer
- Term of agreement – Open, commencing 29 October 2004.
- Base salary, inclusive of superannuation, for the year ended 30 June 2009 of $675k to be reviewed annually by the Human Resource and Remuneration Committee.
- Payment of termination benefit on early termination by the employer, other than for gross misconduct, equal to the annual base salary.
- Period of notice to be given by employee – six months.

Remuneration report (continued)

E Share-based compensation

Billabong Executive Performance Share Plan
Details of equity instruments, comprising either performance shares or conditional rights (collectively "rights"), provided as remuneration to each Director of the Company, key management personnel and specified executives of the Group are set out below. When vested, each instrument will entitle the holder to one ordinary share of the Company. Rights under the Plan will only vest if applicable performance hurdles are satisfied in the relevant performance period. Refer to the chart on page 15 for details of the applicable performance hurdles.

Name	Number of rights awarded during the year 2009	Number of rights vested during the year 2009
Directors of Billabong International Limited		
D. O'Neill	71,704	39,809
P. Naude	62,020	39,809
Other key management personnel of the Group		
F. Fogliato	35,200	13,269
C. Kypriotis	18,252	9,289
S. North	35,852	19,462
J. Schillereff	6,518	6,834
C. White	41,440	23,885
Other Group Executives		
E. Leasure	3,259	---

The assessed fair value at grant date of rights granted under the Billabong Executive Performance Share Plan during the year ended 30 June 2009 was $12.91 per right (2008: $15.65). The fair value at grant date is determined by reference to the Company's share price at grant date, taking into account the terms and conditions upon which the rights were granted.

Policy regarding mitigating the risk of any equity based incentives
Under the Group's Share Trading Policy, executives are prohibited from hedging or otherwise reducing or eliminating the risk associated with long term incentives such as unvested rights and options offered by the Company to the executive. Where an executive is in breach of this policy, the unvested rights or options shall be forfeited or lapse as the case may be.

Billabong Executive Performance and Retention Plan
The Executive Performance and Retention Plan provides for grants of options over ordinary shares in the Company. Under the Plan, the CEO and selected key executives were granted options which only vest if certain performance conditions are met and the executives are still employed by the Group at the end of the vesting period.

Once vested, the options remain exercisable for a period of two years. Refer to section B *Principles used to determine the nature and amount of remuneration* for the detail of the Plan and the performance measures.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Date vested and exercisable	Expiry date	Exercise price	Value per option at grant date
31 October 2008	31 October 2013	31 October 2015	$11.43	$2.27
24 November 2008	24 November 2013	24 November 2015	$10.80	$1.45

Options granted under the Plan carry no dividend or voting rights.

The exercise price for the options is the five day volume weighted average price of the Company's shares up to the date of the grant.

Remuneration report (continued)

E Share-based compensation (continued)

At the 2009 AGM, the Board will be seeking shareholder approval for a change in the exercise price of options granted during the 2008/09 financial year to take account of the Company's recent entitlement offer. Further details will be provided in the Notice of Meeting.

The Plan rules contain a restriction on removing the 'at risk' aspect of the instruments granted to executives. Plan participants may not enter into any transaction designed to remove the 'at risk' aspect of an instrument before it vests.

Details of options over ordinary shares in the Company provided as remuneration to each of the executive team of the Group are set out below. When exercisable, each option is convertible into one ordinary share of the Company. Further information on the options is set out in note 42 to the financial statements.

Name	Number of options granted during the year 2009	Number of options vested during the year 2009
Directors of Billabong International Limited		
D. O'Neill	629,007	---
P. Naude	524,170	---
Other key management personnel of the Group		
F. Fogliato	314,503	---
S. North	314,503	---
C. White	314,503	---

The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using the Monte-Carlo simulation option pricing model that takes into account the exercise price, the term of the option, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2009 included:	Grant Date 31 October 2008	Grant Date 24 November 2008
(a) exercise price:	$11.43	$10.80
(b) vesting date:	31 October 2013	24 November 2013
(c) expiry date:	31 October 2015	24 November 2015
(d) share price at grant date	$11.92	$9.60
(e) expected price volatility of the Company's shares:	30%	30%
(f) expected dividend yield:	3.80%	4.20%
(g) expected life:	6.0 years	6.0 years
(h) risk free interest rate:	4.84%	4.20%

(i) options are granted for no consideration and vest based on the Company's TSR, including share price growth, dividends and capital returns compared to the TSR of the constituents of the S&P/ASX 100 Index at the start of the performance period (excluding companies under the Global Industry Classification Standard name codes: 'Oil, Gas and Consumable Fuels' and 'Metals and Mining') over a five year period. Vested options are exercisable for a period of two years after vesting.

Remuneration report (continued)

F Additional information

Principles used to determine the nature and amount of remuneration: relationship between remuneration and Group performance
The overall level of executive reward takes into account the performance of the Group over a number of years. Over the past five years, the Group's profit from ordinary activities after income tax has grown at a compound rate of 11.9% per annum, and shareholder wealth has grown at a compound rate of 4.7% per annum, assuming all dividends are re-invested back into Billabong International Limited shares on the payment date. During the same period, executive remuneration has grown at a compound rate of 2.6% per annum.

A summary of the performance hurdles included in the executive remuneration framework is set out in section B *Principles used to determine the nature and amount of remuneration* of this Remuneration Report.

Details of remuneration: cash bonuses and options
For each cash bonus included in the tables under section C *Details of remuneration*, the percentage of the available bonus that was earned or paid, in the financial year, and the percentage that was forfeited because performance criteria were not met are set out below. Refer to section E *Share-based compensation* for rights and options awarded to Directors, key management personnel and specified executives during the financial year under the Billabong Executive Performance Share Plan and the Billabong Executive Performance and Retention Plan.

Remuneration report (continued)

F Additional information (continued)

Details of cash bonuses, performance shares and conditional rights

	Cash bonus		Performance shares and conditional rights					
Name	Earned or Paid %	Forfeited %	Year granted	Vested %	Forfeited %	Financial years in which may vest	Minimum total value of grant yet to vest $'000	Maximum total value of grant yet to vest * $'000
D. O'Neill	50%	50%	2009	---	---	30 June 2012	Nil	926
			2008	---	---	30 June 2011	Nil	882
			2007	---	---	30 June 2010	Nil	651
			2006	87.5%	12.5%	30 June 2009	---	---
P. Naude	40%	60%	2009	---	---	30 June 2012	Nil	801
			2008	---	---	30 June 2011	Nil	763
			2007	---	---	30 June 2010	Nil	619
			2006	87.5%	12.5%	30 June 2009	---	---
F. Fogliato	100%	---	2009	---	---	30 June 2012	Nil	454
			2008	---	---	30 June 2011	Nil	433
			2007	---	---	30 June 2010	Nil	267
			2006	87.5%	12.5%	30 June 2009	---	---
C. Kypriotis	100%	---	2009	---	---	30 June 2012	Nil	236
			2008	---	---	30 June 2011	Nil	225
			2007	---	---	30 June 2010	Nil	174
			2006	87.5%	12.5%	30 June 2009	---	---
E. Leasure	40%	60%	2009	---	---	30 June 2011	Nil	26
			2008	---	---	30 June 2011	---	---
			2007	---	---	30 June 2010	---	---
			2006	---	---	30 June 2009	---	---
S. North	70%	30%	2009	---	---	30 June 2012	Nil	463
			2008	---	---	30 June 2011	Nil	441
			2007	---	---	30 June 2010	Nil	309
			2006	87.5%	12.5%	30 June 2009	---	---
J. Schillereff	40%	60%	2009	---	---	30 June 2011	Nil	53
			2008	---	---	30 June 2011	Nil	131
			2007	---	---	30 June 2010	Nil	106
			2006	87.5%	12.5%	30 June 2009	---	---
C. White	100%	---	2009	---	---	30 June 2012	Nil	535
			2008	---	---	30 June 2011	Nil	510
			2007	---	---	30 June 2010	Nil	386
			2006	87.5%	12.5%	30 June 2009	---	---

* The maximum total value of grant yet to vest and yet to be expensed. The figures above are calculated as the amount of the grant date fair value of the performance shares and conditional rights and assuming 100% of the award vests.

Remuneration report (continued)

F Additional information (continued)

Details of options

	Options					
Name	Year granted	Vested %	Forfeited %	Financial years in which may vest	Minimum total value of grant yet to vest $'000	Maximum total value of grant yet to vest * $'000
D. O'Neill	2009	---	---	30 June 2014	Nil	1,237
P. Naude	2009	---	---	30 June 2014	Nil	1,031
F. Fogliato	2009	---	---	30 June 2014	Nil	403
S. North	2009	---	---	30 June 2014	Nil	619
C. White	2009	---	---	30 June 2014	Nil	619

* The maximum total value of grant yet to vest and yet to be expensed. The figures above are calculated as the amount of the grant date fair value of the options and assuming 100% of the award vests.

No options were granted, vested or forfeited during the year ended 30 June 2008.

Additional equity arrangements

Tax Exempt Employee Share Plan and Tax Deferred Employee Share Plan
In the 2009 financial year, the Group implemented a new Tax Exempt Employee Share Plan, which provides for grants of ordinary shares of the Company to Australian-based employees with at least 12 months service.

Under the Tax Exempt Employee Share Plan, eligible employees are able to purchase $1,000 of ordinary shares in the Company, with a 20% discount on the market value of the shares, by voluntarily sacrificing either their base salary or bonus on a pre-tax basis. The discount will be in the form of a 1:4 match, that is, for every four shares the employee acquires under the Tax Exempt Employee Share Plan, the Group will match this by providing an additional free share.

In the 2009 financial year, the Group also implemented a new Tax Deferred Employee Share Plan, which provides for grants of ordinary shares of the Company to Australian-based employees with at least 12 months service.

Under the Tax Deferred Employee Share Plan, eligible employees are able to purchase shares in the Company, at market value, by voluntarily sacrificing their base salary and/or bonus on a pre-tax basis. A minimum contribution amount of $2,000 applies to the purchase of shares under the Tax Deferred Employee Share Plan, with the Group matching contributions of up to $200 worth of shares in the Company.

In accordance with the relevant Australian tax rules, eligible employees are only able to participate in either the Tax Exempt Employee Share Plan or the Tax Deferred Employee Share Plan, not both. These plans are being implemented to encourage share ownership by Billabong's Australian employees and allow them to acquire shares in a tax-effective manner.

Awards under the above respective plans have been temporarily postponed until the legislative changes to the taxation of employee share schemes are finalised.

Shares under option
Unissued ordinary shares of the Company under option at the date of this report are as follows:

	Number	Grant date	Issue price of shares	Expiry date
Executive Performance and Retention Plan	1,782,183	31 October 2008	$11.43	31 October 2015
Executive Performance and Retention Plan	314,503	24 November 2008	$10.80	24 November 2015
Total	**2,096,686**			

Performance shares and conditional rights
Performance shares and conditional rights awarded under the Plan at the date of this report are as follows:

Type of right	Balance	Grant date	Performance determination date
Performance Shares	407,076	1 October 2006	30 June 2009
Conditional Rights	77,271	1 October 2006	30 June 2009
Performance Shares	556,692	1 November 2007	30 June 2010
Conditional Rights	98,241	1 November 2007	30 June 2010
Performance Shares	320,408	1 September 2008	30 June 2010
Conditional Rights	77,443	1 September 2008	30 June 2010
Performance Shares	254,504	1 September 2008	30 June 2011
Conditional Rights	35,200	1 September 2008	30 June 2011
Total	**1,826,835**		

Insurance of officers
During the financial year Billabong International Limited paid a premium in respect of a contract insuring the Directors of the Company, the Company Secretary and all executive officers of the Group against a liability incurred as such a Director, Secretary or executive officer to the extent permitted by the *Corporations Act 2001*. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the Group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Group. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Non-audit services
The Company may decide to employ the auditors on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Group are important.

Details of the amount paid or payable to the auditors (PricewaterhouseCoopers) for non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The Directors are satisfied that the provision of non-audit services by the auditors, as set out below, did not compromise the auditor's independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditors;
- none of the services undermine the general principles relating to auditor independence as set out in APES 110 *Code of Ethics for Professional Accountants.*

During the year the following fees were paid or payable for services provided by the auditors of the Group, its related practices and non-related audit firms in relation to non-audit services:

	Consolidated	
	2009 $'000	2008 $'000
PricewaterhouseCoopers Australian firm:		
International tax consulting together with separate tax advice on acquisitions	3,204	1,638
General accounting advice	---	88
Due diligence services	---	68
Related practices of PricewaterhouseCoopers Australian firm	1,571	772
Total remuneration for non-audit services	4,775	2,566

Auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 29.

Rounding of amounts
The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class Order to the nearest thousand dollars.

Auditors
PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

This report is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman

Gold Coast, 21 August 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Auditor's independence declaration

As lead auditor for the audit of Billabong International Limited for the year ended 30 June 2009, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

Robert Hubbard
Partner
PricewaterhouseCoopers

Brisbane, 21 August 2009

The policies and practices developed and implemented by the Board meet the revised principles and recommendations set out in ASX's Corporate Governance Council Guidelines which became effective from 1 January 2009.

PRINCIPLE 1: Lay solid foundations for management and oversight

The Directors are responsible to the shareholders for the performance of the Group in both the short and the longer term. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Company is properly managed.

A summary of matters reserved for the Board are as follows:

- setting objectives, goals and strategic direction for each of the major business units;
- monitoring financial performance including approving business plans, the annual operating and capital expenditure budgets and financial statements;
- establishing, monitoring and evaluating the effectiveness of internal controls, risk management and compliance systems;
- appointing and reviewing the performance of the CEO and senior management;
- approving and monitoring major capital expenditure, capital management, acquisitions, divestments and identified business drivers;
- monitoring areas of significant business risk and ensuring arrangements are in place to manage those risks;
- ensuring conformance to environmental, social and occupational health and safety requirements; and
- reporting to shareholders on performance.

A copy of a Statement of Matters Reserved for the Board is available on the Company's corporate website.

Beyond those matters, the Board has delegated all authority to achieve the objectives of the Company to the CEO and senior management as set out in the Group's Delegation of Authority document. The Delegation of Authority document is reviewed on an annual basis.

The Board set, on an annual basis, financial and non-financial performance hurdles for the CEO and senior executives and performance is assessed against these performance hurdles. A performance assessment for the CEO and senior executives last took place in September 2008.

PRINCIPLE 2: Structure the board to add value

During the financial year the Board comprised six Non-Executive Directors (including the Chairman) and two Executive Directors (CEO and General Manager North America). The names, skills and experience of the Directors in office at the date of this Statement, and the period of office of each Director, are set out in the Directors' Report.

Independent Professional Advice
Directors and Board Committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior approval of the Chairman is required, but this will not be unreasonably withheld. The advice obtained must be made available to all Board members in due course, where appropriate.

Independence of Directors
An assessment of Non-Executive Director's independence is carried out annually or at any other time where the circumstances of a Director change such as to warrant reconsideration.

When determining the independence of Non-Executive Directors consideration is given to whether the Non-Executive Director:

- is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- is employed, or has previously been employed in an executive capacity by the Company, and there has not been a period of at least three (3) years between ceasing such employment and serving on the Board;
- has within the last three (3) years been a principal of a material professional advisor or a material consultant to the Company, or an employee materially associated with the service provided;
- is a material supplier or customer of the Company, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- has a material contractual relationship with the Company other than as a Director.

Mr Gordon Merchant is a substantial shareholder of the Company and accordingly he is not considered to be independent of the Company based on the ASX guidelines. Mr Merchant is a founder of the Billabong Group and the Board considers that it is in the best interests of all shareholders to have a Director with Mr Merchant's industry and business expertise and Company history as a member of the Board.

All other Non-Executive Directors do not have any business interest or other relationship that could materially interfere with the exercise of their independent judgement and their ability to act in the best interests of the Company. Accordingly a majority of the Board are independent Directors.

The board assesses independence each year. To enable this process, the Directors must provide all information that may be relevant to the assessment.

The Chairman of the Company is an independent Non-Executive Director.

The roles of Chairman and CEO are exercised by separate individuals.

The Independence of Directors Policy is available on the Company's corporate website.

Nominations Committee
Committee Members

Ted Kunkel (Chairman)
Tony Froggatt
Margaret Jackson
Allan McDonald
Gordon Merchant
Colette Paull

The Nominations Committee consists only of Non-Executive Directors and a majority of the members of the Committee are independent. The Chairman of the Committee is a Non-Executive Director.

The main functions of the Committee are to:

- assess periodically the skill set required to discharge competently the Board's duties, having regard to the strategic direction of the Group, and assess the skills currently represented on the Board;
- regularly review and make recommendations to the Board regarding the structure, size and composition of the Board and keep under review the leadership needs of the Company, both executive and non-executive;
- identify suitable candidates to fill Board vacancies as and when they arise and nominating candidates for the approval of the Board;
- ensure that, on appointment, all Directors receive a formal letter of appointment, setting out the time commitment and responsibility envisaged in the appointment including any responsibilities with respect to Board Committees;
- oversee appropriate Board succession planning; and
- establish a process for the review of the performance of individual Directors and the Board as a whole.

When a new Director is to be appointed, the Committee reviews the range of skills, experience and expertise on the Board, identifies its needs and prepares a short-list of candidates with appropriate skills and experience. Where necessary, advice is sought from independent search consultants. The full Board then appoints the most suitable candidate who must submit themselves to shareholders for election at the first Annual General Meeting following their appointment.

New Directors are provided with a letter of appointment setting out the Company's expectations including involvement with committee work, their responsibilities, remuneration, including superannuation and expenses, requirement to disclose their interests and any matters which affect the Director's independence. New Directors are also provided with all relevant policies including the Company's share trading policy, a copy of the Company's Constitution, organisational chart and details of indemnity and insurance arrangements. A formal induction program which covers the operation of the Board and its Committees and financial, strategic, operations and risk management issues is also provided to ensure that Directors have significant knowledge about the Company and the industry within which it operates.

New Directors are advised of the time commitment required of them in order to appropriately discharge their responsibilities as a Director of the Company. Directors are required to confirm that they have sufficient time to meet this requirement. The Nominations Committee Charter is available on the Company's corporate website.

The Nominations Committee reports to, and makes recommendations to the full Board in relation to each of its functions.

Tenure of Office
Non-Executive Directors have open-ended contracts and tenure is subject to the individual performance of the Director and rotational requirements for re-election by shareholders.

Board Performance
The Board undertakes an annual self assessment of the performance of the Board as a whole, its Committees, the Chairman, individual Directors and governance processes that support Board work. Performance of individual Directors is assessed against a range of dimensions including the ability of the Director to consistently create shareholder value, to contribute to the development of strategies and risk identification, to provide clarity of direction to senior management, to listen to the views of fellow Directors and members of management and key third party stakeholders and to provide the time commitment to ensure the discharge of duties and obligations to the Company. The Chairman meets privately with each Director to discuss individual and collective performance of Directors.

PRINCIPLE 3: Promote ethical and responsible decision-making

Group Code of Conduct
The Company has a Group Code of Conduct, which is available in five languages and draws together all of the Company's practices and policies. The Code reflects the Company's values of integrity, honesty, trust, teamwork, respect and a desire for excellence in everything the Company does. It reinforces the need for Directors, employees, consultants and all other representatives of the Company to always act in good faith, in the Company's best interests and in accordance with all applicable policies, procedures, laws and regulations relevant to the regions in which the Company operates. Appropriate training programs on the Code are undertaken in each of the regions in which the Company operates. A copy of the main provisions of the Group Code of Conduct is available on the Company's corporate website.

Trading in Company Securities by Directors, senior executives and employees
The Company has a detailed securities trading policy which regulates dealings by Directors, senior managers and employees in shares, options and other securities issued in the Company.

A summary of the policy is as follows:

- dealings by Directors, senior managers, and nominated employees are confined to three trading windows which begin after two clear trading days have elapsed from the date of the half and full year profit announcements and date of the Annual General Meeting and continues for a period of thirty calendar days;
- Directors have entered into agreements to notify the Company within three days of any dealings in the Company securities;
- where a trade by a Director or associated Company is in excess of one million shares or represents more than 10% of that Director's then current securities holding, the Director has the responsibility to notify the Chairman at least 48 hours prior to engaging in any transaction;
- guidance is given to Directors that transactions in excess of one million shares should not be sold through normal day trading in order to minimise risk to the market price; and
- Executives are prohibited from hedging or otherwise reducing or eliminating the risk associated with long term incentives such as unvested performance shares and options offered by the Company to the Executive.

A copy of the Securities Trading Policy is available on the Company's corporate website.

Whistleblower Policy
A copy of the Whistleblower Policy is available on the Company's corporate website. The policy applies to all Company employees, contractors and consultants and is designed to protect individuals who, in good faith, report conduct which they reasonably believe to be corrupt, illegal or unethical on a confidential basis, without fear of reprisal, dismissal or discriminatory treatment.

PRINCIPLE 4: Safeguard integrity in financial reporting

Audit Committee
Committee Members

Allan McDonald (Chairman)
Tony Froggatt
Margaret Jackson
Ted Kunkel
Gordon Merchant
Colette Paull

The Audit Committee consists only of Non-Executive Directors and a majority of the members of the Committee are independent. The Chairman of the Committee is a Non-Executive Director. The Committee may extend an invitation to any person to attend all or part of any meeting of the Committee which it considers appropriate.

The main functions of the Committee are to:

- ensure the integrity and reliability of the Company's financial statements and all other financial information published by the Company or released to the market;
- review the scope and results of external and compliance audits;
- assess compliance with applicable legal and regulatory requirements;
- assess the effectiveness of the systems of internal control and risk management;
- review the appointment, remuneration, qualifications, independence and performance of the external auditors and the integrity of the audit process as a whole; and
- monitor and review the nature of non-audit services of external auditors and related fees and ensure it does not adversely impact on auditor independence.

The Audit Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party. The Audit Committee Charter is available on the Company's corporate website.

The Audit Committee reports to, and makes recommendations to the full Board in relation to each of its functions.

In fulfilling its responsibilities, the Audit Committee:

- receives regular reports from management and the external auditors;
- meets with the external auditors at least twice a year, or more frequently if necessary; and
- meets separately with the external auditors at least twice a year without the presence of management.

Certification of Financial Reports
The CEO and CFO state in writing to the Board each reporting period that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial position and operational results and are in accordance with relevant accounting standards. The statements from the CEO and CFO are based on a formal sign off framework established throughout the Company.

External Auditors
The external auditor (PricewaterhouseCoopers) has declared its independence to the Board through is representations to the Committee and provision of its Statement of Independence to the Board, stating that they have maintained their independence in accordance with the provisions of APES 110 – Code of Ethics for Professional Accountants and the applicable provisions of the *Corporations Act 2001*. It is PricewaterhouseCoopers' policy to rotate audit engagement partners on listed companies at least every five years, and in accordance with that policy a new audit engagement partner was introduced for the year ended 30 June 2007.

The performance of the external auditor is reviewed annually. An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors' Report and in the notes to the financial statements. The external auditor is requested to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report. A policy on the Selection and Appointment of External Auditors is available on the Company's corporate website.

PRINCIPLE 5: Make timely and balanced disclosure

The Company has an established policy and procedure for timely disclosure of material information concerning the Company. This includes internal reporting procedures to ensure that any material price sensitive information is reported to the Company Secretary in a timely manner.

The Company Secretary has been nominated as the person responsible for communication with the Australian Securities Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public. All information disclosed to the ASX is posted on the Company's corporate website as soon as it is disclosed to the ASX. When analysts are briefed following half year and full year results announcements, the material used in the presentations is released to the ASX prior to the commencement of the briefing. This information is also posted on the Company's corporate website. Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the market. The Company is committed to ensuring that all stakeholders and the market are provided with relevant and accurate information regarding its activities in a timely manner.

A copy of the Continuous Disclosure Policy is available on the Company's corporate website.

PRINCIPLE 6: Shareholder communication

The Company aims to keep shareholders informed of the Company's performance and all major developments in an ongoing manner. Information is communicated to shareholders through:

- the Half-Yearly Report and Full Financial Report, Shareholder Review, Notice of Meetings and explanatory materials which are published on the Company's corporate website and distributed to shareholders where nominated;
- the Annual General Meeting, and any other formally convened Company meetings;
- transcripts of analyst briefings held by teleconference for half year and full year results announcements which are posted on the Company's corporate website within 24 hours of the briefing; and
- all other information released to the ASX is posted to the Company's corporate website.

The Billabong website maintains, at a minimum, information about the last three years' press releases or announcements.

A copy of the Stakeholder Communications Policy is available on the Company's corporate website.

PRINCIPLE 7: Recognise and manage risk

The Board, through the Audit Committee, is responsible for ensuring the adequacy of the Company's risk management and compliance framework and system of internal controls and for regularly reviewing its effectiveness.

The Company has implemented a risk management system based on AS/NZS 4360:2004; *Risk Management* standard and the ASX Corporate Governance Principles and Recommendations. The framework is based around the following risk activities:

- Risk Identification: Identify all significant foreseeable risks associated with business activities in a timely and consistent manner;
- Risk Evaluation: Evaluate risks using an agreed risk assessment criteria;
- Risk Treatment/Mitigation: Develop mitigation plans for risk areas where the residual risk is greater than tolerable risk levels; and
- Risk Monitoring and Reporting: Report risk management activities and risk specific information to appropriate levels of management in a timely manner.

The Board through the Audit Committee reviews the Risk Management Policy and framework on a regular basis and satisfies itself that management has in place appropriate systems for managing risk and maintaining internal controls.

The CEO and senior management team are responsible for identifying, evaluating and monitoring risk in accordance with the risk management framework. Senior management are responsible for the accuracy and validity of risk information reported to the Board and also for ensuring clear communication of the Board and senior management's position on risk throughout the Company.

In particular, at the Board and senior management strategy planning sessions held throughout the year, the CEO and management team reviews and identifies key business and financial risks which could prevent the Company from achieving its objectives.

Additionally a formal risk assessment process is part of each major capital acquisition with a post acquisition review undertaken after eighteen to twenty-four months of major business acquisitions, major capital expenditures or significant business initiatives.

Certification of risk management controls
In conjunction with the certification of financial reports under Principle 4, the CEO and CFO state in writing to the Board each reporting period that:

- the statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The Risk Management Policy is available on the Company's corporate website.

PRINCIPLE 8: Remunerate fairly and responsibly

Human Resource and Remuneration Committee
Committee Members

Margaret Jackson (Chairman)
Tony Froggatt
Ted Kunkel
Allan McDonald
Gordon Merchant
Colette Paull

The Human Resource and Remuneration Committee consists only of Non-Executive Directors and a majority of the members of the Committee are independent. The Chairman of the Committee is a Non-Executive Director. The Committee may extend an invitation to any person to attend all or part of any meeting of the Committee which it considers appropriate.

The main functions of the Committee are to assist the Board in establishing remuneration policies and practices which:

(a) enable the Group to attract and retain Executives and Directors (Executive and Non-Executive) who will create sustainable value for shareholders and other stakeholders;
(b) fairly and responsibly reward Executives and Directors having regard to the Group's overall strategy and objectives, the performance of the Group, the performance of the Executive and the general market environment; and
(c) comply with all relevant legislation and regulations including the ASX Listing Rules and *Corporations Act 2001*.

In particular to:

- review the remuneration for each Executive Director (including base pay, incentive payments, equity awards and retirement or severance benefits), having regard to the Executive remuneration policy and whether in respect of any elements of remuneration any shareholder approvals are required;
- annually appraise the performance of the CEO and provide appropriate Executive development programs;
- review the remuneration (including incentive awards, equity awards and service employment contracts) for the CEO and senior management, to ensure they are consistent with the Executive remuneration policy;
- review Non-Executive Director remuneration with the assistance of external consultants as appropriate;
- review all equity based plans and all cash-based Executive incentive plans;
- review the appropriateness of management succession plans;
- review annually the remuneration trends (including major changes in employee benefit structures, philosophies and practices) across the Group in its various regions; and
- ensure that the Board is aware of all relevant legal requirements regarding disclosure of remuneration.

The Committee reviews and sets key performance indicators (KPI's) relating to financial and non-financial targets for senior management at the commencement of each financial year. These KPI's are evaluated at the end of each reporting period and impact on the discretionary element of the Executive's remuneration. Committee members receive briefings from external remuneration consultants on recent developments on remuneration and related matters. The Human Resource and Remuneration Committee Charter is available on the Company's corporate website.

The Human Resource and Remuneration Committee reports to, and makes recommendations to the full Board in relation to each of its functions.

Structure of Remuneration
Details of the nature and amount of each element of the remuneration for Directors and key Executives of the Company are set out in the 'Remuneration Report' section of the Directors' Report. The current maximum aggregate remuneration pool for Non-Executive Directors is currently $1,200,000 per annum which was approved by shareholders on 21 October 2005.

There are no Directors' retirement benefits other than statutory superannuation.